As filed with the Securities and Exchange Commission on March 25, 2003

File No. 24-10038

03016968

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to
FORM 1-A (a)
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RELIANCE BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Missouri
(State or other jurisdiction of incorporation or organization)

11781 Manchester Road
Des Peres, Missouri 63131
(314) 965-5300
(Address, including zip code, and telephone number, including area code, of the issuer's principal executive office)

Jerry S. Von Rohr
President and Chief Executive Officer
Reliance Bancshares, Inc.
11781 Manchester Road
Des Peres, Missouri 63131
(314) 965-5300
(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**43-1823071**
(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

With Copies to:

Fortis M. Lawder	**Craig A. Adoor**	**Mark B. Weinheimer**
Anderson & Gilbert	**Blackwell Sanders Peper Martin LLP**	**Suelthaus & Walsh, P.C.**
200 S. Hanley, Suite 710	**720 Olive Street, Suite 2400**	**7733 Forsyth Blvd., Suite 1200**
St. Louis, Missouri 63105	**St. Louis, Missouri 63101**	**Clayton, Missouri 63105**
Telephone: (314) 721-2777	**Telephone: (314) 345-6000**	**Telephone: (314) 727-7676**
Telefax: (314) 721-3515	**Telefax: (314) 345-6060**	**Telefax: (314) 717-7166**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

Item 1. Significant Parties

(a) *The issuer's directors*:

Name	Business Address	Residential Address
Ralph W. Casazzone	First National Oil 148 East Avenue Norwalk, Connecticut 06851	170 Round Hill Road Greenwich, Connecticut 06831
Patrick R. Gideon	Silver Lake Bank 201 Northwest Highway 24 Topeka, Kansas 66608-8330	1211 SW Indian Hills Rd. Topeka, Kansas 66615-1411
Barry D. Koenemann	United Construction Ent. Co. 12747 Olive Blvd., Suite 101 St. Louis, Missouri 63141	102 Ladue Pine Woods Place St. Louis, Missouri 63141
Fortis M. Lawder	Anderson & Gilbert 200 S. Hanley Rd., Ste. 710 St. Louis, Missouri 63105	3863 Holly Hills Blvd. St. Louis, Missouri 63116
Earl G. Lindenberg	Lindenberg Technologies, LLC 721 Emerson Rd., Ste. 150 St. Louis, Missouri 63141	13116 Conway Grove Ln. Town & Country, Missouri 63141
Gary R. Parker	600 Mason Ridge Center Drive St. Louis, Missouri 63141	12030 Gailcrest Ln. St. Louis, Missouri 63131
James E. SanFilippo	Waylon Advertising 100 S. 4th St., Suite 630 St. Louis, Missouri 63102	10436 Litzsinger Rd. St. Louis, Missouri 63131
Jerry S. Von Rohr	11781 Manchester Road Des Peres, Missouri 63131	37 Fox Meadows Sunset Hills, Missouri 63127

(b) *The issuer's officers*:

Name	Business Address	Residential Address
Jerry S. Von Rohr President and Treasurer	11781 Manchester Road Des Peres, Missouri 63131	37 Fox Meadows Sunset Hills, Missouri 63127
Fortis M. Lawder Secretary	Anderson & Gilbert 200 S. Hanley Rd., Ste. 710 St. Louis, Missouri 63105	3863 Holly Hills Blvd. St. Louis, Missouri 63116

Name	Business Address	Residential Address
Teresa Rust Hancock Vice President and Assistant Secretary	11781 Manchester Road Des Peres, Missouri 63131	45 Lake Forest St. Louis, Missouri 63117

(c) *The issuer's general partners*:

Not applicable.

(d) Record owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Gary R. Parker	600 Mason Ridge Center Drive St. Louis, Missouri 63141	12030 Gailcrest Ln. St. Louis, Missouri 63131

(e) *Beneficial owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
Gary R. Parker	600 Mason Ridge Center Drive St. Louis, Missouri 63141	12030 Gailcrest Ln. St. Louis, Missouri 63131

(f) *Promoters of the issuer*:

Name	Business Address	Residential Address
Gary R. Parker	600 Mason Ridge Center Drive St. Louis, Missouri 63141	12030 Gailcrest Ln. St. Louis, Missouri 63131
Jerry S. Von Rohr	11781 Manchester Road Des Peres, Missouri 63131	37 Fox Meadows Sunset Hills, MO 63127

(g) *Affiliates of the Issuer*:

Name	Business Address	Residential Address
Reliance Bank	11781 Manchester Road Des Peres, Missouri 63131	Not applicable.
Reliance Acquisition Company	11781 Manchester Road Des Peres, Missouri 63131	Not applicable.

(h) *Counsel to the issuer with respect to the proposed offering*:

Blackwell Sanders Peper Martin LLP
720 Olive Street, Suite 2400
St. Louis, MO 63101
Facsimile No. (314) 345-6060

Anderson & Gilbert
200 South Hanley, Suite 710
St. Louis (Clayton), MO 63105
Facsimile No. (314) 721-3515

(i) *Each underwriter with respect to the proposed offering*:

Not applicable.

(j) *The underwriter's directors*:

Not applicable.

(k) *The underwriter's officers*:

Not applicable.

(l) *The underwriter's general partners*:

Not applicable.

(m) *Counsel to the underwriter*:

Not applicable.

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of Reliance Bancshares, Inc.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) Reliance Bancshares, Inc., as the issuer, will offer the securities as part of the acquisition consideration to be paid to the shareholders of The Bank of Godfrey in connection with the merger of Godfrey Interim Bank, an Illinois chartered interim bank and a wholly-owned subsidiary of issuer, with and into The Bank of Godfrey (the "Merger"). Upon the effectiveness of the Merger, The Bank of Godfrey will be the survivor of the Merger (referred to in the Agreement and Plan of Merger by and between Reliance Bancshares, Inc. and The Bank of Godfrey and dated as of October 17, 2002 and amended by the First Amendment thereto dated as of November 19, 2002, collectively the "Agreement and Plan of Merger") as the "Continuing Bank" or the "resulting bank" and a wholly-owned subsidiary of Reliance Bancshares, Inc. Each shareholder of The Bank of Godfrey will then have the opportunity to elect the proportion of cash and Class A common stock of Reliance Bancshares, Inc. the shareholder desires to receive as Merger consideration. However, each shareholder's election likely will be reallocated in accordance with the procedure set forth in the Agreement and Plan of Merger to ensure that one-half of The Bank of Godfrey common stock is exchanged for cash and the remainder is exchanged for Class A common stock of Reliance Bancshares, Inc.

The shareholders of The Bank of Godfrey to whom Reliance Bancshares, Inc. will offer the securities as acquisition consideration are located in the following states: Arizona, California, Florida, Georgia, Illinois, Indiana, Michigan, Minnesota, Missouri, New York, Ohio, Texas and Wyoming.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) Pursuant to a private placement memorandum dated June 1, 2002 (the "June Offering"), Reliance Bancshares, Inc. offered to sell up to 300,000 shares of its Class A common stock, par value $1.00 per share. The June Offering was scheduled to expire on December 31, 2002. By resolutions of the Board of Directors of Reliance Bancshares, Inc., the Board of Directors extended the expiration date of the June Offering to January 15, 2003 and increased the offering to 310,000 shares of Class A common stock.

The Board of Directors of Reliance Bancshares, Inc. determined that the purchase price should be calculated on a quarterly basis at 1.5 times the book value per share, reduced to the nearest quarter of a dollar. As of March 31, 2002, each share of Class A common stock had a book value of $12.52 per share. When calculated on a quarterly basis at 1.5 times book value, the resulting value was $18.78 per share and when reduced to the nearest quarter of a dollar, the initial offering price was $18.75 per share.

After the close of each calendar quarter, the book value of shares of Class A common stock was reevaluated from the quarterly compilation or review report prepared by the independent certified public accountants retained by Reliance Bancshares, Inc. Upon receipt of such documents, the price of the shares under the offering was recalculated and thereafter the shares were offered and sold at 1.5 times the book value at the close of such quarter, reduced to the nearest quarter of a dollar, but not less than $18.75 per share. The book value per share as of June 30, 2002 was $12.90, so that reduced to the nearest quarter dollar, the offering price was increased to $19.25. The book value per share as of September 30, 2002 was $13.85, so that reduced to the nearest quarter dollar, the offering price was increased to $20.75.

As of January 15, 2003, Reliance Bancshares, Inc. sold 169,178 shares of Class A common stock at $18.75 per share for a total of $3,172,088, 98,400 shares of Class A common stock at $19.25 per share for a total of $1,894,200, and 42,422 shares of Class A common stock at $20.75 per share for a total of $880,257. The persons to whom such shares were issued are set forth below:

Robert M. Cox, Jr. TTEE U/A dated 7/9/92 Robert M. Cox, Jr. Revocable Trust

Thomas J. Lynch Revocable Trust dated 1-27-94, Thomas J. Lynch, Trustee

Daniel T. Rabbitt, Jr. and Susan L. Rabbitt

UBS Paine Webber Securities, Inc. Custodian for Alan M. Londe IRA

Philip D. Bamberger and Marlo B. Bamberger

R. William Breece, Trustee of R. William Breece Revocable Living Trust dated 3-6-98

Ralph Casazzone

Edward Cohen and Marla Cohen, Trustees of the Edward Cohen Revocable Trust dated 4-6-94

Kevin R. Criscione

D & R Bank Partnership

Richard M. and Nancy P. Demko, Trustees of Richard M. Demko Living Trust

Cecilia Janelle Evans Trustee of Cecilia Janelle Evans Revocable Trust dated 11-16-98

David N. Flowers

Duane Flowers, Trustee of the Linda Flowers Trust (81-6)

Duane Flowers, Trustee of Flowers Children's Trust No. 1

Louis J. Fusz, Jr.

Francis E. Goellner, Trustee U/I/T dated 8/14/00 FBO Francis E. Goellner

W. F. Samuel Hopmeier, Trustee of the Revocable Living Trust FBO William Frederick Samuel Hopmeier 12-29-83

Revocable Living Trust of Elizabeth A. Kilo dated 9-3-98

John C. Kirkham and Marilyn J. Kirkham

Victor J. Klutho and Joan M. Klutho

Joan Lawder, Trustee (U/A dated 12-28-74) FBO Fortis M. Lawder

Earl G. Lindenberg, Trustee of Earl G. Lindenberg Revocable Living Trust

Thomas J. Lynch Revocable Trust dated 1-27-94, Thomas J. Lynch, Trustee

Henry D. Menghini, Trustee U/A dated 3-7-85

Gary R. Parker

Laura Sprich Custodian for Gabrielle Sprich Under Missouri Transfers to Minors Law

Rob G. Ramage

Robert E. Rives

Glenn A. Thomas

RBC Dain Rauscher, Custodian FBO Jerry S. Von Rohr IRA

Katherine Z. Welsh, Trustee of the Katherine Z. Welsh Revocable Living Trust (9-18-00)

Justin A. Williamson, III

Timothy G. Crowley and Marilyn F. Crowley

Pierre L. LaBarge, III

Lawrence Keeley, Jr., Trustee of the L. Keeley Construction Co. Profit Sharing Plan

Sunamerica Trust Co., Custodian FBO IRA of Diane J. Eckman

Sunamerica Trust Co., Custodian F/B/O IRA of Michael G. Eckman

Kenneth Bennett

Robert Burridge Trust

Patricia Burridge Trust

Max E. McGowan and Dorothy McGowan

Michael Shannahan, Jr. Revocable Living Trust (11/10/98)

A.G. Edwards & Sons, Inc. Custodian for Richard M. Demko, IRA

Douglas P. Gerhardt, or his successors, Trustee under Living Trust of Douglas P. Gerhardt dated 11-3-92

John and Susan Kilo

Lawrence P. and Julie J. Keeley

Amy M. (Lindenberg) Melton, Trustee of Amy M. Lindenberg Trust

Edward Cohen and Marla Cohen, Trustees of the Edward Cohen Revocable Trust dated 4/6/94

Francis E. Goellner, Trustee U/I/T dated 8/14/00 FBO Francis E. Goellner

Thomas M. Goellner and Donna M. Goellner Trustees of an Indenture of Trust dated 12-13-2001

Michael A. Graven

Pamela L. Kalkbrenner Revocable Trust U/T/A dated 5-24-00; Pamela L. Kalkbrenner, Trustee; Evertt J. Kalkbrenner, Trustee

Charles Kilo (M.D.)

Randolph B. Lash and F. Marlene Lash

Pursuant to a private placement memorandum dated January 1, 2002 ("January Offering"), Reliance Bancshares, Inc. offered to sell up to 300,000 shares of its Class A common stock, par value $1.00 per share. The offering was scheduled to terminate on June 30, 2002. By resolution of the Board of Directors of Reliance Bancshares, Inc., the Board of Directors subsequently increased the offering to 306,500 shares of Class A common stock.

The Board of Directors of Reliance Bancshares, Inc. determined that the purchase price should be calculated on a quarterly basis at 1.5 times the book value per share, reduced to the nearest quarter of a dollar. As of September 30, 2001, each share of Class A common stock had a book value of $11.38 per share. When calculated on a quarterly basis at 1.5 times book value, the resulting value was $17.07 per share and when reduced to the nearest quarter of a dollar, the initial offering price was $17.00 per share.

Pursuant to the January Offering, Reliance Bancshares, Inc. sold 306,500 shares of Class A common stock at $17.00 per share for a total of $5,210,500. The persons to whom such shares were issued are set forth below:

Edward C. Cody and Marylou S. Cody

D & R Bank Partnership

Peggy L. Stephens and Bruce L. Stephens

Carolyn S. Stevens

Edward Cohen and Marla Cohen, Trustees of Edward Cohen Revocable Trust (4-6-94)

Richard M. and Nancy P. Demko, Trustees of Nancy P. Demko Living Trust (1-13-84)

Richard M. Demko and Nancy P. Demko, Trustees of Richard M. Demko Living Trust

Duane Flowers, Trustee of the Linda Flowers Trust (81-6)

Joe Freund, Trustee of Joe Freund Defined Benefit Trust dated 01/01/1997

Louis J. Fusz, Jr.

Francis E. Goellner, Trustee U/I/T dated 8/14/00 FBO Francis E. Goellner

Thomas A. Goellner and Donna M. Goellner Trustees of an Indenture of Trust of Thomas M. Goellner dated 12/31/01

Teresa Rust Hancock

Steven G. Hanlon

John C. Hoffmeister and Sally M. Hoffmeister

Charles Kilo, M.D.

John A. Kilo and Susan K. Kilo

John C. Kirkham and Marilyn J. Kirkham

Joan M. Klutho and Victor J. Klutho

United Construction Ent. Co.

Earl G. Lindenberg, Trustee of Earl G. Lindenberg Revocable Living Trust

Joseph G. Loyet and Lisa K. Loyet

Carolyn Stevens Custodian for Connor S. Stevens Under Missouri Transfers to Minors Law

Carolyn Stevens Custodian for Eli D. Stevens Under Missouri Transfers to Minors Law

Carolyn Stevens Custodian for Parker N. Stevens Under Missouri Transfers to Minors Law

Carolyn Stevens Custodian for Hannah N. Stevens Under Missouri Transfers to Minors Law

William N. Suntrup, Trustee FBO William N. Suntrup Trust (12-16-88)

Jerry S. Von Rohr

RBC Dain Rauscher, Custodian FBO Jerry Von Rohr, IRA

Robert E. Wamhoff and Diane Wamhoff, Co-Trustees of the Robert and Diane Wamhoff Revocable Trust

Dale E. Walters and Janet Walters

Welsch, Flatness, & Lutz, Inc.

A. D. Welsh, Trustee of the A. D. Welsh Revocable Living Trust (9/18/2000)

Justin A. Williamson, III

Thomas L. Caradonna, Trustee of Thomas L. Caradonna Trust dated 9-16-1997

Robert M. Cox, Jr. TTEE U/A dated 7-9-92, Robert M. Cox, Jr. Revocable Trust

Joseph M. Dugan

Blake Dunlop, Trustee of Blake Dunlop Trust dated 1-11-91

Salomon Smith Barney, Inc., Custodian FBO Douglas P. Gerhardt, IRA

Steven J. Hasenmueller and Patricia M. Hasenmueller

Thomas J. Lynch Revocable Trust dated 1-27-94, Thomas J. Lynch, Trustee

W. F. Samuel Hopmeier, Trustee of the Revocable Living Trust FBO William Frederick Samuel Hopmeier (12-29-83)

Henry D. Menghini, Trustee U/A dated 3-7-85

Elizabeth A. Kilo, Trustee of Revocable Living Trust of Elizabeth A. Kilo dated 9-3-98

Adam R. Parker

John A. Kilo and Susan K. Kilo

Amy D. Parker

Joan Lawder, Trustee U/A dated 12-28-74 FBO Fortis M. Lawder

Andrea C. Parker

Max E. McGowan and Dorothy M. Conway

Craig M. Parker

Robert G. Mills and Joanie S. Mills

Gary R. Parker

Rob G. Ramage

Daniel T. Rabbitt, Jr.

Steven B. Rees

Martha F. Ramey and Peter M. Ramey

Michael and Elizabeth O'Keefe

O. Lee Reid, Jr. and Kathy C. Reid

James E. SanFilippo and Kathleen W. SanFilippo

Paul W. Siebels

Gary W. Caler and June M. Caler

Laura B. Sprich

Amrut Patel

Laura Sprich Custodian for Emma Nicole Sprich Under Missouri Transfers to Minors Law

The January Offering memorandum contemplated that Reliance Bancshares, Inc. could accept the transfer of real property in full or part payment of shares if a location that could be used as a branch for its bank subsidiary was to be made in exchange and the property owner desired all or part payment for the property be paid in shares of Class A common stock of Reliance Bancshares, Inc. Reliance Bancshares, Inc. negotiated the use of stock as consideration for the purchase of real estate in Chesterfield and Oakville, Missouri. Although these shares have not yet been issued, the price of the stock was negotiated at the time the contract of sale was entered into and the shares subject to issuance were set aside pursuant to the January Offering. The sellers of the real estate are accredited investors and have signed subscription agreements as addendums to the contracts of sale. The contracts provide that the shares will not be issued until the respective sale closes. The Chesterfield contract includes the issuance of 11,250 shares of Class A common stock at $22.80 per share for a total of $256,500, with the balance of the purchase price, $500,000, to be paid in cash. The Oakville contract includes the issuance of 12,170 shares of Class A common stock at $18.90 per share for a total of $230,000, with the balance of the purchase price, $160,000, to be paid in cash.

During 2002, Reliance Bancshares, Inc. granted options to purchase Class A common stock under the 2001 Incentive Stock Option Plan to the only executive officer of Reliance Bancshares, Inc. and to officers and employees of Reliance Bank. Mr. Jerry Von Rohr was issued options to purchase up to 25,000 shares of Class A common stock at a per share exercise price of $25.00, on May 1, 2002. The price of one share of Reliance Bancshares, Inc. Class A common stock on May 1, 2002 was $18.75 per share. The fair value of the options granted to Mr. Von Rohr on May 1, 2002 was $202,500 using the Black-Scholes model of option valuation. Such options are accompanied by an identical amount of stock appreciation rights that may be exercised in lieu of the options. The aforementioned options vest over a period of five years, with the option to purchase 6,250 shares vesting on the second, third, fourth and fifth anniversaries of the date of grant.

On July 18, 2002, Reliance Bancshares granted to David Baese, an officer of Reliance Bank, options to purchase up to 5,000 shares of Class A common stock at a per share exercise price of $18.75, the fair value of a share of Reliance Bancshares, Inc. Class A common stock on the grant date. The aforementioned options vest in equal installments over a period of three years on the date of grant. In the alternative, 2,500 options vest upon the opening of the permanent office of Reliance Bank's South County branch in Oakville, Missouri and the remaining 2,500 shares vest when the South County branch becomes fully profitable and all losses attributable to the branch are fully recovered. The fair value of the options granted to Mr. Baese on July 18, 2002 was $48,873 using the Black-Scholes model of option valuation.

Reliance Bancshares also granted options to purchase up to 10,000 shares of Class A common stock at a per share exercise price of $19.25 to ten officers and key employees of Reliance Bank on October 17, 2002. The price of one share of Reliance Bancshares, Inc. Class A common stock on October 17, 2002 was $19.25. The fair value of the options granted on October 17, 2002 was $100,353 using the Black-Scholes model of option valuation. All of the options were granted under Reliance Bancshares' 2001 Incentive Stock Option Plan. Such options are accompanied by an identical amount of stock appreciation rights that may be exercised in lieu of the options. The aforementioned options vest in equal installments over a period of three years on the date of the grant. The persons to whom such options to purchase were issued are set forth below:

Richard Baumhoff
Valerie Counts
Cindy Dodd
Theresa Hancock
Thomas Merle
Cathy Sabourin
Paul Seibels
Patrick Stevenson
Joan Sullivan
Patricia Zykan

On January 15, 2003, Reliance Bancshares, Inc. granted options to purchase 46,000 shares of Class A common stock under the 2003 Non-Qualified Stock Option Plan to the directors and advisory directors of Reliance Bancshares and Reliance Bank at a per share exercise price of $24.00. The price of one share of Reliance Bancshares, Inc. Class A common stock on January 15, 2002 was $20.75 per share. The fair value of the options granted to the directors and advisory directors on January 15, 2002 was $454,480 using the Black-Scholes model of option valuation. The aforementioned options vest over a period of two years; however, the options are subject to forfeiture if the directors or advisory directors fail to attend the meetings of their board. The persons to whom such options to purchase were issued are set forth below:

Ralph Casazzone	John R. Niemi
Richard M. Demko	Amrut Patel
Douglas P. Gerhardt	Gary R. Parker
Patrick R. Gideon	Steven B. Rees
Jason Hughes	James E. SanFilippo
Lawrence P. Keeley	Bruce L. Stephens
Barry D. Koenemann	Rhonda C. Thomas
Fortis M. Lawder	Jerry S. Von Rohr
Earl G. Lindenberg	Robert E. Wamhoff
Frank D. Megargel	

(b) Not applicable.

(c) For the shares issued pursuant to the January Offering and the June Offering, Reliance Bancshares, Inc. relied on the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 of Regulation D promulgated under the Securities Act. Except for two purchasers of Class A common stock issued pursuant to the June Offering, each of the purchasers of the Class A common stock issued pursuant to the January Offering and the June Offering executed and delivered to Reliance Bancshares, Inc. subscription agreements containing investment representations evidencing their status as "accredited investors" (as that term is defined in Rule 501 of Regulation D) and other representations on which Reliance Bancshares, Inc. relied in determining that the offering was exempt under Section 4(2) and Regulation D. By execution of the subscription agreement, each investor consented to the imposition of transfer restrictions on the securities, including restrictive legends placed on the certificates representing such shares. With respect to the two purchasers who were not accredited investors, Reliance Bancshares reasonably believes they were represented by "purchaser representatives" as that term is used in Rule 501(h) of Regulation D and that Reliance Bancshares otherwise complied with all requirements of Rule 506 of Regulation D.

Over three-fourths of the shares issued pursuant to the January and June Offerings were purchased by existing shareholders of Reliance Bancshares. Reliance Bancshares reasonably believed these shareholders to be "accredited investors" as that term is defined in Rule 501(a) of Regulation D based on their representations to that effect in subscription agreements they had recently executed in connection with other offerings Reliance Bancshares had conducted in reliance on the exemption from registration under Regulation D. These existing shareholders were advised of the existence of the January and June Offerings by Reliance Bancshares, Inc. Those that contacted Reliance Bank were sent a subscription agreement, an offering circular and financial statements (the "Offering Materials") regarding Reliance Bancshares, Inc. Other offerees of the January and June Offerings were friends and business associates of certain directors and shareholders who traveled in the same social and business circles as the directors and shareholders and who contacted Reliance Bancshares seeking to invest in the January and June Offerings. Based on statements made by these individuals regarding their net worth, incomes, or other indicia that they would qualify as accredited investors, or on the reasonable beliefs of the directors or shareholders based on their personal relationship or previous financial dealings that their friends and business associates qualified as "accredited investors," Reliance Bancshares, Inc. provided them with copies of the Offering Materials. No money was accepted nor was any Class A common stock issued, however, until Reliance Bancshares received executed subscription agreements by which the persons confirmed their status as accredited investors.

Reliance Bancshares, Inc. intends to rely on Rule 701 of the Securities Act to exempt the grant of the options and the offer and sale of the shares issuable upon the exercise of the aforementioned options from the registration requirements of the Securities Act. Reliance Bancshares, Inc. complied with the requirements of Rule 701, as shown by the following facts:

1. The options were granted only to directors, officers and employees of Reliance Bancshares, Inc. pursuant to the 2001 Incentive Stock Option Plan and the 2003 Non-Qualified Stock Option Plan, which are compensatory benefit plans, as that term is defined in Rule 701 of the Securities Act.

2. The aggregate option exercise price of the options granted during the previous 12-month period was not more than 15% of the total assets of the Reliance Bancshares based on its most recent balance sheet.

3. Reliance Bancshares, Inc. delivered a copy of the 2001 Incentive Stock Option Plan and a copy of the agreement pursuant to which the options were granted to each director, officer and employee that received options under the plan. Reliance Bancshares will deliver a copy of the 2003 Non-Qualified Incentive Stock Option Plan, and a copy of the agreement pursuant to which the options were granted to each director and advisory director that received options under the plan, shortly.

Item 6. Other Present or Proposed Offerings

Reliance Bancshares, Inc. anticipates a stock offering of up to an additional 500,000 shares of Class A common stock during the spring of 2003 to raise up to an additional $10.6 million through a private placement under Section 4(2) of the Securities Act and Regulation D. Reliance Bancshares, Inc. anticipates that most of the proceeds of this next private placement will be used to acquire locations and establish branches of Reliance Bank or to acquire an existing bank or banks (other than The Bank of Godfrey for which Reliance Bancshares, Inc. already has enough cash to consummate the transaction), for working capital purposes, or to contribute to Reliance Bank or The Bank of Godfrey as additional capital. Other than the acquisition of The Bank of Godfrey, Reliance Bancshares, Inc. has no specific plans, understandings or agreements, written or oral, and is not presently engaged in any negotiations, regarding any acquisitions of existing banks.

Item 7. Marketing Arrangements

(a) Reliance Bancshares, Inc. and all persons named pursuant to Item 1, know of only two arrangements by which the sale of shares of Class A common stock may be limited or restricted:

1. There are restrictions on the resale of shares of Class A common stock originally issued and sold pursuant to the exemption from registration under Regulation D and Section 4(2) of the Securities Act; and

2. There are restrictions on the resale of shares of Class A common stock to be issued to the affiliates of The Bank of Godfrey. The Bank of Godfrey agreed to use its best efforts to cause its affiliates to deliver to Reliance Bancshares, Inc. written agreements in the form of "affiliate letters." Each affiliate signing an affiliate letter agrees that the affiliate of The Bank of Godfrey may sell the Class A common stock received by the affiliate in the Merger after two years from the effective date of the Merger if the affiliate has not been an affiliate of Reliance Bancshares, Inc. for a period of three months prior to the sale. Reliance Bancshares, Inc. will place a legend on stock certificates issued to the affiliates of The Bank of Godfrey in the Merger reflecting the restriction on resale and will reflect the restriction on its stock records.

Neither Reliance Bancshares, Inc. nor any person named pursuant to Item 1 know of any arrangements made for the purpose of stabilizing the market for any of the securities to be offered or for withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

The law firm of Anderson & Gilbert has been retained to issue its opinion on the validity of the shares of Class A common stock to be issued in the Merger. Mr. Fortis M. Lawder, director and secretary of the Board of Directors of Reliance Bancshares, Inc. and director and secretary of the Board of Directors of Reliance Bank, is a partner of Anderson & Gilbert. Mr. Lawder is the beneficial owner of 16,000 shares of Class A common stock of Reliance Bancshares, Inc., which includes 4,000 shares issuable upon exercise of stock options previously granted to Mr. Lawder under the Non-Qualified Stock Option Plan of Reliance Bancshares, Inc.

With the exception of Anderson & Gilbert, no other expert named in the Proxy Statement/Offering Circular as having prepared or certified any part hereof was employed for such purpose on a contingent basis, or, at the time of such preparation or certification or at any time thereafter, had a material interest in Reliance Bancshares, Inc., or any of its parents or subidiaries or was connected with Reliance Bancshares, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II
OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion Dated March 25, 2003

[BANK OF GODFREY LETTERHEAD]
MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend a Special Meeting of Shareholders of The Bank of Godfrey at the Lobby of The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035, on Friday, May 9, 2003, at 6 p.m., local time.

At the Special Meeting, shareholders will be asked to approve a transaction under which Reliance Bancshares, Inc. will acquire The Bank of Godfrey. Upon completion of the Merger, each share of The Bank of Godfrey common stock that you hold will be converted into the right to receive either $10.44 in cash, or .5418 shares of Class A common stock of Reliance Bancshares, Inc., or a combination of the two, with all the shares of The Bank of Godfrey common stock outstanding to be converted into $1,850,000 in cash and the remainder to be converted into 96,104 shares of Class A common stock of Reliance Bancshares, Inc. Each The Bank of Godfrey shareholder will have the opportunity to elect the form of consideration to be received, subject to a reallocation as described in The Special Meeting section of the Proxy Statement/Offering Circular. The consideration received in the transaction **will be taxable** to The Bank of Godfrey shareholders.

Reliance Bancshares, Inc. Class A common stock is not listed or qualified for trading on any securities exchange or on NASDAQ. There is no established market for Reliance Bancshares, Inc. Class A common stock.

FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 12.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SECURITIES OFFERED THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENTAL AGENCY.

This Proxy Statement/Offering Circular is dated March 31, 2003 and is first being mailed to the holders of common stock of The Bank of Godfrey on or about March 31, 2003.

Very truly yours,

Samuel Roberts
Chairman of The Bank of Godfrey

THE BANK OF GODFREY
An Illinois State Bank
2810 Godfrey Road
Godfrey, Illinois 62035

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on May 9, 2003

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of The Bank of Godfrey will be held at the Lobby of The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035, on Friday, May 9, 2003, at 6 p.m., local time, for the purpose of considering and voting upon a proposal to approve the Merger and the Agreement and Plan of Merger dated October 17, 2002, as amended by the First Amendment dated November 19, 2002, by and between The Bank of Godfrey, an Illinois chartered bank, and Reliance Bancshares, Inc., a Missouri corporation. The Agreement and Plan of Merger, as amended, provides for the Merger of a wholly-owned subsidiary of Reliance Bancshares, Inc. with and into The Bank of Godfrey. The Bank of Godfrey will be the survivor of the Merger and will, as a result of the Merger, become a wholly-owned subsidiary of Reliance Bancshares, Inc. The Agreement and Plan of Merger, as amended, is attached as Appendix A to the accompanying Proxy Statement/Offering Circular. Other than procedural matters, no other matters may properly come before the Special Meeting.

Each holder of The Bank of Godfrey common stock has the right to dissent from the Merger and to receive the fair value of his or her shares in the event the Merger is approved and consummated. The right of any such shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in Section 29 of the Illinois Banking Act, the full text of which is attached as Appendix B to the accompanying Proxy Statement/Offering Circular. For a summary of these requirements, *see* "THE MERGER - Dissenters' Rights" in the Proxy Statement/Offering Circular.

Only holders of The Bank of Godfrey common stock at the close of business on March 31, 2003 are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of The Bank of Godfrey common stock is required to approve the Merger and to approve the proposal to adopt the Agreement and Plan of Merger, as amended. Accordingly, each shareholder is urged to sign the enclosed proxy card and return it promptly to The Bank of Godfrey.

This Proxy Statement/Offering Circular and the accompanying proxy cards are first being mailed to shareholders of The Bank of Godfrey on or about March 31, 2003.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/OFFERING CIRCULAR.

BY ORDER OF THE BOARD OF DIRECTORS

John L. McDonald, Jr.
Secretary

Godfrey, Illinois
March 31, 2003

TABLE OF CONTENTS

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STLD01-981663-5

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IMPORTANT INFORMATION ABOUT THIS PROXY STATEMENT/OFFERING CIRCULAR

As used in this Proxy Statement/Offering Circular, Reliance Bancshares, Inc. is referred to as "Reliance Bancshares," and the merger of Godfrey Interim Bank with and into The Bank of Godfrey, with The Bank of Godfrey as the survivor and wholly-owned subsidiary of Reliance Bancshares, is referred to as the "Merger." The Bank of Godfrey is an Illinois chartered bank that Reliance Bancshares intends to acquire pursuant to the terms and conditions set forth in the Agreement and Plan of Merger entered into between Reliance Bancshares on October 17, 2002, as amended by the First Amendment to the Agreement and Plan of Merger dated November 19, 2002. The Agreement and Plan of Merger, as amended, is referred to as the "Agreement and Plan of Merger" and is described with more particularity in this Proxy Statement/Offering Circular.

Shareholders of The Bank of Godfrey should rely only on the information contained in this Proxy Statement/Offering Circular. Reliance Bancshares has not authorized any other person to provide shareholders of The Bank of Godfrey with different information. If anyone provides a shareholder with different or inconsistent information, the shareholder should not rely on it. Reliance Bancshares is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The shareholder should assume that the information appearing in this Proxy Statement/Offering Circular is accurate only as of the date on the front cover of this Proxy Statement/Offering Circular or the dates given in this Proxy Statement/Offering Circular. The business, financial condition, results of operations and prospects of each of Reliance Bancshares and The Bank of Godfrey may have changed since those dates.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF SHAREHOLDERS OF THE BANK OF GODFREY

Q: WHY ARE THE BANK OF GODFREY AND RELIANCE BANCSHARES BOARDS OF DIRECTORS RECOMMENDING THE MERGER?

A: The Boards of Directors of both Reliance Bancshares and The Bank of Godfrey believe the Merger is in the best interests of both organizations and their respective shareholders. The Board of Directors of Reliance Bancshares believes that the Merger contemplated in this Proxy Statement/Offering Circular will create a strategically, operationally and financially strong company that is positioned for further growth. The Bank of Godfrey Board of Directors believes that the Merger will provide greater short-term and long-term value to The Bank of Godfrey shareholders than if The Bank of Godfrey were to remain independent and will provide The Bank of Godfrey shareholders the option to participate in the opportunities for growth offered by Reliance Bancshares.

Please review the reasons for the Merger described in greater detail in the "THE MERGER" section of this Proxy Statement/Offering Circular.

Q: **WHAT DO I NEED TO DO NOW?**

A: A shareholder of The Bank of Godfrey should carefully read and consider the information contained in this document. Then, please fill out, sign and mail the proxy card in the enclosed return envelope as soon as possible so that the shares may be represented at the Special Meeting of Shareholders of The Bank of Godfrey. If a returned card is signed but does not specify a choice, the proxy will be voted "FOR" the Merger and the Agreement and Plan of Merger.

Q: **WHAT IF I DON'T VOTE OR I ABSTAIN FROM VOTING?**

A: If a shareholder of The Bank of Godfrey does not vote or abstains from voting, the abstention will count as a "NO" vote on the Merger and the Agreement and Plan of Merger.

Q: **HOW DO THE BANK OF GODFREY SHAREHOLDERS DESIGNATE THE FORM OF MERGER CONSIDERATION THEY DESIRE TO RECEIVE?**

A: Each shareholder of The Bank of Godfrey will have the opportunity to request to receive the form of Merger consideration in all cash, all shares of Class A common stock of Reliance Bancshares, or a combination of the two. If the Merger is approved, Reliance Bancshares will mail to the shareholder an election form requesting that the shareholder designate the form of Merger consideration the shareholder wishes to receive. Reliance Bancshares will mail the form to the shareholder within five business days after the effective date of the Merger. If the shareholder does not return the election form by the date designated on the election form, then the shareholder will be deemed to have elected the right to receive .5418 shares of Class A common stock of Reliance Bancshares for each share of The Bank of Godfrey common stock for which an election is not made.

Q: **ARE THE BANK OF GODFREY SHAREHOLDERS GUARANTEED TO RECEIVE THE FORM OF MERGER CONSIDERATION--CASH, COMMON STOCK OR A COMBINATION--THEY REQUEST ON THEIR ELECTION FORMS?**

A: No. Because approximately 50% of The Bank of Godfrey's outstanding shares will be converted into cash and the other 50% into Class A common stock of Reliance Bancshares, some shareholders likely will receive a form of consideration they did not elect or a different proportion of cash and Class A common stock than they elected. For example, if the shareholder elects a combination of cash and Class A common stock of Reliance Bancshares, and the holders of more than 50% of the outstanding shares of The Bank of Godfrey common stock elect to receive all stock, the shareholder will receive all cash, notwithstanding the shareholder's election to receive a combination of cash and Class A common stock of Reliance Bancshares. Alternatively, if the shareholder elects a combination of cash and Class A common stock of Reliance Bancshares and the holders of more than 50% of the outstanding shares of The Bank of Godfrey common stock elect to receive all cash, the shareholder will receive all stock, notwithstanding his or her election to receive a combination of cash and stock. For more information regarding these reallocation procedures, *see* the section of this Proxy Statement/Offering Circular titled "Surrender of The Bank of Godfrey Stock Certificates, Election Form and Receipt of Merger Consideration," which is found in "THE MERGER" section of this Proxy Statement/Offering Circular.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. The shareholder may change his or her vote at any time before the proxy is voted at the Special Meeting. The shareholder can do this in one of three ways. **First**, the shareholder can send a written notice revoking his or her proxy. **Second**, the shareholder can complete and submit a new proxy card. If the shareholder chooses either of these two methods the shareholder must submit his or her notice of revocation or new proxy card to The Bank of Godfrey before the Special Meeting. Submit the notice of revocation or new proxy card to The Bank of Godfrey, 2810 Godfrey Road, P.O. Box 5007, Godfrey, Illinois, 62035, Attention: John L. McDonald, Jr. **Third**, the shareholder may attend the Special Meeting and vote in person. Simply attending the Special Meeting, however, will not revoke a proxy. The shareholder must request a ballot and vote the ballot at the meeting.

Q: SHOULD I SEND IN MY STOCK CERTIFICATE NOW?

A: No. After the Merger is completed, each shareholder of The Bank of Godfrey will receive written instructions for electing the form of Merger consideration the shareholder wishes to receive and for exchanging the shareholder's stock certificates for the consideration to be received by the shareholder in the Merger.

SUMMARY

The following summary Is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement/Offering Circular and the Appendices hereto. All information concerning Reliance Bancshares included in this Proxy Statement/Offering Circular has been furnished by Reliance Bancshares and all information concerning The Bank of Godfrey included in this Proxy Statement/Offering Circular has been furnished by The Bank of Godfrey. Neither Reliance Bancshares nor The Bank of Godfrey warrants the accuracy or completeness of information relating to the other.

The Parties

Reliance Bancshares. Reliance Bancshares is a bank holding company incorporated in Missouri on July 24, 1998, and headquartered in Des Peres, Missouri. Reliance Bancshares owns 100% of Reliance Bank, a subsidiary of Reliance Bancshares. Reliance Bank began operations on April 16, 1999. Reliance Bank's principal banking office and telephone number are the same as Reliance Bancshares. Reliance Bank currently has one full-service branch office, located in Hazelwood, Missouri, and one loan production office, located in Oakville, Missouri.

Reliance Bank is a community bank serving the needs of St. Louis County, and its Board of Directors is comprised primarily of individuals who reside in St. Louis County.

Reliance Bank's primary focus is on providing loans to commercial, commercial real estate, construction, leasing and residential borrowers. In addition to interest income generated in connection with its lending activities, Reliance Bank derives non-interest fee income by providing mortgage origination services, debit cards, safe deposit boxes, drive-up windows, ATM and internet banking services.

As of September 30, 2002, Reliance Bancshares had total consolidated assets of approximately $197.5 million, total consolidated deposits of approximately $155.5 million and total consolidated shareholders' equity of approximately $25.3 million. For the nine months ended September 30, 2002, Reliance Bancshares net income was approximately $959,000 and it had an annualized return on average total assets of 0.78%.

Reliance Bancshares' principal executive office is located at 11781 Manchester Road, Des Peres, Missouri 63131 and its telephone number is (314) 965-5300.

The Bank of Godfrey. The Bank of Godfrey is an Illinois chartered state bank, organized on March 30, 1997 and operating since June 17, 1999. The Bank of Godfrey has one banking location in Godfrey, Illinois.

The Bank of Godfrey provides Godfrey and the surrounding communities with a broad range of financial services. The Bank of Godfrey has defined its target market as individuals and small to medium-sized businesses residing or located within the City of Godfrey and its surrounding communities.

As of September 30, 2002, The Bank of Godfrey had total assets of approximately $26.6 million, total deposits of approximately $22.4 million and total shareholders' equity of approximately $2.6 million. For the nine months ended September 30, 2002, The Bank of Godfrey's net income was approximately $37,000 and had an annualized return on average total assets of 0.21%.

The Bank of Godfrey's executive office is located at 2810 Godfrey Road, Godfrey, Illinois 62035 and its telephone number is (618) 466-9200.

Godfrey Interim Bank. Godfrey Interim Bank is being organized as an Illinois chartered bank and subsidiary of Reliance Bancshares solely to effect the Merger.

Additional Information. For additional information regarding the business of Reliance Bancshares, Reliance Bank and The Bank of Godfrey, *see* "INFORMATION ABOUT RELIANCE BANCSHARES" and "INFORMATION ABOUT THE BANK OF GODFREY."

The Merger

If the shareholders of the Bank of Godfrey approve the Merger and the Merger is consummated each outstanding share of The Bank of Godfrey common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive either:

- $10.44 in cash in exchange for each share of common stock of The Bank of Godfrey, or
- 0.5418 shares of Class A common stock of Reliance Bancshares in exchange for each share of common stock of The Bank of Godfrey, or
- a combination of cash and shares of Class A common stock of Reliance Bancshares that will equal the aggregate total consideration to which The Bank of Godfrey shareholder is entitled under the Agreement and Plan of Merger.

Each shareholder of The Bank of Godfrey will have the opportunity to elect the proportion of cash and Class A common stock of Reliance Bancshares the shareholder desires to receive as Merger consideration. However, each shareholder's election likely will be reallocated in accordance with the procedure set forth in the Agreement and Plan of Merger to ensure that one-half of The Bank of Godfrey common stock is exchanged for cash and the remainder is exchanged for Class A common stock of Reliance Bancshares. For additional information about the reallocation, *see* "Background of the Merger" and "Surrender of The Bank of Godfrey Stock Certificates, Election Form and Receipt of Merger Consideration" within "THE MERGER" section.

The Special Meeting of Stockholders of The Bank of Godfrey

The Special Meeting of The Bank of Godfrey shareholders to consider and vote on the Merger will be held at the Lobby of The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035 on Friday, May 9, 2003, at 6 p.m. local time. Only holders of record of the common stock of The Bank of Godfrey at the close of business on March 31, 2003, will be entitled to vote at the Special Meeting. Each share of The Bank of Godfrey common stock is entitled to one vote. For additional information relating to the Special Meeting, *see* "THE SPECIAL MEETING."

Vote Required

Approval of the Merger and the Agreement and Plan of Merger will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of The Bank of Godfrey common stock. As of the record date of the Special Meeting, The Bank of Godfrey directors and executive officers and their affiliates held approximately 31.45% of the outstanding shares of The Bank of Godfrey. All such directors, executive officers and affiliates have indicated their intentions to vote their shares for the approval of the Agreement and Plan of Merger and the Merger at the Special Meeting.

The Bank of Godfrey Board's Reasons for the Merger

The Board of Directors of The Bank of Godfrey believes that the Merger is in the best interest of The Bank of Godfrey and its shareholders. In the course of reaching its determination to approve the Merger and recommend it to the shareholders of The Bank of Godfrey, the Board of Directors of The Bank of Godfrey, without assigning any relative or specific weights, considered a number of factors, including the following considerations:

- The Bank of Godfrey's business, financial condition, results of operations and prospects, including, but not limited to, its potential growth, development, productivity and profitability were it to remain independent;
- The compatibility of business and management philosophies of The Bank of Godfrey and Reliance Bancshares;
- Reliance Bancshares' agreement to contribute $1.5 million in capital to The Bank of Godfrey if the Merger is consummated;
- The current and prospective environments in which The Bank of Godfrey operates, including national and local economic conditions, the current regulatory environment and the trend toward consolidation in the financial services industry generally and in The Bank of Godfrey's local market;
- The business, results of operations, financial condition and asset quality of Reliance Bancshares, as well as its future growth prospects following the Merger;
- The opinion of Southard Financial (*see* "— Opinion of Financial Advisor" below); and
- The likelihood that the proposed transaction will be consummated.

The Board of Directors of The Bank of Godfrey believes for the reasons set forth herein that the Merger will be in the best interest of its shareholders. *See* "THE MERGER – Background of the Merger – *The Bank of Godfrey Board's Reasons for the Merger*."

THE BOARD OF DIRECTORS OF THE BANK OF GODFREY HAS UNANIMOUSLY APPROVED THE MERGER AND THE AGREEMENT AND PLAN OF MERGER AND RECOMMENDS THAT THE SHAREHOLDERS OF THE BANKOF GODFREY ALSO APPROVE THE MERGER AND THE AGREEMENT

AND PLAN OF MERGER.

Opinion of Financial Advisor

The Bank of Godfrey's financial advisor, Southard Financial, has rendered its written opinion to the Board of Directors of The Bank of Godfrey stating that on and as of December 9, 2002, and based upon the procedures and subject to the assumptions described in such opinion, the terms of the offer for the acquisition of The Bank of Godfrey by Reliance Bancshares pursuant to the Agreement and Plan of Merger are fair, from a financial viewpoint, to the shareholders of The Bank of Godfrey. As compensation for its services, Southard Financial will receive a fee of $13,500 plus expenses, which fee is not contingent upon consummation of the Merger. The opinion of Southard Financial is attached hereto as Exhibit C and holders of The Bank of Godfrey common stock are urged to read the opinion in its entirety. *See also* "THE MERGER – Background of the Merger – *Southard Financial Restated Fairness Opinion.*"

Effective Date of the Merger

The Merger will become effective on the date upon which all of the conditions to the Merger are satisfied (*see* "THE MERGER – Conditions to the Merger"), including, the conditions set forth in the Agreement and Plan of Merger, the approval of the Agreement and Plan of Merger by the Illinois Commissioner of Banks and Real Estate, the approval of such other regulatory authorities as required under applicable law (*see* "THE MERGER – Regulatory Approvals"), and the issuance of a certificate of merger to The Bank of Godfrey, which will be the surviving bank in the Merger. The parties currently expect the effective date to be early in the second quarter of 2003, although there can be no assurance as to whether or when the Merger will actually occur.

Regulatory Approvals

The Agreement and Plan of Merger provides that Reliance Bancshares' obligation and that of The Bank of Godfrey to close the Merger is conditioned upon the approval of the Illinois Commissioner of Banks and Real Estate, the Federal Reserve Board, and the FDIC. The Merger cannot be consummated until such approvals are issued by the applicable regulatory authorities. *See* "THE MERGER – Regulatory Approvals."

Termination of the Agreement and Plan of Merger

Reliance Bancshares and The Bank of Godfrey Boards of Directors may mutually agree to terminate the Agreement and Plan of Merger at any time prior to the effective time of the Merger, regardless of whether The Bank of Godfrey shareholders have approved the Agreement and Plan of Merger. In the event any regulatory applications required under applicable law to consummate the Merger are denied or disapproved, then the Agreement and Plan of Merger will be deemed terminated and cancelled. The Agreement and Plan of Merger may also be terminated by either party if the other party breaches a material term or if certain conditions of the Agreement and Plan of Merger are not satisfied. Fore example, if more than ten percent of the holders of The Bank of Godfrey common stock take step necessary to dissent from the Merger under the Illinois Banking Act, Reliance Bancshares may terminate the Agreement and Plan of Merger. See "THE MERGER – Termination of the Agreement and Plan of Merger."

Management and Operations after the Merger

As part of the Merger, all existing shares of The Bank of Godfrey will be converted into the right to receive the Merger consideration and all of the shares of the Godfrey Interim Bank will be exchanged for and converted into shares of The Bank of Godfrey. Reliance Bancshares will then be the sole shareholder of The Bank of Godfrey. The Bank of Godfrey will then be managed and operated by Reliance Bancshares as a wholly-owned subsidiary of Reliance Bancshares.

Following the effective date of the Merger, the existing Board of Directors of The Bank of Godfrey will remain in place but the Board will increase in size by two new members. Jerry S. Von Rohr will be added as Chairman of the Board and there will be a vacancy on the Board to be filled by the new President. The Agreement and Plan of Merger provides, by exhibit, the officers of The Bank of Godfrey post-merger: Mr. Von Rohr will be the interim President, John L. McDonald will be the Senior Vice President and Cashier, Duane P. Loots will be the Vice President of Loans, and Fortis M. Lawder will be the Secretary.

Interests of Certain Persons in the Merger

The Agreement and Plan of Merger provides that the Merger shall not affect or diminish any of The Bank of Godfrey's duties and obligations of indemnification under Illinois State law or The Bank of Godfrey's Bylaws or Charter. Additionally, following the effective date of the Merger, Reliance Bancshares will cause The Bank of Godfrey, as the surviving bank, to provide the directors and officers of The Bank of Godfrey with the same directors' and officers' liability insurance coverage that Reliance Bank provides to its directors and officers. Further, Reliance Bank and will use its best efforts to obtain and maintain in force and effect, following the effective date, directors' and officers' liability insurance "tail" coverage equal to that in effect as of the date of the Agreement and Plan of Merger, for the benefit of directors and officers of The Bank of Godfrey for acts and omissions occurring prior to the effective date of the Merger, for a period of coverage that shall continue at least through the third anniversary of the closing date.

Following the effective date of the Merger, The Bank of Godfrey's employees will receive employee fringe benefits comparable to the benefits generally provided to new employees of Reliance Bank similarly situated. Additionally, following the effective date of the Merger, Reliance Bancshares has agreed to direct The Bank of Godfrey, as the surviving entity in the Merger, to honor and comply with the employment agreements of John L. McDonald, Jr. and Duane P. Loots. Pursuant to Mr. McDonald's employment agreement, Mr. McDonald is entitled to a cash payment equal to his annual salary upon a change of control of The Bank of Godfrey. The acquisition of The Bank of Godfrey by Reliance Bancshares represents such a change in control of The Bank of Godfrey. Pursuant to Mr. Loots' employment agreement, Mr. Loots is entitled to a cash payment equal to his annual salary if his employment is terminated within twelve months of a change of control of The Bank of Godfrey, unless his termination is for cause. As of December 31, 2002, Mr. McDonald and Mr. Loots each earn an annual salary of $60,000. *See* "THE MERGER – Interests of Certain Persons in the Merger."

Effect on Employees

Reliance Bancshares anticipates retaining the employees of The Bank of Godfrey as employees the surviving bank, subject to the needs of the surviving bank and the qualifications of such employees. Following the effective date of the Merger, The Bank of Godfrey's employees will receive employee fringe benefits comparable to the benefits generally provided to new employees of Reliance Bank similarly situated. *See* "THE MERGER – Effect on Employees and Employee Benefit Plans."

Restrictions on the Ability to Sell Reliance Bancshares Class A Common Stock

All shares of Class A common stock of Reliance Bancshares that The Bank of Godfrey shareholders receive in connection with the Merger will be freely transferable unless such shareholders of The Bank of Godfrey are considered an affiliate of either Reliance Bancshares or The Bank of Godfrey under the Securities Act of 1933. However, there is no market for the Class A common stock of Reliance Bancshares, so even if a shareholder of The Bank of Godfrey is not an affiliate, the shares will be more difficult to resell than they would be if they were publicly traded and listed on a national securities exchange or on the NASDAQ Stock Market. Shares of Class A common stock held by affiliates may only be resold pursuant to a registration statement or an exemption from the registration requirements of the Securities Act. One of the most commonly used exemptions requires that there be current publicly available information about Reliance Bancshares. Because such information is not available, if the shareholder is an affiliate of The Bank of Godfrey and the shareholder receives Class A common stock in the Merger, the shareholder must hold the shares for at least two years from the date the shares were acquired by them from Reliance Bancshares before the shareholder may pledge, sell, transfer, or otherwise dispose of them, *provided* that the shareholder has not been an affiliate of Reliance Bancshares during the three months preceding resale. The Bank of Godfrey is obligated to use its best efforts to have all of its affiliates deliver letters to Reliance Bancshares agreeing to the foregoing. *See* "THE MERGER – Restrictions on the Ability to Sell Reliance Bancshares Class A Common Stock."

Certain Federal Income Tax Consequences

Assuming the Merger occurs in accordance with the Agreement and Plan of Merger, all of the Merger consideration will be subject to recognition of gain by The Bank of Godfrey shareholders in a taxable stock sale, and the Merger will **NOT** constitute a "reorganization" for federal income tax purposes under Section 368 of the Internal Revenue Code, with the following federal income tax consequences:

- The Bank of Godfrey shareholders will recognize capital gain or loss as a result of the exchange of their shares of The Bank of Godfrey common stock for the shares of Class A common stock of Reliance Bancshares and cash. Such gain or loss will be equal to the difference between (i) the sum of the cash and fair market value of the shares of Class A common stock of Reliance Bancshares received by such shareholder in the Merger, and (ii) the tax basis such shareholder had in his shares of The Bank of Godfrey common stock;

- If the exchange of a shareholder's shares of The Bank of Godfrey common stock for the shares of Class A common stock of Reliance Bancshares and cash results in the recognition of a gain to the shareholder, and the shareholder has held his or her shares for more than one year, the gain will be taxed at favorable capital gain rates, which are generally lower than those applicable to ordinary income;

- The aggregate adjusted tax basis of the shares of Class A common stock of Reliance Bancshares received by each shareholder of The Bank of Godfrey in the Merger will be equal to the fair market value on the date of the Merger of the shares of Reliance Bancshares received by such shareholder; and

- The holding period of the shares of Class A common stock of Reliance Bancshares received in the Merger will begin with the effective date of the Merger and will not include the holding period of the shares of The Bank of Godfrey common stock.

See "THE MERGER – Certain Federal Income Tax Consequences."

Each shareholder of The Bank of Godfrey is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to him or her, including the applicability of various state, local and foreign tax laws.

Dissenters' Rights

Shareholders of The Bank of Godfrey may elect to dissent from the Merger, but to do so, such shareholders must follow the procedures set forth in Section 29 of the Illinois Banking Act. If dissenting shareholders properly follow the procedures set forth in Section 29 of the Illinois Banking Act, such shareholders will be entitled to receive a payment in cash for their shares in lieu of Merger consideration *if* the Merger is consummated. Under the Agreement and Plan of Merger, it is a condition of Reliance Bancshares' obligation to close the Merger that holders of not more than ten percent of the issued and outstanding common stock of The Bank of Godfrey will have taken the steps necessary under the Illinois Banking Act to dissent from the Merger. *See* "THE MERGER – Dissenters' Rights." **Any shareholder of The Bank of Godfrey interested in exercising his or her dissenters' rights is urged to consult legal counsel to consider the consequences of, and procedure to follow, in exercising such dissenters' rights.**

Comparative Rights of Shareholders of The Bank of Godfrey and Reliance Bancshares

Some of the material differences in the rights of holders of The Bank of Godfrey common stock and the rights of holders of Reliance Bancshares common stock are set forth below.

- The Reliance Bancshares Board of Directors has the authority to issue preferred stock; the governing documents of The Bank of Godfrey do not authorize preferred stock. The issuance of preferred stock could have the effect of diluting the earnings per share and book value per share of the Reliance Bancshares Class A common stock. The issuance of preferred stock may deter a hostile acquisition of Reliance Bancshares.

- Shareholders of The Bank of Godfrey are entitled to preemptive rights but the shareholders of Reliance Bancshares are not entitled to preemptive rights. Preemptive rights provide the opportunity for shareholders to maintain their percentage ownership in a company when additional shares are issued.

- The directors of The Bank of Godfrey are not elected to staggered terms; the Reliance Bancshares directors are elected to staggered terms. The existence of staggered terms deter a hostile acquisition of Reliance Bancshares because an acquirer who obtains a controlling interest would not be able to replace a majority of the directors of the Board in one election.

- Shareholders of The Bank of Godfrey have the right to cumulate their votes in the election of directors; holders of Reliance Bancshares Class A common stock do not have the right to cumulate their votes in the election of directors. The existence of cumulative voting may allow minority shareholders a better opportunity to elect one or more directors to the Board that they would not have absent cumulative voting in the election of directors.

- It is more difficult for the shareholders of Reliance Bancshares to call a special meeting of shareholders than it is for the shareholders of The Bank of Godfrey to call a special meeting of shareholders. Special meetings of the shareholders of The Bank of Godfrey may be called by shareholders holding at least ten percent of the outstanding shares of The Bank of Godfrey; holders of at least seventy-five percent of the outstanding shares of Reliance Bancshares are required to call a special meeting of shareholders.

- The Restated Articles of Incorporation of Reliance Bancshares require the approval of the holders of not less than seventy-five percent of the common stock entitled to vote before Reliance Bancshares may engage in a "Business Combination" as that term is defined in the Restated Articles of Incorporation.

All of the provisions provided above describing the rights of the holders of Reliance Bancshares' Class A common stock as set forth in Reliance Bancshares' corporate documents, except the provision relating to preemptive rights, have the effect of making a potential acquisition of Reliance Bancshares more difficult. Because these provisions would limit the ability of a potential acquiror to control Reliance Bancshares the Class A common stock may not be as attractive to a potential acquiror, which might decrease the amount of money a potential acquiror might be willing to pay shareholders of Reliance Bancshares for their Class A common stock. In contrast, The Bank of Godfrey's governing documents do not include such anti-takeover provisions. *See* "THE MERGER – Comparative Rights of Shareholders of The Bank of Godfrey and Reliance Bancshares."

Pro Forma Financial Information

Unaudited Pro Forma Financial Information is provided on pages F-68 through F-75. The unaudited pro forma condensed combining balance sheet as of September 30, 2002, gives effect to the Merger as if the Merger became effective on September 30, 2002. The unaudited pro forma condensed combining statements of income for the year ended December 31, 2001, and the nine months ended September 30, 2002 and 2001, present the consolidated operations of Reliance Bancshares combined with the operations of The Bank of Godfrey for the periods presented as if the Merger became effective on January 1, 2001. The pro forma combining information is not necessarily indicative of the actual results that would have occurred had the Merger been consummated prior to the periods indicated, or of the future operations of the combined entity. This information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Reliance Bancshares and The Bank of Godfrey, including the respective notes thereto, which are included elsewhere in this Proxy Statement/Offering Circular, and the comparative per common share data, including the notes thereto, also appearing elsewhere in this Proxy Statement/Offering Circular. The shareholders of The Bank of Godfrey are urged to read such information carefully. *See* "COMPARATIVE PER COMMON SHARE DATA."

RISK FACTORS

Please carefully consider the risks described below before making an investment decision by voting or abstaining from voting on the Merger and the Agreement and Plan of Merger. The risks described below are not the only risks that may be important to a shareholder of the common stock of The Bank of Godfrey. The business, financial condition and results of operations of Reliance Bancshares could be adversely affected by any of these risks. The value of the Class A common stock of Reliance Bancshares could decline due to any of these risks, causing a loss or partial loss of a shareholder's investment.

(1) Risks based on Reliance Bancshares' operation as a bank holding company with a limited number of bank subsidiaries:

<u>Introductory Note</u>

The primary source of revenues and profits of bank holding companies are the dividends they receive from their subsidiary banks. As a result, a bank holding company is subject to the general risks inherent in the ownership and operation of banks, including, without limitation, fluctuations in interest rates, general economic conditions and the availability of funds, as well as changes in governmental regulations. For Reliance Bancshares, these risks are further exacerbated by the fact that it currently has only one bank subsidiary (i.e., Reliance Bank) and even if the Merger is consummated, Reliance Bancshares will only operate two banks. The risks of the current holders of Reliance Bancshares Class A common stock are concentrated in the operations of Reliance Bank rather than spread out through the operation of numerous banks. If the Merger is consummated, the risk as a holder of shares of Class A common stock will be concentrated in a bank holding company that operates just two banks. Stated differently, the profitability and value of Reliance Bancshares will be based primarily on the profitability of only two banks.

Reliance Bancshares cannot assure a holder of its Class A common stock that the future results of operations or financial condition of its subsidiary banks will not be adversely affected by the failure of borrowers to pay principal and interest obligations as they become due.

One of the most substantial risks facing lenders generally is credit risk, that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of the loan documents. If the subsidiary banks misjudge the credit worthiness of their borrowers and make loans to borrowers who are unable to repay them in accordance with the terms of the loan documents, then the subsidiary banks' profits will suffer, which will adversely affect an investment in Reliance Bancshares.

Reliance Bank's loan portfolio emphasizes commercial real estate loans, construction loans and business lending, which are generally viewed as riskier credits, so that an investment in Reliance Bancshares Class A common stock may be riskier than if the loan portfolio were concentrated in single family residential loans.

Commercial real estate, commercial business and construction lending generally involve a higher degree of credit risk than single-family residential lending. These loans are also more susceptible to a risk of loss during a downturn in the business cycle. The underwriting, review and monitoring that are performed by Reliance Bank's employees, officers and directors cannot eliminate all of the risks related to these loans and the increased interest rate margin earned on these portfolios cannot always offset this increased risk. As of September 30, 2002, commercial real estate, commercial business and construction lending comprised approximately 68% of Reliance Bank's loan portfolio, with such loans totaling $70.8 million.

Reliance Bank's commercial real estate loans carry large principal balances and are subject to a greater risk of default because the loan payments of the borrower often depend on income generated by the property itself, which income may suffer in weak economy.

Commercial real estate loans involve greater risk because they generally involve higher principal amounts and are dependent, in large part, on sufficient income from the property securing the loan to cover operating expenses and loan payments. Many commercial real estate loans are also not fully amortized over the loan period, but have balloon payments due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property. Because these loans depend on the successful operation, sale or refinancing of property, they may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy. As of September 30, 2002, Reliance Bank had approximately $32,077,000 in commercial real estate loans, including multifamily residential loans, which represented 30.97% of Reliance Bank's total loan portfolio.

Reliance Bank's construction loans are based upon estimates of construction costs and property values, and if these estimates are inaccurate, the borrower may be unable to sell the property at an amount sufficient to repay the loan balance, causing Reliance Bank to be unable to recover the amount of principal plus interest of the loan.

Risk of loss on a construction loan depends largely upon whether Reliance Bank properly assesses the estimates provided for construction costs and a property's value at completion of construction. Construction loans often require disbursement of substantial funds with repayment dependent in part on the success of the ultimate project and the borrower's ability to sell or lease the property or refinance the indebtedness. During the construction phase, a number of factors can result in delays and cost overruns. If the estimate of value is inaccurate, the value of the property securing the loans of Reliance Bank may be insufficient to ensure full repayment when completed through sale, a permanent loan or seizure of collateral. As of September 30, 2002, Reliance Bank had approximately $6,099,000 million in construction loans, which represented 5.89% of Reliance Bank's total loan portfolio.

Reliance Bank's commercial business loans carry a greater risk of default because the business borrower's ability to repay the loan will substantially depend upon its commercial success, and, if there is a default of the loan, Reliance Bank may have difficulty recovering the principal and interest of the loan through the collateral securing the loan.

Commercial business loans are typically based on the borrower's ability to repay the loan from the cash flow of the business. These loans involve greater risk because the availability of funds to repay the loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business. Despite the risk, Reliance Bank has developed a strong reputation in the servicing of commercial business loans and plans to focus its business in this riskier loan category. Commercial business loans have comprised between 30 to 40% of Reliance Bank's total loan portfolio over the past three years and Reliance Bank expects this trend to continue over the next few years. As of September 30, 2002, Reliance Bank had approximately $32,620,000 in commercial business loans, including leases, which represented 31.49% of Reliance Bank's total loan portfolio.

Changes in interest rates may reduce Reliance Bank's net interest income.

Like other financial institutions, net interest income will affect Reliance Bank's results of operations. Net interest income is the difference between interest earned on loans and investments and the interest expense incurred on deposits and other borrowings. Net interest income will be impacted by changes in market rates of interest, the interest rate sensitivity of assets and liabilities, prepayments on loans and investments and limits on increases in the rates of interest charged on residential real estate.

Certain assets and liabilities may react in different degrees to changes in market interest rates. In addition, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Management continually monitors and attempts to manage the risks from changes in market interest rates.

Changes in market rates of interest are beyond Reliance Bank's control and such changes may detrimentally impact the way in which Reliance Bank does business.

Management will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Board of Governors of the Federal Reserve. The Federal Reserve Board regulates the supply of bank credit in order to influence general economic conditions, primarily through open market operations in U.S. Government obligations, varying the discount rate on bank borrowings, varying reserve requirements against member and insured bank deposits and restricting certain borrowings by such banks and their affiliates. A change in the Federal Reserve Board's policies could significantly and directly impact the way in which Reliance Bancshares operates its business. The following factors also may affect market interest rates:

- inflation or deflation;
- slow or stagnant economic growth or recession;
- unemployment;
- money supply;
- international disorders;
- instability in domestic and foreign financial markets; and
- other factors beyond our control.

Market rates of interest will impact the amounts earned on assets such as loans and securities and the amounts paid on liabilities such as deposits and borrowings.

Reliance Bank's management may make erroneous judgments or assumptions on the collectibility of its loan portfolios, resulting in a failure to adequately reserve against loan losses thereby causing Reliance Bank's net earnings to decline or even resulting in a net loss.

Reliance Bank's loan customers may not repay their loans according to their terms, and the customers' collateral securing the payment of their loans may be insufficient to assure repayment. Credit losses are inherent in the lending business and could adversely impact Reliance Bank's operating results. The management of Reliance Bank makes various assumptions and judgments about the collectibility of its loan portfolios and provides a reserve for potential losses based on a number of factors. If the assumptions are wrong, the reserve for loan losses may not be sufficient to cover Reliance Bank's loan losses and Reliance Bank may have to increase the reserve in the future. Additions to Reliance Bank's reserve for loan losses would decrease its net income and could even cause Reliance Bancshares to incur net losses.

A decline in economic conditions in the greater St. Louis Metropolitan Area may adversely affect the ability of Reliance Bank to operate profitably.

The lending operations of Reliance Bank are concentrated primarily in its service area in and around the greater St. Louis Metropolitan Area. Consequently, adverse changes in economic conditions in that service area would impair its ability to collect loans and will also reduce loan demand, causing Reliance Bank's to lose a source of its profits.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect Reliance Bank's business, financial condition and results of operation.

Reliance Bank's business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of Reliance Bank's control, such as terrorist attacks and acts of war. The deterioration of the domestic economy could cause an increase in delinquencies in our loan portfolio and loan losses. Future terrorist attacks, like the 2001 attacks in the United States, as well as events occurring in response to, or in connection with, the attacks, including rumors or threats of war, actual conflicts involving the United States or its allies, or military disruptions could materially adversely affect Reliance Bank's business, financial condition and results of operation.

(2) Risks based on operation as a bank holding company:

The success and profitability of a bank holding company, such as Reliance Bancshares, is generally dependent upon the bank holding company's ability to grow and acquire additional banks and there is no assurance that Reliance Bancshares will acquire additional banks in the future.

The acquisition of banks is one primary way for a bank holding company to grow in profitability. At the present time, Reliance Bancshares has not identified any banks for acquisition, other than The Bank of Godfrey. There are a number of potential issues that may prevent Reliance Bancshares from acquiring additional banks. First, Reliance Bancshares must be able to locate potential target banks that it finds acceptable and compatible with Reliance Bancshares and its existing subsidiary banks. Second, Reliance Bancshares must be able to enter into an acquisition agreement with an acceptable target bank on terms that Reliance Bancshares determines are acceptable, including the price to be paid for such bank. Third, Reliance Bancshares must be able to close on the acquisition transaction with the target bank, which may not be possible for a number of reasons, including shareholder resistance or rejection by the shareholders of the target bank, banking regulatory issues that may prevent regulatory approval of the transaction, or the non-occurrence of certain contractual conditions that Reliance Bancshares and/or the target bank must obtain in order to close on the potential acquisition (e.g. employment of certain key employees).

Reliance Bancshares may experience difficulties in managing its growth and as a result incur losses.

As part of Reliance Bancshares' overall growth strategy, Reliance Bancshares intends to acquire banks and related businesses which its Board of Directors believes provide a strategic fit with its business. Additionally, Reliance Bank has already begun an aggressive branching strategy throughout St. Louis County, with plans to open three new branches within the next year or two. Reliance Bancshares may also consider and enter into new lines of business, which may include, among other possibilities, wealth management, securities and insurance brokerage. To the extent that Reliance Bancshares grows by acquisition, by the opening of new branches of Reliance Bank or other subsidiaries, or enters into new lines of business, Reliance Bancshares may experience problems in integrating these new businesses with its current businesses. Further, the opening of branches will often depress earnings initially until the branch grows to a size that it is able to cover its fixed costs.

The pursuit and acquisition of banks and other businesses by Reliance Bancshares will expose Reliance Bancshares to the normal risks inherent in making such acquisitions. These risks are described in more detail below.

Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of any acquired banks or other businesses;
- inaccurate estimates and judgments used to evaluate credit, operations, management and market risks with respect to acquired institutions;
- difficulty and expense of integrating the operations and personnel of any acquired institutions;
- difficulty in realizing anticipated economies, synergies and operating results;
- possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;
- potential disruption of Reliance Bancshares' businesses;
- potential diversion of Reliance Bancshares' management's time and attention;
- impairment of relationships with, and the possible loss of goodwill of, key employees and customers of any acquired institutions; and
- dilution to Reliance Bancshares shareholders' common stock if it uses equity as consideration for acquisitions.

Holders of Reliance Bancshares Class A common stock do not have preemptive rights and may experience dilution if Reliance Bancshares issues more stock in the future.

Holders of Reliance Bancshares Class A common stock do not have any preemptive rights to purchase additional shares of Reliance Bancshares' stock in any future offering. Therefore, holders of Reliance Bancshares Class A common stock may not be able to maintain their current percentage interests when Reliance Bancshares issues more stock.

Holders of Reliance Bancshares, who are not executive officers and directors of Reliance Bancshares, have little influence over the operation and direction of Reliance Bancshares.

Currently, the directors and executive officer of Reliance Bancshares are deemed to beneficially own 52% of the outstanding shares of Reliance Bancshares Class A common stock. The directors and executive officer will continue to own over a majority of the outstanding shares of Reliance Bancshares Class A common stock after the consummation of the Merger. As a result, other holders of Class A common stock, including shareholders of The Bank of Godfrey if the Merger is consummated, will have virtually no voting control of or influence with respect to Reliance Bancshares.

Reliance Bancshares' profitability depends on the growth of its subsidiary banks and there is no assurance Reliance Bancshares' subsidiary banks will continue to grow.

The ability of Reliance Bancshares' subsidiary banks to achieve growth is dependent upon numerous factors, including the intensity of competition for deposits and loans with other bank and non-bank financial institutions, the availability of suitable opportunities to make loans, selection of suitable branch sites on favorable terms, avoidance of credit losses, hiring and training of personnel, depth in management and adequate financing.

Reliance Bancshares may never pay any cash or stock dividends on the shares of Class A common stock.

The payment of cash dividends is subject to the discretion of Reliance Bancshares Board of Directors and will be dependent upon many factors, including the earnings of Reliance Bancshares' subsidiary banks. There is no assurance that Reliance Bancshares will have sufficient cash available to declare cash dividends to its shareholders. Reliance Bancshares may be prohibited under capital adequacy regulations of its primary regulators from paying dividends or its Board may decide that it is in its best interest and that of its shareholders to reinvest cash in its operation or the operations of a subsidiary bank. In any event, Reliance Bancshares Board anticipates that for the foreseeable future, Reliance Bancshares will follow its current policy of retaining earnings to finance the expansion and development of its business.

In the event the Class A common stock suffers a decline in value, the holder will not recover the loss in value from a third party insurer.

The shares of Reliance Bancshares Class A common stock are not insured or guaranteed by the Bank Insurance Fund of the FDIC or any other governmental agency or any other party.

While Reliance Bancshares is currently operating at a profit, no assurance can be given as to what profitability, if any, will be achieved in the future.

Reliance Bancshares can give no assurance regarding the future operations or the amount or timing of any future income or loss or that actual results of operations will approach any given level. Reliance Bancshares can give no representation or warranty that its operations will be profitable or that current profit levels will continue in the future.

Because there is no public market for Reliance Bancshares Class A common stock nor is one likely to exist in the foreseeable future, the holders of Class A common stock may have little or no liquidity in their investment.

No trading market exists for Reliance Bancshares Class A common stock and Reliance Bancshares has no reason to believe that a market will develop in the foreseeable future, or that if a market develops, it will provide sufficient liquidity to permit disposition of the shares. Reliance Bancshares has no present plans to list or qualify its Class A common stock for trading on any securities exchange or with NASDAQ. As a consequence one should assume that any shares of Reliance Bancshares Class A common stock are illiquid and that it will be unlikely that this will change in the foreseeable future.

Federal and state banking laws and regulations change frequently and it is difficult to predict how such changes will affect Reliance Bancshares' business or its ability to operate profitably.

The operation of a bank holding company and its subsidiary banks is subject to comprehensive federal and state laws and regulations pertaining to banking. In general, these laws and regulations are intended to protect depositors of the subsidiary banks and not the shareholders of the bank holding company. Regulations affecting banks and financial services companies undergo continuous change, and the ultimate effect of such changes cannot be predicted. Federal and state governments may modify regulations and laws at any time, and may enact new legislation. These modifications or new laws may adversely affect both Reliance Bancshares' ability and that of the subsidiary banks to operate profitably, which would adversely affect the value of an investment in the shares of Reliance Bancshares Class A common stock. Reliance Bancshares is also subject to capitalization guidelines established by its regulators, which require it to maintain adequate capital to support its growth.

Reliance Bancshares is significantly smaller than many of the financial services entities with which it competes, and may lack the financial and managerial resources needed to compete with these entities in the financial services industry generally.

The financial services industry is highly competitive, and Reliance Bank encounters substantial competition for deposits and loan customers in the market in which it competes. Many of the financial institutions with which Reliance Bank competes are substantially larger than Reliance Bank and have much greater financial and managerial resources. Many of the commercial banks operating in Reliance Bank's primary market areas are owned by larger regional or national holding companies and have several competitive advantages over Reliance Bank, including the ability to make larger loans to a single borrower than will be possible for Reliance Bank (and The Bank of Godfrey, if the Merger is consummated). The greater financial resources of these banks allow them to offer a broader range of banking services and to conduct more extensive advertising and promotional campaigns. *See* "INFORMATION ABOUT RELIANCE BANCSHARES – Competition."

Reliance Bancshares must compete with institutions in the financial services industry that are subject to less regulation than banks and are able to provide the same or similar banking services at a cheaper cost.

In addition to banks and bank holding companies, Reliance Bancshares also competes with institutions in the broader financial services industry, including insurance companies, loan companies, loan production offices, mutual funds, savings and loans and the brokerage industry. These financial institutions operate under substantially less regulation than banks, reducing costs of operations and creating other competitive benefits for such organizations. Statutory changes and corresponding changes in governing regulations have resulted in increasing homogeneity in the products and financial services offered by financial institutions and, as a result, in increased competition among financial institutions.

A loss of any of Reliance Bancshares' key executive officers could harm its business and therefore adversely affect the value of an investment in shares of Reliance Bancshares Class A common stock.

Reliance Bancshares' success and that of Reliance Bank depends, and Reliance Bancshares expects that it will continue to depend, on its executive officers and the executive officers of Reliance Bank (and The Bank of Godfrey if the Merger is consummated). Reliance Bancshares relies particularly on the vision, leadership and experience of Mr. Jerry Von Rohr who has over thirty-four years of experience in the banking industry including over twenty-five years of experience in senior management positions with a number of banks in the metropolitan St. Louis area. For this reason, Reliance Bancshares a has key person life insurance policy on Mr. Von Rohr in the amount of $3 million. *See* "INFORMATION ABOUT RELIANCE BANCSHARES – Management of Reliance Bancshares."

Reliance Bancshares anticipates needing additional management to support its intended growth in terms of assets as well as in managing any additional banking locations or branches that Reliance Bancshares may acquire or open.

(3) Risks associated with the Merger:

The Merger is subject to a number of conditions, many of which are beyond Reliance Bancshares' and the Bank of Godfrey's control. If the Merger is approved but not completed, the shareholders of The Bank of Godfrey may suffer a reduction in the value of their shares because it will need to begin looking for another source of capital that the Federal Deposit Insurance Corporation has mandated be injected into The Bank of Godfrey and which Reliance Bancshares has agreed to supply. There can be no assurance that another source of capital would be found or that The Bank of Godfrey would be able to continue to operate until a new source of capital is found, all approvals are obtained and the capital injected.

Completion of the Merger is subject to a number of conditions, including the following:

- approval of the Merger by the Federal Reserve Board;
- approval of the Merger by the Illinois Commissioner of Banks and Real Estate; and
- the absence of any order, injunction, decree, law or regulation that would prohibit the Merger or make it illegal.

The Merger may not be completed if the conditions listed above are not achieved. If the shareholders of the Bank of Godfrey approve the Merger, and subsequently the Merger cannot be completed because these or other conditions are not met, The Bank of Godfrey will need to seek some other method of solving the issues facing it, most likely by finding another merger partner or a strategic investor. The Bank of Godfrey will then have lost the time between the date when the Merger is approved and the Merger Agreement is terminated due to a failure to meet the closing conditions, in which to find other solutions to its capital needs.

Reliance Bancshares' management may not be able to successfully operate or profitably integrate The Bank of Godfrey into Reliance Bancshares' business model.

The proposed Merger represents the first such transaction by Reliance Bancshares. There can be no assurance that Reliance Bancshares will successfully operate The Bank of Godfrey subsequent to the Merger or that The Bank of Godfrey's operations and personnel will be profitably integrated into Reliance Bancshares' business model and culture.

The success of the Merger will depend on a number of factors, including, but not limited to, Reliance Bancshares' ability to:

- integrate certain of The Bank of Godfrey's operations with the operations of Reliance Bank;
- maintain existing relationships with The Bank of Godfrey's depositors to minimize withdrawals of deposits subsequent to the Merger;
- maintain and enhance existing relationships with borrowers to limit reductions in borrowings from The Bank of Godfrey;
- achieve expected cost savings and revenue enhancements from the Merger;
- control the incremental non-interest expense to maintain overall operating efficiencies; and
- attract and retain qualified personnel.

A shareholder of The Bank of Godfrey may not receive the form of Merger consideration selected by the shareholder.

The Agreement and Plan of Merger provides that one-half of the outstanding shares of The Bank of Godfrey common stock will be converted into shares of Class A common stock of Reliance Bancshares, and the other half will be converted into cash. Although The Bank of Godfrey shareholders will have the opportunity to elect the form of Merger consideration they prefer to receive including a combination of cash and Class A common stock, the Agreement and Plan of Merger provides for a reallocation of Merger consideration among The Bank of Godfrey shareholders to ensure that one-half of The Bank of Godfrey common stock is exchanged for cash and the remainder is exchanged for Class A common stock of Reliance Bancshares.

Depending on which form of Merger consideration a shareholder elects to receive and which form of Merger consideration other shareholders of The Bank of Godfrey elect to receive, a shareholder may not receive all or a portion of the Merger consideration in the form he or she may elect. In addition, if the shareholder elects a combination of cash and Class A common stock, the shareholder will be subject to reallocation before the shareholders who elect to receive all cash or all Class A common stock, and, therefore, the consideration that the shareholder may receive could be all in the form of undersubscribed consideration. If the shareholder fails to submit an election form, he or she will be deemed to have elected to receive all Class A common stock.

The tax liability resulting from the Merger consideration received by The Bank of Godfrey shareholder may exceed the amount of cash received by the shareholder.

If the shareholder receives a combination of cash and Class A common stock as Merger consideration, the tax liability resulting from the Merger consideration could exceed the amount of cash received by the shareholder available to pay the liability. Additionally, because there is no established trading market for the Class A common stock, shareholders of The Bank of Godfrey will not be able to quickly liquidate the Class A common stock they receive in the Merger to pay their tax liability.

FORWARD - LOOKING STATEMENTS

This Proxy Statement/Offering Circular contains forward-looking statements that involve risks and uncertainties. A shareholder can identify these forward-looking statements because they discuss the operations of Reliance Bancshares and Reliance Bank after the Merger or may include terms such as "believes," "anticipates," "intends," "expects," or similar expressions and may include discussions of future strategy. Reliance Bancshares cautions the shareholder not to rely unduly on any forward-looking statements in this Proxy Statement/Offering Circular. The actual results of Reliance Bancshares could differ materially from the forward-looking statements. The risk factors described above under "Risk Factors" could cause or contribute to these differences and apply to all forward-looking statements wherever they appear in this Proxy Statement/Offering Circular. However, there could be other factors not listed above that may affect Reliance Bancshares. Reliance Bancshares may not update these risk factors or publicly announce revisions to forward-looking statements contained in this Proxy Statement/Offering Circular.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Reliance Bancshares and the capitalization of The Bank of Godfrey as of September 30, 2002, and the pro forma consolidated capitalization of Reliance Bancshares after giving effect to the consummation of the Merger.

	September 30, 2002			
	Reliance Bancshares, Inc.	The Bank of Godfrey	Adjustments	Pro Forma Consolidated Reliance Bancshares, Inc.
Note payable (1)	$ 4,300,000	-	-	4,300,000
Stockholders' equity:				
Reliance Bancshares Class A common stock - $1 par value, 4,000,000 shares authorized, 1,823,596 shares issued and outstanding prior to merger, 1,919,700 shares issued and outstanding after merger		-	96,104(2)	1,919,700
The Bank of Godfrey common stock - $5 par value, 354,726 shares authorized, issued and outstanding	-	1,773,630	(1,773,630)	-
Surplus	21,461,915	1,589,572	164,326	23,215,813
Retained earnings (accumulated deficit)	897,072	(878,378)	878,378	897,072
Accumulated other comprehensive income – net unrealized holding gains and losses on available-for-sale securities, net of related tax effect	1,075,076	124,999	(124,999)	1,075,076
Total shareholders' equity	25,257,659	2,609,823	(759,821)	27,107,661
Total capitalization	$ 29,557,659	2,609,823	(759,821)	31,407,661

(1) The note payable of Reliance Bancshares consists of a term note payable by Reliance Bank to the Federal Home Loan Bank of Des Moines maturing on June 13, 2011 (callable at par on June 14, 2004), bearing interest on a monthly basis at a fixed rate of 4.86%.

(2) Reflects the issuance of 96,104 shares of Reliance Bancshares Class A common stock in exchange for 354,726 shares of The Bank of Godfrey common stock.

PRICE RANGE OF RELIANCE BANCSHARES CLASS A COMMON STOCK AND DIVIDENDS

Reliance Bancshares Class A common stock has never traded on an established securities exchange or in the over-the-counter market. No trading market exists for the

44

Class A common stock and Reliance Bancshares has no reason to believe that a market will develop in the foreseeable future.

The management of Reliance Bancshares is aware of sporadic trades in Reliance Bancshares Class A common stock among shareholders. In November of 1999, Reliance Bancshares was advised of a transaction in which one shareholder of Reliance Bancshares sold 40,000 shares of Class A common stock to six separate purchasers at a price per share of $11.00. In March of 2001, Reliance Bancshares was aware of a transaction in which one shareholder of Reliance Bancshares purchased 16,000 shares of Class A common stock from another shareholder at a price per share of approximately $13.50. Also, in March of 2003, Reliance Bancshares was aware of a transaction in which a shareholder of Reliance Bancshares purchased 3,000 shares of Class A common stock from another shareholder at $19.00 per share. Additionally, in March of 2001 and May of 2002, Reliance Bancshares repurchased 5,000 and 10,000 shares respectively, from two shareholders at purchase prices of $12.00 per share and $15.50 per share respectively. Set forth below is information regarding the prices at which Reliance Bancshares has sold shares of Class A common stock pursuant to private placements since its incorporation.

As of February 28, 2003, Reliance Bancshares has raised approximately $26 million since the date of its incorporation through the private placement of its Class A common stock. Pursuant to four private placements, Reliance Bancshares has offered and sold a total of 1,944,118 shares of Class A common stock. All of the offerings were exempt from the registration requirements of the Securities Act of 1933 and were made in compliance with Regulation D under that Act.

Reliance Bancshares raised a total of $9,522,100 in the first private placement under Regulation D, by selling 952,210 shares of Class A common stock at a purchase price of $10.00 per share. The first offering commenced on July 30, 1998.

Reliance Bancshares raised a total of $5,272,027 in t3he second private placement under Regulation D which commenced August 1, 2000. Reliance Bancshares sold 376,058 shares of Class A common stock at a price of $13.50 per share with payment due by September 30, 2000. After extending the offering, Reliance sold 12,350 shares at a per share offering price of $13.61 and 2,000 shares at a per share offering price of $14.96. These prices reflected the $13.50 per share initial offering price increased by an interest rate of 9.5% per annum, prorated by month to account for the time value of money, to be fair to the the persons or entities who paid for their shares by September 30, 2000.

The third private placement under Regulation D commenced January 1, 2002. Reliance Bancshares raised $5,210,500 by selling a total of 306,500 shares of Class A common stock. Under the terms of the offering, the initial purchase price was $17.00 per share which was 1.5 times $11.38, the book value per share of Class A common stock as of September 30, 2001, the end of the most recent quarter for which financial statements were then available, reduced to the nearest quarter of a dollar.

The third private offering memorandum also contemplated that Reliance Bancshares could accept the transfer of real property in full or part payment of Class A common stock if locations that could be used as branches for its bank subsidiary were found and the property owner desired that all or part payment for the property be paid in shares of Class A common stock. During the third private placement, Reliance

Bancshares located real property in Chesterfield and Oakville and the owners of the property indicated that they desired to accept Class A common stock as partial consideration for their property. After negotiating the terms of the sale, including the value attributable to the Class A common stock to be used as purchase price consideration, real estate contracts were entered into between Reliance Bancshares and both sellers. Both sellers are accredited investors and signed subscription agreements as addendums to their real estate contracts.

The Chesterfield contract includes as partial consideration the issuance to the seller of 11,250 shares of Class A common stock at $22.80 per share. The Oakville contract includes as partial consideration the issuance to the seller of 12,170 shares of Class A common stock at $18.90 per share. The balance of the purchase prices for the Chesterfield and Oakville real estate is to be paid in cash.

Each of the real estate contracts provide that the shares of Class A common stock will not be issued unless and until the acquisitions of the real property close. The difference in the per share price attributable to the shares of Class A common stock to be used as partial consideration in the Oakville and Chesterfield property acquisitions contrasted with the per share price paid by investors who paid cash for their shares in the third private placement was based on an assumption. The assumption was that the per share price of the Class A common stock would increase over time. Reliance Bancshares knew that the closing of the sales of the Class A common stock for cash would close earlier than the closing of the real property acquisitions. The difference in the per share price attributable to the Class A common stock to be used as partial consideration in the Oakville property acquisition contrasted with the per share price attributable to the shares to be used as partial consideration in the Chesterfield property acquisition was based on Reliance Bancshares' assumption that the acqusition of the Oakville property would occur sooner than the acquisition of the Chesterfield property.

The fourth private placement under Regulation D commenced June 1, 2002. The fourth offering was scheduled to expire on December 31, 2002 but the expiration date was extended to January 15, 2003. As of January 15, 2003, Reliance Bancshares raised a total of $5,946,545 by issuing and selling 310,000 shares of Class A common stock. The initial offering price was $18.75 per share which was 1.5 times $12.52, the book value per share of the Class A common stock as of March 31, 2002, reduced to the nearest quarter of a dollar. The terms of the fourth offering provided that the per share purchase price would be adjusted to equal 1.5 times the book value per share as of the end of each quarter during the period of the offering, which amount was then reduced to the nearest quarter of a dollar. As of January 15, 2003, Reliance Bancshares, Inc. sold 169,178 shares of Class A common stock at $18.75 per share, 98,400 shares of Class A common stock at $19.25 per share, and 42,422 shares of Class A common stock at $20.75 per share.

Reliance Bancshares currently intends to offer up to an additional 500,000 shares of Class A common stock to raise up to an additional $10.6 million through a private placement under Regulation D. It anticipates that this offering will commence by the spring of 2003. Reliance Bancshares anticipates that most of the proceeds of this next private placement will be used to acquire locations and establish branches of Reliance Bank or to acquire an existing bank or banks (other than The Bank of Godfrey for which Reliance Bancshares already has enough cash to consummate the transaction), working capital purposes, or to contribute to Reliance Bank or The Bank of Godfrey as additional capital. Other than the acquisition of The Bank of Godfrey, Reliance Bancshares, Inc. has no specific plans, understandings or agreements, written or oral, and is not presently engaged in any negotiations, regarding any acquisitions of existing banks.

The $19.25 per share value attributed to the 96,104 shares of Class A common stock to be issued to the holders of The Bank of Godfrey common stock in exchange for their shares of The Bank of Godfrey common stock if the Merger is consummated, is based upon a number of factors, including:

- the $19.25 price paid by purchasers who purchased shares of Class A common stock from Reliance Bancshares during September and October of 2002 under the private placement of Reliance Bancshares' shares, which was the time period in which the Agreement and Plan of Merger between Reliance Bancshares and The Bank of Godfrey was executed;

- the financial condition and results of operations of Reliance Bancshares and estimates of its business prospects, which included the acquisition and operation of The Bank of Godfrey;

- the state of the economy in the greater St. Louis Metropolitan Area in which Reliance Bank operates; and

- the opinion of Southard Financial that the terms of the offer for the acquisition of The Bank of Godfrey by Reliance Bancshares pursuant to the Agreement and Plan of Merger are fair from a financial point of view to the shareholders of The Bank of Godfrey. For additional information regarding the opinion of Southard Financial, *see* "THE MERGER – Background of the Merger – *Southard Financial Restated Fairness Opinion*."

The price per share of Class A common stock sold pursuant to the fourth private placement in January 2003, $20.75 per share, is $1.50 higher than the $19.25 per share price attributable to the shares of Class A common stock to be issued to the shareholders of The Bank of Godfrey. However, the basis for determining both prices was identical so that the difference in the price is due to timing.

The terms of the fourth private placement which was taking place at the time Reliance Bancshares was negotiating the terms of the Agreement and Plan of Merger, were that the purchase price per share was to be equal to 1.5 times book value per share (reduced to the nearest quarter of a dollar) with book value being determined based on Reliance Bancshares then most recent quarterly balance sheet. At the time Reliance Bancshares was negotiating the terms of the acquisition of the Bank of Godfrey, 1.5 times the book value per share, reduced to the nearest quarter of a dollar, based on Reliance Bancshares' then most recent balance sheet (June 30, 2002), was $19.25 per share. In January 2003, when the final shares of Class A common stock were sold pursuant to the fourth private placement, 1.5 times the book value per share reduced to the nearest quarter of a dollar, based on Reliance Bancshares' then most recent balance sheet (September 30, 2002), was $20.75 per share.

Although the price per share attributable to the shares of Class A common stock in the transaction with The shareholders of The Bank of Godfrey is lower than the $20.75 per share sold most recently by Reliance Bancshares, the number of shares The Bank of Godfrey shareholders are to receive in the aggregate, or 94,106 shares, has not changed.

The following table sets forth information regarding equity compensation plans of Reliance Bancshares under which shares of Class A common stock may be issued to employees and non-employee directors of Reliance Bancshares and its subsidiary, Reliance Bank. The table sets forth the total number of shares of Class A common stock issuable upon exercise of options granted by the Board of Directors under those plans as of February 28, 2003. At February 28, 2003, Reliance Bancshares had granted options to purchase up to 276,000 shares of its Class A common stock. Reliance Bancshares does not maintain any equity compensation plans under which any person, other than an employee or director of Reliance Bancshares or Reliance Bank, may receive shares of Class A common stock.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	186,000 (1)	$17.19	74,000
Equity compensation plans not approved by security holders	90,000 (2)	$20.58	15,000 (2)
Total	276,000	$18.29	89,000

(1) 121,000 of these stock options include stock appreciation rights.

(2) 45,000 options to purchase shares of Class A common stock were granted pursuant to the Non-Qualified Stock Option Plan of Reliance Bancshares dated October 17, 2001. Although 45,000 options were initially granted to directors and advisory directors of Reliance Bancshares and Reliance Bank, one advisory director resigned and his 1,000 options were forfeited. Reliance Bancshares believes these options can be regranted. A description and the material features of the plan are found in Note 11 of the Notes to the Consolidated Financial Statements of Reliance Bancshares, Inc. and Subsidiary. 46,000 options to purchase shares of Class A common stock were granted pursuant to the 2003 Non-Qualified Stock Option Plan. An additional 14,000 options to purchase shares of Class A common stock may still be granted pursuant to that plan. Neither plan was approved by the shareholders of Reliance Bancshares.

At February 28, 2003, Reliance Bancshares had 1,944,118 shares of its Class A common stock issued and outstanding. Of those shares, approximately 562,000 are freely tradable. The remaining 1,382,100 shares of Class A common stock are not available for resale as of February 28, 2003 either because they were purchased from Reliance Bancshares in one of its private placements and are not available for resale under Rule 144 or because they are held by Reliance Bancshares' affiliates. Of these shares, approximately 166,700 shares, or 12.1%, will be available for resale subject to the restrictions under Rule 144 by July 31, 2003. By the end of 2003, approximately 202,600, or 14.7%, of the remaining shares will be available for resale subject to the restrictions under Rule 144.

At February 28, 2003, Reliance Bancshares had 137 holders of record of its Class A common stock.

Dividends

Reliance Bancshares has not paid any dividends on its Class A common stock since its incorporation in July 1998 and it does not anticipate that its Board of Directors will declare any dividends in the foreseeable future.

It is anticipated that Reliance Bank's earnings, if any, will be retained for general banking purposes or may be distributed in the form of dividends to Reliance Bancshares. In addition, dividends declared by Reliance Bank will be restricted by statutory formula. In general, Reliance Bank will not be permitted to pay dividends to Reliance Bancshares except out of undivided profits or at any time that its capital is impaired or when it does not maintain the required surplus fund. Furthermore, the Missouri Division of Finance and the FDIC have the authority to prohibit Reliance Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends could, depending on the financial condition of Reliance Bank, be considered an unsafe or unsound practice. *See* "SUPERVISION AND REGULATION."

SELECTED FINANCIAL DATA

The following summary sets forth selected financial information for the twelve months ended December 31 of the years shown for Reliance Bancshares and The Bank of Godfrey, and for the nine months ended September 30, 2002 and 2001. The year end income statement and balance sheet data included in the selected financial data for the four years ended December 31 for Reliance Bancshares and The Bank of Godfrey are derived from their respective audited financial statements. The financial data for Reliance Bancshares and The Bank of Godfrey for the nine-month periods ended September 30, 2002 and 2001, are derived from the unaudited historical financial statements of Reliance Bancshares and The Bank of Godfrey and reflect, in the opinion of the management of Reliance Bancshares and The Bank of Godfrey, respectively, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. This information should be read in conjunction with the financial statements and notes appearing elsewhere in this Proxy Statement/Offering Circular.

RELIANCE BANCSHARES, INC.

	As of and for the Year Ended December 31,				As of and for the Nine Months Ended September 30,	
	2001	2000	1999	1998	2002	2001
Balance Sheet Items						
Investments in debt and equity securities	$ 57,166,316	$ 40,231,163	$ 28,316,255	$ –	$ 87,990,417	$ 67,976,508
Loans, net of deferred loan fees/costs	71,528,027	38,179,290	12,324,698	–	103,597,830	62,148,328
Reserve for possible loan losses	750,000	390,000	145,000	–	1,050,000	625,000
Total assets	134,819,609	83,513,006	45,333,767	9,612,150	197,536,551	135,261,204
Total deposits	98,979,421	57,034,467	30,256,207	–	155,533,575	103,071,327
Total short-term borrowings	15,333,021	11,480,793	6,004,377	–	10,896,135	11,733,313
Total long-term borrowings	4,300,000	–	–	–	4,300,000	4,300,000
Total stockholders' equity	15,275,417	14,419,182	8,932,889	9,531,437	25,257,659	15,228,005
Results of Operations						
Interest income	$ 7,287,511	$ 4,253,358	$ 1,331,414	$ 98,722	$ 6,777,295	$ 5,294,914
Interest expense	4,619,714	2,768,421	780,187	–	3,338,809	3,434,456
Net interest income	2,667,797	1,484,937	551,227	98,722	3,438,486	1,860,458
Provision for possible loan losses	360,000	246,571	145,000	–	300,000	235,000
Net income (loss)	367,258	(67,187)	(399,554)	37,193	959,362	321,443
Per Share Data						
Net income (loss)						
Basic	$ 0.27	$ (0.06)	$ (0.42)	0.04	$ 0.60	$ 0.24
Diluted	0.27	(0.06)	(0.42)	0.04	0.59	0.24
Cash dividends declared	–	–	–	–	–	
Book value	11.42	10.76	9.38	10.01	13.85	11.38
Tangible book value	11.42	10.76	9.38	10.01	13.85	11.38

THE BANK OF GODFREY

	As of and for the Year Ended December 31,				As of and for the Nine Months Ended September 30,	
	2001	2000	1999	1998	2002	2001
Balance Sheet Items						
Investments in debt and equity securities	$ 10,120,976	$ 4,581,370	$ 2,994,562	$ 2,589,613	$ 6,440,975	$ 8,488,925
Loans, net of deferred loan fees/costs	9,286,370	7,411,446	1,554,889	–	17,438,289	8,162,407
Reserve for possible loan losses	123,743	86,580	10,143	–	242,720	114,531
Total assets	23,143,488	16,404,133	7,871,144	3,185,958	26,612,381	23,529,019
Total deposits	19,426,428	13,015,267	4,815,402	–	22,421,065	19,053,870
Total short-term borrowings	1,029,595	546,571	–	545,000	1,425,209	1,661,070
Total stockholders' equity	2,561,181	2,726,183	2,963,640	2,558,223	2,609,823	2,627,266
Results of Operations						
Interest income	$ 1,238,749	$ 774,158	$ 199,866	$ 60,148	$ 1,107,262	$ 920,133
Interest expense	885,628	446,183	65,641	27,725	486,423	671,856
Net interest income	353,121	327,975	134,225	32,423	620,839	248,277
Provision for possible loan losses	47,169	78,107	10,143	–	113,471	41,857
Net income (loss)	(263,332)	(254,823)	(156,692)	(106,927)	37,406	(213,427
Per Share Data						
Net income (loss)	$ (0.74)	$ (0.72)	$ (0.44)	$ (0.30)	$ 0.11	$ (0.60
Cash dividends declared	–	–	–	–	–	–
Book value	7.22	7.69	8.35	9.14	7.36	7.41
Tangible book value	7.22	7.69	8.35	9.14	7.36	7.41

COMPARATIVE PER COMMON SHARE DATA

The following table sets forth, for the periods presented, selected unaudited, historical per common share data for Reliance Bancshares Class A common stock and The Bank of Godfrey common stock on a historical and pro forma combined basis and for The Bank of Godfrey common stock on a pro forma equivalent basis after giving effect to the Merger.

The pro forma combined information is not necessarily indicative of the actual results that would have occurred had the Merger been consummated prior to the periods indicated, or of the future operations of the combined entity. The data presented is based upon, and is qualified in its entirety by, the historical consolidated financial statements and related notes of Reliance Bancshares and The Bank of Godfrey and the unaudited pro forma condensed combining financial statements included elsewhere herein and should be read in conjunction therewith. The assumptions used in the preparation of this table are included in "Reliance Bancshares, Inc. – Notes to Pro Forma Condensed Combining Financial Statements."

RELIANCE BANCSHARES, INC.
Comparative Per Share Data[1]
(unaudited)

	Year ended December 31, 2001		Nine months ended September 30, 2002	
	As reported	Pro Forma	As reported	Pro Forma
Reliance Bancshares, Inc.:				
Book value per common share[2]	$ 11.42	$ 12.01	$ 13.85	$ 14.12
Cash dividends per common share	—	—	—	—
Net income (loss) per common share:				
Basic	0.27	(0.01)	0.60	0.54
Diluted	0.27	(0.01)	0.59	0.53
	As reported	Pro Forma Equivalent per share	As reported	Pro Forma Equivalent per share
The Bank of Godfrey:				
Book value per common share	$ 7.22	$ 3.25	$ 7.36	$ 3.83
Cash dividends per common share	—	—	—	—
Net income (loss) per common share:				
Basic	$ (0.74)	$ (0.01)	$ 0.11	$ 0.15
Diluted	(0.74)	(0.01)	0.11	0.14

---

1 Equivalent pro forma amounts for The Bank of Godfrey equal Reliance Bancshares, Inc. pro forma amounts multiplied by the exchange ratio that results from the exchange of 96,104 shares of Reliance Bancshares, Inc. Class A common stock for the 354,726 shares of The Bank of Godfrey common stock.

2 Pro forma book value per common share is calculated on each date presented, as if the merger were consummated on that date.

THE SPECIAL MEETING

General

At the Special Meeting of Shareholders of The Bank of Godfrey, the shareholders will consider and vote upon the approval of the Merger and the Agreement and Plan of Merger which provides for the Merger of Godfrey Interim Bank, an Illinois chartered bank and wholly-owned subsidiary of Reliance Bancshares, with and into The Bank of Godfrey with The Bank of Godfrey as the survivor of the Merger. Upon completion of the Merger, The Bank of Godfrey will be a wholly-owned subsidiary of Reliance Bancshares.

Other than procedural matters, no other business may properly come before the Special Meeting or any adjournments or postponements thereof.

Date, Place and Time

This Proxy Statement/Offering Circular is being furnished to shareholders of The Bank of Godfrey in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting to be held at the Lobby of The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035, on Friday, May 9, 2003, at 6 p.m., local time, and at any adjournments or postponements thereof.

Record Date; Vote Required

The Board of Directors has fixed the close of business on March 31, 2003, as the record date for the determination of shareholders of The Bank of Godfrey entitled to receive notice of and to vote at the Special Meeting. On the record date, there were 354,726 shares of common stock of The Bank of Godfrey outstanding. Only holders of record of The Bank of Godfrey common stock on the record date are entitled to vote at the Special Meeting. No shares of The Bank of Godfrey common stock can be voted at the Special Meeting unless the record holder is present in person or represented by proxy at the Special Meeting.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of The Bank of Godfrey common stock is required to approve the Merger and the Agreement and Plan of Merger. Holders of The Bank of Godfrey common stock are entitled to one vote per share.

As of the record date, the executive officers and the directors of The Bank of Godfrey and their affiliates beneficially owned an aggregate of 111,567 shares of The Bank of Godfrey common stock, or approximately 31.45% of the outstanding shares of The Bank of Godfrey common stock entitled to vote at the Special Meeting. All such directors, executive officers and their affiliates have indicated their intentions to vote their shares for the approval of the Merger and the Agreement and Plan of Merger at the Special Meeting.

Voting and Revocation of Proxies

Proxy cards for use at the Special Meeting accompany this Proxy Statement/Offering Circular. The shareholder may use the proxy card if he or she is unable to attend the Special Meeting in person or the shareholder wishes to have his or her shares voted by proxy even if the shareholder attends the Special Meeting. Shares of The Bank of Godfrey common stock represented by a proxy card properly signed and returned to The Bank of Godfrey at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with the shareholder's instructions on the proxy card. If a proxy card is properly signed and returned and the manner of voting is not indicated on the proxy card, any shares of common stock represented by such proxy card will be voted "**FOR**" the Merger and the Agreement and Plan of Merger.

A majority of the outstanding common stock of The Bank of Godfrey present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. Proxies marked to abstain from voting will be treated as shares that are present at the Special Meeting for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting, but broker non-votes (if any), as described below, will not be counted.

A beneficial owner of stock held of record in "street name" (i.e., generally by stock brokers who hold the shares in a customer's account at the brokerage firm for the benefit of the customer) has the right to direct the street name holder how to vote such stock. Street name holders may exercise their own discretion in voting in the absence of voting directions by the beneficial owner, but only with respect to *routine matters*. Accordingly, shares voted by brokers are counted not only for quorum purposes, but also in determining whether the matter received the requisite number of affirmative votes for passage. If the beneficial owner of stock held in street name does *not* direct the street name holder how to vote such stock, and the matter submitted to stockholder vote is *non-routine,* the street name holder (i.e. the stock broker) is not allowed to exercise its discretion and to vote the shares. The inability to vote the shares is referred to as a "broker non-vote." Since the only matter to be voted on by the holders of The Bank of Godfrey common stock at the Special Meeting is a matter which is *non-routine* and one for which street name holders cannot vote without direction from the beneficial owners, such broker non-votes are not deemed present for quorum purposes.

As previously stated, the proposal to approve the Merger and the Agreement and Plan of Merger requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of The Bank of Godfrey common stock as of the record date. Therefore, failure to return a properly executed proxy card or to vote in person at the Special Meeting, abstentions and broker non-votes will have the practical effect of a vote against the Merger and Agreement and Plan of Merger.

The shareholder may revoke his or her proxy at any time prior to the voting on the Merger and the Agreement and Plan of Merger by filing with the secretary of The Bank of Godfrey a written revocation or a duly executed proxy card bearing a later date. The shareholder may withdraw the proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, the shareholder's attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

Other than procedural matters, no business other than the matters set forth in this Proxy Statement/Offering Circular may be acted upon at the Special Meeting.

Solicitation of Proxies

In addition to solicitation of proxies from shareholders of The Bank of Godfrey by use of the mail, proxies also may be solicited by personal interview, telephone and facsimile by directors, officers and employees of The Bank of Godfrey who will not be specifically compensated for such services. Additionally, The Bank of Godfrey may retain the services of a proxy solicitation firm to assist in the solicitation of proxies from the shareholders of The Bank of Godfrey. All costs of soliciting proxies, assembling and mailing the Proxy Statement/Offering Circular and all papers which now accompany or hereafter may supplement the same, as well as reasonable out-of-pocket expenses incurred by such banks, brokerage houses, and other institutions, nominees or fiduciaries for forwarding proxy materials to and obtaining proxies from their principals will be borne by The Bank of Godfrey.

The Bank of Godfrey will bear its own expenses in connection with soliciting proxies, except that Reliance Bancshares will pay all regulatory filing fees incurred in connection with the Merger and the costs of printing the Proxy Statement/Offering Circular.

SHAREHOLDERS OF THE BANK OF GODFREY COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

THE MERGER

This summary of the material terms and provisions of the Agreement and Plan of Merger is qualified in its entirety by reference to such document. The Agreement and Plan of Merger is attached as Appendix A to this Proxy Statement/Offering Circular. Reliance Bancshares and The Bank of Godfrey incorporate each of these documents into this summary by reference. The Agreement and Plan of Merger is a complex document that is not easily summarized. Reliance Bancshares and The Bank of Godfrey both urge the shareholder of The Bank of Godfrey to read the Agreement and Plan of Merger in its entirety.

General Description of the Merger

Subject to satisfaction or waiver of all conditions in the Agreement and Plan of Merger on the closing date, Godfrey Interim Bank, a wholly-owned subsidiary of Reliance Bancshares, will merge with and into The Bank of Godfrey. Upon completion of the Merger, Godfrey Interim Bank's existence will terminate and The Bank of Godfrey will continue as a separate corporate entity and wholly-owned subsidiary of Reliance Bancshares.

As a result of the Merger, each share of The Bank of Godfrey common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one of the following:

- $10.44 in cash in exchange for each share of common stock of The Bank of Godfrey; or

- 0.5418 shares of Class A common stock of Reliance Bancshares in exchange for each share of common stock of The Bank of Godfrey; or

- a combination of cash and shares of Class A common stock of Reliance Bancshares that will equal the aggregate total consideration to which The Bank of Godfrey shareholder is entitled under the Agreement and Plan of Merger.

Each shareholder of The Bank of Godfrey will have the opportunity to elect the proportion of cash and Class A common stock of Reliance Bancshares that the shareholder desires to receive as Merger consideration. However, each shareholder's election likely will be reallocated in accordance with the procedure set forth in the Agreement and Plan of Merger to ensure that, in the aggregate, one-half of The Bank of Godfrey common stock is converted into cash in the amount of $10.44 per share and the remainder is converted into Class A common stock of Reliance Bancshares based upon the exchange ratio of 0.5418 shares of Class A common stock of Reliance Bancshares for each share of common stock of The Bank of Godfrey. The exchange ratio is fixed, meaning that it will not be adjusted based on changes in the value or sales prices of the Class A common stock of Reliance Bancshares, Inc. or the common stock of The Bank of Godfrey prior to closing. Therefore, the value of Reliance Bancshares, Inc. Class A common stock, if any, to be received in the Merger by a shareholder is not fixed. Reliance Bancshares cannot assure the shareholders of The Bank of Godfrey that the current fair market value of either the Class A common stock of Reliance Bancshares or The Bank of Godfrey common stock will be equivalent to the fair market value of either the Class A common stock or The Bank of Godfrey common stock on the effective date of the Merger.

The amount and nature of the consideration was established through arm's length negotiations between Reliance Bancshares and The Bank of Godfrey and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price that both parties concluded was appropriate.

Conditions to the Merger

Before Reliance Bancshares and The Bank of Godfrey are obligated to complete the Merger, various conditions, including the following, must be satisfied:

- The Federal Reserve Board, the FDIC, and the Illinois Commissioner of Banks and Real Estate must have approved the transaction and all waiting periods after the approvals required by law or regulation must expire;

- The Regulation A offering statement, of which this Proxy Statement/Offering Circular is a part, under which the Class A common stock of Reliance Bancshares is being offered to the shareholders of The Bank of Godfrey, must be qualified by the Securities and Exchange Commission and not be subject to a suspension order or any threatened suspension order;

- Reliance Bancshares and The Bank of Godfrey must not be subject to any order, decree, litigation or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger;

- The shareholders of The Bank of Godfrey must approve the Merger;

- The representations and warranties of Reliance Bancshares and The Bank of Godfrey made in the Agreement and Plan of Merger must be true in all material respects as of the closing date;

- Reliance Bancshares, Godfrey Interim Bank and The Bank of Godfrey shall have performed in all material respects each of their respective obligations and agreements under the Agreement and Plan of Merger;

- Reliance Bancshares shall have deposited with the exchange agent (i) an amount of funds equal to the aggregate cash portion of the Merger consideration to be paid to The Bank of Godfrey shareholders and (ii) shares of Reliance Bancshares Class A common stock in an amount sufficient to cover the stock portion of the Merger consideration to be issued to The Bank of Godfrey shareholders;

- Reliance Bancshares must receive a legal opinion from legal counsel to The Bank of Godfrey containing standard opinions typical in this type of transaction; and

- The Bank of Godfrey must receive a legal opinion from legal counsel to Reliance Bancshares containing standard opinions typical in this type of transaction.

In addition to the mutual conditions described above, The Bank of Godfrey is not required to complete the Merger unless it receives a fairness opinion from Southard Financial, or such other reputable financial advisory firm with experience in the financial services industry, as to the fairness of the Merger to The Bank of Godfrey shareholders from a financial perspective, and such opinion shall not have been withdrawn prior to consummation of the Merger. Southard Financial has delivered the fairness opinion, and such Restated Fairness Opinion is set forth in Appendix C to this Proxy Statement/Offering Circular.

Reliance Bancshares is not required to complete the Merger if holders of more than 10% of the capital stock of The Bank of Godfrey shall have taken steps necessary to dissent from the Merger under the Illinois Banking Act.

Background of the Merger

The Bank of Godfrey Board's Reasons for the Merger. The Bank of Godfrey was incorporated on January 21, 1997 and opened for business as a full service, Illinois-state chartered bank upon receipt of all regulatory approvals on June 17, 1999. The extended length of time from incorporation to the bank's opening was due to the difficulties encountered by the organizers in raising the minimum level of capital required to open a bank in Illinois ($3,000,000). Although this minimum was eventually raised, the low capitalization has hindered The Bank of Godfrey since inception, as the bank has been unable to grow to a size necessary to generate sufficient profits. In reviewing the financial results of other new banks in the greater St. Louis Metropolitan Area, The Bank of Godfrey's management and its Board of Directors have noted that in all other cases during the past five years, each of the new banks eventually became profitable, but had at least $5,000,000 of capital from which to start.

The capital shortage has not allowed The Bank of Godfrey to quickly grow to a total asset size necessary to consistently achieve a positive net interest margin, which is the key to profitability in new community banks such as The Bank of Godfrey. Consequently, the bank has suffered losses of $915,784 through December 31, 2001. The bank finally recorded its first ever profitable quarter for the three months ended September 30, 2002, and had positive earnings for the nine months ended September 30, 2002 of $37,406. Because of expenses associated with the Merger, The Bank of Godfrey does not expect to have operated at a profit for the year ended December 31, 2002.

The Bank of Godfrey experienced regulatory problems beginning in 2001 as well. As a result of an examination by the FDIC performed as of December 31, 2000, the FDIC and the Illinois Commissioner of Banks and Real Estate entered into a Memorandum of Understanding dated June 1, 2001 with The Bank of Godfrey. The Memorandum of Understanding required The Bank of Godfrey to:

- adopt a written plan of action to reduce the level of problem loans;
- establish and maintain an internal watch list for problem loans;
- establish a written policy addressing The Bank of Godfrey's secondary market activities;
- formulate and implement a comprehensive written three-year strategic plan;
- adopt a written plan of action to improve the earnings level of the bank;
- revise the funds management policy to address the methodology used to identify, measure, monitor, and manage the bank's interest rate position;
- reduce the bank's interest rate risk within the bank's written guidelines;
- obtain a written review of the bank's staffing requirements, particularly in the loan administration area; and
- maintain the bank's reserve for possible loan losses at an adequate level.

In March 2002, the FDIC and Illinois Commissioner of Banks and Real Estate conducted a joint examination of The Bank of Godfrey and, as a result thereof, a new Memorandum of Understanding dated May 21, 2002 was entered into requiring The Bank of Godfrey to:

- establish and maintain an effective loan review program;
- create an effective loan approval process;

- establish instructional and training programs for the bank's Board of Directors for commercial and other lending matters;

- hire a well qualified bank executive with experience in building a banking franchise, including the ability to raise capital, manage the bank's loan portfolio, and provide management oversight to the employees of the bank;

- provide written plans to resolve specific problem loans identified by the regulators;

- revise certain of the bank's policies;

- establish a loan grading system;

- upgrade existing loan documentation supporting the bank's loans;

- formulate and implement a written profit plan;

- maintain the bank's reserve for loan losses at an adequate level; and

- maintain Tier 1 capital at a level equal to or exceeding 8% of the bank's total assets.

After receiving this new Memorandum of Understanding on May 21, 2002, The Bank of Godfrey began assessing its various options, including:

- remain independent and work at complying with the new Memorandum of Understanding;

- remain independent, work at complying with the new Memorandum of Understanding and raise additional capital to allow for the acceleration of profitable growth; or

- merge with another financial institution.

During several regular and special meetings of the Board of Directors during the summer of 2002, The Bank of Godfrey Board of Directors and management worked at complying with the requirements of the 2002 Memorandum of Understanding, and began a search for a chief executive officer who would meet with the banking regulators' approval. However, during this time period, the Board of Directors began to realize that the additional salary and benefits of a new chief executive, added at a time that The Bank of Godfrey would just begin to turn marginally profitable, would turn the bank's operations negative for at least another six months, at which time the bank was projecting a capital ratio of less than 8%. The Board of Directors then weighed the need for capital to be raised, along with all of the other requirements set forth in the 2002 Memorandum of Understanding, against searching out a merger partner. The Board of Directors concluded that seeking a merger partner was in the best interests of The Bank of Godfrey shareholders.

The Bank of Godfrey's Board of Directors then requested a listing of banking organizations that might be interested in an acquisition of or merger with The Bank of Godfrey from Cummings, Oberkfell & Ristau, P.C., an accounting firm that performed annual audits for The Bank of Godfrey. A listing was provided to John McDonald, Jr., Senior Vice President of The Bank of Godfrey, in early August. In the meantime, The Bank of Godfrey was already aware of a potential merger partner; an Illinois bank with which it had an existing business relationship. The Bank of Godfrey had previously been active in loan participations with this bank and the officers and directors of The Bank of Godfrey were familiar with the president of the bank. The president had commented on a few occasions that his bank would be interested in acquiring The Bank of Godfrey. The Bank of Godfrey Executive Committee met with the president and two directors of the Illinois bank on August 15, 2002, to discuss a potential merger with the Illinois bank. After discussions, the parties were unable to reach a mutually acceptable agreement.

The Bank of Godfrey reviewed the list of potential suitors that might be interested in an acquisition of or merger with The Bank of Godfrey provided by Cummings, Oberkfell & Ristau, P.C. Mr. McDonald informally discussed the listing with members of the Board of Directors. Upon further discussion, the directors of The Bank of Godfrey became interested in a potential merger with Reliance Bank. Reliance Bank appeared to be the one bank on the list that met all of the directors' criteria for a merger partner, including: (i) Reliance Bank was a community bank and not part of a larger banking organization; (ii) Reliance Bank's parent, Reliance Bancshares, was willing to offer a combination of stock and cash to The Bank of Godfrey's shareholders; and (iii) Reliance Bank was willing to complete the transaction in a minimal amount of time. Mr. McDonald informed representatives of Cummings, Oberkfell & Ristau, P.C. of The Bank of Godfrey directors' interest in pursuing a possible merger with Reliance Bank. Accordingly, in mid-August, a representative of Cummings, Oberkfell & Ristau, P.C. (who also performed annual audits of Reliance Bancshares) informed Jerry S. Von Rohr, the Chairman and Chief Executive Officer of Reliance Bancshares that The Bank of Godfrey was seeking a merger partner. Mr. Von Rohr then telephoned Mr. McDonald to express Reliance Bancshares' interest in looking at The Bank of Godfrey.

Following this call, Mr. McDonald forwarded a confidentiality agreement to Mr. Von Rohr on August 22, 2002. Mr. Von Rohr signed this agreement on behalf of Reliance Bancshares on August 24, 2002 and, late that afternoon, met with Mr. McDonald at The Bank of Godfrey to inspect the premises, to receive financial data concerning The Bank of Godfrey, to discuss its condition, including the Memorandum of Understanding, and to discuss the expectations of The Bank of Godfrey's Board of Directors.

On August 29, 2002, several directors of Reliance Bancshares met informally to review alternative offers to be given to The Bank of Godfrey. These offers were formalized in the form of a non-binding letter of intent dated August 30, 2002 (the "Letter of Intent") to acquire The Bank of Godfrey by purchase or merger. Later that day Mr. Von Rohr along with directors Earl G. Lindenberg and Fortis M. Lawder met with Mr. McDonald and delivered the Letter of Intent along with an offering letter with four different proposals as to consideration, as described below:

Offer No. 1	Total consideration: $3,500,000 Payment to be made with: All cash
Offer No. 2	Total consideration: $3,600,000 Payment to be made with: 2/3 cash and 1/3 Reliance Bancshares Class A common stock
Offer No. 3	Total consideration: $3,700,000 Payment to be made with: 50% cash and 50% Reliance Bancshares Class A common stock
Offer No. 4	Total consideration: $3,800,000 Payment to be made with: 1/3 cash and 2/3 Reliance Bancshares Class A common stock

The offering letter explained that Reliance Bancshares Class A common stock would be priced at $19.25 per share and provided the method at which this price was derived. The offering letter also included other proposals such as retention of employees and board members. Reliance Bancshares also delivered June 30, 2002 financial statements of Reliance Bancshares.

On September 4, 2002, Chairman Samuel Roberts of The Bank of Godfrey, director Jo An Corbett and Mr. McDonald delivered a signed Letter of Intent with a schedule attached accepting Offer No. 3.

The Board of Directors of The Bank of Godfrey held a special meeting at The Bank of Godfrey on August 29, 2002 to consider the Letter of Intent. At that meeting, the Board determined to accept the Letter of Intent, as all eight directors executed it. On September 24, 2002, Mr. Von Rohr and Mr. Lawder met with the Executive Committee of The Bank of Godfrey, namely, Mr. Roberts, director Barry B. Seiler, director Steven N. Mottaz and Mr. McDonald and delivered two (2) separate proposed forms of the Agreement and Plan of Merger. One draft incorporated Offer No. 3 as written and the other proposed a variation of the total consideration of $3,700,000 with 50% cash and 50% stock but giving the individual shareholders the option to select all cash, all stock or a combination of cash and stock (although subject to reallocation as described in the proposal.) After a discussion, the Executive Committee accepted the alternative Agreement and Plan of Merger.

Thereafter, on October 3, 2002, a copy of the proposed Agreement and Plan of Merger was delivered to counsel for The Bank of Godfrey by counsel for Reliance Bancshares. The Board of Directors of The Bank of Godfrey held a special meeting on October 9, 2002 to discuss the provisions contained in a draft of the Agreement and Plan of Merger. The directors of The Bank of Godfrey considered the advice of legal counsel with respect to certain provisions in the Agreement and Plan of Merger document, reviewed information provided by its accounting firm with respect to the merger document and Reliance Bancshares' financial position, and also considered the advisability of engaging an independent financial advisory firm to consider the fairness of the merger being contemplated by the Agreement and Plan of Merger to the shareholders of The Bank of Godfrey, from a financial point of view.

Various changes and proposals were made by both parties and a final draft was prepared by counsel for the parties on October 16, 2002. The final draft of the Agreement and Plan of Merger, with exhibits, was approved by the Board of Directors of Reliance Bancshares on October 16, 2002. Executed copies were delivered to The Bank of Godfrey on October 17, 2002. The Board of Directors of The Bank of Godfrey held a special meeting on October 17, 2002 to further discuss the provisions contained in the revised draft Agreement and Plan of Merger. Certain revisions to Agreement and Plan of Merger were considered by the directors of The Bank of Godfrey, including a requirement that a fairness opinion be provided by Southard Financial, or another reputable financial advisory firm, with respect to the proposed merger. After extensive discussions relating to the terms of the Agreement and Plan of Merger and changes negotiated between The Bank of Godfrey and Reliance Bancshares, the Agreement and Plan of Merger was approved by the directors of The Bank of Godfrey. On October 18, 2002, the parties jointly announced the proposed merger to the public.

Subsequently, on November 19, 2002, the parties executed a First Amendment to the Agreement and Plan of Merger to correct procedural matters regarding the time of mailing of the form of election, the election deadline and the time for mailing the Merger Letter of Transmittal by the Exchange Agent. These changes merely clarified the timing of the election regarding consideration to be made by shareholders of The Bank of Godfrey.

The Bank of Godfrey Board of Directors unanimously approved the Agreement and Plan of Merger, as amended, and, after careful study and evaluation, determined that the Agreement and Plan of Merger, as amended, is fair to, and in the best interests of, The Bank of Godfrey and its shareholders. The Bank of Godfrey Board of Directors believed that Reliance Bancshares demonstrated the capital strength to allow for the growth necessary to compete in the River Bend market. Further, The Bank of Godfrey found that Reliance Bancshares was willing to offer The Bank of Godfrey shareholders a choice of Reliance Bancshares common stock or cash, at a reasonable premium, especially given The Bank of Godfrey's early struggles. The Bank of Godfrey Board believed that the Merger would enable its shareholders to realize significant value on their investment and would also provide them an option to participate in opportunities for growth made possible by the Merger.

In reaching its determination that the Merger is fair to, and in the best interests of, The Bank of Godfrey and its shareholders, the bank's Board of Directors carefully considered a variety of factors with the assistance of its legal and financial advisors. Among the factors it considered were the following:

- The Bank of Godfrey Board of Directors considered its business, financial condition, results of operations and prospects, including, but not limited to, its potential growth, development, productivity and profitability were it to remain independent. In The Bank of Godfrey Board's opinion, its business combination with a larger bank holding company such as Reliance Bancshares, with its significant level of capital strength, would provide both greater short-term and long-term value to The Bank of Godfrey shareholders than other alternatives available. Such a business combination would enhance The Bank of Godfrey's competitiveness and its ability to serve its depositors, customers and the communities in which it operates. The increased competitive advantage would result primarily from the ability of The Bank of Godfrey to offer new and enhanced products and services already developed and tested by Reliance Bank, the cost savings from combining operations and support functions, and the increased access to capital that Reliance Bancshares could provide.

- The compatibility of business and management philosophies of The Bank of Godfrey and Reliance Bancshares was considered as a positive factor as The Bank of Godfrey sought to provide continued service in an uninterrupted and seamless fashion to its depositors, borrowers, customers, employees and communities. The management of Reliance Bancshares focuses on relationship banking with individuals and businesses in its market area, just as management at The Bank of Godfrey has focused on this banking approach. The potential of maintaining a consistent approach to business generation, banking methods, and employee relationships was considered significant by the Board of Directors of The Bank of Godfrey.

- Reliance Bancshares' agreement to contribute $1.5 million in capital to The Bank of Godfrey. The Board of Directors of The Bank of Godfrey believes additional capital is critical to the continued growth of The Bank of Godfrey.

- The current and prospective environments in which The Bank of Godfrey operates, including national and local economic conditions, the current regulatory environment and the trend toward consolidation in the financial services industry generally and The Bank of Godfrey's local market, specifically, were also factors in The Bank of Godfrey Board's decision. The increases in competition, together with increased bank regulatory reporting requirements, have made it more difficult for independent community banks to compete with the banking affiliates of larger institutions with respect to the range of products and services offered and the costs at which such products and services can be offered. In the case of The Bank of Godfrey, these difficulties were further exacerbated by the requirements of the 2001 and 2002 Memoranda of Understanding. Reliance Bancshares' philosophy of relationship banking, focusing on serving the needs of its customers in particular markets, should provide an opportunity for The Bank of Godfrey to compete more effectively with the larger institutions in the River Bend market, while continuing to maintain its community banking approach.

- The Bank of Godfrey Board considered the business, results of operations, financial condition and asset quality of Reliance Bancshares, as well as its future growth prospects following the Merger. The Merger presents an opportunity for potential synergies and cost savings by integrating the responsibilities for certain functions.

- Based upon the financial terms of other recent business combinations in the financial services industry and information concerning the business, financial condition, results of operations and prospects of Reliance Bancshares, The Bank of Godfrey Board of Directors solicited an opinion from Southard Financial regarding the fairness of the Merger consideration, from a financial point of view, to The Bank of Godfrey shareholders. Based upon the opinion of Southard Financial, and the likelihood that the proposed transaction would be consummated, The Bank of Godfrey Board of Directors determined that the Merger was preferable to other alternatives available to The Bank of Godfrey, such as being acquired by a different company or remaining independent and attempting to grow internally. *See "—Southard Financial Restated Fairness Opinion*" below.

While each member of The Bank of Godfrey Board of Directors individually evaluated each of the foregoing as well as other factors, The Bank of Godfrey Board of Directors collectively did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Bank of Godfrey Board of Directors collectively made its determination with respect to the Merger based on the unanimous conclusion reached by its members that the Merger, in light of the factors that each director, individually, considered as appropriate, is fair and in the best interests of The Bank of Godfrey shareholders.

This discussion of the various factors considered by the Board of Directors of The Bank of Godfrey is not, and is not intended to be, exhaustive. It is not necessarily in the order of importance to the Board of Directors or any particular director. The Bank of Godfrey Board of Directors did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination due to the variety of factors considered. In addition, each director may have given different weights to different factors.

The Bank of Godfrey Board of Directors believes that the Merger and the related transactions are fair to, and in the best interests of, The Bank of Godfrey and its shareholders. Accordingly, The Bank of Godfrey Board of Directors has unanimously approved the Merger and unanimously recommends that The Bank of Godfrey shareholders vote "FOR" the Merger and to approve the Agreement and Plan of Merger.

Southard Financial Restated Fairness Opinion. As stated above, Southard Financial concluded that the terms of the offer for the acquisition of The Bank of Godfrey by Reliance Bancshares pursuant to the Agreement and Plan of Merger are fair from a financial viewpoint, to the shareholders of The Bank of Godfrey. Southard Financial did not express any opinion regarding the actual value of the Class A common stock of Reliance Bancshares when issued to the shareholders of The Bank of Godfrey pursuant to the Merger or the price at which such shares may trade after the Merger. Southard Financial issued its original opinion on November 8, 2002; it issued its Restated Fairness Opinion, which is reproduced at Appendix C, on December 9, 2002 after its review of the First Amendment to the Agreement and Plan of Merger. Southard Financial did not change its opinion substantively as a result of the First Amendment to the Agreement and Plan of Reorganization.

The Board of Directors of The Bank of Godfrey retained Southard Financial, in its capacity as a financial valuation and consulting firm, to render the Restated Fairness Opinion. In selecting the firm to issue the opinion, the Board of Directors of The Bank of Godfrey sought bids from, and interviewed a number of valuation firms. Based on the factors enumerated below, the bid submitted by Southard including the fee Southard proposed to charge for its work, the Board of Directors of The Bank of Godfrey decided to retain Southard Financial.

Southard Financial is a financial valuation consulting firm specializing in the valuation of closely-held companies and financial institutions. Since its founding in 1987, Southard Financial has provided over 2,000 valuation opinions for clients in 43 states. Further, Southard Financial provides valuation services for approximately 130 financial institutions annually. Neither Southard Financial nor its principals or affiliates have any past, present, nor future contemplated financial, equity, or other interest in The Bank of Godfrey, Reliance Bancshares or Reliance Bank. As compensation for its services, The Bank of Godfrey paid Southard Financial a fee of $13,500, which is not contingent upon consummation of the Merger.

The management of Reliance Bancshares and The Bank of Godfrey, through negotiation and with the approval of their respective boards of directors, determined the amount of consideration that Reliance Bancshares is to pay the shareholders of The Bank of Godfrey in the Merger and the form in which the consideration is to be paid (i.e. in the aggregate, half in cash and half in the form of Reliance Bancshares Class A common stock). Southard Financial did not make any recommendations to either Reliance Bancshares or The Bank of Godfrey regarding the amount or form of consideration.

Southard Financial indicated that the key consideration in the Restated Fairness Opinion is the adequacy of the total price to be paid by Reliance Bancshares. In approaching the assignment, Southard Financial indicated that it considered the following factors:

- A review of the financial performance and position of The Bank of Godfrey and the value of its common stock;
- A review of the financial performance and position of Reliance Bancshares and the value of its Class A common stock;
- A review of recent bank merger transactions;
- A review of the current and historical market prices of banks and bank holding companies in Illinois and surrounding states;
- A review of the investment characteristics of the common stock of The Bank of Godfrey and the Class A common stock of Reliance Bancshares;
- A review of the Agreement and Plan of Merger between Reliance Bancshares and The Bank of Godfrey and all amendments thereto; and

- An evaluation of the impact of the Merger on the expected return to the current shareholders of The Bank of Godfrey.

Southard Financial also evaluated other factors as it considered necessary to render its Restated Fairness Opinion, including the fact that the Merger and the resulting exchange of the common stock for either cash, or Class A common stock of Reliance Bancshares or a combination of cash and Class A common stock will not qualify as a tax-free exchange for Federal income tax purposes.

As part of Southard Financial's "due diligence," it reviewed information supplied by both The Bank of Godfrey and Reliance Bancshares that is set forth with more particularity in the Restated Fairness Opinion. Representatives of Southard Financial also reviewed the Agreement and Plan of Merger as amended. Representatives of Southard Financial met with the respective management teams of both The Bank of Godfrey and Reliance Bancshares. During these meetings, representatives of Southard Financial sought answers from the respective management teams to questions regarding the current and historical financial positions and performances of their respective entities and each respective management team's outlook for the future as they pertained to their respective institutions and other pertinent factors. Representatives of Southard Financial also discussed with the management teams of both The Bank of Godfrey and Reliance Bancshares appropriate aspects of the Agreement and Plan of Merger.

In conducting its due diligence review, Southard Financial did not examine The Bank of Godfrey's properties or facilities nor did it verify the accuracy or completeness of the data and information it reviewed, although Southard Financial did judge the reasonableness of the data and information based upon market, economic and other considerations as they existed on and could be evaluated as of the date of the Restated Fairness Opinion.

Southard Financial identified the major considerations regarding The Bank of Godfrey, Reliance Bancshares and the Merger. With respect to each of The Bank of Godfrey and Reliance Bancshares, Southard Financial took into account the following:

- Historical earnings and dividend payments;

- Outlook for future performance, earnings, and dividends;

- Economic conditions and outlook in The Bank of Godfrey's and Reliance Bancshares' respective markets;

- The competitive environments in The Bank of Godfrey's and Reliance Bancshares' respective markets;

- Comparisons with peer banks and bank holding companies;

- Potential risks in the loan and securities portfolios;

- Recent minority stock transactions in the common stock of The Bank of Godfrey and in the Class A common stock of Reliance Bancshares; and

- Other such factors as were deemed appropriate in rendering the Restated Fairness Opinion.

Southard Financial indicated that it also considered the following factors:

- Historical and current bank merger pricing;
- Current market prices for minority blocks of common stocks of banks and bank holding companies in Illinois and surrounding states;
- The terms of the Agreement and Plan of Merger and the pricing of the Merger;
- Adequacy of the consideration to be paid to the shareholders of The Bank of Godfrey;
- The fact that the Merger will not be treated as a tax-free exchange with respect to the cash or Class A common stock of Reliance Bancshares received;
- The impact on Reliance Bancshares' capital and liquidity positions;
- The historical dividend payments of Reliance Bancshares and the likely impact on the dividend income of the current shareholders of The Bank of Godfrey (equivalency of cash dividends);
- Pro-forma combined income statements for Reliance Bancshares post-Merger and the expected returns to The Bank of Godfrey shareholders; and
- The market for minority blocks of Reliance Bancshares Class A common stock.

In reaching the opinion set forth above, Southard Financial performed a variety of financial analyses applying the factors enumerated above and made numerous assumptions. None of the analyses was assigned greater significance than any other.

Reliance Bancshares Board's Reasons for the Merger. Reliance Bancshares' strategy for increasing long-term value for its shareholders has been to build a banking organization primarily focused on the greater St. Louis Metropolitan Area that continuously gains efficiency, spreads costs over a growing asset base and provides innovative products and services over a growing customer base.

By acquiring The Bank of Godfrey, Reliance Bancshares will expand its operations by gaining a presence on the Illinois side of the St. Louis Metropolitan Area. Following the consummation of the Merger and the Agreement and Plan of Merger, Reliance Bancshares will operate two banking locations (three if Reliance Bancshares has received the regulatory approval to operate a branch at the Fenton location at the time of closing), one loan production office in St. Louis County, Missouri and one banking location in Madison County, Illinois. The acquisition of The Bank of Godfrey is consistent with Reliance Bancshares' strategy of focusing its growth on both sides of the Mississippi River.

Reliance Bancshares Board of Directors believes that the Merger and the Merger consideration is fair to, and in the best interest of, Reliance Bancshares and its shareholders. Reliance Bancshares Board considered a number of factors including, without limitation, the following:

- The strategic, competitive advantage that Reliance Bancshares will have through its combination with The Bank of Godfrey. As a result of the Merger, Reliance Bancshares will have a presence on both sides of the Mississippi River.

- The Merger consideration to be paid to The Bank of Godfrey shareholders in relation to the market value, book value and earnings per share of the Reliance Bancshares Class A common stock and The Bank of Godfrey common stock.

- Reliance Bancshares Board's review, based in part on a presentation by Reliance Bank management with respect to such management's due diligence review of The Bank of Godfrey, of the business, operations and financial condition of The Bank of Godfrey, the prospects of the growth for the institution and the increased market presence, economies of scale, cost savings opportunities and enhanced opportunities for growth made possible by the Merger. Reliance Bancshares Board of Directors took into account that there could be some dilution in 2003 earnings per share before the Merger will have an expected accretive effect in subsequent years, and that there would be some dilution to the book value per share of the Reliance Bancshares Class A common stock.

- The short-term and long-term impact the Merger is anticipated to have on Reliance Bancshares' consolidated results of operations, including anticipated cost savings resulting from consolidation in certain areas.

- The impact of the Merger on depositors, employees, customers and communities served by Reliance Bank and The Bank of Godfrey.

- The terms of the Agreement and Plan of Merger and the other documents executed in connection with the Merger.

- The effectiveness of the Merger as a method of implementing and accelerating Reliance Bancshares strategy for long-term growth and enhanced shareholder value. This included:

  ⇒ an opportunity for additional acquisitions that could be negotiated by a company with Reliance Bancshares' post-Merger market capitalization (although, at the present time, Reliance Bancshares is not engaging in any negotiations with respect to additional bank acquisitions, other than The Bank of Godfrey),

⇒ an experienced group of employees of The Bank of Godfrey with similar approaches to customer service, credit quality, expense reduction and growth, and

⇒ opportunities to leverage capacity in technology over a larger asset and customer base and to realize other additional expense savings.

- The likelihood of the Merger being approved by the appropriate regulatory authorities. *See* "THE MERGER — Regulatory Approvals."

- Prior to voting to approve the Merger, Reliance Bancshares Board considered the possible negative effects of the Merger, including the possible financial dilution of its current stockholders; the business risks of entering a new community and the increased competition associated therewith, the costs and expenses of the Merger, including transaction and integration costs and the expense of the cash portion of the Merger consideration; and the possible strains placed upon Reliance Bancshares' officers to effectively manage additional banking locations and the associated employees.

In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Reliance Bancshares Board of Directors did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination.

Effective Date of the Merger

The Merger will become effective on the date upon which all of the conditions to the Merger have been satisfied (*see* "THE MERGER – Conditions to the Merger"), including:

- all of the conditions specified in the Agreement and Plan of Merger,

- the approval of Agreement and Plan of Merger by the Illinois Commissioner of Banks and Real Estate and such other regulatory authorities as required by applicable law, and

- a certificate of merger is issued to The Bank of Godfrey, which will be the surviving bank in the Merger. The parties currently expect the effective date to be early in the second quarter of 2003, although there can be no assurance as to whether or when the Merger will occur.

Surrender of The Bank of Godfrey Stock Certificates, Election Form and Receipt of Merger Consideration

Each shareholder of The Bank of Godfrey will have the opportunity to elect the form of consideration or a combination thereof, that the shareholder wishes to receive:

Class A common stock of Reliance Bancshares, cash, or a combination of Class A common stock of Reliance Bancshares and cash. However, because the Agreement and Plan of Merger provides that of the total Merger consideration, half will be paid in the form of cash and half will be paid in the form of Class A common stock of Reliance Bancshares, the elections of The Bank of Godfrey shareholders will likely be reallocated so that half of The Bank of Godfrey's outstanding common stock is converted into Class A common stock of Reliance Bancshares and the remainder is converted into cash.

If the requisite number of shares of common stock of The Bank of Godfrey are voted in favor of the Merger and the Merger is consummated, within five business days after the effective date of the Merger, the exchange agent will mail an election form to each of The Bank of Godfrey shareholders of record (and to those who notify The Bank of Godfrey that they have become a holder of The Bank of Godfrey common stock after the record date). Using the election form, each of The Bank of Godfrey shareholders may choose whether the shareholder wishes to receive:

- $10.44 in cash in exchange for each share of common stock of The Bank of Godfrey; or

- 0.5418 shares of Class A common stock of Reliance Bancshares in exchange for each share of common stock of The Bank of Godfrey; or

- a combination of cash and shares of Class A common stock of Reliance Bancshares that will equal the aggregate total consideration to which The Bank of Godfrey shareholder is entitled under the Agreement and Plan of Merger.

The Bank of Godfrey shareholders should properly complete and execute the election forms and return them to the exchange agent. Instructions for completing and returning the election forms will accompany the election forms. The deadline for returning the election forms will be 5:00 p.m. Central Standard Time on the thirtieth day after the closing date. If an election form is not received by the deadline, the shareholder will be deemed to have elected the right to receive .5418 shares of Class A common stock of Reliance Bancshares for each share of The Bank of Godfrey stock for which an election is not made. Dissenting shareholders of The Bank of Godfrey shall have the right to receive such consideration as may be determined to be due to them pursuant to the Illinois Banking Act.

Concurrently with its mailing of the election form, the exchange agent will also mail to each shareholder of record a letter of transmittal advising each shareholder of record of the effectiveness of the Merger and instructing them to surrender their stock certificates evidencing The Bank of Godfrey common stock to the exchange agent. It will be the responsibility of each holder of shares of The Bank of Godfrey common stock to submit all certificates formerly evidencing such holder's shares of The Bank of Godfrey common stock to the exchange agent.

Within ten business days after the last to occur of the election deadline and the exchange agent's receipt of the certificates and the executed Merger letter of transmittal, the exchange agent will deliver the Merger consideration to the individual former shareholders of The Bank of Godfrey. No dividends or other distributions will be paid to a former shareholder of The Bank of Godfrey with respect to shares of Class A common stock of Reliance Bancshares to which such former shareholder of The Bank of Godfrey is entitled, until that shareholder's properly completed letter of transmittal and stock certificates formerly representing The Bank of Godfrey common stock, or, in lieu of the certificates, evidence of a lost, stolen or destroyed certificate and/or insurance bond as the exchange agent may reasonably require, are delivered to the exchange agent. Any dividends or other distributions on the Class A common stock of Reliance Bancshares declared between the closing date of the Merger and the date of the surrender of a stock certificate will be held for the benefit of the shareholder and will be paid to the shareholder, without interest and less any applicable taxes, upon the surrender of such stock certificate(s) or documentation and/or insurance bond in lieu of the certificate(s).

If a reallocation is required as a result of the oversubscription of cash or common stock, as the case may be, holders of common stock of The Bank of Godfrey who elect a combination of cash and Class A common stock of Reliance Bancshares will be subject to reallocation before the shareholders who elect only cash or only Class A common stock, depending upon the extent to which either the cash consideration or common stock has been oversubscribed. As a result, shareholders of The Bank of Godfrey common stock who elect a combination of cash and Class A common stock could end up receiving all of their Merger consideration in the form of the undersubscribed consideration, depending on the elections made by the other shareholders. For example, if the shareholder elects a combination of cash and Class A common stock of Reliance Bancshares and the holders of more than 50% of the outstanding shares of The Bank of Godfrey common stock elect to receive all stock, the shareholder will receive all cash, notwithstanding his or her election to receive a combination of cash and stock. Alternatively, if the shareholder elects a combination of cash and Class A common stock of Reliance Bancshares and the holders of more than 50% of the outstanding shares of The Bank of Godfrey common stock elect to receive all cash, the shareholder will receive all stock, notwithstanding his or her election to receive a combination of cash and Class A common stock of Reliance Bancshares.

If shareholders of The Bank of Godfrey elect to receive cash in excess of the amount of cash available under the Agreement and Plan of Merger, then:

- First, Class A common stock of Reliance Bancshares will be allocated to
  - ⇒ The Bank of Godfrey shareholders that elected to receive all Class A common stock,
  - ⇒ The shareholders that did not return election forms, and
  - ⇒ The Class A common stock portion for those The Bank of Godfrey shareholders electing a combined distribution.
- Second, the exchange agent will reallocate, on a pro rata basis, the portion of the cash distribution elected by The Bank of Godfrey shareholders requesting a combination of cash and Class A common stock to decrease the amount of cash and increase the amount of Class A common stock elected until one-half of The Bank of Godfrey shares are converted into cash under the Agreement and Plan of Merger. Example. Assume that

there are 34,200 excess cash elected shares of the Bank of Godfrey to be reallocated to shares of Class A Common Stock. A shareholder who owns 1,000 shares of the Bank of Godfrey and who elected 50% cash and 50% shares of Class A Common Stock would have received $5,220 (500 shares x $10.44) and 270.9 shares of Class A Common Stock (500 shares x .5418), valued at $19.25 per share or at $5,214.83 in the aggregate, if there was no reallocation. However, upon reallocation the shareholder would receive 449 shares of Class A Common Stock, valued at $8,643.25, and $1,770, resulting in the shareholders consideration being approximately 17% in cash and 83% in Class A Common Stock. For comparison, if the shareholder owning 1,000 shares of the Bank of Godfrey instead elected 75% cash and 25% Class A Common Stock, the shareholder would have received $7,830 (750 shares x. $10.44) and 135.45 shares of Class A Common Stock (250 shares x .5418), valued at $19.25 per share or at $2,607.41 in the aggregate, if there was no reallocation. However, upon reallocation the shareholder would receive 404 shares of Class A Common Stock, valued at $7,777, and $2,645, resulting in the shareholder's consideration being approximately 25% in cash and 75% in Class A Common Stock.

- Third, if after that reallocation, any of the Class A common stock consideration remains unallocated, the exchange agent will reallocate, on a pro rata basis to shareholders requesting an all cash distribution, Class A common stock of Reliance Bancshares in lieu of cash until one-half of the shares of The Bank of Godfrey are converted into Class A common stock of Reliance Bancshares.

If The Bank of Godfrey shareholders elect to receive Class A common stock in excess of the number of shares of Class A common stock of Reliance Bancshares available under the Agreement and Plan of Merger, then:

- First, cash will be allocated to the shareholders that elected to receive all cash and that cash portion elected by the shareholders choosing a combined distribution;

- Second, the shareholders that did not return election forms will be allocated, on a pro rata basis, cash until one-half of The Bank of Godfrey common stock is converted into Class A common stock of Reliance Bancshares;

- Third, if necessary, the exchange agent will reallocate, on a pro rata basis, the portion of the Class A common stock distribution elected by the shareholders requesting a combination of cash and common stock to increase the amount of cash and decrease the amount of Class A common stock distributed until one-half of The Bank of Godfrey common stock is converted into Class A common stock of Reliance Bancshares; and

- Fourth, if after that reallocation any of the cash consideration remains unallocated, the exchange agent will reallocate, on a pro rata basis, cash in lieu of Class A common stock to the shareholders electing a Class A common stock distribution until one-half of The Bank of Godfrey common stock is converted into Class A common stock of Reliance Bancshares.

The exact formula to be used to reallocate elections is set forth in Section 1.8(f) of the Agreement and Plan of Merger, which is attached to this Proxy Statement/Offering Circular as Appendix A.

The actual calculations that will be completed by the exchange agent, and therefore the actual form of consideration that will be received by any particular shareholder of The Bank of Godfrey, cannot be predicted until the shareholders of The Bank of Godfrey have completed their election and the formula contained in the Agreement and Plan of Merger is utilized in determining any reallocation of stock and/or cash, as may be deemed appropriate by the exchange agent.

Fractional Shares

No fractional shares of Class A common stock of Reliance Bancshares will be issued to the former shareholders of The Bank of Godfrey in connection with the merger. Each holder of The Bank of Godfrey common stock who otherwise would be entitled to receive a fraction of a share of Class A common stock of Reliance Bancshares will receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by $19.25.

Regulatory Approvals

Illinois Commissioner of Banks and Real Estate. The organization of Godfrey Interim Bank and the Merger is subject to the prior approval of the Illinois Commissioner of Banks and Real Estate under Illinois banking statutes. Reliance Bancshares filed applications with the Illinois Commissioner of Banks and Real Estate seeking such approval on November 26, 2002. Even if the shareholders of The Bank of Godfrey vote to approve the Merger, the Merger will not be consummated unless and until Reliance Bancshares receives the approval of the Illinois Commissioner of Banks and Real Estate.

Federal Deposit Insurance Corporation. The Merger is subject to prior approval by the FDIC under the Bank Merger Act. Under the Bank Merger Act, the FDIC is required, in approving a transaction such as the Merger, to take into consideration competitive factors, the financial and managerial resources and the future prospects and services of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the FDIC will, among other things, evaluate the adequacy of capital levels and earnings prospects.

Under the Bank Merger Act, the Merger may not be consummated until the 30th day following the date of FDIC approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the FDIC's approval unless a court specifically orders otherwise. The Bank Merger Act provides for the publication of notice and public comment on the application filed with the FDIC and authorizes the FDIC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Reliance Bancshares filed an application with the FDIC seeking approval for the Merger on December 31, 2002 and Reliance Bancshares received the FDIC's approval on February 28, 2003.

Federal Reserve Board. The acquisition of The Bank of Godfrey by Reliance Bancshares requires the Federal Reserve Board's approval. Reliance Bancshares filed an application with the Federal Reserve Board seeking approval for the Merger on January 28, 2003. Again, even if the shareholders of The Bank of Godfrey vote to approve the Merger, the Merger will not be consummated unless and until Reliance Bancshares receives the approval of the Federal Reserve Board.

Neither Reliance Bancshares nor The Bank of Godfrey are aware of any governmental approvals or actions that may be required for consummation of the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. Reliance Bancshares cannot assure the shareholder, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.

Reliance Bancshares cannot assure the shareholder that no action will be brought challenging such approvals or that, if such a challenge is made, it will be resolved favorably for consummation of the Merger.

Business Pending the Merger

Pursuant to the Agreement and Plan of Merger, both Reliance Bancshares and The Bank of Godfrey have agreed that each will:

- use their best efforts to perform and fulfill all conditions and obligations necessary to consummate the Merger;
- give the other party reasonable access, during normal operations to its properties, books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities; and
- give prompt written notice to the other party of the occurrence or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of the Agreement and Plan of Merger (or would have caused or constituted a breach had such event occurred or been known prior to the date of the Agreement and Plan of Merger) or any of its representations or agreements contained or referred to in the Agreement and Plan of Merger and use its best efforts to prevent or promptly remedy the same.

In addition, Reliance Bancshares and The Bank of Godfrey have made additional promises to each other, as set forth below:

Reliance Bancshares. The Agreement and Plan of Merger provides that, prior to the effective date or the termination of the Agreement and Plan of Merger, Reliance Bancshares will perform certain acts, including, but not limited to the following:

- file all regulatory applications required in order to consummate the Merger, and

- keep The Bank of Godfrey reasonably informed as to the status of such applications and, within a reasonable time after the filing thereof, make available to The Bank of Godfrey copies of such applications and any supplemental materials for its review and comment.

Additionally, prior to the closing date or the termination of the Agreement and Plan of Merger, Reliance Bancshares has agreed that it and Reliance Bank shall not, and shall not authorize or permit any of their respective officers, directors, employees or agents to, directly or indirectly solicit, initiate, facilitate or encourage, or, (subject to the fiduciary duties of its directors as advised in writing by its outside counsel) or as required pursuant to a judicial order, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, more than 5% of the outstanding shares of Reliance Bancshares capital stock or other securities of Reliance Bancshares convertible into more than 5% of the outstanding shares of Reliance Bancshares capital stock or enter into any agreement with respect thereto.

The Bank of Godfrey. The Agreement and Plan of Merger provides that, prior to the effective date or the termination of the Agreement and Plan of Merger, The Bank of Godfrey will perform certain acts, including, but not limited to the following:

- continue to carry on its business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as conducted prior to the execution of the Agreement and Plan of Merger;

- promptly notify Reliance Bancshares in writing of the occurrence of any matter or event known to and directly involving The Bank of Godfrey, (not including any changes in conditions that affect the banking or thrift industry generally) that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of The Bank of Godfrey;

- use its best efforts to obtain all necessary consents with respect to all interests of The Bank of Godfrey in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any;

- use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and Plan of Merger and to effect the Merger in accordance with the terms and provisions of the Agreement and Plan of Merger; and

- use its best efforts to cause each person who is determined to be an "affiliate" of The Bank of Godfrey for purposes of Rule 145 under the Securities Act of 1933 to deliver to Reliance Bancshares, as soon as practicable, a written agreement providing that each such person will agree not to sell, pledge, transfer or otherwise dispose of the shares of the Class A common stock of Reliance Bancshares to be received by such person in the Merger during the period designated in such letter and thereafter in compliance with the applicable provisions of the Securities Act of 1933.

The Agreement and Plan of Merger provides that, prior to the effective date or the termination of the Agreement and Plan of Merger, The Bank of Godfrey will not engage in certain activities, including, but not limited to the following:

- issue any capital stock or any options, warrants, or other rights to subscribe for or purchase any other capital stock or preferred stock or any securities convertible into or exchangeable for any capital stock or preferred stock;

- directly or indirectly redeem, purchase or otherwise acquire any capital stock of The Bank of Godfrey;

- effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

- change its Charter or Bylaws;

- grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law or as required of The Bank of Godfrey, in the opinion of counsel to maintain the tax qualified status of an employee plan, enter into or amend any employment agreement, adopt or make any change in any bonus, insurance, pension, or other employee plan, payment or arrangement made to, for or with any of such officers or employees;

- except in the ordinary course of business, borrow or agree to borrow any amount of funds or directly or indirectly guarantee or agree to guarantee any obligations of others;

- make or commit to make any new loan (exclusive of loans pursuant to contractual commitments and loans legally binding as of the date hereof) or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts (net of participations to, or firm commitments to participate on the part of other lenders) in excess of $100,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $200,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of Reliance Bancshares;

- purchase or otherwise acquire any investment security for its own account that is a derivative security or that has an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan

Mortgage Corporation or the Small Business Administration without first consulting with Reliance Bancshares;

- increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in the ordinary course of business;

- enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business and annual maintenance contracts for The Bank of Godfrey's facilities made in the ordinary course of business;

- except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

- except in the ordinary course of business, cancel or accelerate any material indebtedness owing to The Bank of Godfrey or any claims that The Bank of Godfrey may possess or waive any material rights of substantial value;

- sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property or property acquired in foreclosure or by deed in lieu of foreclosure or otherwise in the ordinary collection of indebtedness to The Bank of Godfrey;

- with certain exceptions, foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials;

- commit any act or fail to do any act which will cause a breach of any agreement, contract or legally binding commitment and which will have a material adverse effect on The Bank of Godfrey's business, financial condition, or earnings;

- violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on The Bank of Godfrey's business, financial condition, or earnings;

- purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefore is in excess of $25,000;

- engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of The Bank of Godfrey contained in the Agreement and Plan of Merger; or

- declare, set a record date or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property.

Additionally, prior to the closing date or the termination of the Agreement and Plan of Merger, The Bank of Godfrey has agreed that it shall not, and shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate, facilitate or encourage (subject to the fiduciary duties of its directors as advised in writing by its outside counsel) or as required pursuant to a judicial order, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, more than 1% of the outstanding shares of capital stock of The Bank of Godfrey or other securities of The Bank of Godfrey convertible into more than 1% of the outstanding shares of capital stock of The Bank of Godfrey or enter into any agreement with respect thereto.

Waiver and Amendment

Any provision of the Agreement and Plan of Merger may be waived, to the extent permitted by law, by the party entitled to the benefits of such provision. In addition, the Agreement and Plan of Merger may be amended at any time upon the written agreement of Reliance Bancshares and The Bank of Godfrey, without the approval of their shareholders, except that no amendment relating to the amount of Merger consideration to be received by the shareholders of The Bank of Godfrey may be adopted after the Special Meeting of The Bank of Godfrey shareholders without the requisite approval of the holders of the issued and outstanding shares of The Bank of Godfrey entitled to vote thereon.

Termination of the Agreement and Plan of Merger

Reliance Bancshares and The Bank of Godfrey Boards of Directors may mutually agree to terminate the Agreement and Plan of Merger at any time prior to the effective time of the Merger, regardless of whether The Bank of Godfrey shareholders have approved the Agreement and Plan of Merger. In the event any regulatory applications required under applicable law to consummate the Merger are denied or disapproved, then the Agreement and Plan of Merger will be deemed terminated and cancelled.

The Agreement and Plan of Merger may also be terminated:

- By the non-breaching party, if there is a material breach of the warranties, representations, or agreements of Reliance Bancshares or The Bank of Godfrey and it is not cured within 45 days after notice of the breach in writing by the non-breaching party. However, if The Bank of Godfrey commits a breach that would materially adversely affect the financial condition of the bank, or, if Reliance Bancshares commits a breach that would materially adversely affect the Merger, then the Agreement and Plan of Merger may be terminated by the non-breaching party by written notice;

- In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the closing date, and if any applicable cure period has lapsed, then such party may, regardless of whether the shareholders have already approved the Agreement and Plan of Merger, terminate and cancel the Agreement and Plan of Merger by written notice;

- By either party by written notice, if the closing date of the Merger does not occur on or prior to July 17, 2003 regardless of whether the shareholders have already approved the Agreement and Plan of Merger, unless the failure to close the Merger is due to the breach of the party seeking to terminate.

In addition, Reliance Bancshares may terminate the Agreement and Plan of Merger if:

- the Merger is not approved as contemplated by section 7.5 of the Agreement and Plan of Merger; or

- The Bank of Godfrey becomes subject to further regulatory actions which would have a material adverse effect on the bank.

Further, Reliance Bancshares may terminate the Agreement and Plan of Merger as well as receive the sum of $250,000 as a termination fee from The Bank of Godfrey, if the Board of Directors of The Bank of Godfrey:

- approves the execution of a definitive agreement with respect to a merger, consolidation, tender or exchange offer or other business combination with a party other than Reliance Bancshares;

- withdraws or modifies in a manner adverse to Reliance Bancshares its approval or recommendation of the Agreement and Plan of Merger;

- breaches its obligation to mail the Proxy Statement/Offering Circular to its shareholders or fails to include in the Proxy Statement/Offering Circular the recommendation that the shareholders of The Bank of Godfrey vote to approve the Merger;

- takes any public position inconsistent with such recommendation; or

- resolves to do any of the foregoing.

If Reliance Bancshares fails to close on the transactions contemplated in the Agreement and Plan of Merger for reasons other than the failure of any of the conditions set forth in Section 6.1 of the Agreement and Plan of Merger, then Reliance Bancshares shall pay The Bank of Godfrey a sum equal to the actual amount of expenses and costs incurred and paid by The Bank of Godfrey in connection with the transactions contemplated by the Agreement and Plan of Merger but, in no event, shall Reliance Bancshares pay more than $50,000.

Management and Operations after the Merger

As part of the Merger, all existing shares of The Bank of Godfrey will be converted into the right to receive the Merger consideration and all of the shares of the Godfrey Interim Bank will be exchanged for and converted into shares of The Bank of Godfrey. Reliance Bancshares will then be the sole shareholder of The Bank of Godfrey.

The Bank of Godfrey will then be managed and operated by Reliance Bancshares as a wholly-owned subsidiary of Reliance Bancshares.

Following the effective date of the Merger, the existing Board of Directors of The Bank of Godfrey will remain in place but the Board will increase in size by two new members. Jerry S. Von Rohr will be added as Chairman of the Board and there will be a vacancy on the Board to be filled by the new President. The Agreement and Plan of Merger provides, by exhibit, the officers of The Bank of Godfrey post-merger: Mr. Von Rohr will be the interim President, John L. McDonald will be the Senior Vice President and Cashier, Duane P. Loots will be the Vice President of Loans, and Fortis M. Lawder will be the Secretary.

Interests of Certain Persons in the Merger

The Agreement and Plan of Merger provides that the Merger shall not affect or diminish any of The Bank of Godfrey's duties and obligations of indemnification under Illinois State law or The Bank of Godfrey's Bylaws or Charter. Additionally, following the effective date of the Merger, Reliance Bancshares will provide the directors and officers of The Bank of Godfrey with the same directors' and officers' liability insurance coverage that Reliance Bancshares provides to directors and officers of Reliance Bank and will use its best efforts to obtain and maintain in force and effect following the effective date directors' and officers' liability insurance "tail" coverage equal to that in effect as of the date hereof for the benefit of directors and officers of The Bank of Godfrey for acts and omissions occurring prior to the effective date of the Merger, for a period of coverage that shall continue at least through the third anniversary of the closing date.

Following the effective date of the Merger, The Bank of Godfrey's employees will receive employee fringe benefits comparable to the benefits generally provided to new employees of Reliance Bank that are similarly situated under Reliance Bank's employee plans and policies. Additionally, following the effective date of the Merger, Reliance Bancshares has agreed to direct The Bank of Godfrey, as the surviving entity in the Merger, to honor and comply with the employment agreements of John L. McDonald, Jr. and Duane P. Loots, as previously disclosed to Reliance Bancshares prior to the execution of the Agreement and Plan of Merger. As of December 31, 2002, Mr. McDonald and Mr. Loots earn salaries of $60,000 each. Under the terms of Mr. McDonald's employment agreement, upon a change of control of The Bank of Godfrey, Mr. McDonald is entitled to a cash payment equal to his annual salary. The acquisition of The Bank of Godfrey by Reliance Bancshares represents such a change in control and, therefore, Mr. McDonald will be entitled to such cash payment within sixty days of the effective date of the Merger. Under the terms of Mr. Loots' employment agreement, if Mr. Loots is terminated from his employment within twelve months after a change in control of The Bank of Godfrey, he is also entitled to a cash payment equal to his annual salary, unless his termination is for cause.

Effect on Employees and Employee Benefit Plans

Reliance Bancshares anticipates retaining the employees of The Bank of Godfrey as employees of the new surviving bank, subject to the needs of the surviving bank and the qualifications of such employees. Following the effective date of the Merger, The Bank of Godfrey's employees will receive employee fringe benefits comparable to the benefits generally provided to new employees of Reliance Bank that are similarly situated under Reliance Bank's employee plans and policies.

Accounting Treatment

The Merger will be accounted for under the purchase method of accounting, with Reliance Bancshares treated as the acquirer. As a result, Reliance Bancshares will record the assets and liabilities of The Bank of Godfrey at their estimated fair values and will record as goodwill the excess of the purchase price over the estimated fair values. From the date of the Merger, the operating results of The Bank of Godfrey will be combined with the results of Reliance Bancshares. *See* "PRO FORMA FINANCIAL INFORMATION."

Restrictions on the Ability to Sell Reliance Bancshares Class A Common Stock

The shares of Class A common stock of Reliance Bancshares to be issued in the Merger are exempt securities under the Securities Act of 1933. Therefore, except as described in the next paragraph, there are no restrictions imposed by the federal securities laws on the subsequent transfer or resale of Class A common stock received by a shareholder of The Bank of Godfrey as Merger consideration. However, there is no established market for the Class A common stock and it is unlikely that one will develop for the foreseeable future. Therefore, if the shareholder elects to receive all or a part of the Merger consideration in shares of Class A common stock, the shareholder may not be able to resell the shares of Class A common stock as easily as if the shares were publicly traded and listed on a national securities exchange or on the NASDAQ Stock Market.

The federal securities laws do impose transfer restrictions on the shares of Class A common stock issued in the Merger to any person who is an "affiliate" of The Bank of Godfrey or Reliance Bancshares. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with The Bank of Godfrey or Reliance Bancshares and include their respective executive officers and directors as well as their respective principal shareholders. Affiliates of The Bank of Godfrey or Reliance Bancshares may not resell the shares of Class A common stock they receive in the Merger except pursuant to:

- an effective registration statement under the Securities Act covering the resale of those shares; or
- an exemption from such registration under the Securities Act of 1933.

The most common exemption from registration on which an affiliate of The Bank of Godfrey may rely is contained in Rule 145 promulgated under the Securities Act of 1933. However, Rule 145 is not generally applicable, as it requires that current information about Reliance Bancshares be publicly available. Only limited current information is presently publicly available regarding Reliance Bancshares. Reliance Bancshares is not a reporting company under the Securities Exchange Act of 1934 and it otherwise does not make information available to brokers or dealers to enable them to publish quotations with respect to Class A common stock. Further, Reliance Bancshares does not anticipate that current information regarding it will be publicly available in the foreseeable future. Rule 145 does provide, however, that former affiliates of The Bank of

Godfrey may resell the Class A common stock they receive in the Merger after two years from the effective date of the Merger if the former affiliate of The Bank of Godfrey has not been an affiliate of Reliance Bancshares during the three months prior to the date of the resale. No publicly available information regarding Reliance Bancshares is required in these circumstances. Reliance Bancshares will cause a legend to be placed on the certificates evidencing the Class A common stock issued to the affiliates in connection with the Merger that reflects the restriction on resale and will place a notation regarding the restriction in its records.

In the Agreement and Plan of Merger, The Bank of Godfrey agreed to use its best efforts to cause its affiliates to deliver to Reliance Bancshares written agreements in the form of "affiliate letters." Each affiliate of The Bank of Godfrey is to sign an affiliate agreement in which it agrees not to sell, pledge, transfer or otherwise dispose of any of the Class A common stock to be received by it in the Merger for two years from the effective date of the Merger (provided the affiliate was not an affiliate of Reliance Bancshares during the three months prior to any such transfer) and to thereafter effect any such sales, pledges, transfers or dispositions in compliance with the provisions of the Securities Act of 1933.

Certain Federal Income Tax Consequences

The following discussion is a general summary of the material federal income tax consequences of the Merger to The Bank of Godfrey shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to certain shareholders of The Bank of Godfrey, and to The Bank of Godfrey shareholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities and persons who acquired their common stock of The Bank of Godfrey pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local or foreign tax laws nor the effect of any federal tax laws other than those pertaining to the federal income tax. **In view of the individual nature of federal income tax consequences, each shareholder of The Bank of Godfrey is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to him or her.**

This discussion is based on the Internal Revenue Code of 1986, as amended, regulations and rulings now in effect or proposed thereunder, current administrative rulings, practices and judicial precedents, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Merger. If any of these factual assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. The discussion assumes that shares of The Bank of Godfrey common stock are held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended).

Assuming the Merger occurs in accordance with the Agreement and Plan of Merger, all of the Merger consideration will be subject to recognition of gain or loss by

The Bank of Godfrey shareholders in a taxable stock sale, and the Merger will **NOT** constitute a "reorganization" for federal income tax purposes under Section 368 of the Internal Revenue Code, with the following federal income tax consequences:

- The Bank of Godfrey shareholders will recognize capital gain or loss as a result of the exchange of their shares of The Bank of Godfrey common stock for the shares of Class A common stock of Reliance Bancshares and cash. Such gain or loss will be equal to the difference between (i) the sum of the cash and fair market value of the shares of Class A common stock of Reliance Bancshares received by such shareholder in the Merger, and (ii) the tax basis such shareholder had in his shares of The Bank of Godfrey common stock;

- The aggregate adjusted tax basis of the shares of Class A common stock of Reliance Bancshares received by each shareholder of The Bank of Godfrey in the Merger will be equal to the fair market value on the date of the Merger of the shares of Reliance Bancshares received by such shareholder; and

- The holding period of the shares of Class A common stock of Reliance Bancshares received in the Merger will begin with the effective date of the Merger and will not include the holding period of the shares of The Bank of Godfrey common stock.

Capital Gains and Losses. If the exchange of a shareholder's shares of The Bank of Godfrey common stock for the shares of Class A common stock of Reliance Bancshares and/or cash results in the recognition of a gain to the shareholder, and the shareholder has held his or her shares for more than one year, the gain will be taxed at capital gain rates, which are generally lower than those applicable to ordinary income. Under current law, net long-term capital gains are generally taxed at a rate of not greater than twenty percent (20%). To qualify for long-term capital gain or loss treatment, a capital asset must be held for a period of more than twelve months. A capital asset held for a period of not more than twelve months will qualify for short-term capital gain or loss treatment.

If the exchange of a shareholder's shares of The Bank of Godfrey common stock for the shares of Class A common stock of Reliance Bancshares and/or cash generates a loss to the shareholder, such loss would represent a capital loss for federal income tax purposes and the ability of the shareholder to deduct such capital loss could be limited by the limitation on the deductibility of capital losses. As a general rule, such losses are allowed only to the extent of gains from such sales or exchanges, plus (if such losses exceed such gains) the lower of (i) \$3,000 (\$1,500 in the case of a married individual filing a separate return), or (ii) the excess of such losses over such gains. Any disallowed capital losses may be carried back or carried forward, as the case may be, in accordance with specific rules in Internal Revenue Code Section 1212.

If a shareholder of The Bank of Godfrey common stock obtained blocks of stock at different times, then such shareholder should separately calculate the gain and loss on each block of common stock of The Bank of Godfrey exchanged in the Merger.

Shareholder's tax liabilities could exceed the amount of cash received in the Merger. Shareholders of The Bank of Godfrey common stock may elect to receive a combination of shares of Class A common stock of Reliance Bancshares and cash. If a shareholder receives most or all of the amounts payable from Reliance Bancshares in the form of shares of Class A common stock of Reliance Bancshares, and Reliance Bancshares honors that request pursuant to the mechanism adjusting the aggregate amount of cash and Class A common stock of Reliance Bancshares used in the Merger, that shareholder's tax liability could exceed the amount of cash received. Shareholders should expect to pay the taxes on any gain realized with other funds of the shareholder if they make such an election.

Backup withholding. Holders of shares of common stock of The Bank of Godfrey, other than certain exempt recipients, may be subject to backup withholding at a rate of 31% with respect to any payment received in the Merger. However, backup withholding will not apply to any holder who either:

- furnishes his or her correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter; or
- otherwise proves to Reliance Bancshares and its exchange agent that the holder is exempt from backup withholding. Withholding is required if the Internal Revenue Service notifies the recipient that such recipient is subject to backup withholding as a result of a failure to report interest and dividends.

Backup withholding is not an additional tax. Rather, the federal income tax liability of a shareholder subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Shareholders of The Bank of Godfrey will also be required to file certain information with their federal income tax returns and to retain certain records with regard to the Merger.

THE FOREGOING IS A GENERAL SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING SUMMARY DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF THE TAX STATUS AND ATTRIBUTES OF EACH SHAREHOLDER OF THE BANK OF GODFREY. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING SUMMARY MAY NOT APPLY TO SHAREHOLDERS OF THE BANK OF GODFREY. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH SHAREHOLDER OF THE BANK OF GODFREY SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Dissenters' Rights

A shareholder of The Bank of Godfrey common stock may elect to dissent from the Merger, but to do so, the shareholder must follow the procedures set forth in Section 29 of the Illinois Banking Act. If the shareholder properly follows those procedures, he or she will be entitled to receive a payment in cash for his or her shares in lieu of Merger consideration *if* the Merger is consummated. However, under the Agreement and Plan of Merger, it is a condition of Reliance Bancshares' obligation to close the Merger (a condition that Reliance Bancshares could waive) that holders of not more than ten percent of the issued and outstanding common stock of The Bank of Godfrey will have taken steps necessary under the Illinois Banking Act to dissent from the Merger. The following summary of Section 29 is not intended to be a complete statement of the law and is qualified in its entirety by reference thereto, the full text of which is set forth in Appendix B to this Proxy Statement/Offering Circular. The Bank of Godfrey does not intend to send to the shareholders notifications of deadlines or other applicable dates under Illinois law with respect to dissenters' rights.

A shareholder of The Bank of Godfrey may assert dissenters' rights only by complying with all of the following requirements:

- If a shareholder asserts dissenters' rights, the shareholder must deliver to The Bank of Godfrey prior to or at the Special Meeting a written objection to the Agreement and Plan of Merger. If delivering the written objection prior to the Special Meeting, the written objection should be delivered or mailed in time to arrive before the Special Meeting to The Bank of Godfrey, 2810 Godfrey Road, P.O. Box 5007, Godfrey, Illinois 62035, Attention: John L. McDonald, Jr. The written objection must be made in addition to, and separate from, any proxy or other vote against adoption of the Agreement and Plan of Merger.

- The shareholder may not vote in favor of the Merger, the Agreement and Plan of Merger at the Special Meeting.

- Within 20 days after receiving written notice of the effective date of the Merger by The Bank of Godfrey as the survivor of the Merger or "the continuing bank," the shareholder must deliver a written demand to The Bank of Godfrey as the continuing bank for payment of the fair value of his or her shares as of the day prior to the date on which the vote was taken approving the Merger. The demand must include a statement of the number of shares the shareholder owns. The demand must be delivered or mailed to the continuing bank at The Bank of Godfrey, 2810 Godfrey Road, P.O. Box 5007, Godfrey, Illinois 62035, Attention: John L. McDonald, Jr. If the shareholder fails to make a written demand for payment within the 20-day period after receiving written notice of the effective date of the Merger the shareholder will be conclusively presumed to have consented to the Agreement and Plan of Merger and the shareholder will be bound by its terms.

A failure to vote will be deemed to be a vote against the Merger, the Agreement and Plan of Merger. However, a vote against the Merger, the Agreement and Plan of Merger or a failure to vote will not by itself be deemed to satisfy the notice requirements with respect to dissenters' rights. A shareholder must satisfy all three of the above requirements in order to have any dissenters' rights of appraisal. Failure to satisfy any one of the three requirements will result in the loss of the shareholder's dissenters' rights of appraisal.

If the shareholder elects to exercise dissenters' rights and complies with all three of the above-listed requirements and, within 30 days of the effective date of the Merger, the shareholder and The Bank of Godfrey, as the continuing bank, agree upon the value of common stock of The Bank of Godfrey, then The Bank of Godfrey, as the continuing bank, will make payment to the shareholder within 90 days after the effective date of the Merger, upon the shareholder's surrender of his or her stock certificates. Upon payment of the agreed value, the shareholder will cease to have any interest in such shares or in The Bank of Godfrey.

If the shareholder and The Bank of Godfrey, as the continuing bank, do not agree on the fair value of the shares within 30 days after the effective date of the Merger, the shareholder may, within 60 days after the expiration of the 30-day period, file a petition in circuit court asking for a finding and a determination of the fair value of the shares. The shareholder will be entitled to judgment against The Bank of Godfrey, as the continuing bank, for the amount of such fair value as of the day prior to the date on which such vote was taken approving the Agreement and Plan of Merger, together with interest thereon to the date of judgment. The judgment is payable only upon, and simultaneously with, the surrender to The Bank of Godfrey, as the continuing bank, of certificates representing the shareholder's shares. Upon the payment of the judgment, the shareholder will cease to have any interest in such shares or in the continuing bank. Unless the shareholder files the petition within the 60-day period, the shareholder and all persons claiming under the shareholder will be conclusively presumed to have adopted and ratified the Agreement and Plan of Merger, and will be bound by the terms thereof.

The shareholder's right as a dissenting shareholder to be paid the fair value for his or her shares will cease if the shareholder fails to comply with the procedures of Section 29 or if the Agreement and Plan of Merger is terminated for any reason.

If the shareholder of The Bank of Godfrey is considering demanding the purchase of his or her shares at fair value, the shareholder should keep in mind that the fair value of his or her shares determined under Section 29 could be more, the same, or less than the value of the Merger consideration to which the shareholder is entitled to under the Merger if the shareholder does not demand the purchase of his or her shares at fair value. The procedures for exercising dissenters' rights under Section 29 are complex, and exact compliance is required to effectively exercise such rights. Shareholders of The Bank of Godfrey contemplating making such an exercise are encouraged to seek their own legal counsel regarding these procedures and rights.

Shareholders of The Bank of Godfrey will not receive any further notice from Reliance Bancshares with regard to their rights as dissenting shareholders nor will any further information be sent by Reliance Bancshares with regard to when or how to exercise those rights.

Comparative Rights of Shareholders of The Bank of Godfrey and Reliance Bancshares

If the Merger becomes effective, Reliance Bancshares Class A common stock will be issued to the holders of The Bank of Godfrey common stock who elect to receive all or a portion of their Merger consideration in the form of Class A common stock or who may receive it as a result of the reallocation. Class A common stock will also be issued to holders of The Bank of Godfrey common stock who may have elected to receive all of their Merger consideration in the form of cash, but who nevertheless receive all or a portion of their Merger consideration in the form of Class A common stock pursuant to the reallocation provisions of the Agreement and Plan of Merger.

The rights of the holders of Reliance Bancshares Class A common stock are determined by the General and Business Corporation Law of Missouri and by the Restated Articles of Incorporation and Bylaws of Reliance Bancshares. The rights of The Bank of Godfrey shareholders are determined by the Illinois Banking Act and by the Charter and Bylaws of The Bank of Godfrey. The following is a summary of the material differences in the rights of holders of The Bank of Godfrey common stock and the rights of holders of Reliance Bancshares common stock. **This summary does not purport to be a complete discussion of, and is qualified in its reference to, Missouri law and the Restated Articles of Incorporation and Bylaws of Reliance Bancshares and Illinois law and the Charter and Bylaws of The Bank of Godfrey.**

Authorized Capital Stock. The authorized capital stock of The Bank of Godfrey is 354,726 shares of common stock. The authorized capital stock of Reliance Bancshares is 4,000,000 shares of Class A common stock and 400,000 shares of preferred stock.

The Board of Directors of The Bank of Godfrey may increase the number of authorized shares of common stock by amendment to the Charter. The passage of an amendment requires the approval of the holders of at least two-thirds of the outstanding shares entitled to vote as well as the approval of the Illinois Commissioner of Banks and Real Estate.

The Board of Directors of Reliance Bancshares may increase the number of authorized shares of stock by amendment to the Restated Articles of Incorporation. The passage of an amendment requires the approval of the holders of a majority of the outstanding shares entitled to vote on the amendment.

Effect of "Blank Check" Preferred Stock. Although Reliance Bancshares has not issued any preferred stock, the Board of Directors of Reliance Bancshares has the right to issue up to 400,000 shares of preferred stock by Board resolution. The authorized preferred shares are termed "blank check" stock, which means the Board of Directors is authorized, without further approval of the shareholders, to designate one or more series of such stock, and establish such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations, and restrictions. The issuance of preferred stock could be used to create voting or other impediments or to discourage persons seeking to gain control of Reliance Bancshares, for example, by the sale of preferred stock to purchasers favorable to the Board of Directors. The Board of Directors could authorize holders of preferred stock to vote either separately as a class or with the holders of Class A common stock, on any merger, sale or exchange of assets by Reliance

Bancshares. The issuance of preferred stock could have the effect of diluting the earnings per share and book value per share of the Class A common stock.

The Bank of Godfrey does not have any authorized shares of preferred stock and may not issue preferred stock without an amendment to its Charter and the approval of the Illinois Commissioner of Banks and Real Estate.

Preemptive Rights. The Bank of Godfrey shareholders have preemptive rights. Preemptive rights allow the shareholder to maintain his or her proportional share of ownership of The Bank of Godfrey. Whenever additional stock is offered for sale by The Bank of Godfrey, the shareholders have the right to purchase shares of stock equal to his or her pro rata share. According to the Illinois Banking Act, these preemptive rights are transferable; however, these rights will terminate if not exercised within 60 days of the offer for sale or shorter period of time if authorized by the Illinois Commissioner of Banks and Real Estate.

The shareholders of Reliance Bancshares do not have preemptive rights.

Term of Office, Compensation and Size of the Board of Directors. The Board of Directors of The Bank of Godfrey consists of eight members, however, the number of directors may be changed to not less than five nor more than twenty-five members, by approval of the holders of two-thirds of the outstanding shares entitled to vote at a meeting called for the purpose of electing directors or changing the number of directors. The Board of Directors of Reliance Bancshares currently consists of eight members. The Restated Articles of Incorporation and Bylaws of Reliance Bancshares called for an initial board of five members, provided, however, the number of directors may be increased to not more than fifteen nor less than five in the manner set out in the Bylaws. The Bylaws allow the Board of Directors to change the total number of directors by resolution adopted by the Board.

The Restated Articles of Incorporation and Bylaws of Reliance Bancshares call for a staggered Board, consisting of three classes of directors with staggered terms of three years each:

- two Class I directors whose terms expire in 2003;
- three Class II directors whose terms expire in 2004; and
- three Class III directors whose terms expire in 2005.

The shareholders of Reliance Bancshares are entitled to elect one class, or approximately one-third of the directors annually. In contrast, the Board of Directors of The Bank of Godfrey is not a staggered Board and all of the members stand for re-election at the same time. The directors serve one-year terms. The existence of the staggered Board will make the hostile acquisition of Reliance Bancshares more difficult, as it will take two or more election cycles for an acquirer to elect a majority of the Board of Directors. This may have the effect of discouraging hostile takeover activities, which could adversely impact the value of Reliance Bancshares Class A common stock.

The Bylaws of Reliance Bancshares provide that, by resolution of the Board of Directors, the directors may be compensated for their expenses for attendance at each meeting and/or paid a stated salary as director. The Bylaws of The Bank of Godfrey are silent with regard to director compensation.

Qualifications of the Directors. The Bank of Godfrey's Bylaws require all directors and officers, prior to taking office, to take an oath that he or she will:

- work diligently and honestly while administering the affairs of the bank;
- not willingly or knowingly violate the Illinois Banking Act or any other applicable law or rule while conducting the business of the bank;
- maintain the degree of ownership in the bank as necessary to qualify to hold office as a director of the bank; and
- not hypothecate or pledge as security for any loan or debt with the bank any of their ownership interest in the bank so long as he or she is a director of the bank.

Further, the Bylaws require that all directors be 70 or less years of age (although the current Board of Directors voted to waive this requirement as to the current Board members) and meet the requirements of the Illinois Commissioner of Banks and Real Estate, the FDIC, and any regulatory agency with jurisdiction over the bank. At least two-thirds of the directors must be domiciled in Illinois.

The Restated Articles of Incorporation and Bylaws of Reliance Bancshares do not impose similar qualification requirements for directors or officers.

Removal of Directors. The Charter and Bylaws of The Bank of Godfrey are silent with regard to the removal of directors. The Illinois Banking Act provides that directors may be removed with or without cause at a meeting of the shareholders called expressly for that purpose by a vote of the holders of a majority of the outstanding shares entitled to vote; provided, however, if less than the entire board is to be removed the director or director whose removal is sought shall not be removed if the votes cast against his or her removal would be sufficient to elect him or her at an election of the entire board of directors.

The Restated Articles of Incorporation and Bylaws of Reliance Bancshares provide that a director of Reliance Bancshares may be removed, at a meeting of the shareholders called expressly for that purpose, without cause by a vote of the holders of seventy-five percent of the outstanding shares or for cause by a vote of the holders of a majority of the outstanding shares. These super-majority voting requirements may make it more difficult for potential acquirers to gain control of the Board of Directors, and hence may discourage hostile takeover activities. A director of Reliance Bancshares may also be removed by the Board of Directors if the director does not meet the qualifications of a director or he or she violates an agreement with Reliance Bancshares.

Voting; Cumulative Voting in the Election of Directors. Each shareholder of The Bank of Godfrey is entitled to one vote for each share of common stock held by the shareholder on each matter submitted at a meeting of shareholders; provided, however, that in electing directors, each shareholder has cumulative voting rights. Cumulative voting rights entitle each shareholder of The Bank of Godfrey to as many votes as equal the number of shares of stock held by the shareholder multiplied by the number of directors to be elected, which votes may be cast for one candidate or distributed among as many candidates as he or she may choose. The existence of cumulative voting may allow minority shareholders a better opportunity to elect one or more directors to the Board of Directors that they would not have the voting power to elect absent cumulative voting in the election of directors.

Each shareholder of Reliance Bancshares is entitled to one vote for each share of stock held by the shareholder on each matter submitted at a meeting of shareholders. Shareholders of Reliance Bancshares do not have cumulative voting rights in the election of directors. The absence of cumulative voting rights may have the effect of discouraging a hostile acquisition of Reliance Bancshares which could adversely impact the value of Reliance Bancshares Class A common stock.

Special Meetings Called Upon the Request of Shareholders. The Bylaws of The Bank of Godfrey provide that special meetings of the shareholders may be called upon the request of shareholders holding at least ten percent of the outstanding shares of The Bank of Godfrey common stock.

The Restated Articles of Incorporation and Bylaws of Reliance Bancshares provide that special meetings of the shareholders may be called by shareholders only upon the request of shareholders holding not less than seventy-five percent of the outstanding shares of Reliance Bancshares Class A common stock. This supermajority requirement may make it more difficult for an acquirer to quickly gain control of the Board of Directors, thereby discouraging hostile takeover activities and possibly causing the value of Reliance Bancshares Class A common stock to go down.

Change in Control. The Bylaws of The Bank of Godfrey are silent with regard to changes in control, merger, or sale of the assets of the bank. The Illinois Banking Act provides that, among other requirements, a change of control, merger, or sale of assets is subject to the approval of the Illinois Commissioner of Banks and Real Estate and the Illinois Commissioner of Banks and Real Estate may require the satisfaction of certain conditions prior to granting such approval.

The Illinois Banking Act also provides that, with the prior written approval of the Illinois Commissioner of Banks and Real Estate, any state bank in default or in danger of default may, by vote of a majority of the board of directors and without the approval of the shareholders, sell all or any part of its assets to another state bank, national bank, insured savings association, or the FDIC.

In addition to any statutes or regulations that regulate changes of control of Reliance Bancshares with respect to changes in control, the Restated Articles of Incorporation of Reliance Bancshares require the approval of the holders of not less than seventy-five percent of the common stock entitled to vote before Reliance Bancshares may engage in any "Business Combination" unless, however, two-thirds of the members of the Board of Directors approve the Business Combination, in which case the particular action may be approved by the affirmative vote required by law. The Restated Articles of Incorporation define "Business Combination" to include:

- any merger or consolidation of Reliance Bancshares or any subsidiary of Reliance Bancshares with any "Substantial Shareholder";
- any sale or other disposition to or with any Substantial Shareholder of all or substantially all of the assets of Reliance Bancshares or any subsidiary of Reliance Bancshares;
- the adoption of any plan for the liquidation of Reliance Bancshares proposed by a Substantial Shareholder; or
- any transaction having the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Reliance Bancshares or any of its subsidiaries, of which a Substantial Shareholder is the beneficial owner.

The Restated Articles of Incorporation define "Substantial Shareholder" as a beneficial owner in the aggregate of more than five percent of the outstanding shares of Reliance Bancshares entitled to vote.

The supermajority approval requirement of the shareholders of Reliance Bancshares, prior to the engagement of any Business Combination by Reliance Bancshares, may make it more difficult for an acquirer to quickly gain control of the Board of Directors, thereby discouraging hostile takeover activities and possibly causing the value of Reliance Bancshares Class A common stock to go down.

INFORMATION ABOUT THE BANK OF GODFREY

History and Business Development

The Bank of Godfrey is an Illinois chartered state bank, organized on January 21, 1997, which has operated since June 17, 1999. The bank has operated in its original form and has one banking location in the City of Godfrey in Madison County, Illinois.

The Bank of Godfrey provides its customers in Godfrey and in the surrounding communities, which are referred to as the River Bend area, with a broad range of financial services. The Bank of Godfrey has defined as its target market individuals and small to medium-sized businesses residing or located within the River Bend area. The marketing strategy of The Bank of Godfrey is to focus on the community-based loan and depository services that individuals and small to medium-sized businesses desire. The Bank of Godfrey has sought to grow its assets, deposits, and earnings, and thereby create long-term value, by pursuing the following strategies:

- Focusing on attracting customers in its target markets by offering convenient and friendly service and products designed to meet the customers' individual needs;

- Emphasizing close working relationships between The Bank of Godfrey's senior management, directors, loan officers, employees, and commercial and individual customers;

- Implementing training programs to provide management and staff with the knowledge necessary to serve customers effectively and remain in compliance with all legal and regulatory obligations;

- Selectively increasing The Bank of Godfrey's earning assets, with particular emphasis on personal and commercial relationships;

- Concentrating over time on expense control, interest spread maximization, and marketing of fee-based products, as well as maintaining adequate liquidity and capital levels; and

- Investing in affordable technology in order to offer products that provide better customer service.

The principal products and services of The Bank of Godfrey include: individual and business demand deposit accounts, money market accounts, NOW accounts, various certificate of deposit accounts, a full range of loan products including real estate commercial loans, residential construction and permanent loans, fixed and adjustable rate loans, small business loans, home equity and consumer loans and lines of credit.

The River Bend area banking market, and Godfrey in particular, remains a very competitive banking environment.

Employees

As of February 28, 2003, the bank had eight full-time employees and one part-time employee. Of the eight full-time employees, one was actively employed as an executive officer of The Bank of Godfrey, and the remainder were lending officers, clerical, and bank staff.

Properties

The Bank of Godfrey owns its only banking facility at 2810 Godfrey Road, Godfrey, Illinois. This facility is a one-story brick building with approximately 4,200 square feet of office, teller, and conference room space. The building has three drive through lanes with a drive-up automated teller machine.

Legal Proceedings

The Bank of Godfrey is not a party to any pending legal proceedings. The bank has received correspondence relating to a potential claim by a former employee of The Bank of Godfrey. Other than this potential employment related claim, which The Bank of Godfrey does not consider to be material to its financial position or results of operations, The Bank of Godfrey is not aware of any other threatened litigation that would be considered materially adverse to its financial position or results of operations.

Management of The Bank of Godfrey

The executive officers and directors of The Bank of Godfrey are as follows:

Name	Age	Position
Samuel H. Roberts	62	Chairman, President and Director
Barry B. Seiler	54	Vice Chairman and Director
John L. McDonald, Jr.	72	Senior Vice President, Secretary, and Cashier
Duane P. Loots	50	Vice President of Loans; Senior Loan Officer
Bob Churchich	74	Director
Jo An Corbett	75	Director
Terry J. Hansen	47	Director
Sidney A. Ingram	63	Director
Robert J. Johnson	67	Director
Steven N. Mottaz	62	Director

Samuel H. Roberts– Mr. Roberts has served as the Chairman and as a director of the Board of The Bank of Godfrey since its inception, and as President of the bank since June 14, 2001. Mr. Roberts has been since 1995, and continues to be, the owner and chief executive officer of Roberts Motors, an automobile dealership in Alton, Illinois.

Barry B. Seiler– Mr. Seiler has served as the Vice-Chairman and as a director of the Board of The Bank of Godfrey since its inception. Mr. Seiler is the co-owner and chief operating officer of Galaxy Supply, Inc., which sells and constructs steel multi-purpose buildings. He has been engaged in this business for over the past five years.

John L. McDonald, Jr. – Mr. McDonald has more than 48 years of banking experience. Prior to joining The Bank of Godfrey, Mr. McDonald was chairman, president and chief executive officer of Omni Bank in Granite City, Illinois, where he was employed from 1991 to 1997. Mr. McDonald has served as Secretary and Cashier of the Board, and as Senior Vice President of The Bank of Godfrey, since its inception.

Duane P. Loots – Mr. Loots has more than 23 years of banking experience, mainly as a loan officer. For over eight years prior to joining The Bank of Godfrey as Senior Loan Officer on October 9, 2001, Mr. Loots was Senior Loan Officer of First National Bank in Staunton, Illinois.

Bob Churchich – Mr. Churchich has served as a director of The Bank of Godfrey since its organization in 1999. He recently retired as Sheriff of Madison County, Illinois, a position he has held for the past 16 years. Until his retirement, Mr. Churchich was in law enforcement for over 44 years.

Jo An Corbett – Ms. Corbett has served as a director of The Bank of Godfrey since July 15, 1999. Ms. Corbett is a real estate broker, insurance provider, and property and farm manager. She is also the owner and operator of Jo An Corbett Real Estate and Insurance and Dufner Corbett, Inc., a farm and land operation. She has been engaged in these businesses for over the past five years.

Terry J. Hansen – Mr. Hansen has served as a director of The Bank of Godfrey since its organization in 1999. For over the past five years, he has been the owner and operator of Hansen Builders, Inc., a company that constructs residential dwellings and other buildings. Mr. Hansen also has an ownership interest in Woodland's Golf Club and Lake, Inc.

Sidney A. Ingram – Mr. Ingram has served as a director of The Bank of Godfrey since its organization in 1999. He has ownership interests in several businesses in Godfrey, including his primary business, Ingram Concrete Products, Inc., a manufacturing enterprise, and Sycamore Inn, Inc, a restaurant recently opened in Godfrey.

Robert J. Johnson – Mr. Johnson has served as a director of The Bank of Godfrey since its organization in 1999. He is the owner of Johnson's Corner Restaurant, Inc. and also has an ownership interest in Runway Lounge and Package Liquor, Inc. He has been engaged in both businesses for over the past five years.

Steven N. Mottaz – Mr. Mottaz has served as a director of The Bank of Godfrey since its organization in 1999. Mr. Mottaz is and has been an attorney in the Godfrey community for more than five years.

Compensation of the Executive Officer and Directors of The Bank of Godfrey

For the years ended December 31, 2000, 2001, and 2002, the following persons served as the Chief Executive Officer of The Bank of Godfrey: Donald E. Miller—1999-2001; John L. McDonald, Jr.—2002 (collectively the "Named Executive Officers").

The following table sets forth all compensation received by the Named Executive Officers for the years set forth. No long-term compensation was paid to or exercised by any executive officers for the years covered.

Name and Principal Position	Annual Compensation			All Other Compensation ($)
	Year	Salary ($)	Bonus ($)	
Donald E. Miller President	2002	-- (1)	--	--
	2001	34,375 (1)	0	0
	2000	70,000	0	0
John L. McDonald, Jr.	2002	60,000 (2)	10,000 (2)	0
Senior Vice President	2001	55,000	0	0
	2000	50,000	0	0

(1) Mr. Miller's employment with The Bank of Godfrey was terminated in June of 2001. The salary listed for 2001 reflects the salary Mr. Miller earned through the date of termination.

(2) All 2002 compensation paid to Mr. McDonald was paid to him in his position as Senior Vice President. Mr. McDonald did not receive compensation for acting as Chief Executive Officer of the bank.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the issued and outstanding common stock of The Bank of Godfrey as of the date of this Proxy Statement/Offering Circular:

- by each person who is known to the bank to own beneficially more than five percent of the outstanding shares of The Bank of Godfrey common stock;
- by each of the bank's directors and executive officers, and;
- by all current directors and executive officers as a group.

Holders of common stock of the bank are the only persons entitled to vote in the election of directors of the bank and other matters presented to the bank's shareholders for a vote.

Name of Beneficial Owner		Percent of Class[1]
Spence Limited Partners	29,879[2]	8.42%
Samuel H. Roberts	19,000[3]	5.36%
Barry B. Seiler	13,000[4]	3.66%
Bob Churchich	3,500[5]	*
Jo An Corbett	17,500[6]	4.93%
Terry J. Hansen	19,067[7]	5.38%
Sidney A. Ingram	9,000[8]	2.54%
Robert J. Johnson	26,000[9]	7.33%
Steven N. Mottaz	4,500[10]	1.27%
John L. McDonald	0	*
All directors and executive officers as a group (9 persons)	111,567	31.45%

* Less than one percent.

(1) Percentages are calculated based upon 354,726 Shares of the Bank outstanding as of the date of this Proxy Statement/Offering Circular.

(2) Includes 23,980 shares owned by Spence Limited Partners and 5,899 shares owned by Spence Limited LP. The general partner of Spence Limited Partners is Financial Junk, LLC. There are sixty limited partners of Spence Limited Partners. Spence Limited Partners' address is: P.O. Box 505, Blakely, Georgia 39823-0505.

(3) Mr. Roberts holds 3,600 shares in his own name and 9,000 are held in an IRA established for the benefit of Mr. Roberts. Mr. Roberts exercises sole investment and voting control over all 12,600 shares. Mr. Roberts' wife holds 6,400 shares in two IRAs established for her benefit, and Mrs. Roberts exercises sole investment and voting control over all 6,400 shares. Mr. Roberts' business address is: Roberts Motors Inc., 4350 Alby, Alton, Illinois 62002.

(4) Mr. Seiler's business address is: Galaxy Supply Inc., 6920 Montclair Avenue, Godfrey, Illinois 62305.

(5) Mr. Churchich holds 3,500 shares jointly with his wife. Mr. Churchich and his wife share investment and voting control over all 3,500 shares. Mr. Churchich's address is: 25 W. Southcrest Circle, Edwardsville, Illinois 62025.

(6) A trust established for the benefit of Ms. Corbett owns 17,500 shares, over which Ms. Corbett exercises sole investment and voting control. Ms. Corbett's business address is: Jo An Corbett Real Estate & Insurance, #1 French Street, Hardin, Illinois 62047.

(7) Mr. Hansen owns 13,400 shares in his own name and 4,917 in an IRA established for his benefit; Mr. Hansen exercises sole investment and voting control over all 18,317 shares. Mr. Hansen's wife holds 750 shares in an IRA established for her benefit, over which Mr. Hansen does not exercise investment or voting control. Mr. Hansen's address is: #10 Eagle Court, Jerseyville, Illinois 62052.

(8) Mr. Ingram's business address is: Ingram Products Inc., 7020 Montclair, Godfrey, Illinois 62035.

(9) Mr. Johnson holds 21,000 shares in his own name and 5,000 shares in an IRA established for his benefit. Mr. Johnson exercises sole investment and voting control over all 26,000 shares. Mr. Johnson's business address is: Johnson's Corner Restaurant, 2000 State Street, Alton, Illinois 62002.

(10) Mr. Mottaz's business address is: P.O. Box 398, 2520 State Street, Alton, Illinois 62002.

Description of The Bank of Godfrey Common Stock

General. The authorized capital stock of The Bank of Godfrey consists of 354,726 shares of common stock, par value $5.00 per share, all of which are currently issued and outstanding. The following is a summary of the rights of holders of The Bank of Godfrey common stock.

Dividends. The holders of The Bank of Godfrey common stock are entitled to share ratably in dividends thereon when, as and if declared by the Board of Directors out of funds legally available for such purpose. To date, the Board of Directors have not declared any dividends on The Bank of Godfrey common stock.

Voting Rights. The holders of The Bank of Godfrey common stock have one vote for each share held on matters presented for consideration by the shareholders. In the election of directors, cumulative voting applies. With cumulative voting, each shareholder may:

- vote the number of shares held for as many persons as there are directors to be elected;
- cumulate such shares and give one candidate as many votes as the number of directors to be elected, multiplied by the total number of shares held; or
- distribute the cumulated votes among as many candidates as such shareholder deems fit.

Preemptive Rights. The holders of The Bank of Godfrey common stock have preemptive rights to purchase additional unissued shares of common stock in the event that the bank proposes to issue additional shares of common stock.

Liquidation Rights. In the event of liquidation, dissolution or winding up of the bank, whether voluntary or involuntary, the holders of The Bank of Godfrey common stock will be entitled to share ratably in any of the assets or funds of the bank available for distribution after the satisfaction of the bank's liabilities (or after adequate provision is made therefor).

Redemption. The shares of The Bank of Godfrey common stock do not have any redemption or sinking fund provisions.

Certain Transactions

The Bank of Godfrey has and expects to have in the future, banking transactions with certain of its officers and directors and their immediate family members and associates. These transactions are in the ordinary course of business and loans have been and will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. At September 30, 2002, The Bank of Godfrey had approximately $100,000 in loans to such persons which represented 3.83% of shareholders' equity of The Bank of Godfrey of approximately $2,609,000. In the opinion of the management of The Bank of Godfrey, such loans do not involve more than the normal risk of collectibility or present other unfavorable features.

Contracts Between Reliance Bancshares and The Bank of Godfrey

Other than the Agreement and Plan of Merger, the only contract between Reliance Bancshares and The Bank of Godfrey is that certain Letter Agreement dated November 19, 2002. Pursuant to the agreement, Reliance Bancshares agreed to provide loan review services to The Bank of Godfrey from November 19, 2002 through the closing of the Merger. Reliance Bancshares will provide loan review services to The Bank of Godfrey for all new loans in excess of $100,000 and for all loans that would increase the existing aggregate credit outstanding to any one borrower or group of affiliated borrowers to more than $200,000. Reliance Bancshares may provide loan review services to The Bank of Godfrey regardless of the amount involved, upon mutual agreement of Reliance Bancshares and The Bank of Godfrey. The agreement provides that the total charge for all loan review services Reliance Bancshares provides will not exceed $1,000 per month.

Under the agreement, Mr. Jerry Von Rohr, the Chairman, Chief Executive Officer and President of Reliance Bancshares has agreed to make himself available, without charge:

- to review loan and security portfolios, and
- to meet with the management and Board of Directors of The Bank of Godfrey to discuss lending, management, personnel, regulatory and other banking questions. Mr. Von Rohr will also attend meetings of the Board of Directors and Board committees of The Bank of Godfrey upon invitation.

Recent Sales of The Bank of Godfrey Common Stock; Dividends

The Bank of Godfrey common stock is quoted on the "Pink Sheets" for trading on the "Over the Counter Bulletin Board." The following table provides high and low bid information for The Bank of Godfrey common stock as provided by Pink Sheets LLC from sources that Pink Sheets LLC believes to be reliable, but Pink Sheets LLC does not guarantee the accuracy of the information.

	CLOSING BID (1)		CLOSING ASK (1)	
2001	HIGH	LOW	HIGH	LOW
JAN. 2 – MAR. 30	3.625	3	6	4
APR. 2 – JUNE 29	3.25	2.50	5	4
JULY 2 – SEPT. 28	3.25	2	5	4
OCT. 1 – DEC. 31	3.50	1.50	4	4
2002				
JAN. 2 – MAR. 28	3.75	3.50	4.50	4
APR. 1 – JUNE 28	3.10	3	NONE	NONE
JULY 1 – SEPT. 30	3.10	2	NONE	NONE
OCT. 1 – DEC. 31	5.75	1.40	10	10
2003				
JAN. 1 – MAR. 6	6.75	5.75	10	10

(1) The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not represent actual transactions and have not been adjusted for stock dividends or splits.

There are approximately 140 shareholders of record that own the 354,726 issued and outstanding shares of The Bank of Godfrey common stock. As noted in the above section entitled "— Description of The Bank of Godfrey Common Stock," The Bank of Godfrey has not paid dividends on its common stock since inception. Because of banking regulatory capital requirements, The Bank of Godfrey does not anticipate that any dividends will be declared or paid on its common stock in the foreseeable future.

THE BANK OF GODFREY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the financial condition and results of operations of The Bank of Godfrey for each of the years in the two-year period ended December 31, 2001 and 2000, and the three and nine month periods ended September 30, 2002 and 2001. This discussion and analysis is intended to review the significant factors affecting the financial condition and results of operations of The Bank of Godfrey, and provides a more comprehensive review that is not otherwise apparent from the financial statements alone. This discussion should be read in conjunction with Selected Financial Data of The Bank of Godfrey and The Bank of Godfrey's financial statements and the notes thereto and other financial data appearing elsewhere in this Proxy Statement/Offering Circular.

Overview

The Bank of Godfrey provides a full range of banking services to individual and corporate customers in the "River Bend" area in Madison and Jersey counties in Illinois, a part of the metropolitan St. Louis market, through its one location in Godfrey, Illinois. The bank was incorporated and began its development stage activities January 21, 1997. Such development stage activities (i.e., applying for a banking charter, raising capital, acquiring property, and developing policies and procedures, etc.) led to the opening of The Bank of Godfrey (as a new bank) upon receipt of all regulatory approvals on June 17, 1999.

During the development stage period (prior to the opening of the bank), net expenses of $309,461 were incurred which, coupled with the normal operating deficits incurred by a new bank during its first few years, resulted in substantial net losses for the bank in 1999, 2000, and 2001. As a new bank, The Bank of Godfrey has experienced that, until a certain critical size is achieved in terms of interest-earning assets and interest-bearing liabilities, the bank's net interest margin will suffer, and earnings will be depressed. The Bank of Godfrey's difficulties in attaining profitability since its inception is due in large part to the bank's low level of initial capitalization. The Bank of Godfrey was initially capitalized in 1998 and 1999 with the minimum $3,000,000 required for new banks in Illinois. The extended length of the development stage period (and the resulting expenses incurred during this time) from January 21, 1997 to June 17, 1999 was also capital-related, as this extended time was needed for the bank's organizers to raise the minimum level of capital.

New banks such as The Bank of Godfrey are required to maintain capital of at least 8% of its total assets. Consequently, since the bank's inception, the low level of capital has hindered its growth and ability to obtain a level of critical size that its total interest-earning assets would exceed its total interest-bearing liabilities to the extent that a sufficient net interest margin would be provided to cover the bank's operating costs.

Total assets increased to $23,143,488 at December 31, 2001, with loans and deposits increasing to $9,286,370 and $19,426,428, respectively, at the end of 2001, resulting from the bank's emphasis in 2001 on controlled profitable growth. The location of The Bank of Godfrey at a high-traffic, visible intersection in Godfrey, Illinois has provided the bank with an excellent location from which depositors and borrowers can be accessed.

The River Bend market in which The Bank of Godfrey operates is highly competitive in the financial services area. The bank is subject to competition from other financial and nonfinancial institutions providing financial products throughout the River Bend market. Since its inception, The Bank of Godfrey has found that deposits have been much easier to obtain than good quality loans with an adequate interest margin, largely due to pricing considerations and a declining stock market. During its initial few years, The Bank of Godfrey operated without a strong commercial lending expertise, focusing instead on residential mortgages and secondary mortgage market activities. The margins on these products were not significant enough to cover operating expenses and the negative net interest margins that were originally experienced by concentrating deposit growth in higher rate certificates of deposit, and loan growth in a competitively-priced fixed rate residential lending market. Additionally, the lack of commercial lending and loan administration expertise led to loan problems being experienced on certain commercial loans due to inadequate loan documentation.

In the Spring of 2001, the bank's structural and earnings problems had reached a point that the banking regulators became concerned about the bank's overall direction. As a result of an examination of the bank performed as of December 31, 2000 by the FDIC, the FDIC and Illinois Commissioner of Banks and Real Estate entered into a Memorandum of Understanding with the bank's Board of Directors. For a description of the provisions of the Memorandum of Understanding, *see* "THE MERGER – Background of the Merger."

The Bank of Godfrey's management and Board of Directors believe that, while the 2001 Memorandum of Understanding placed a burden on the bank's management and directors, the compliance therewith has resulted in a renewed focus on a more profitable strategic plan. The bank hired a chief lending officer with commercial lending experience and shifted its focus away from the residential and secondary mortgage market to the many small businesses that are located throughout the River Bend area. The Bank of Godfrey's management has also shifted its funding sources away from a dominant certificate of deposit orientation to a more cost effective deposit mix.

At December 31, 2000, the end of the first full year of The Bank of Godfrey's banking operations, the bank had grown its deposits to $13,015,267, along with $546,571 of sweep repurchase agreements for total funding of $13,561,838. Sweep repurchase agreements are contracts under which The Bank of Godfrey's largest corporate customers "loan" their excess funds to the bank overnight, which loans are secured by governmental securities owned by the bank, and which loans are repaid to the customers the following day, including the interest earned on the government securities overnight. Sweep repurchase agreements made available by The Bank of Godfrey constitute a part of these large customers' cash management programs.

The percentage of the total funding described in the immediately preceding paragraph that was comprised of loans at December 31, 2000 was only 54.65%, and over 65% of such loans were in residential real estate or construction thereof. Loans constitute The Bank of Godfrey's highest earning asset, and the bank optimally wants to attain a ratio of 80-85% of funding sources comprised of loans. At December 31, 2001, the percentage of funding sources comprised of loans had actually declined to 45.40%, although the mix of loans had started to turn more toward small business lending, with commercial loans comprising approximately 41% of the portfolio at December 31, 2001. At September 30, 2002, the loan-to-funding percentage had increased to 73.13%, and the bank earned its first quarterly profit since its inception for the quarter ended September 30, 2002. The reduction in the loan percentage and the resulting decline in the bank's net interest margin in 2001 resulted from operating without the salary and related expenses of a chief lending officer for several months in 2001. The addition of a chief lending officer and the bank's re-focusing on small business commercial lending resulted in the reversal of these declines in the first nine months of 2002.

The Bank of Godfrey incurred a net loss for the year ended December 31, 2001 totaling $(263,332), as compared with a net loss of $(254,823) for the year ended December 31, 2000. As a new bank, one of the first goals set by The Bank of Godfrey's management was to achieve profitability on a quarterly basis. The bank's first profitable quarter was achieved for the three months ended September 30, 2002. Losses per share for the years ended December 31, 2001 and 2000 were $(0.74) and $(0.72), respectively.

The results of the first nine months of 2002 reflect a controlled growth in total assets, deposits, and loans. Total assets grew $3,468,893 or 14.99% for the first nine months to $26,612,381 at September 30, 2002. Total deposits grew $2,994,637 or 15.42% for the first nine months of 2002 to $22,421,065. Total loans grew $8,151,919 or 87.78% for the first nine months of 2002 to $17,438,289. These increases have resulted from a renewed emphasis on serving the many small businesses located in the River Bend area, which has shown a resilient economy, despite the problems experienced in other areas of the country. The Bank of Godfrey's capital position also increased during the nine months ended September 30, 2002, growing $48,642 to $2,609,823. This growth includes net income of $37,406, and an increase in the valuation of The Bank of Godfrey's available-for-sale investment securities, net of tax of $11,236.

Net income for the nine months ended September 30, 2002 totaled $37,406, an increase of $250,833 from the loss of $(213,427) incurred for the nine months ended September 30, 2001. The Bank of Godfrey's renewed focus on profitable growth, resulting in an increased volume in interest-earning assets and interest-bearing liabilities has resulted in a higher net interest income level, which has resulted in the bank's achieving profitability on a quarterly basis for the first time since its inception. Earnings per share for the nine months ended September 30, 2002 and 2001 were $0.11 and $(0.60), respectively.

Net income for the three months ended September 30, 2002 totaled $54,957, an increase of $107,368 over the loss of $(52,411) incurred for quarter ended September 30, 2001. Earnings per share for the quarters ended September 30, 2002 and 2001 were $0.15 and $(0.15), respectively.

Following are certain ratios generally followed in the banking industry for The Bank of Godfrey for the years ended December 31, 2001 and 2000, and the nine months ended September 30, 2002 and 2001:

	As of and For the Years Ended December 31,		As of and For the Nine Months Ended September 30,	
	2001	2000	2002	2001
Percentage of net income (loss) to:				
Average total assets	(1.25)%	(2.21)%	0.21%	(1.40)%
Average stockholders' equity	(9.98)	(9.06)	1.97	(10.77)
Percentage of common dividends declared to net income per common share	–	–	–	–
Percentage of average stockholders' equity to average total assets	12.49	24.43	10.79	13.07

Results of Operations

Net Interest Income. The Bank of Godfrey's net interest income increased by $25,146 (7.67%) to $353,121 for the year ended December 31, 2001 from the $327,925 earned for the year ended December 31, 2000. During this period, the company's net interest margin actually decreased from 3.45% for the year ended December 31, 2000 to 1.88% for the year ended December 31, 2001. The reasons for this decrease are discussed in the following paragraphs.

Average interest-earning assets for 2001 increased $9,266,363 (97.45%) to $18,775,185 from the level of $9,508,822 for 2000, due to the investment of the significant level of deposit growth achieved. However, the level of average interest-earning assets comprised of loans (which is The Bank of Godfrey's highest earning asset) was only 42.38% for the year ended December 31, 2001, while lower yielding investment securities and short-term investments comprised 38.39% and 19.23%, respectively, of average total interest-earning assets. These percentages compare with 51.99% for loans, 35.34% for investment securities, and 12.67% for short-term investments that comprised average interest-earning assets for the year ended December 31, 2000.

Also affecting The Bank of Godfrey's net interest margin was the significant reduction in the level of interest rates which occurred during 2001. The bank's investment portfolio primarily consisted of investments in U.S. Government Treasury and agency securities, many of which included call options. With the steady decline in interest rates in 2001, a significant portion of the bank's investment portfolio was called, with reinvestment in securities at lower interest rates. Such activity resulted in a 42 basis point reduction in the yield on investment securities, from 6.02% for the year ended December 31, 2000 to 5.60% for the year ended December 31, 2001.

Average interest-bearing liabilities increased $9,752,833 (125.30%) to $17,536,232 for the year ended December 31, 2001, from the level of $7,783,399 for the year ended December 31, 2000. Following is a composition of The Bank of Godfrey's average deposits for the years ended December 31, 2001 and 2000:

	As a Percentage of Average Deposits	
	2001	2000
Noninterest-bearing deposits	4.69%	10.40%
Interest-bearing transaction accounts	24.42	19.51
Savings accounts	3.62	4.00
Certificates of deposit:		
$100,000 and over	17.53	20.42
Under $100,000	49.74	45.67
	100.00%	100.00%

The composition of The Bank of Godfrey's deposit portfolio will fluctuate, particularly during the early years of the bank's existence and periods of expansion. Most financial institutions experienced an increase in their deposit portfolios during 2000 and 2001, with the decline and volatility of the equity markets making more funds available for deposit in financial institutions. The bank has been competitive in the rates offered on its certificates of deposit since it opened in 1999. Certificates of deposit comprised 67.27% of average deposits in 2001 and 66.09% of average deposits in 2000. Certificates of deposit have a lagging effect with interest rate changes, as most certificates have longer maturities at fixed rates. Accordingly, many financial institutions, including The Bank of Godfrey, experienced a decline in their net interest margin in 2001 as the level of interest rates dropped, while certificates issued in the fourth quarter of 2000 at higher rates continued to accrue interest at these high rates throughout much of 2001.

The Bank of Godfrey also maintains a sweep repurchase agreement with a customer under a cash management arrangement offered by the bank. Additionally, from time to time, the bank may have temporary borrowing needs to fund periodic surges in loan growth. Average Federal funds purchased and securities sold under repurchase agreements totaled $1,061,772 and $502,159 for the years ended December 31, 2001 and 2000, respectively. The Bank of Godfrey's management considers such funding sources stable.

The following table sets forth, on a tax-equivalent basis for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yield/rates:

		Amount of Increase (Decrease) Change From 2000 to 2001 Due to		
		Volume (1)	Yield/ Rate (2)	Total
Interest income:				
Loans	$	270,875	(71,116)	199,759
Taxable investment securities		216,426	(15,039)	201,387
Short-term investments		100,990	(37,545)	63,445
Total interest income		588,291	(123,700)	464,591
Interest expense:				
Interest bearing transaction accounts		101,086	(16,347)	84,739
Savings accounts		10,626	(66)	10,560
Time deposits of $100,000 or more		79,345	(17,511)	61,834
Other time deposits		278,186	(18,291)	259,895
Total deposits		469,243	(52,215)	417,028
Federal funds purchased and securities sold under repurchase agreements		24,696	(2,279)	22,417
Total interest expense		493,939	(54,494)	439,445
Net interest income	$	94,352	(69,206)	25,146

(1) Change in volume multiplied by yield/rate of prior year.
(2) Change in yield/rate multiplied by volume of prior year.

NOTE: The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Interim Period Comparison. Net interest income for the nine months ended September 30, 2002 increased $372,562 (150.06%) to $620,839 from the net interest income earned of $248,277 for the nine months ended September 30, 2001. The net interest margin increased 205 basis points to 3.90% for the nine months ended September 30, 2002 from the 1.85% net interest margin for the nine months ended September 30, 2001. Fueling these increases were The Bank of Godfrey's renewed focus on controlled profitable growth in interest-earning assets and interest-bearing liabilities, and the continued decline in interest rates.

Average interest-earning assets increased $3,357,882 (18.71%) to $21,309,316 for the nine months ended September 30, 2002 from the $17,951,434 average for the nine months ended September 30, 2001. Loans as a percentage of total average interest-earning assets for the nine months ended September 30, 2002 increased to 63.56% from the 42.96% level for the nine months ended September 30, 2001. Conversely, the percentage of average interest-earning assets comprised of investment securities and short-term investments declined to 34.56% and 1.88%, respectively for the nine months ended September 30, 2002 from the 35.68% and 21.36% levels, respectively, for the nine months ended September 30, 2001.

Average interest-bearing liabilities increased $3,104,826 (18.56%) to $19,829,693 for the nine months ended September 30, 2002 from the $16,724,867 average for the nine months ended September 30, 2001. Following is the composition of average deposits for the nine months ended September 30, 2001 and 2002, as well as the percentage change in components since December 31, 2001:

	As a Percentage of Average Deposits Nine Months Ended September 30,		Percentage Change From Average Deposits For the Year Ended
	2001	2002	December 31, 2001
Noninterest-bearing deposits	4.62%	5.13%	0.44%
Interest-bearing transaction accounts	22.44	30.33	5.91
Savings accounts	3.48	7.48	3.86
Certificates of deposit:			
$100,000 and over	17.91	16.99	(0.54)
Under $100,000	51.55	40.07	(9.67)
	100.00%	100.00%	

As is evidenced by the above table, The Bank of Godfrey, like most financial institutions, experienced a dramatic shift in deposits as maturing certificates of deposits were channeled into interest-bearing transaction accounts, primarily money market deposits. During this continued period of declining interest rates, more customers were unwilling to renew their certificates of deposits at substantially lower rates for a longer period, and chose to "park" their funds in more readily-available money market deposits. The Bank of Godfrey has been competitive with its money market deposit rates, to take advantage of customers' desire for more accessible funds during this time of declining interest rates.

Average Federal funds purchased and securities sold under repurchase agreements remained stable for the nine months ended September 30, 2002 and 2001, at $1,233,953 and $906,833, respectively.

Net interest income for the three months ended September 30, 2002 increased $130,624 (135.79%) to $226,818 from the net interest income earned of $96,194 for the three months ended September 30, 2001. The net interest margin increased 190 basis points to 3.83% for the three months ended September 30, 2002 from the 1.93% net interest margin for the three months ended September 30, 2001. Fueling these increases were The Bank of Godfrey's renewed emphasis on controlled profitable growth in interest-earning assets and interest-bearing liabilities, and the continued decline in interest rates.

Average interest-earning assets increased $3,709,748 (18.73%) to $23,521,014 for the three months ended September 30, 2002 from the $19,811,266 average for the three months ended September 30, 2001. Loans as a percentage of total average interest-earning assets for the three months ended September 30, 2002 increased to 70.33% from the 38.73% level for the three months ended September 30, 2001. Conversely, the percentage of average interest-earning assets comprised of investment securities and short-term investments declined to 26.47% and 3.20%, respectively, for the three months ended September 30, 2002 from the 40.96% and 20.31% levels, respectively, for the three months ended September 30, 2001.

Average interest-bearing liabilities increased $3,327,551 (17.85%) to $21,967,836 for the three months ended September 30, 2002 from the $18,640,285 average for the three months ended September 30, 2001.

The following table sets forth, on a tax equivalent basis for the three and nine months ended September 30, 2002 and 2001, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yields/rates:

	Amount of Increase (Decrease)					
	Nine Month Periods Change from 2001 to 2002 Due to			Three Month Periods Change from 2001 to 2002 Due to		
	Volume (1)	Rate (2)	Total	Volume (1)	Rate (2)	Total
Interest income:						
Loans	$ 358,734	(52,489)	306,245	174,234	(26,262)	147,972
Taxable investment securities	39,149	(42,706)	(3,557)	(24,019)	(10,794)	(34,813)
Short-term investments	(69,270)	(46,289)	(115,559)	(19,217)	(12,440)	(31,657)
Total interest income	328,613	(141,484)	187,129	130,998	(49,496)	81,502
Interest expense:						
Interest-bearing transaction accounts	51,179	(72,330)	(21,151)	8,129	(23,613)	(15,484)
Savings accounts	16,871	(8,857)	8,014	5,840	(1,552)	4,288
Time deposits of $100,000 or more	14,441	(60,817)	(46,376)	9,519	(18,687)	(9,168)
Other time deposits	(28,636)	(104,032)	(132,668)	7,808	(34,800)	(26,992)
Total deposits	53,855	(246,036)	(192,181)	31,296	(78,652)	(47,356)
Federal funds purchased and securities sold under repurchase agreements	10,043	(3,295)	6,748	(1,537)	(229)	(1,766)
Total interest expense	63,898	(249,331)	(185,433)	29,759	(78,881)	(49,122)
Net interest income	$ 264,715	107,847	372,562	101,239	29,385	130,624

(1) Change in volume multiplied by yield/rate of prior year.
(2) Change in yield/rate multiplied by volume of prior year.

NOTE: The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Possible Loan Losses. The provision for possible loan losses charged to earnings for the years ended December 31, 2001 and 2000 totaled $47,169 and $78,107, respectively. The provision for loan losses charged to earnings for the nine months ended September 30, 2002 and 2001 totaled $113,471 and $41,857, respectively. Although The Bank of Godfrey has only been in existence for a few years, the bank had experienced certain loan problems resulting from the lack of a strong loan administration function during its first few years. For the year ended December 31, 2001, the bank incurred net charge-offs of $10,006, compared with $1,670 incurred for the year ended December 31, 2000 (which was the bank's first charge-off since its inception). Given the bank's short period of existence, it has thus far not established a charge-off history from which to derive a required reserve level. However, new banks chartered in the State of Illinois are required to maintain a reserve for possible loan losses of at least 1% of net outstanding loans, plus a specific allocation for any identified problem loans, until such time that a history of charge-offs or a more finite allocation method can be developed. At December 31, 2001 and 2000, and September 30, 2002, The Bank of Godfrey's reserve for possible loan losses as a percentage of net outstanding loans was 1.33%, 1.17%, and 1.39%, respectively. For a more detailed presentation of asset quality and the reserve for possible loan losses, *see* "*Credit Risk Management*" below.

Noninterest Income. Total noninterest income for the year ended December 31, 2001 decreased $12,702 (14.41%) to $75,427 from the $88,129 earned for the year ended December 31, 2000. The primary reason for this decrease was the de-emphasis by The Bank of Godfrey on secondary mortgage market activities. While such services are still offered by the bank, and in fact produced revenues of $60,120 for the year ended December 31, 2001, the bank's primary lending focus has been on commercial lending to small businesses since the Fall of 2001.

Service charges on deposit accounts increased $4,183 (58.23%) to $11,366 for the year ended December 31, 2001 from the $7,183 earned for the year ended December 31, 2000, consistent with the overall growth of The Bank of Godfrey's deposit portfolio.

Total noninterest income for the nine months ended September 30, 2002, excluding security sale gains, decreased $6,617 (11.04%) to $53,317 from the $59,934 earned for the first nine months of 2001. The bank's de-emphasis on secondary mortgage market activities was the primary reason for the decrease, as the revenues produced from such activities for the nine months ended September 30, 2002 decreased $19,779 (39.81%) to $29,900 from the $49,679 produced for the first nine months of 2001. Service charges on deposit accounts for the nine months ended September 30, 2002 increased $4,586 (58.79%) to $12,387 from the $7,801 earned during the first nine months of 2001, again consistent with the overall growth of The Bank of Godfrey's deposit portfolio. Other noninterest income for the nine months ended September 30, 2002 increased $8,576 (349.47%) to $11,030 from the $2,454 earned during the first nine months of 2001, resulting from services purchased from The Bank of Godfrey's increasing customer base. The bank recorded security gains of $24,257 on sales of available-for-sale securities during the first nine months of 2002. Such security sales were the first such transactions by the bank since its inception, and resulted from the bank's need to fund a growing loan portfolio.

Total noninterest income for the three months ended September 30, 2002 increased $3,259 (31.50%) to $13,606 from the $10,347 earned during the third quarter of 2001, resulting from a larger deposit base.

Noninterest Expense. Noninterest expense increased $47,924 (7.01%) for the year ended December 31, 2001 to $731,391 from the $683,467 incurred for the year ended December 31, 2000. The primary reasons for this increase were as follows:

- Professional fees and other noninterest operating expenses increased \$41,767 (233.00%) and \$21,222 (44.21%), respectively, to \$59,693 and \$69,224, respectively, for the year ended December 31, 2001 from the \$17,926 and \$48,002, respectively, incurred in 2000. Assistance provided to The Bank of Godfrey in addressing the problems identified in the Memorandum of Understanding referred to above was the primary reason for this increase.

- Data processing expenses increased \$13,985 (29.94%) to \$60,702 for the year ended December 31, 2001, from the \$46,717 incurred in 2000, due to the overall growth of The Bank of Godfrey's customer base.

Noninterest expense increased only \$3,900 (0.72%) for the nine months ended September 30, 2002 to \$547,536 from the \$543,636 incurred for the nine months ended September 30, 2001. Noninterest expense for the three months ended September 30, 2002 increased \$11,040 (6.33%) to \$185,467 from the \$174,427 incurred during the third quarter of 2001. For both the nine month and three month comparisons, the increase in noninterest expense was primarily attributable to the overall growth of The Bank of Godfrey and expenses incurred in connection with the aforementioned Memorandum of Understanding with the banking regulators.

Income Taxes. Applicable income tax benefits recorded by The Bank of Godfrey were \$86,680 and \$90,647 for the years ended December 31, 2001 and 2000, respectively, and \$18,120 and \$63,855 for the respective three and nine-month periods ended September 30, 2001. Through December 31, 2001, The Bank of Godfrey had been recording a tax benefit of approximately 25% for all taxable losses incurred to date, with no valuation reserve applied against the resulting net deferred tax assets, in that bank management believed that future taxable income levels would be sufficient to realize the benefits of such net deferred tax assets. Beginning on January 1, 2002, The Bank of Godfrey ceased recording any further benefits, until such time that profitability was achieved. As noted above, the bank recorded its first quarterly profit for the three months ended September 30, 2002, and had pretax profits of \$37,406 for the nine months then ended. No tax expense was recorded on this pretax income, due to bank management's belief that such income will be reduced by expenses associated with the proposed merger with Reliance Bancshares to be incurred during the fourth quarter of 2002.

Financial Condition. Total assets of The Bank of Godfrey grew \$6,739,355 (41.08%) to \$23,143,488 at December 31, 2001, from \$16,404,133 at December 31, 2000. This controlled growth continued, as the bank's total assets grew an additional \$3,468,893 (14.99%) to \$26,612,381 at September 30, 2002. This growth resulted from the bank's renewed emphasis on controlled profitable growth, competitive pricing of the bank's products, a resilient River Bend economy, and an interest rate and economic environment that has provided increased liquidity to the banking system.

Total deposits of The Bank of Godfrey grew \$6,411,161 (49.26%) to \$19,426,428 at December 31, 2001, from \$13,015,267 at December 31, 2000. Total deposits grew an additional \$2,994,637 (15.42%) to \$22,421,065 at September 30, 2002. The bank's competitive pricing of deposits has resulted in this growth.

Short-term borrowings, consisting of Federal funds purchased and sweep repurchase agreements have remained stable over the periods, with balances at September 30, 2002, and December 31, 2001 and 2000 of $1,425,209, $1,029,595, and $546,571, respectively.

Total loans increased $1,874,924 (25.30%) to $9,286,370 at December 31, 2001, from $7,411,446 at December 31, 2000. Loans continued to grow in 2002, as The Bank of Godfrey added $8,151,919 (87.78%) to its loan totals during the nine months ended September 30, 2002. Bank management has emphasized the need to grow the loan portfolio to improve the bank's net interest margin, particularly with commercial loans to small businesses in the River Bend area.

Investment securities, the majority of which are maintained as available for sale, increased $5,539,606 (120.92%) to $10,120,976 at December 31, 2001, from the $4,581,370 on hand at December 31, 2000. Investment securities were reduced during the nine months ended September 30, 2002 by $3,680,001 (36.36%) to $6,440,975 at September 30, 2002. The Bank of Godfrey's emphasis on growth in the commercial loan portfolio has resulted in the proceeds from security sales, maturities and calls being reinvested in the bank's loan portfolio. Additionally, the bank's short-term investments, the vast majority of which are Federal funds sold, have steadily decreased as the bank's loan-to-deposit ratio has increased.

Although the net losses incurred since The Bank of Godfrey's inception have reduced the bank's original capital investment, the capitalization of the bank has remained well within the regulatory requirements for an Illinois state bank. Total capital at September 30, 2002, and December 31, 2001 and 2000 were $2,609,823, $2,561,181, and $2,726,183, respectively, with capital-to-asset percentages of 9.81%, 11.07%, and 16.62%, respectively. Other than the short-term borrowings discussed above, the bank had no debt outstanding at September 30, 2002.

The following table shows the condensed average balance sheets for the periods reported and the percentage of each principal category of assets, liabilities and stockholders' equity to total assets. Also shown is the average yield on each category of interest-earning assets and the average rate paid on each category of interest-bearing liabilities for each of the periods reported.

	Three Months Ended September 30, 2002			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 16,541,861	64.21%	$ 319,731	7.67%
Taxable investment securities (3)	6,226,819	24.17	76,602	4.88
Short-term investments	752,334	2.92	3,076	1.62
Total earning assets	23,521,014	91.30	399,409	6.74
Nonearning assets:				
Cash and due from banks	662,089	2.57		
Reserve for loan losses	(242,720)	(0.94)		
Fixed assets	1,161,787	4.51		
Other assets	475,201	1.84		
Available-for-sale investment market valuation	185,109	0.72		
Total nonearning assets	2,241,466	8.70		
Total assets	$ 25,762,480	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 6,234,999	24.20%	34,319	2.18%
Savings	1,569,262	6.09	8,684	2.20
Time deposits of $100,000 or more	3,659,500	14.20	28,190	3.06
Other time deposits	9,484,312	36.81	90,695	3.79
Federal funds purchased and securities sold under repurchase agreements	1,019,763	3.97	10,703	4.16
Total interest-bearing liabilities	21,967,836	85.27	172,591	3.12
Noninterest-bearing deposits	1,040,758	4.04		
Other liabilities	173,161	0.67		
Total liabilities	23,181,755	89.98		
SHAREHOLDERS' EQUITY	2,580,725	10.02		
Total liabilities and equity	$ 25,762,480	100.00%		
Net interest income			$ 226,818	
Net yield on earning assets				3.83%

(Continued)

	Three Months Ended September 30, 2001			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 7,672,214	34.56%	$ 171,759	8.88%
Taxable investment securities (3)	8,115,437	36.55	111,415	5.45
Short-term investments	4,023,615	18.12	34,733	3.42
Total earning assets	19,811,266	89.23	317,907	6.37
Nonearning assets:				
Cash and due from banks	752,551	3.39		
Reserve for loan losses	(124,511)	(0.56)		
Fixed assets	1,218,314	5.49		
Other assets	432,197	1.95		
Available-for-sale investment market valuation	111,027	0.50		
Total nonearning assets	2,389,578	10.77		
Total assets	$ 22,200,844	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 5,249,738	23.65%	49,803	3.76%
Savings	567,706	2.56	4,396	3.07
Time deposits of $100,000 or more	2,791,939	12.58	37,358	5.31
Other time deposits	8,863,990	39.92	117,687	5.27
Federal funds purchased and securities sold under repurchase agreements	1,166,912	5.25	12,469	4.24
Total interest-bearing liabilities	18,640,285	83.96	221,713	4.72
Noninterest-bearing deposits	811,460	3.66		
Other liabilities	151,411	0.68		
Total liabilities	19,603,156	88.30		
SHAREHOLDERS' EQUITY	2,597,688	11.70		
Total liabilities and equity	$ 22,200,844	100.00%		
Net interest income			$ 96,194	
Net yield on earning assets				1.93 %

(Continued)

	Nine Months Ended September 30, 2002			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 13,544,980	57.45%	$ 823,482	8.13%
Taxable investment securities (3)	7,364,623	31.24	278,720	5.06
Short-term investments	399,713	1.70	5,060	1.69
Total earning assets	21,309,316	90.39	1,107,262	6.95
Nonearning assets:				
Cash and due from banks	680,110	2.88		
Reserve for loan losses	(202,090)	(0.86)		
Fixed assets	1,166,989	4.95		
Other assets	465,964	1.98		
Available-for-sale investment market valuation	155,474	0.66		
Total nonearning assets	2,266,447	9.61		
Total assets	$ 23,575,763	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 5,945,897	25.22%	95,696	2.15%
Savings	1,466,988	6.22	24,183	2.20
Time deposits of $100,000 or more	3,329,561	14.12	85,800	3.45
Other time deposits	7,853,294	33.31	243,754	4.15
Federal funds purchased and securities sold under repurchase agreements	1,233,953	5.23	36,990	4.01
Total interest-bearing liabilities	19,829,693	84.10	486,423	3.28
Noninterest-bearing deposits	1,005,955	4.27		
Other liabilities	196,986	0.84		
Total liabilities	21,032,634	89.21		
SHAREHOLDERS' EQUITY	2,543,129	10.79		
Total liabilities and equity	$ 23,575,763	100.00%		
Net interest income			$ 620,839	
Net yield on earning assets				3.90%

(Continued)

	Nine Months Ended September 30, 2001					
		Average Balance	Percent of Total Assets		Interest Income/ Expense	Average Yield/ Rate
ASSETS						
Loans (1) (2) (3)	$	7,712,116	38.03%	$	517,237	8.97%
Taxable investment securities (3)		6,404,872	31.58		282,277	5.89
Short-term investments		3,834,446	18.91		120,619	4.21
Total earning assets		17,951,434	88.52		920,133	6.85
Nonearning assets:						
Cash and due from banks		741,096	3.65			
Reserve for loan losses		(106,814)	(0.53)			
Fixed assets		1,235,123	6.09			
Other assets		378,354	1.87			
Available-for-sale investment market valuation		81,465	0.40			
Total nonearning assets		2,329,224	11.48			
Total assets	$	20,280,658	100.00%			
LIABILITIES						
Interest-bearing liabilities:						
Interest-bearing transaction accounts	$	3,721,548	18.35%		116,847	4.20%
Savings		576,955	2.84		16,169	3.75
Time deposits of $100,000 or more		2,971,116	14.65		132,176	5.95
Other time deposits		8,548,415	42.15		376,422	5.89
Federal funds purchased and securities sold under repurchase agreements		906,833	4.48		30,242	4.46
Total interest-bearing liabilities		16,724,867	82.47		671,856	5.37
Noninterest-bearing deposits		766,981	3.78			
Other liabilities		138,250	0.68			
Total liabilities		17,630,098	86.93			
SHAREHOLDERS' EQUITY		2,650,560	13.07			
Total liabilities and equity	$	20,280,658	100.00%			
Net interest income				$	248,277	
Net yield on earning assets						1.85%

(Continued)

	Year Ended December 31, 2001			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 7,957,490	37.64%	$ 697,222	8.76%
Taxable investment securities (3)	7,207,762	34.10	403,589	5.60
Short-term investments	3,609,933	17.08	137,938	3.82
Total earning assets	18,775,185	88.82	1,238,749	6.60
Nonearning assets:				
Cash and due from banks	742,235	3.51		
Reserve for loan losses	(109,365)	(0.52)		
Fixed assets	1,225,978	5.80		
Other assets	391,658	1.85		
Available-for-sale investment market valuation	113,691	0.54		
Total nonearning assets	2,364,197	11.18		
Total assets	$ 21,139,382	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 4,221,559	19.97%	158,196	3.75%
Savings	625,238	2.96	22,174	3.55
Time deposits of $100,000 or more	3,029,626	14.33	171,378	5.66
Other time deposits	8,598,037	40.67	487,340	5.67
Federal funds purchased and securities sold under repurchase agreements	1,061,772	5.03	46,540	4.38
Total interest-bearing liabilities	17,536,232	82.96	885,628	5.05
Noninterest-bearing deposits	810,645	3.83		
Other liabilities	153,051	0.72		
Total liabilities	18,499,928	87.51		
SHAREHOLDERS' EQUITY	2,639,454	12.49		
Total liabilities and equity	$ 21,139,382	100.00%		
Net interest income			$ 353,121	
Net yield on earning assets				1.88%

(Continued)

		Year Ended December 31, 2000				
		Average Balance	Percent of Total Assets		Interest Income/ Expense	Average Yield/ Rate
ASSETS						
Loans (1) (2) (3)	$	4,943,928	42.96%	$	497,463	10.06%
Taxable investment securities (3)		3,360,234	29.20		202,202	6.02
Short-term investments		1,204,660	10.47		74,493	6.18
Total earning assets		9,508,822	82.63		774,158	8.14
Nonearning assets:						
Cash and due from banks		565,098	4.91			
Reserve for loan losses		(51,144)	(0.44)			
Fixed assets		1,279,515	11.12			
Other assets		210,874	1.83			
Available-for-sale investment market valuation		(5,497)	(0.05)			
Total nonearning assets		1,998,846	17.37			
Total assets	$	11,507,668	100.00%			
LIABILITIES						
Interest-bearing liabilities:						
Interest-bearing transaction accounts	$	1,585,099	13.77%		73,457	4.63%
Savings		325,363	2.83		11,614	3.57
Time deposits of $100,000 or more		1,659,016	14.42		109,544	6.60
Other time deposits		3,711,762	32.25		227,445	6.13
Federal funds purchased and securities sold under repurchase agreements		502,159	4.37		24,123	4.80
Total interest-bearing liabilities		7,783,399	67.64		446,183	5.73
Noninterest-bearing deposits		845,012	7.34			
Other liabilities		67,648	0.59			
Total liabilities		8,696,059	75.57			
SHAREHOLDERS' EQUITY		2,811,609	24.43			
Total liabilities and equity	$	11,507,668	100.00%			
Net interest income				$	327,975	
Net yield on earning assets						3.45%

(1) Interest includes loan fees, recorded as discussed in Note 1 to The Bank of Godfrey's financial statements.

(2) Includes nonaccrual loans for which the interest accrual thereon was discontinued for any loans on which full collectibility of principal or interest was doubtful. Subsequent interest payments received on such loans were applied to principal if there was any doubt as to the collectibility of such principal; otherwise, these receipts were recorded as interest income.

(3) Interest yields are presented on a tax-equivalent basis, as The Bank of Godfrey had no nontaxable interest income in the periods presented.

Risk Management

The Bank of Godfrey's management's objective in structuring the balance sheet is to maximize the return on average assets while minimizing the associated risks. The major risks concerning The Bank of Godfrey are credit, liquidity and interest rate risks. The following is a discussion concerning the bank's management of these risks.

Credit Risk Management. Managing risks that The Bank of Godfrey assumes in providing credit products to customers is extremely important. Credit risk management includes defining an acceptable level of risk and return, establishing appropriate polices and procedures to govern the credit process and maintaining a thorough portfolio review process.

Of equal importance in the credit risk management process are the ongoing monitoring procedures performed as part of The Bank of Godfrey's loan review process. Credit policies are examined and procedures reviewed for compliance each year. Loan personnel also continually monitor loans after disbursement in an attempt to recognize any deterioration which may occur so that appropriate corrective action can be initiated on a timely basis.

During The Bank of Godfrey's first few years of existence, its management emphasized consumer and residential real estate lending and secondary mortgage market activity, with little emphasis on commercial loans to the many small businesses located in the River Bend area. The bank's initial lending personnel did not have a strong commercial lending or loan administration background, which led to some loan underwriting problems during 2001. For the year ended December 31, 2000, The Bank of Godfrey recorded one charge-off (its first ever) for $1,670. For the year ended December 31, 2001, the bank recorded $10,006 of net charge-offs. For the nine months ended September 30, 2002, the bank has recovered $5,506 of previous charge-offs, with no further charge-offs incurred.

The Bank of Godfrey had no loans to any foreign countries at September 30, 2002, or at December 31, 2001 and 2000, nor did it have any concentration of loans to any industry on these dates, although a significant portion of the bank's loan portfolio is secured by real estate in the River Bend area. The bank has also refrained from financing speculative transactions such as highly leveraged corporate buyouts, or thinly-capitalized speculative start-up companies. Additionally, the bank had no other interest-earning assets which were considered to be risk-element assets at September 30, 2002 or December 31, 2001 and 2000.

A summary of loans by type at December 31, 2001 and 2000 is as follows:

		December 31,	
		2001	2000
Commercial:			
Real estate	$	745,758	762,413
Other		3,070,626	851,784
Real estate:			
Construction		942,221	1,311,261
Residential		3,764,519	3,744,230
Consumer		763,246	741,758
	$	9,286,370	7,411,446

Commercial real estate loans consist of loans secured by commercial property primarily located in the River Bend area, and generally represent properties used by the bank's customers in their trade or business.

Other commercial loans primarily include operating, equipment, inventory and accounts receivable financing to small and medium size businesses in the River Bend area. Such loans are generally secured by the business assets of the entity and are personally guaranteed by the principal owners thereof. While collateral value is an important element of the underwriting process, cash flow analyses and debt service capacity are considered the most critical factors.

Real estate construction loans represent an extension of The Bank of Godfrey's real estate lending activities. These loans are made on local construction projects to reputable construction companies, generally with tenants/owners already in place. The bank does not finance many speculative construction projects and, when done, are with reputable builders with strong track records and adequate net worth. Loan disbursements are typically based on actual material and labor costs incurred, with the loans being collateralized by the actual construction project property.

Residential real estate loans are predominantly made to finance single-family, owner-occupied properties in the River Bend area. Loan-to-value percentage requirements for collateral are based on the lower of the purchase price or appraisal and are normally limited to 80%, unless credit enhancements are added. Appraisals are required on all owner-occupied residential real estate loans and private mortgage insurance is required if the loan-to-value percentage exceeds 85%. These loans generally have a short duration of three years or less, with some loans repricing more frequently. Long-term, fixed rate mortgages are generally not retained in The Bank of Godfrey's loan portfolio, but rather are sold into the secondary market.

Consumer loans predominantly consist of installment loans made for the purchase of new or used cars. These loans are underwritten by The Bank of Godfrey and are secured by the underlying vehicles. The bank has no involvement with indirect dealer lending arrangements.

The Bank of Godfrey's loan portfolio contains certain risk elements which are identified in the following table, which include nonperforming loans (including loans on nonaccrual and loans contractually past due 90 days or more as to interest and principal payments):

	September 30, 2002	December 31, 2001	December 31, 2000
Nonaccrual (1) (2)	$ 35,000	$ 385,397	$ –
Accruing loans past due 90 days or more (3)	–	–	–
	$ 35,000	$ 385,397	$ –

(1) It is the policy of The Bank of Godfrey to periodically review its loans and to discontinue the accrual of interest on any loan on which full collectibility of principal or interest is doubtful. Subsequent interest payments received on such loans are applied to principal if there is any doubt as to the collectibility of such principal; otherwise, these receipts are recorded as interest income.

(2) The interest income which would have been received under original terms of nonaccrual loans for the year 2001 ended December 31, 2001 was $33,447. Interest income actually recorded on such loans for the year ended December 31, 2001 was $20,705. The Bank of Godfrey had no loans on a nonaccrual basis during the year ended December 31, 2000.

(3) Excludes loans accounted for on a nonaccrual basis.

The Bank of Godfrey's management believes that it has worked through the problem lending matters identified in 2001. For the $385,397 of nonaccrual loans that the bank had in its portfolio at December 31, 2001, the following has transpired in 2002:

- The assets for one loan in the amount of $35,000 have been repossessed by the bank subsequent to September 30, 2002. Bank management believes that the fair value of the assets repossessed should preclude any significant exposure on this credit.

- Four loans totaling $355,906 have been either paid off or the payments thereon brought current.

The Bank of Godfrey had no restructured loans at September 30, 2002, or at December 31, 2001 and 2000. In the normal course of business, the bank's practice is to consider and act upon borrowers' requests for renewal of loans at their maturity. Evaluation of such requests includes a review of the borrower's credit history, the collateral securing the loan, and the purpose of such requests. In general, loans which The Bank of Godfrey renew at maturity require payment of accrued interest, a reduction in the loan balance, and/or the pledging of additional collateral, and a potential adjustment of the interest rate to reflect changes in the economic conditions.

Potential Problem Loans. As of December 31, 2001, ten loans with a total principal balance of $2,048,978 were identified by management as having possible credit problems that raise doubts as to the ability of the borrower to comply with the current repayment terms. While such borrowers continued to meet all of the terms of the applicable loan agreements, and such loans are generally well-collateralized, the borrowers' financial condition has caused management of The Bank of Godfrey to believe that such loans may result in reclassification at some future time as nonaccrual, past due or restructured loans.

At September 30, 2002, and December 31, 2001 and 2000, the reserve for possible loan losses was $242,720, $123,743, and $86,580, respectively, or 1.39%, 1.33%, and 1.17% of net outstanding loans, respectively. The following table summarizes The Bank of Godfrey's loan loss experience for the years ended December 31, 2001 and 2000. Bank management believes that the underwriting and review process implemented during 2001 and 2002 will allow for continued maintenance of adequate asset quality, requiring only a minimum reserve for exposure therein.

	Year Ended December 31,	
	2001	2000
Average loans outstanding	$7,957,490	$ 4,943,928
Reserve at beginning of year	$ 86,580	$ 10,143
Provision for possible loan losses	47,169	78,107
	133,749	88,250
Charge-offs:		
Commercial loans:		
Real estate	–	–
Other	(9,399)	–
Real estate:		
Construction	–	–
Residential	–	–
Consumer	(6,176)	(1,670)
Total charge-offs	(15,575)	(1,670)
Recoveries:		
Commercial loans:		
Real estate	–	–
Other	3,899	–
Real estate:		
Construction	–	–
Residential	–	–
Consumer	1,670	–
Total recoveries	5,569	–
Reserve at end of year	$ 123,743	$ 86,580
Net charge-offs to average loans	0.13%	0.03%
Ending reserve to net outstanding loans at end of year	1.33%	1.17%

In determining an adequate balance in the reserve for possible loan losses, The Bank of Godfrey's management places its emphasis as follows: evaluation of the loan portfolio with regard to potential future exposure on loans to specific customers and industries, including an outsourced loan review function; reevaluation of each nonperforming loan or loan classified by supervisory authorities; and an overall review of the remaining portfolio in light of past loan loss experience. Any problems or loss exposure estimated in these categories was provided for in the total current period reserve. Given the lack of charge-off history experienced by The Bank of Godfrey in its early existence, this portfolio analysis has resulted in a computed reserve level much lower than that mandated for new banks by the banking regulators. As noted previously, new banks chartered in Illinois must maintain a reserve for possible loan losses of at least 1% of net outstanding loans, plus any specific reserves for identified problem loans, for the first several years of their existence.

Management views the reserve for possible loan losses as being adequate for all potential or presently unidentifiable loan losses which may occur in the future. The risk of future losses that is inherent in the loan portfolio is not precisely attributable to a particular loan or category of loans. Based on its review for adequacy, management has estimated those portions of the reserve that could be attributable to major categories of loans as detailed in the following table at December 31, 2001 and 2000, which equates to a 1% reserve allocated across all loan categories, plus specific reserves allocated for problem loans:

		2001			2000	
		Amount	Categories % of Total Loans		Amount	Categories % of Total Loans
Reserve allocation:						
Commercial:						
Real estate	$	7,458	8.03%	$	7,624	10.29%
Other		30,706	33.06		8,518	11.49
Real estate:						
Construction		9,442	10.15		13,113	17.69
Residential		37,645	40.54		37,442	50.52
Consumer		7,632	8.22		7,418	10.01
Unallocated		30,860	–		12,465	–
	$	123,743	100.00%	$	86,580	100.00%

Allocations estimated for the loan categories do not specifically represent that loan charge-offs of that magnitude will be experienced in each of the respective categories. The allocation does not restrict future loan losses attributable to a particular category of loans from being absorbed either by the portion of the reserve attributable to other categories or by an unallocated portion of the reserve. The risk factors considered when determining the overall level of the reserve are the same when estimating the allocation by major category, as specified in the reserve summary.

The Bank of Godfrey does not anticipate any significant charge-offs to be incurred in 2002, and anticipates continuing to provide for a reserve for possible loan losses of at least 1% of net outstanding loans, plus any identified exposure for particular problem credits.

Liquidity and Rate Sensitivity Management. Management of rate-sensitive interest-earning assets and interest-bearing liabilities remains a key to The Bank of Godfrey attaining consistent profitability. The operations of The Bank of Godfrey are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the bank's interest-earning assets and the amount of interest-bearing liabilities that are prepaid or withdrawn, mature or reprice in specified periods. The principal objective of the bank's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the bank. The Bank of Godfrey utilizes gap analyses as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each quarter. The Bank of Godfrey's management also monitors, on a quarterly basis the variability of earnings and fair value of equity in various interest rate environments. Bank management evaluates the bank's risk position to determine whether the level of exposure is significant enough to hedge a potential decline in earnings and value or whether the bank can safely increase risk to enhance returns.

Liquidity is a measurement of The Bank of Godfrey's ability to meet the borrowing needs and the deposit withdrawal requirements of its customers. The composition of assets and liabilities is actively managed to maintain the appropriate level of liquidity in the balance sheet. Management is guided by regularly-reviewed policies when determining the appropriate portion of total assets which should be comprised of readily-marketable assets available to meet conditions that are reasonably expected to occur.

Liquidity is primarily provided to The Bank of Godfrey through earning assets, including Federal funds sold and maturities and principal payments in the investment portfolio. Secondary sources of liquidity available to The Bank of Godfrey include sale of securities included in the available-for-sale category (with a carrying value of $5,892,458 at September 30, 2002), and a Federal funds borrowing capability through an unaffiliated financial institution. Additionally, maturing loans also provide liquidity on an ongoing basis. Accordingly, The Bank of Godfrey's management believes the bank has the liquidity necessary to meet unexpected deposit withdrawal requirements or increases in loan demand.

The level of The Bank of Godfrey's earning assets will fluctuate with changes in the bank's deposit portfolio and demand for loans in the market in which the bank operates. Management of The Bank of Godfrey knows of no trends, events, or uncertainties that have or are reasonably likely to have a material impact on the bank's short-term or long-term liquidity. With the current low interest rate environment and depressed equity markets, more funds are available within the banking system in the form of increased deposits, as funds are invested by customers seeking a "safe haven" from the lower prices presently prevailing in the stock market. The Bank of Godfrey has been competitive in pricing its deposits in the market in which it operates, and deposits have been available to fund the growth in the bank's loan portfolio, without resorting to funding sources such as "brokered deposits." On a longer-term basis, when interest rates eventually rise, and the stock market recovers from its present depressed position, The Bank of Godfrey will need to remain competitive in the pricing of its deposits to maintain an adequate level of liquidity. Additionally, as interest rates rise, the positive valuation of the bank's available-for-sale investment portfolio is likely to decline from its present high level, which may make it less likely that the bank would want to sell securities as a means of increasing liquidity.

The asset/liability management process, which involves structuring the balance sheet to allow approximately equal amounts of assets and liabilities to reprice at the same time, is a dynamic process essential to minimize the effect of fluctuating interest rates on net interest income. The following table reflects The Bank of Godfrey's interest rate gap (rate-sensitive assets minus rate-sensitive liabilities) analysis as of December 31, 2001, individually and cumulatively, through various time horizons:

	Remaining Maturity if Fixed Rate; Earliest Possible Repricing Interval if Floating Rate				
	3 months or less	Over 3 months through 12 months	Over 1 year through 5 years	Over 5 years	Total
Interest-earning assets:					
Loans	$ 1,268	$ 1,376	$ 5,536	$ 1,106	$ 9,286
Investment securities, at amortized cost	503	2,666	6,088	693	9,950
Other interest-earning assets	1,271	–	–	–	1,271
Total interest-earnings assets	$ 3,042	$ 4,042	$ 11,624	$ 1,799	$ 20,507
Interest-bearing liabilities:					
Savings, and interest bearing transaction accounts	$ 7,337	$ –	$ –	$ –	$ 7,337
Time certificates of deposit of $100,000 or more	421	2,093	553	–	3,067
All other time deposits	2,603	3,868	1,674	–	8,145
Nondeposit interest-bearing liabilities	1,030	–	–	–	1,030
Total interest-bearing liabilities	$ 11,391	$ 5,961	$ 2,227	$ –	$ 19,579
Gap by period	$ (8,349)	$ (1,919)	$ 9,397	$ 1,799	$ 928
Cumulative gap	$ (8,349)	$ (10,268)	$ (871)	$ 928	$ 928
Ratio of interest-sensitive assets to interest-sensitive liabilities	0.27x	0.68x	5.22x	N/A	1.05x
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	0.27x	0.41x	0.96x	1.05x	1.05x

A gap report is used by The Bank of Godfrey's management to review any significant mismatch between the repricing points of the bank's rate sensitive assets and liabilities in certain time horizons. A negative gap indicates that more liabilities reprice in that particular time frame and, if rates rise, these liabilities will reprice faster than the assets. A positive gap would indicate the opposite. Bank management has set policy limits specifying acceptable levels of interest rate risk as measured by the gap report. Gap reports can be misleading in that they capture only the repricing timing within the balance sheet, and fail to capture other significant risks such as basis risk and embedded options risk. Basis risk involves the potential for the spread relationship between rates to change under different rate environments and embedded options risk related to the potential for the alteration of the level and/or timing of cash flows given changes in rates. As indicated in the above table, The Bank of Godfrey operates on a short-term basis similar to most other financial institutions, as its liabilities, with savings and interest-bearing transaction accounts included, could reprice more quickly than its assets. However, the process of asset/liability management in a financial institution is dynamic. Bank management believes its current asset/liability management program will allow adequate reaction time for trends in the marketplace as they occur, allowing maintenance of adequate net interest margins. The following table reflects The Bank's of Godfrey's interest rate gap (rate sensitive assets minus rate sensitive liabilities) analysis as of September 30, 2002, individually and cumulatively, through various time horizons (in thousands of dollars):

	Remaining Maturity if Fixed Rate; Earliest Possible Repricing Interval if Floating Rate				
	3 months or less	Over 3 months through 12 months	Over 1 year through 5 years	Over 5 years	Total
Interest-earning assets					
Loans	$ 1,433	$ 4,249	$ 10,760	$ 996	$ 17,438
Investment securities, at amortized cost	250	1,892	3,981	265	6,388
Other interest-earning assets	436	–	–	–	436
Total interest-earnings assets	$ 2,119	$ 6,141	$ 14,741	$ 1,261	$ 24,262
Interest-bearing liabilities					
Savings, and interest bearing transaction accounts	$ 7,748	$ –	$ –	$ –	$ 7,748
Time certificates of deposit of $100,000 or more	1,100	1,285	915	–	3,300
All other time deposits	1,212	2,936	6,080	–	10,228
Nondeposit interest-bearing liabilities	1,425	–	–	–	1,425
Total interest-bearing liabilities	$ 11,485	$ 4,221	$ 6,995	$ –	$ 22,701
Gap by period	$ (9,366)	$ 1,920	$ 7,746	$ 1,261	$ 1,561
Cumulative gap	$ (9,366)	$ (7,446)	$ 300	$ 1,561	$ 1,561
Ratio of interest-sensitive assets to interest-sensitive liabilities	0.18x	1.45x	2.11x	N/A	1.07x
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	0.18x	0.53x	1.01x	1.07x	1.07x

The Bank of Godfrey's management also uses fair market value of equity analyses to help identify longer-term risk that may be included on the current balance sheet. The fair market value of equity is represented by the present value of all future income streams generated by the current balance sheet. The bank measures the fair market value of equity as the net present value of all asset and liability cash flows discounted at forward rates suggested by the current Treasury curve plus appropriate credit spreads. This representation of the change in the fair market value of equity under different rate scenarios gives insight into the magnitude of risk to future earnings due to rate changes. Management has set policy limits relating to declines in the market value of equity. The results of these analyses at September 30, 2002 indicate that The Bank of Godfrey's fair market value of equity would decrease 4.94% from an immediate and sustained parallel increase in interest rates of 100 basis points and increase 6.65% from a corresponding decrease in interest rates.

Following is a more detailed analysis of the maturity and interest rate sensitivity of The Bank of Godfrey's loan portfolio at December 31, 2001:

	One year or less	Over One Through Five Years	Over Five Years	Total
Commercial:				
Real estate	$ –	$ 730,286	$ 15,472	$ 745,758
Other	808,573	2,127,292	134,761	3,070,626
Real estate:				
Construction	928,038	14,183	–	942,221
Residential	157,800	2,574,158	1,032,561	3,764,519
Consumer	404,498	336,980	21,768	763,246
	$ 2,298,909	$ 5,782,899	$ 1,204,562	$ 9,286,370

For all commercial and constructions loans maturing or repricing beyond the one year time frame at December 31, 2001, following is a breakdown of such loans into fixed and floating rates.

	Fixed Rate	Floating Rate	Total
Due after one but within five years	$ 2,624,810	$ 246,951	$ 2,871,761
Due after five years	51,930	98,303	150,233
	$ 2,676,740	$ 345,254	$ 3,021,994

The investment portfolio is closely monitored to assure that The Bank of Godfrey has no unreasonable concentration of securities in the obligations of any single debtor. Other than U.S. Treasury or government agency securities, The Bank of Godfrey maintains no concentration of investments in any one political subdivision greater than 10% of its total portfolio.

The book values and estimated market values of The Bank of Godfrey's debt and equity securities at December 31, 2001 and 2000 are summarized in the following table:

	2001		2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Available-for-sale				
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 8,604,441	$ 8,775,110	$ 2,660,453	$ 2,683,845
Equity securities	51,400	51,400	13,000	13,000
	$ 8,655,841	$ 8,826,510	$ 2,673,453	$ 2,696,845
Held-to-maturity				
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 1,294,466	$ 1,329,438	$ 1,884,525	$ 1,896,769

The following table summarizes the maturity and yield information on The Bank of Godfrey's investment portfolio at December 31, 2001:

		Amortized Cost	Weighted Average Tax-Equivalent Yield
Available-for-sale			
U.S. Government and U.S. agencies and corporations:			
0 to 1 year	$	2,169,512	4.67%
1 to 5 years		5,792,529	4.93
5 to 10 years		642,400	3.63
Over 10 years		–	–
Total	$	8,604,441	4.77
Equity and mortgage-backed securities - no stated maturity	$	51,400	6.00%
Held-to-maturity			
0 to 1 year	$	998,732	6.14%
1 to 5 years		295,734	6.96
5 to 10 years		–	–
Over 10 years		–	–
Total	$	1,294,466	6.32
Combined available-for-sale and held-to-maturity:			
0 to 1 year	$	3,168,244	5.13%
1 to 5 years		6,088,263	5.03
5 to 10 years		642,400	3.63
Over 10 years		–	–
No stated maturity		51,400	6.00
Total	$	9,950,307	4.98

NOTE: The Bank of Godfrey held no nontaxable investment securities at December 31, 2001.

The Bank of Godfrey's primary source of liquidity to fund growth is ultimately the generation of new deposits. The following table shows the average daily amount of deposits and the average rate paid on each type of deposit for the years ended December 31, 2001 and 2000:

	Years Ended December 31,			
	2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	$ 810,645	– %	$ 845,012	– %
Interest-bearing transaction accounts	4,221,559	3.75	1,585,099	4.63
Savings deposits	625,238	3.55	325,363	3.57
Time deposits of $100,000 or more	3,029,626	5.66	1,659,016	6.60
All other time deposits	8,598,037	5.67	3,711,762	6.13
	$ 17,285,105	4.85	$ 8,126,252	5.19

The following table shows the maturity of time deposits of $100,000 or more at December 31, 2001:

Maturity		Total
Three months or less	$	420,842
Three to six months		1,444,431
Six to twelve months		648,671
Over twelve months		552,978
	$	3,066,922

Capital Adequacy. The Federal Reserve Board and the FDIC established risk-based capital guidelines for banks, which require banks to maintain minimum levels of "Tier 1 Capital" and "Total Capital." Tier 1 Capital consists of common and qualifying preferred stockholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% of investments in unconsolidated subsidiaries. Total Capital consists of, in addition to Tier 1 Capital, mandatory convertible debt, preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt and a portion of the reserve for possible loan losses, less the remaining 50% of qualifying total capital. Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-and off-balance sheet exposures. The minimum required ratio for qualifying Total Capital is 8%, of which at least 4% must consist of Tier 1 Capital.

In addition, Federal Reserve and FDIC guidelines require banks to maintain a minimum ratio of Tier 1 Capital to average total assets (net of goodwill). The regulatory guidelines state that all of these capital ratios constitute the minimum requirements for the most highly-rated banking organizations, and other banking organizations are expected to maintain capital at higher levels.

As of December 31, 2001 and September 30, 2002, The Bank of Godfrey was in compliance with the Tier 1 Capital ratio requirement and all other applicable regulatory capital requirements, as calculated in accordance with risk-based capital guidelines. The Bank's Tier 1, Total Capital, and Leverage Ratios were 19.31%, 20.38%, and 9.70%, respectively, at December 31, 2001, and 13.91%, 15.17%, and 8.87%, respectively, at September 30, 2002.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depend on whether the institution in question is "well capitalized," "adequately capitalized,' "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," which are defined by the regulators as follows:

	Minimum Capital Ratios		
	Total Risk-Based Ratio	Tier 1 Risk-Based Ratio	Tier 2 Leverage Ratio
Well capitalized	10%	6%	5%
Adequately capitalized	8	4	4
Undercapitalized	<8	<4	<4
Significantly undercapitalized	<6	<3	<3
Critically undercapitalized	*	*	*

* A critically undercapitalized institution is defined as having a tangible equity to total assets ratio of 2% or less.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver of the institution. The capital category of an institution also determines in part the amount of the premium assessed against the institution for FDIC insurance. At September 30, 2002 and December 31, 2001, The Bank of Godfrey was considered "well capitalized."

Accounting Pronouncements

Several accounting rule changes that will or have gone into effect recently, as promulgated by the Financial Accounting Standards Board (the FASB), will have an effect on The Bank of Godfrey's financial reporting process. These accounting rule changes, issued in the form of Financial Accounting Standards, include the following:

- In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which established standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed certain issues causing implementation difficulties. The Bank of Godfrey has adopted FAS 133, as amended, effective January 1, 2001, with no significant effect to the bank's financial position or results of operations.

- In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations (FAS 141)," and No. 142, "Goodwill and Other Intangible Assets (FAS 142)." FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement. FAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment, similar to other long-lived assets. FAS 141 became effective on July 1, 2001 and FAS 142 became effective on January 1, 2002. These statements will become applicable to The Bank of Godfrey upon the closing of its planned merger with Reliance Bancshares

- In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)." FAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. The provisions of FAS 144 became effective for fiscal years beginning after December 15, 2001. Adoption of FAS 144 resulted in no material effect on the bank's financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of the financial instruments of The Bank of Godfrey, *see "— Liquidity and Rate Sensitivity Management*" within this "THE BANK OF GODFREY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" section.

Effects of Inflation

Persistent high rates of inflation can have a significant effect on the reported financial condition and results of operations of all industries. However, the asset and liability structure of a financial institution is substantially different from that of an industrial company, in that virtually all assets and liabilities of a financial institution are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a bank financial institution's performance. Interest rates do not necessarily move in the same direction, or in the same magnitude, as the prices of other goods and services.

Inflation, however, does have an important impact on the growth of total assets in the banking industry, often resulting in a need to increase equity capital at higher than normal rates to maintain an appropriate equity-to-assets ratio. One of the most important effects that inflation has had on the banking industry has been to reduce the proportion of earnings paid out in the form of dividends.

Although it is obvious that inflation affects the growth of total assets, it is difficult to measure the impact precisely. Only new assets acquired each year are directly affected, so a simple adjustment of asset totals by use of an inflation index is not meaningful. The results of operations also have been affected by inflation, but again there is no simple way to measure the effect on the various categories of income and expense.

Interest rates in particular are significantly affected by inflation, but neither the timing nor the magnitude of the changes coincide with changes in the consumer price index. Additionally, changes in interest rates on some types of consumer deposits may be delayed. These factors, in turn, affect the composition of sources of funds by reducing the growth of deposits that are less interest sensitive and increasing the need for funds that are more interest sensitive.

Critical Accounting Policies

The Bank of Godfrey has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the bank's financial statements. The significant accounting policies of the bank are described in the footnotes to the financial statements included elsewhere herein. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the bank.

The bank believes the maintenance of an adequate reserve for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of its financial statements. *See* "THE BANK OF GODFREY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION — *Credit Risk Management*" and Note 1 to The Bank of Godfrey's financial statements for a detailed description of the bank's estimation process and methodology related to the reserve for possible loan losses.

Forward-Looking Statements

Certain statements in this "THE BANK OF GODFREY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" section and throughout this Proxy Statement/Offering Circular that relate to the plans, objectives or future performances of The Bank of Godfrey may be deemed to be forward-looking statements. Such statements are based on The Bank of Godfrey's current management expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties, including the effect that changes in interest rates and costs of funds may have on The Bank of Godfrey's earnings and assets, the level of loan defaults and delinquencies, changes in government regulation, and the degree and nature of competition and affecting the bank's business and prospects.

INFORMATION ABOUT RELIANCE BANCSHARES

Reliance Bancshares is a bank holding company that was incorporated on July 24, 1998 for the purpose of forming and owning Reliance Bank and obtaining a Missouri state banking charter for Reliance Bank. Reliance Bancshares' business address is 11781 Manchester Road, Des Peres, Missouri 63131 and its telephone number is (314) 965-5300.

Reliance Bancshares immediately began its development stage activities which included organizing Reliance Bank as its wholly-owned subsidiary, applying for a banking charter from the state of Missouri, raising capital, acquiring property, and developing policies and procedures for the operation of the bank. These activities culminated in the opening of Reliance Bank on April 16, 1999 (following receipt of all regulatory approvals).

Reliance Bancshares organized Reliance Bank to be a customer-friendly community bank that provides banking services to construction companies, closely-held businesses, their owners, professionals and individuals located in St. Louis County, Missouri, a high growth, demographically attractive area within the greater St. Louis Metropolitan Area. Reliance Bancshares also wanted to form a bank that was able to respond quickly through its local decision-making personnel with products and services to meet their needs. A community bank is one in which the bank's board of directors is comprised primarily of individuals who reside in the communities served by the bank with an emphasis is placed on serving the needs of the local communities.

Reliance Bank is supported by state-of-the-art data processing provided by outside vendors which enables it to offer a full range of Internet banking services. Reliance Bancshares plans to expand and offer its services in other parts of the greater St. Louis Metropolitan Area. Reliance Bancshares' strategy has been to take advantage of the current and anticipated growth in its market area as well as to serve the needs of small and mid-sized commercial borrowers -- customers that Reliance Bancshares believes currently are underserved as a result of banking consolidation in the industry generally and within its market specifically.

Reliance Bank's principal banking office and telephone number are the same as that of Reliance Bancshares. Des Peres, Missouri is a small suburb located in West St. Louis County, Missouri. On February 1, 2001, Reliance Bank opened a temporary branch in Hazelwood, Missouri and on October 13, 2001 it moved that office to a permanent branch at 1001 Howdershell Road in Hazelwood. Hazelwood, Missouri is a suburb of St. Louis, Missouri located in Northwest St. Louis County. On September 23, 2002, Reliance Bank opened a loan production office in Oakville, Missouri.

Reliance Bank's lending activities focus on commercial, real estate and consumer loans and installment loans, home mortgage services, checking, savings, money market and time deposit accounts and certificates of deposit, and cash management services. As of September 30, 2002, Reliance Bancshares' consolidated total assets were $197,536,551, net loans were $102,547,830, deposits were $155,533,575 and shareholders' equity was $25,257,659. Reliance Bank's lending strategy involves the identification, development and maintenance of diversified lines of business which provide acceptable returns on a risk-adjusted basis.

Reliance Bancshares and Reliance Bank also seek to develop lines of business which diversify its revenue sources, increase its non-interest income and offer additional value-added services to its customers.

In addition to fees generated in conjunction with Reliance Bank's lending activities, Reliance Bank derives non-interest income by providing mortgage origination services, deposit and cash management services, investment brokerage services, debit cards, safe deposit boxes, drive-up windows, ATM and internet banking services.

Reliance Bank's Market Area

The income levels and growth rate of St. Louis County compare favorably to national averages. According to the 2002 St. Louis County Fact Book, available online at http://www.co.st-louis.mo.us/plan/factbook2002/, St. Louis County is the largest county in Missouri and has the highest per capita income in Missouri.

St. Louis County is also a significant banking market in the State of Missouri and in the greater St Louis Metropolitan Area. As of June 30, 2002, total deposits in St. Louis County, including those of banks, thrifts and credit unions, were approximately $19.984 billion, which represented 24% of total deposits in the State of Missouri and 49% of total deposits in the greater St. Louis Metropolitan Area. This information was derived from industry data compiled by the FDIC and which is available online at http://www3.fdic.gov/sod/index.asp.

Lending Activities

Overview. Reliance Bank's principal loan categories include commercial, commercial real estate, construction, leasing and residential mortgages. Reliance Bank also offers a variety of consumer loans. Reliance Bank's primary source of income is interest earned on its loan portfolio. As of September 30, 2002, Reliance Bank's loans represented approximately 52.5% of its total assets. Reliance Bank's legal lending limit to any one borrower was $4.2 million at September 30, 2002, and its largest single borrower as of that date had outstanding loans of $2.3 million.

Reliance Bank has been successful in expanding its loan portfolio because of the commitment of its staff and the economic growth in its market area. Reliance Bank's staff has significant experience in lending and has been successful in offering its products to potential customers and existing customers. Reliance Bank believes that it has been successful in retaining its customers because of its staff's attentiveness to the financial needs of its customers and the development of personal relationships with them. Reliance Bank strives to become a strategic business partner with its customers, not just a source of funds.

Reliance Bank conducts its lending activities pursuant to the loan policies adopted by its Board of Directors. These policies currently require the approval of Reliance Bank's loan committee of all commercial credits in excess of $250,000 and all real estate credits in excess of $250,000. Credits up to $250,000 on commercial loans and $250,000 on real estate loans can be approved by the President. Reliance Bank's management information systems and loan review policies are designed to monitor lending sufficiently to ensure adherence to its loan policies. The following table shows the composition of Reliance Bank's loan portfolio at September 30, 2002.

	As of September 30, 2002	
	Amount	Percent
	(in thousands of dollars)	
Commercial real estate	$ 32,077	30.97%
Residential real estate	31,290	30.21%
Commercial	32,620	31.49%
Consumer	1,512	1.46%
Construction	6,099	5.89%
Total loans, net of deferred loan fees and costs	$103,598	100.00%

Loan Portfolio

Commercial Loans. As of September 30, 2002, approximately $32.6 million, or 31.49%, of Reliance Bank's loans represented commercial loans. Reliance Bank has developed a strong reputation in the servicing of small business and commercial loans. Reliance Bank has expanded this portfolio through the addition of commercial lending staff, their business development efforts and as a result of Reliance Bank's reputation. Commercial loans have historically been a significant portion of its loan portfolio and Reliance Bank expects to continue its emphasis on this loan category.

Reliance Bank's commercial lending activities historically have been directed to small and medium-sized companies in the greater St. Louis Metropolitan Area, focusing on St. Louis County, Missouri, with annual sales of between $1 and $20 million. Reliance Bank's commercial customers are primarily firms engaged in manufacturing, service, retail, construction, distribution and sales with significant operations in its market area. Reliance Bank's commercial loans are primarily secured by real estate, accounts receivable, leases of equipment, inventory and equipment, and the bank generally seeks to obtain personal guarantees for its commercial loans. As of September 30, 2002, approximately 90% of the number of its commercial loans had outstanding balances in excess of $250,000, and these loans accounted for 27.87% of the total carrying value of its commercial loan portfolio. Reliance Bank primarily underwrites its commercial loans on the basis of the borrowers' cash flow and ability to service the debt, as well as the value of any underlying collateral and the financial strength of any guarantors.

Commercial lending is subject to risks specific to the business of each borrower. In order to address these risks, Reliance Bank seeks to understand the business of each borrower, places appropriate value on any personal guarantee or collateral pledged to secure the loan, and structures the loan amortization to maintain the value of any collateral during the term of the loan.

Commercial Real Estate Loans. Reliance Bank also makes loans to provide permanent financing for retail and office buildings, multi-family buildings and churches. As of September 30, 2002, approximately $32.1 million, or 30.97%, of Reliance Bank's loan portfolio represented commercial real estate mortgage loans. Reliance Bank's commercial real estate mortgage loans are underwritten on the basis of the appraised value of the property, the cash flow of the underlying property, and the financial strength of any guarantors.

Risks inherent in commercial real estate lending are related to the market value of the property taken as collateral, the underlying cash flows and documentation. Commercial real estate lending involves more risk than residential lending because loan balances may be greater and repayment is dependent on the borrowers' operations. Reliance Bank attempts to mitigate these risks by carefully assessing property values, investigating the source of cash flow servicing the loan on the property, and adhering to its loan documentation policy.

Construction Loans. Reliance Bank's construction loans include loans to developers, home building contractors and other companies and consumers for the construction of single family homes, land development, and commercial buildings, such as retail and office buildings and multi-family properties. As of September 30, 2002, approximately $6.1 million, or 5.89%, of Reliance Bank's loan portfolio represented real estate construction loans. The builder and developer loan portfolio has been a consistent and profitable component of Reliance Bank's loan portfolio over its three-year history. Reliance Bank attributes this success to its availability and prompt service. Reliance Bank's experience and reputation in this area have enabled it to focus on relationships with a smaller number of larger builders. Reliance Bank's focus on larger and more established builders has permitted it to increase the total value of its real estate construction portfolio. Construction loans are made to qualified builders to build houses to be sold following construction, pre-sold houses and model houses. These loans are generally underwritten based upon several factors, including the experience and current financial condition of the borrowing entity, amount of the loan to appraised value, and general conditions of the housing market. Construction loans are also made to individuals for whom houses are being constructed by builders with whom the bank has an existing relationship. Those loans are made on the basis of the individual's financial condition, the loan to value ratio, the reputation of the builder, and whether the individual will be pre-qualified for permanent financing.

Risks related to construction lending include assessment of the market for the finished product, reasonableness of the construction budget, ability of the borrower to fund cost overruns, and the borrower's ability to liquidate and repay the loan at a point when the loan-to-value ratio is the greatest. Reliance Bank seeks to manage these risks by, among other things, ensuring that the collateral value of the property throughout the construction process does not fall below acceptable levels, ensuring that funds disbursed are within parameters set by the original construction budget, and properly documenting each construction draw.

Residential Mortgage Loans. Reliance Bank's residential mortgage loan portfolio consists primarily of first and second mortgage loans on residential properties. As of September 30, 2002, $31.3 million, or 30.21%, of Reliance Bank's loan portfolio represented residential mortgage loans. The terms of these loans typically include 2-5 year balloon payments based on a 15 to 30 year amortization, and accrue interest at a fixed or variable rate. Due to interest rate risk considerations, Reliance Bank generally sells its fixed rate residential mortgage loans in the secondary market. By offering these products, Reliance Bank can offer credit to individuals who are self-employed or have significant income from partnerships or investments, who are often unable to satisfy the underwriting criteria permitting the sale of their mortgages into the secondary market.

Through the first nine months of 2002, Reliance Bank originated approximately $11.3 million of residential mortgage loans, of which it sold approximately $6.8 million, or 60%, in the secondary market. Reliance Bank originates conventional first mortgage loans through referrals from real estate brokers, builders, developers, prior customers and media advertising. The origination of a mortgage loan from the date of initial application through closing normally takes 15 to 60 days. Reliance Bank acquires forward commitments from investors on mortgage loans that it intends to sell into the secondary market to reduce market risk on mortgage loans in the process of origination and those held for sale.

Reliance Bank's mortgage loan credit review process is consistent with the standards set by traditional secondary market sources. Reliance Bank reviews appraised value and debt service ratios, and it gathers data during the underwriting process in accordance with various laws and regulations governing real estate lending. Loans originated by Reliance Bank are sold with servicing released to increase current income and reduce the costs associated with retaining servicing rights. Commitments are obtained from the appropriate investor on a loan-by-loan basis on a 30, 45 or 60-day delivery commitment. Interest rates are committed to the borrower when a rate commitment is obtained from the investor. Loans are funded by Reliance Bank and purchased by the investor within 30 days following closing, pursuant to commitments obtained at the time of origination. Reliance Bank sells conventional conforming loans and all loans that are non-conforming as to credit quality to secondary market investors for cash on a non-recourse basis. Consequently, foreclosure losses on all sold loans are generally the responsibility of the investor and not that of the bank.

As with other loans to individuals, the risks related to residential mortgage loans include primarily the value of the underlying property and the financial strength and employment stability of the borrower. Reliance Bank attempts to manage these risks by performing a pre-funding underwriting that consists of the verification of employment and utilizes a detailed checklist of loan qualification requirements, including the source and amount of down payments, bank accounts, existing debt and overall credit.

Consumer and other loans. As of September 30, 2002, Reliance Bank's consumer and other loans totaled $1.5 million, or 1.46%, of its total loan portfolio. A substantial part of this amount consisted of installment loans to individuals in Reliance Bank's market area. Installment lending offered directly by Reliance Bank in its market area includes automobile loans, recreational vehicle loans, home improvement loans and unsecured lines of credit and other loans to professionals, people employed in education, industry and government, as well as retired individuals and others.

Reliance Bank's consumer and other loans are underwritten based on the borrower's income, current debt, past credit history and collateral.

Consumer loans are subject to the same risks as other loans to individuals, including the financial strength and employment stability of the borrower. In addition, many consumer loans are subject to the additional risk that the loan is not secured by collateral. For some of the loans that are secured, the underlying collateral may be rapidly depreciating and may not be providing an adequate source of repayment if Reliance Bank is required to repossess the collateral. Reliance Bank attempts to mitigate these risks by requiring a down payment and carefully verifying and documenting the borrower's credit quality, employment stability, and monthly income.

Investment Activities

The objectives of Reliance Bank's investment policy are to:

- secure the safety of principal;
- provide adequate liquidity;
- provide securities for use in pledging for public funds or repurchase agreements; and
- maximize after-tax income consistent with serving the bank's customers' needs.

Reliance Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States, and mortgage-backed securities issued by United States government agencies. Reliance Bank also invests from time to time in corporate debt or other securities as permitted by its investment policy. In addition, Reliance Bank enters into federal funds transactions with Reliance Bank's principal correspondent banks, and depending on Reliance Bank's liquidity position, acts as a net seller or purchaser of these funds. The sale of federal funds is effectively short-term loans from Reliance Bank to other banks, while conversely, the purchase of federal funds is effectively short-term loans from other banks to Reliance Bank.

Reliance Bank's investment accounts also include an equity investment in the Federal Home Loan Bank of Des Moines ("FHLB"). Reliance Bank's FHLB investment qualifies the bank to use the services therefrom, and provides the bank with an additional source of liquidity. Reliance Bank's investment in FHLB stock was $383,000 at September 30, 2002. *See* "RELIANCE BANCSHARES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – Results of Operations."

Deposit Services

The principal sources of funds for Reliance Bank are core deposits from the local market areas surrounding the bank's offices, including demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit. Transaction accounts include interest-bearing and non-interest-bearing accounts, which provide Reliance Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Although commercial checking accounts do not earn interest, many of them receive an earnings credit on their average balance to offset the cost of other services provided by Reliance Bank. The bank also offers short-term investment accounts. Reliance Bank's money market account is a daily access account that bears a higher rate than a personal interest-bearing checking account and allows for limited check-writing ability. Reliance Bank believes that the trade-off to depositors between higher interest rates, but more limited access to withdrawals has proven to be an attractive product in its market area and provides the bank with a more attractive source of funds than other alternatives such as Federal Home Loan Bank borrowings, as it provides the bank with the potential to cross-sell additional services to these account holders. Time and savings accounts provide a relatively stable and low cost source of funding. In pricing deposit rates, management considers profitability, the matching of term lengths with assets, the attractiveness to customers and rates offered by Reliance Bank's competitors.

Competition

Reliance Bank will encounter substantial competition from banks and other financial institutions located in the greater St. Louis Metropolitan Area. The most intense competition is presented by banks owned by large bank holding companies, as well as several other community banks that have opened within the last ten years. Competition in the area to be served by the principal banking office in Des Peres comes primarily from thirteen other banks and four credit unions at twenty-two (22) locations which are located within about a three mile radius of the center of the primary service area of Reliance Bank's principal banking office. There are nine banks at ten locations within about a three mile radius of the Hazelwood location. Of these twenty-six financial institutions with multiple locations, there are no main banking offices of any of such institutions within this three-mile radius.

The commercial banks operating in Reliance Bank's primary market area, the St. Louis Metropolitan Area, are mainly owned by larger regional or national bank holding companies that have several competitive advantages over Reliance Bank, including substantially greater assets and the ability to make larger loans to a single borrower than will be possible for Reliance Bank. The greater financial resources of these banks allow them to offer a broad range of automated banking services and to conduct extensive advertising and promotional campaigns. However, management of Reliance Bank believes Reliance Bank is able to compete effectively in its markets because Reliance Bank's officers and management maintain close working relationships with their commercial clients and Reliance Bank's management structure enables it to react to customer requests for loan and deposit services more quickly than larger competitors.

Since Reliance Bank's inception in 1999, it has been committed to building a strong, customer-friendly community bank. As a community bank, it is able to respond quickly to its customers through local decision-making and to tailor products and services to meet their needs. Management of Reliance Bank believes this customer-friendly approach provide a competitive advantage over many of the larger financial institutions in the St. Louis Metropolitan Area. In addition, Reliance Bank management believes it has benefited from the recent wave of acquisitions of locally headquartered financial institutions by larger regional or national out-of-town financial institutions. Recent acquisitions of financial institutions in Reliance Bank's market area include: Marshall & Ilsley Corporation's 2002 acquisition of Mississippi Valley Bancshares, Inc., Union Planters Corporation's 1998 acquisition of Magna Group, Inc. and the acquisition of Boatmen's Bancshares Inc. and Mercantile Bancorporation, Inc. by entities subsequently acquired by Bank of America and U.S. Bank, respectively. Management believes Reliance Bank is capitalizing on opportunities created by this market consolidation by building a strong, customer-friendly, community-focused banking franchise.

Reliance Bank's management and officers have significant experience in the communities serviced by Reliance Bank and Reliance Bank continues to target the closely-held businesses and selected retail markets in those communities. Because industry consolidation has resulted in fewer independent banks and fewer banks serving

Reliance Bank's target market niche, management of Reliance Bank believes that Reliance Bank is one of only a few banks whose primary strategy is to focus on closely-held businesses, their owners and its selected retail markets. Reliance Bank's historical growth strategy has been both client and asset driven. Reliance Bank continuously seeks to add clients that fit its target market. This strategy enables Reliance Bank to attract clients whose borrowing needs are growing along with the bank's increasing capacity to fund client loan requests. Reliance Bank is increasing its loan portfolio based on lending opportunities developed by relationship officers, and referrals from employees, directors, shareholders, and other customers. Reliance Bank funds loan growth by attracting deposits from business, retail and local institutional clients, by borrowing from the Federal Home Loan Bank and by attracting wholesale deposits and by raising capital through private placements of its shares of Class A common stock.

Reliance Bank can expand its customer relationships and control operating costs by:

- operating a small number of offices with a high per office asset base;
- emphasizing commercial loans which tend to be larger than retail loans;
- employing an experienced staff, who are managed on the basis of performance and customer service;
- improving data processing and operational systems to increase productivity and control risk; and
- outsourcing services where possible.

In addition to the competition it faces from other banks in the area, Reliance Bank will also face competition for deposits, commercial and other loan originations and other services from the numerous thrift institutions and credit unions operating in the area. The banking industry in the United States is part of a broader financial services industry which includes insurance companies, loan companies, loan production offices, mutual funds and the brokerage industry. In recent years, intense market demand, technological and regulatory changes and economic pressures have eroded industry classifications which were once clearly defined. Banks have diversified their services and become more cost effective as a result of competition with one another and with other financial services companies, including non-banking competitors. The breakdown in traditional roles has been fueled by the pattern of fluctuating interest rates in the United States and by significant changes in federal and state law in recent years. These statutory changes and corresponding changes in governing regulations have resulted in increasing homogeneity in the products and financial services offered by financial institutions and, as a result, in increased competition among financial institutions. Reliance Bank believes that its ability to remain competitive will depend on its success in responding to the rapidly evolving regulatory, technological and other developments affecting its operations, as well as Reliance Bank's ability to offer personalized service to its customers.

As well as competing with other banks and financial services organizations based in Missouri, Reliance Bank may face increased competition from financial institutions based in other areas. In particular, major commercial banks headquartered outside of

Missouri will compete with Reliance Bank as a result of federal interstate banking laws which currently permit bank holding companies located nationwide to enter Reliance Bank's market area and to compete with it for deposits and loan originations. Further, Reliance Bancshares believes it will face competition as a bank holding company in the acquisition of small banks not only from Missouri based bank holding companies but also from bank holding companies based in other states that are permitted to operate in Missouri under federal interstate banking laws. Large banking institutions have far greater resources for making acquisitions than Reliance Bancshares.

Employees

As of September 30, 2002, Reliance Bancshares has approximately 22 full-time employees and 4 part-time employees, all of which are also employees of Reliance Bank. None of Reliance Bancshares' employees are subject to a collective bargaining agreement. Reliance Bancshares considers its relationship with its employees to be good.

Properties

Reliance Bancshares shares its corporate headquarters with Reliance Bank -- an existing bank structure that was renovated in 1999 and that is located in Des Peres, Missouri. The building, owned by Reliance Bank, has approximately 7,400 square feet and is situated on approximately 1.2 acres of land. The building is located on Manchester Road, which is a major thoroughfare running from the City of St. Louis through West St. Louis County.

Reliance Bank also operates a branch in Hazelwood, Missouri. The building, owned by Reliance Bank, is located on Howdershell Road. Howdershell Road is a major thoroughfare in St. Louis County. The building has approximately 3,600 square feet and sits on 1.32 acres of land.

Reliance Bank currently operates a loan production office in Oakville, Missouri under a lease that expires August 31, 2004. The building, which is 1200 square feet in size, is located in a strip center at Chestnut Park Plaza. Reliance Bank has a contract outstanding for the purchase of real property located on Telegraph Road to ultimately be used as an Oakville branch location of Reliance Bank. Upon the closing of the property, Reliance Bank will seek the approval of bank regulators to use the space in Chestnut Park Plaza as a temporary branch location until the property on Telegraph Road is available for use as an Oakville branch location. Prior to opening a branch location on Telegraph Road and prior to closing on the property, Reliance Bank must obtain zoning changes to permit drive-up lanes and to permit access to the branch location. Reliance Bank expects to have approval for such zoning changes by the end of April. Assuming the zoning changes and regulatory approvals are obtained, Reliance Bank currently anticipates the opening of a branch location in Oakville by fall of 2002.

Reliance Bank also has a contract outstanding for the purchase of real property located in Chesterfield, Missouri. Zoning changes to permit driveup lanes have already been approved by the Planning and Zoning Board of Chesterfield. Reliance Bank is now in the process of submitting plans of site usage, landscaping elevation and architecture with the Site Development Subcommittee. Reliance Bank plans to construct a two-story office building with the branch location to be housed on the first floor. Reliance Bank plans to lease office space on the second floor of the building. Reliance Bank plans to seek the approval of a new branch location from the regulatory authorities by fall of 2003.

Reliance Bank is purchasing the Chesterfield real estate for $756,500 with part of the purchase price to be paid by the issuance of 11,250 shares of Class A common stock at $22.80 per share for a total of $256,500, with the balance of the purchase price, $500,000, to be paid in cash. Reliance Bank is purchasing the Oakville real estate for $390,000, with part of the purchase price to be paid by the issuance of 12,170 shares of Class A common stock at $18.90 per share for a total of $230,000, with the balance of the purchase price, $160,000, to be paid in cash. The Chesterfield and Oakville contracts provide that the shares will not be issued until the respective sale closes.

Reliance Bank has another contract outstanding for the purchase of a building and land in Fenton, Missouri. The building has approximately 4,274 square feet and sits on 1.2 acres of land. The building was previously a bank and has driveup lanes already in place. Reliance Bank expects to have the approval of the Fenton Planning and Zoning Board for use of the driveup lanes by the end of March. The Fenton branch application has already been filed with the FDIC and Missouri Division of Finance. Reliance Bank is purchasing the building and accompanying land in Fenton for $950,000 cash. Reliance Bank plans to make improvements to the building and expects the cost of improvements to be in excess of $200,000. Reliance Bank expects the approval of the regulatory authorities by mid-April and anticipates the opening of the branch in July of 2003.

If the Merger between The Bank of Godfrey and Reliance Bancshares is consummated, Reliance Bancshares plans to have five full-service Reliance Bank facilities (with facilities in Des Peres, Fenton, Hazelwood, Oakville and Chesterfield, Missouri) and one, The Bank of Godfrey facility (in Godfrey, Illinois) operational by the end of 2004. Reliance Bancshares believes that its existing facilities, as well as the properties that it has under contract, will be adequate to meet its foreseeable needs as it continues to grow.

Legal Proceedings

Reliance Bancshares is involved from time to time in routine litigation incidental to its business. Reliance Bancshares does not believe that either it or Reliance Bank is a party to any material pending litigation that in Reliance Bancshares' opinion is likely to have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

Management of Reliance Bancshares

The directors and officers of Reliance Bancshares, their ages as of February 28, 2003 and their positions with Reliance Bancshares and Reliance Bank are as follows:

Name	Age	Position with Reliance Bancshares and Reliance Bank
Jerry S. Von Rohr	58	Chairman, Chief Executive Officer, President and Treasurer of Reliance Bancshares; Chairman, Chief Executive Officer and President of Reliance Bank
Teresa Rust Hancock	47	Vice President and Assistant Secretary of Reliance Bancshares; Vice President and Cashier of Reliance Bank
Ralph W. Casazzone	49	Director of Reliance Bancshares
Patrick R. Gideon	45	Director of Reliance Bancshares
Barry D. Koenemann	54	Director of Reliance Bancshares and Director of Reliance Bank
Fortis M. Lawder	75	Director and Secretary of Reliance Bancshares and Director and Secretary of Reliance Bank
Earl G. Lindenberg	68	Director of Reliance Bancshares and Director of Reliance Bank
Gary R. Parker	53	Director of Reliance Bancshares and Director of Reliance Bank
James E. SanFilippo	52	Director of Reliance Bancshares and Director of Reliance Bank

In addition to their positions with Reliance Bancshares and Reliance Bank described in the preceding table, the business experience of each of the directors and that of the only executive officer of Reliance Bancshares who is also a director, is set forth below.

Jerry S. Von Rohr -- Mr. Von Rohr has 34 years experience in banking in a career that has included almost every aspect of the banking business. He is a founder of Reliance Bancshares and Reliance Bank and serves as Chairman of the Board, Chief Executive Officer, President and Treasurer of Reliance Bancshares and as Chairman of the Board,

Chief Executive Officer, and President of Reliance Bank, positions he has held since their respective incorporation and organization in 1998 and 1999. Mr. Von Rohr's term as director of Reliance Bancshares expires in 2005. From 1993 until his association with Reliance Bancshares, Mr. Von Rohr served as Executive Vice President of Magna Bank of Missouri and then as President of Magna Group Inc.'s St. Louis Region. In that capacity, Mr. Von Rohr helped develop various additional retail locations and had management and supervision over approximately 240 employees. Mr. Von Rohr left Magna Group, Inc. in 1998 after it was acquired by Union Planters Corporation.

Teresa Rust Hancock – Ms. Hancock joined Reliance in April 2000. Her responsibilities include management of operations, retail, human resources, and marketing activities. Previously, Ms. Hancock had spent 24 years at First National Bank and Trust Company, Carbondale, IL, most recently as senior vice president and cashier.

Ralph W. Casazzone – Mr. Casazzone has been a director of Reliance Bancshares since February of 1999 and his term as a director expires in 2003. Mr. Casazzone has been an oil broker for over five years, currently serving as President of First National Oil Brokers of Norwalk, Connecticut, an entity of which he is a controlling shareholder.

Patrick R. Gideon – Mr. Gideon has been a director of Reliance Bancshares since February of 1999 and his term as a director expires in 2003. Mr. Gideon has been involved in banking for over five years, currently serving as President of Silver Lake Bank of Topeka, Kansas.

Barry D. Koenemann – Mr. Koenemann has been a director of Reliance Bancshares since August of 1998 and his term as a director expires in 2005. Mr. Koenemann has been engaged in the general construction business for over five years, currently serving as President and Chief Executive Officer of United Construction Ent. Co., a company of which he is a controlling shareholder.

Fortis M. Lawder – Mr. Lawder has been a director of Reliance Bancshares, a position he has held since its incorporation and organization in 1998, and his term as a director expires in 2004. Mr. Lawder has also served as Secretary of Reliance Bancshares and Reliance Bank, positions he has held since their respective incorporation and organization in 1998 and 1999. Mr. Lawder has been a partner at Anderson & Gilbert, attorneys at law, for over five years. Mr. Lawder is engaged in the practice of law with an emphasis on banking law, corporate law, real estate law, probate law and estate planning. Mr. Lawder is a Director and Secretary of Reliance Bancshares and a Director and Secretary of Reliance Bank.

Earl J. Lindenberg – Mr. Lindenberg has been a director of Reliance Bancshares since October of 1999 and his term as a director expires in 2004. From 1988 to 1997, Mr. Lindenberg was a computer consultant and served as the Chairman and Chief Executive Officer of Lindenberg & Associates, a computer consulting company of which he was the owner. Mr. Lindenberg retired after he sold Lindenberg & Associates in 1998. In 2002, he resumed his career as a computer consultant and formed Lindenberg Technologies, LLC, an entity of which he is a controlling shareholder.

Gary R. Parker – Mr. Parker has been a director of Reliance Bancshares since August of 1998 and his term as a director expires in 2005. Mr. Parker has been an oil broker for over five years, currently serving as President of Center Oil Company, located in Town & Country Missouri, an entity of which he is a controlling shareholder.

James E. SanFilippo – Mr. SanFilippo has been a director of Reliance Bancshares since August of 1998 and his term as a director expires in 2004. Mr. SanFilippo has been involved in sales promotion, marketing and advertising for over five years. Mr. SanFilippo was President of Waylon Co., a sales promotion and marketing agency, a company of which he was a controlling shareholder, until he sold the company in July 2000. Mr. SanFilippo is currently, and since July 2000 has been, President of Waylon Advertising, an entity of which he is a controlling shareholder.

Compensation of Executive Officers and Directors of Reliance Bancshares

The following table provides the compensation of Reliance Bancshares' only executive officer for the years ended December 31, 2000, 2001 and 2002.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Other Annual Compensation ($)	Securities Underlying Options/SARS (#)	All Other Compensation ($)
Jerry S. Von Rohr, Chief Executive Officer	2002	$ 186,000 (1)	$ 0	$ 8,435 (3)	25,000	$ 5,472 (6)
	2001	$ 171,650	$ 500	$ 10,862 (4)	79,000	$ 5,082
	2000	$ 152,633	$ 0	$ 8,280 (5)	8,000	$ 4,522

(1) Includes Mr. Von Rohr's annual salary of $182,400, director fees of $2,600 attributable to his service as a director of Reliance Bank and $1,000 attributable to his service as a director of Reliance Bancshares.

(2) Each year, directors of Reliance Bancshares and Reliance Bank participate in a business development competition. The directors are divided into three teams and compete to bring in new business to Reliance Bank. The directors may receive a bonus of $200 to $1,000 under the plan. Mr. Von Rohr received a $500 bonus pursuant to such plan in 2001.

(3) Includes a car allowance with a monetary benefit of $2,759 and country club fees of $5,676.

(4) Includes a car allowance with a monetary benefit of $3,195 and country club fees of $7,667.

(5) Includes a car allowance with a monetary benefit of $3,770 and country club fees of $4,510.

(6) Consists of a matching contribution by Reliance Bank under the Reliance Bank 401(k) Retirement Savings Plan, which is a defined contribution plan.

The following table provides the individual grants of stock options and freestanding stock appreciation rights, otherwise known as SARs, made during the year ended December 31, 2002 to Reliance Bancshares' sole executive officer. The SARs represent the executive officer's right to surrender the options to Reliance Bancshares to receive cash equal to the difference between (i) the fair market value, as that term is defined in the 2001 Incentive Stock Option Plan, of the shares of Reliance Bancshares

Class A common stock subject to the options, and (ii) the exercise price that must be paid to acquire the shares underlying the options.

OPTION/SAR GRANTS IN LAST FISCAL YEAR (2002)
(Individual Grants)

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Jerry S. Von Rohr, Chief Executive Officer	25,000 (1)	62.5%	$25/Sh	1/17/2011

(1) These stock options and accompanying SARs were granted under the Reliance Bancshares 2001 Incentive Stock Option Plan. Options to purchase 6,250 shares become exercisable on the second, third, fourth and fifth anniversary of the date of grant: 6,250 options vest on May 1, 2004, 6,250 options vest on May 1, 2005, 6,250 options vest on May 1, 2006 and 6,250 options vest on May 1, 2007. Any unexercised options and accompanying SARs will expire no later than January 17, 2011, or an earlier date if so specified by the Board of Directors.

In the event there is a transfer of ownership of Reliance Bancshares all options and accompanying stock appreciation rights shall become immediately exercisable. A transfer of ownership will occur upon the change in ownership or control of at least 51% of the outstanding stock of Reliance Bancshares or upon the execution of an agreement by Reliance Bancshares or its controlling shareholders providing for the merger, consolidation, reorganization or other form of business combination of Reliance Bancshares, or the sale or exchange of all or substantially all of the assets of Reliance Bancshares unless the current business of Reliance Bancshares shall continue following the transaction by the resulting entity and the shareholders of Reliance Bancshares hold indirectly or directly at least two-thirds of the voting power of the resulting entity. There is also a transfer of ownership if the shareholders adopt a plan of complete or substantial liquidation or an agreement providing for the distribution of all or substantially all of the assets of Reliance Bancshares.

Upon a merger or consolidation of Reliance Bancshares with any other corporation, any options/SARs previously granted shall be deemed cancelled, unless the surviving corporation shall assume the options or issue options in place of them. Upon liquidation of Reliance Bancshares, options/SARs granted and not yet exercised shall be deemed cancelled.

The following table provides the number of stock options and freestanding SARs exercised by Reliance Bancshares' sole executive officer for the year ended December 31, 2002 as well as the value of unexercised options and SARs at December 31, 2002.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (2002)
AND FY-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at December 31, 2002 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2001 ($) Exercisable/ Unexercisable
Jerry S. Von Rohr, Chief Executive Officer	0	0	4,000/142,000 (1)	$25,840/$890,450

(1) Includes the total number of options granted to Mr. Von Rohr through December 31, 2002.

Employment Agreement

On July 29, 1998, Jerry S. Von Rohr entered into an employment agreement with Reliance Bancshares effective September 1, 1998 to act as Chairman, President and Chief Executive Officer of both Reliance Bancshares and Reliance Bank. He also agreed to act as an officer and director of any other subsidiary or affiliate of Reliance Bancshares.

As amended, the term of the agreement is for consecutive three-year periods. The agreement may be terminated by either Mr. Von Rohr or Reliance Bancshares by providing written notice sixty days before September 1st of any year, in which case, the agreement will then end at the expiration of the existing term. The current term will expire August 31, 2005.

The agreement provides for termination, upon written notice to Mr. Von Rohr by Reliance Bancshares, in the event of bad faith, dishonesty or incompetence by Mr. Von Rohr. The agreement contains a non-competition provision, precluding Mr. Von Rohr from owning greater than a five percent equity interest in any company engaged in any business competitive to Reliance Bancshares and prohibiting Mr. Von Rohr from managing or otherwise performing services for any business competitive to Reliance Bancshares within a fifty mile radius of the headquarters of Reliance Bancshares without approval from the Board of Directors of Reliance Bancshares. Mr. Von Rohr also agrees not to disclose any trade secrets, business information or other confidential information relating to Reliance Bancshares or its business.

The agreement does not explicitly indicate the amount of Mr. Von Rohr's compensation. The agreement provides that Mr. Von Rohr is to receive at least $135,000 per year as well as an annual cost-of-living adjustment equal to the increase in the Consumer Price Index for all Urban Consumers. Further, Mr. Von Rohr's compensation includes any increases granted by the Board of Directors from time to time. Mr. Von Rohr is also entitled to receive fees for his services as a director of Reliance Bancshares or its subsidiaries as well as any bonuses granted by the Board of Directors. In addition, Mr. Von Rohr may participate in any group hospitalization, health or sick-leave plan, life insurance plan, disability plan, stock option plan, employee benefit plan, profit sharing plan or retirement plan generally available to the employees of Reliance Bancshares' subsidiaries. Reliance Bancshares also agrees to provide Mr. Von Rohr with an automobile and to pay his dues and assessments at Sunset Country Club. Mr. Von Rohr's current base salary is $200,000.

Compensation of Directors

Directors of Reliance Bancshares each receive $250 per meeting of the Board of Directors of Reliance Bancshares that such director attends. Directors of Reliance Bancshares who are also members of the Board of Directors of Reliance Bank receive $200 for each meeting of the Board of Directors of Reliance Bank that such director attends. Directors of Reliance Bank, who are also members of the Audit/Loan Committee, receive $50 per meeting of the Audit/Loan Committee meeting that each such director attends. Directors are also eligible to receive cash awards for their business development activities. Each year, directors of Reliance Bancshares and Reliance Bank participate in a business development competition. The directors are divided into three teams and compete to bring in new business to Reliance Bank. The directors may receive a bonus of $200 to $1,000 under the plan.

Security Ownership of Reliance Bancshares' Management and Certain Beneficial Owners of Reliance Bancshares Class A Common Stock

The following table sets forth certain information with respect to the beneficial ownership of Reliance Bancshares Class A common stock as of February 28, 2003 by:

- the only executive officer of Reliance Bancshares,
- each of Reliance Bancshares' directors,
- the only executive officer and the directors of Reliance Bancshares as a group, and
- each other person (or group or affiliated persons) who is known by Reliance Bancshares to own beneficially 5% or more of the Class A common stock of Reliance Bancshares. In general, a person or entity is deemed to "beneficially own" those shares over which it has the power to vote or the power to transfer or the power to acquire pursuant to options that are currently exercisable or will become exercisable within 60 days. Except as otherwise noted, each person has sole voting and investment power over his shares.

Name	Number of Shares Beneficially Owned	Number of Shares Underlying Options Exercisable within 60 Days of February 28, 2003 (a)	Total	% of Shares Outstanding
Ralph W. Casazzone	88,350 (b)	2,000	90,350	4.6%
Patrick R. Gideon	30,000 (c)	2,000	32,000	1.6%
Barry D. Koenemann	49,279 (d)	4,000	53,279	2.7%
Fortis M. Lawder	12,000 (e)	4,000	16,000	*
Earl G. Lindenberg	70,000 (f)	4,000	74,000	3.8%
Gary R. Parker	665,044 (g)	4,000	669,044	34.3%
James E. SanFilippo	40,000 (h)	4,000	44,000	2.3%
Jerry S. Von Rohr	43,000 (i)	4,000	47,000	2.4%
All directors and executive officers (8 persons)	997,673	28,000	1,025,673	52.0%

* Represents less than 1% of Reliance Bancshares Class A common stock outstanding as of February 28, 2003.

(a) The numbers of shares shown are comprised of shares issuable upon the exercise of stock options granted under the 1999 Non-Qualified Stock Option Plan. Directors and Advisory Directors were granted options to purchase shares of Class A common stock under the 1999 Non-Qualified Stock Option Plan to reward them for their past service and to induce the directors to continue to serve in that capacity. All of the stock options granted under the 1999 Non-Qualified Stock Option Plan are currently exercisable.

(b) Mr. Casazzone's business address is: First National Oil, 148 East Avenue, Norwalk, Connecticut 06851.

(c) Mr. Gideon's business address is: Silver Lake Bank, 201 Northwest Highway 24, Topeka, Kansas 66608-8330.

(d) The number of shares shown for Mr. Koenemann includes 9,279 shares owned by United Construction Ent. Co. Mr. Koenemann is the president and chief executive officer of United Construction Ent. Co., and shares voting and investment power of these shares. Mr. Koenemann's business address is: United Construction Ent. Co., 12747 Olive Blvd., Suite 101, St. Louis, Missouri 63141.

(e) The number of shares shown includes 11,900 shares held in trust for the benefit of Mr. Lawder. Although Mr. Lawder deems these shares to be beneficially owned by him, Mr. Lawder's wife is the trustee of the trust and Mr. Lawder has no voting or investment power in the shares. Mr. Lawder's business address is: Anderson & Gilbert, 200 S. Hanley Road, Suite 710, St. Louis, Missouri 63105.

(f) Mr. Lindenberg's business address is: Lindenberg Technologies, LLC, 721 Emerson Rd., Ste. 150, St. Louis, Missouri 63141.

(g) The number of shares shown for Mr. Parker includes 10,894 shares held by Mr. Parker's children who share his residence. Mr. Parker shares voting and investment power with respect to these shares. Mr. Parker's business address is: 600 Mason Ridge Center Drive, St. Louis, Missouri 63141.

(h) The number of shares shown for Mr. SanFilippo are owned jointly by Mr. SanFilippo and his wife. Mr. SanFilippo's business address is: Waylon Advertising, 100 S. 4th St., Suite 630, St. Louis, Missouri 63102.

(i) Mr. Von Rohr's business address is: 11781 Manchester Road, Des Peres, Missouri 63131.

Certain Transactions

Reliance Bank has and expects to have in the future, banking transactions with certain officers and directors of Reliance Bancshares and Reliance Bank and immediate family members and associates of such persons. These transactions are in the ordinary course of business and loans have been and will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. At September 30, 2002, the Reliance Bank had approximately $4.6 million in loans to such persons which represented 18.37% of Reliance Bancshares shareholders' equity of approximately $25,257,000. In the opinion of Reliance Bancshares' management, such loans do not involve more than the normal risk of collectibility or present other unfavorable features.

RELIANCE BANCSHARES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of Reliance Bancshares for each of the years in the three-year period ended December 31, 2001 and the three and nine months ended September 30, 2002 and 2001. This discussion and analysis is intended to review the significant factors affecting the financial condition and results of operations of Reliance Bancshares and provides a more comprehensive review which is not otherwise apparent from the consolidated financial statements alone. This discussion should be read in conjunction with Selected Financial Data of Reliance Bancshares consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this Proxy Statement/Offering Circular.

Overview

Reliance Bancshares provides a full range of banking services to individual and corporate customers throughout St. Louis County, Missouri through the three locations of its wholly-owned subsidiary, Reliance Bank. Reliance Bancshares was incorporated and began its development stage activities on July 24, 1998. Such development stage activities (i.e., applying for a banking charter, raising capital, acquiring property, and developing policies and procedures, etc.) led to the opening of Reliance Bank (as a new bank) upon receipt of all regulatory approvals on April 16, 1999.

During the development stage period (prior to the opening of Reliance Bank), Reliance Bancshares incurred net expenses over revenues of $66,506. Such expenses, coupled with the normal operating deficits incurred by a new bank during its first few years, resulted in the net losses incurred in 1999 and 2000. As a new bank, Reliance Bank had experienced that, until a certain critical size was achieved in terms of interest-earning assets and interest-bearing liabilities, its net interest margin suffered, and earnings were depressed. Helping speed Reliance Bancshares to profitability in only its second full year of operations was the significant level of initial capital of $9.5 million, one of the largest initial capitalizations of new banks in the greater St. Louis Metropolitan Area.

Total assets increased to $134,819,609 at December 31, 2001, with loans and deposits increasing to $71,531,370 and $98,979,421, respectively, at the end of 2001, primarily as a result of Reliance Bancshares' continued emphasis on growth to improve its net interest margin. The initial location of Reliance Bank in Des Peres, Missouri, an affluent suburb in west St. Louis County, has provided Reliance Bank management with an excellent location from which depositors and borrowers can be accessed. The bank opened a second branch in Northwest St. Louis County in 2001, which has substantially added to Reliance Bancshares' growth. Reliance Bancshares has sufficient cash to fund the acquisition of The Bank of Godfrey and to fund anticipated growth of Reliance Bank through the establishment of additional branches. Additional branches are planned for South St. Louis County, Fenton, and Chesterfield within the next two years.

The greater St. Louis Metropolitan Area in which Reliance Bank operates, is highly competitive in the financial services area. Reliance Bank is subject to competition from other financial and nonfinancial institutions providing financial products throughout the greater St. Louis Metropolitan Area. Since its inception, Reliance Bank has found that deposits have been much easier to obtain, largely due to pricing considerations and, during the past few years, a declining stock market, than good quality loans with an adequate interest margin. As a result, the strong deposit growth was invested more in U.S. Government agency debt securities to obtain a higher interest margin on the bank's deposits, while building the loan portfolio at a much slower pace. At December 31, 2000, the end of the first full year of Reliance Bank's operations, the bank had grown its deposits to $57,034,467, along with $11,480,793 of sweep repurchase agreements, for total funding of $68,515,260. The percentage of this funding comprised of loans at December 31, 2000 was only 55.72%. As loans are Reliance Bank's highest earning asset, the bank optimally wants to obtain a ratio of 80-85% of funding sources comprised of loans. At December 31, 2001, the percentage of funding comprised of loans had grown to 64.84%. At September 30, 2002, this percentage was 62.24%.

As the percentage of loans to funding has grown, so too has Reliance Bank's net income level. While Reliance Bancshares still maintains a low net interest margin (in comparison with its peers), the volume of interest-earning assets and interest-bearing liabilities has created a large enough spread to obtain profitability. As the percentage of interest-earning assets comprised of loans increases, Reliance Bancshares' management believes the net interest margin will improve.

Net income for the year ended December 31, 2001 totaled $367,258, as compared with net losses of $(67,187) and $(399,554) incurred for the years ended December 31, 2000 and 1999, respectively. As a new bank, one of the first goals set by Reliance Bank management was to achieve profitability on a monthly basis. The bank's first profitable month was achieved in August of 2000, with consistent improvement from that point forward. Earnings per share for the years ended December 31, 2001, 2000, and 1999 were $0.27, $(0.06), and $(0.42), respectively, on both a basic and diluted calculation. The average shares outstanding have increased significantly since inception, as Reliance Bancshares has sold additional capital under three separate private placements in 2001 and 2002. Total common shares outstanding have grown from the initial shares purchased by investors totaling 952,210 common shares to 1,337,618 common shares outstanding at December 31, 2001 to 1,823,596 common shares at September 30, 2002.

The results of the first nine months of 2002 reflect continued growth in total assets, deposits, loans, and net income. Total assets grew $62,716,942 or 46.52% for the first nine months to $197,536,551 at September 30, 2002. Total deposits grew $56,554,154 or 57.14% for the first nine months of 2002 to $155,533,575. Total loans grew $32,061,533 or 44.82% for the first nine months of 2002 to $103,592,903. These increases have resulted from strong growth achieved at Reliance Bank's northwest St. Louis County location, which opened in October 2001, plus continued penetration of the St. Louis County market, which has shown a resilient economy, despite the problems experienced in other areas of the country. Reliance Bancshares' capital position has also increased during the nine months ended September 30, 2002, growing $9,982,242 to $25,257,659. This growth includes net income of $959,362, net stock sale activity of $8,597,017, and an increase in the valuation of Reliance Bank's available-for-sale investment securities, net of tax of $425,863.

Net income for the nine months ended September 30, 2002 totaled $959,362, an increase of $637,919 (198.45%) over the $321,443 earned for the nine months ended September 30, 2001. The continued increase in the volume of interest-earning assets and interest-bearing liabilities has resulted in a higher net interest income level, which has fueled this increased earnings level. Earnings per share for the nine months ended September 30, 2002 and 2001 were $0.60 and $0.24, respectively, for the basic calculation, and $0.59 and $0.24, respectively, for the diluted calculation.

Net income for the three months ended September 30, 2002 totaled $377,124, an increase of $172,407 (84.22%) over the $204,717 earned for the quarter ended September

30, 2001. Earnings per share for the quarters ended September 30, 2002 and 2001 were $0.21 and $0.15, respectively, on both a basic and diluted basis.

Following are certain ratios generally followed in the banking industry for Reliance Bancshares for the years ended December 31, 2001 and 2000, and the nine months ended September 30, 2002 and 2001:

	As of and For the Years Ended December 31,		As of and For the Nine Months Ended September 30,	
	2001	2000	2002	2001
Percentage of net income to:				
Average total assets	0.33%	(0.11)%	0.78%	0.42%
Average stockholders' equity	2.48	(0.64)	6.42	2.93
Percentage of common dividends declared to net income per common share	–	–	–	–
Percentage of average stockholders' equity to average total assets	13.44	17.40	12.08	14.30

Results of Operations

Net Interest Income. Reliance Bancshares' net interest income increased by $1,182,860 (79.66%) to $2,667,797 for the year ended December 31, 2001 from the $1,484,937 earned for the year ended December 31, 2000, which was an increase of $933,710 (169.39%) from the $551,227 earned in 1999. During 2001, Reliance Bancshares' net interest margin actually decreased from 2.61% for the year ended December 31, 2000 to 2.56% for the year ended December 31, 2001.

Average earning assets for 2001 increased $47,439,257 (83.48%) to $104,269,042 from the level of $56,829,785 for 2000, due to the investment of funds from the significant deposit growth achieved. However, the level of average interest-earning assets comprised of loans (which is Reliance Bancshares' highest earning asset) was only 49.52% for the year ended December 31, 2001, while lower yielding investment securities and short-term investments comprised 48.69% and 1.79%, respectively, of total interest-earning assets. These percentages compare with 43.81% for loans, 52.95% for investment securities, and 3.24% for short-term investments that comprised average interest-earning assets for the year ended December 31, 2000.

Reliance Bancshares' goal for net interest income is to achieve a consistent net interest margin of over 4.00% through increasing the percentage of loans that comprise its consolidated interest-earning assets. Given that 2001 was only Reliance Bancshares' second full year of operations, coupled with the competitive loan market in which Reliance Bancshares operated during 2001, Reliance Bancshares' management believes that the 4.00% net interest margin objective will gradually be achieved over time, as the company continues to grow.

Also affecting Reliance Bancshares' net interest margin was the significant reduction in the level of interest rates which has occurred over the past few years. During 2001, Reliance Bancshares' investment portfolio included a significant level of investments in U.S. Government agency securities, many of which included call options. With the steady decline in interest rates in 2001, a significant portion of Reliance

Bancshares' investment portfolio was called, with reinvestment in securities at lower interest rates. Such activity resulted in a 36 basis point reduction in the yield on investment securities, from 6.45% for the year ended December 31, 2000 to 6.09% for the year ended December 31, 2001.

Average interest-bearing liabilities increased $42,875,846 (90.60%) to $90,198,016 for the year ended December 31, 2001, from the level of $47,322,170 for the year ended December 31, 2000. Following is the composition of Reliance Bancshares' average deposits for the years ended December 31, 2001 and 2000.

	As a Percentage of Average Deposits	
	2001	2000
Noninterest-bearing deposits	5.26%	6.27%
Interest-bearing transaction accounts	20.26	31.61
Savings accounts	4.13	2.66
Certificates of deposit:		
$100,000 and over	26.89	30.75
Under $100,000	43.46	28.71
	100.00%	100.00%

The composition of Reliance Bancshares' deposit portfolio will fluctuate, particularly during the earlier years of Reliance Bancshares' existence, and periods of expansion, as new branches are added which will serve to diversify Reliance Bank's customer base. Most financial institutions experienced an increase in their deposit portfolios during 2000 and 2001, with the decline and volatility of the equity markets making more funds available for deposit in financial institutions. Reliance Bancshares has been competitive in its deposit rate structure to attract the deposit growth necessary to achieve the critical volume to become profitable. Reliance Bank has been competitive in the rates offered on its certificates of deposit since the bank opened in 1999. Certificates of deposit comprised 70.35% of average deposits in 2001 and 59.46% of average deposits in 2000. Certificates of deposit have a lagging effect with interest rate changes, as most certificates have longer maturities at fixed rates. Consequently, many financial institutions, including Reliance Bank, experienced a decline in their net interest margin in 2001 as the level of interest rates dropped, with certificates issued in the fourth quarter of 2000 at higher rates continuing to accrue interest at such rates throughout much of 2001.

Reliance Bank also maintains sweep repurchase agreements with certain customers under cash management arrangements offered by the bank. Additionally, from time to time, Reliance Bancshares may have a temporary borrowing need to fund periodic surges in loan growth. Average Federal funds purchased and securities sold under repurchase agreements totaled $11,163,869 and $9,142,675 for the years ended December 31, 2001 and 2000, respectively. Reliance Bank management considers such funding sources stable.

During 2001, Reliance Bank entered into a long-term borrowing arrangement with the Federal Home Loan Bank of Des Moines for $4,300,000 at a 4.86% interest rate, as an additional funding source. Interest is paid monthly on this debt, which matures on June 13, 2011. The debt is callable on June 14, 2004.

The following table sets forth, on a tax-equivalent basis for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yield/rates:

		Amount of Increase (Decrease) Change From 2000 to 2001 Due to		
		Volume (1)	Yield/ Rate (2)	Total
Interest income:				
Loans	$	2,155,613	(227,329)	1,928,284
Taxable investment securities		1,266,759	(113,759)	1,153,000
Short-term investments		1,503	(48,634)	(47,131)
Total interest income		3,423,875	(389,722)	3,034,153
Interest expense:				
Interest bearing transaction accounts		160,453	(232,063)	(71,610)
Savings accounts		93,695	(23,431)	70,264
Time deposits of $100,000 or more		515,779	(126,156)	389,623
Other time deposits		1,390,115	(45,707)	1,344,408
Total deposits		2,160,042	(427,357)	1,732,685
Federal funds purchased and securities sold under repurchase agreements		97,009	(95,646)	1,363
Other short-term borrowings		1,208	(1,868)	(660)
Long-term borrowings		117,905	–	117,905
Total interest expense		2,376,164	(524,871)	1,851,293
Net interest income	$	1,047,711	135,149	1,182,860

(1) Change in volume multiplied by yield/rate of prior year.
(2) Change in yield/rate multiplied by volume of prior year.

NOTE: The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Interim Period Comparison. Net interest income for the nine months ended September 30, 2002 increased $1,578,028 (84.82%) to $3,438,486 from the net interest income earned of $1,860,458 for the nine months ended September 30, 2001. The net interest margin increased 34 basis points to 2.90% for the nine months ended September 30, 2002 from the 2.56% net interest margin for the nine months ended September 30, 2001. Fueling these increases were Reliance Bancshares' continued strong growth in the levels of interest-earning assets and interest-bearing liabilities and the continued decline in interest rates.

Average interest-earning assets increased $61,288,361 (63.06%) to $158,484,596 for the nine months ended September 30, 2002 from the $97,196,235 average for the nine months ended September 30, 2001. Loans as a percentage of total average interest-earning assets for the nine months ended September 30, 2002 increased to 54.57% from the 47.90% level for the nine months ended September 30, 2001. Conversely, the percentage of average interest-earning assets comprised of investment securities declined to 44.12% for the nine months ended September 30, 2002 from the 49.53% level for the nine months ended September 30, 2001.

Average interest-bearing liabilities increased $54,069,641 (64.60%) to $137,763,404 for the nine months ended September 30, 2002 from the $83,693,763 average for the nine months ended September 30, 2001. Following is the composition of average deposits for the nine months ended September 30, 2001 and 2002, as well as the percentage change in components from December 31, 2001 to September 30, 2002:

	As a Percentage of Average Deposits Nine Months Ended September 30,		Percentage Change From Average Deposits For the Year Ended
	2001	2002	December 31, 2001
Noninterest-bearing deposits	4.59%	5.13%	(0.13)%
Interest-bearing transaction accounts	19.63	28.73	8.47
Savings accounts	4.19	4.35	0.22
Certificates of deposit:			
$100,000 and over	27.98	29.32	2.43
Under $100,000	43.61	32.47	(10.99)
	100.00%	100.00%	

As is evidenced by the above table, Reliance Bank, like most financial institutions, experienced a dramatic shift in deposits, as maturing certificates of deposits were channeled into interest-bearing transaction accounts, primarily money market deposits. During this continued period of declining interest rates, more customers were unwilling to renew their certificates of deposits at substantially lower rates for a longer period, and chose to "park" their funds in more readily-available money market deposits. Reliance Bank management has been competitive with its money market deposit rates, to take advantage of customers' desire for more accessible funds during this time of declining interest rates.

Average Federal funds purchased and securities sold under repurchase agreements remained stable for the nine months ended September 30, 2002 and 2001, at $10,693,491 and $10,573,959, respectively.

Net interest income for the three months ended September 30, 2002 increased $582,515 (84.90%) to $1,268,655 from the net interest income earned of $686,140 for the three months ended September 30, 2001. The net interest margin increased 50 basis points to 2.87% for the three months ended September 30, 2002 from the 2.37% net interest margin for the three months ended September 30, 2001. Fueling these increases were Reliance Bancshares' continued strong growth in the levels of interest-earning assets and interest-bearing liabilities and the continued decline in interest rates.

Average interest-earning assets increased $60,376,708 (52.48%) to $175,428,884 for the three months ended September 30, 2002 from the $115,052,176 average for the three months ended September 30, 2001. Loans as a percentage of total average interest-earning assets for the three months ended September 30, 2002 increased to 53.62% from the 45.40% level for the three months ended September 30, 2001. Conversely, the percentage of average interest-earning assets comprised of investment securities declined to 45.87% for the three months ended September 30, 2002 from the 51.03% level for the three months ended September 30, 2001.

Average interest-bearing liabilities increased $49,713,300 (49.18%) to $150,798,517 for the three months ended September 30, 2002 from the $101,085,217 average for the three months ended September 30, 2001.

The following table sets forth, on a tax equivalent basis for the three and nine months ended September 30, 2002 and 2001, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in yields/rates:

	Amount of Increase (Decrease)					
	Nine Month Periods Change from 2001 to 2002 Due to			Three Month Periods Change from 2001 to 2002 Due to		
	Volume (1)	Rate (2)	Total	Volume (1)	Rate (2)	Total
Interest income:						
Loans	$2,086,996	(742,718)	1,344,278	719,273	(210,675)	508,598
Taxable investment securities	866,410	(687,196)	179,214	272,628	(261,146)	11,482
Short-term investments	(9,447)	(31,664)	(41,111)	(17,619)	(11,204)	(28,823)
Total interest income	2,943,959	(1,461,578)	1,482,381	974,282	(483,025)	491,257
Interest expense:						
Interest-bearing transaction accounts	457,144	(310,443)	146,701	145,117	(104,957)	40,160
Savings accounts	58,321	(69,005)	(10,684)	19,095	(18,579)	516
Time deposits of $100,000 or more	521,710	(535,482)	(13,772)	148,504	(165,288)	(16,784)
Other time deposits	374,453	(475,587)	(101,134)	97,243	(179,421)	(82,178)
Total deposits	1,411,628	(1,390,517)	21,111	409,959	(468,245)	(58,286)
Federal funds purchased and securities sold under repurchase agreements	4,259	(213,185)	(208,926)	13,784	(46,304)	(32,520)
Other short-term borrowings	(739)	(567)	(1,306)	(420)	–	(420)
Long-term borrowings	93,209	265	93,474	(32)	–	(32)
Total interest expense	1,508,357	(1,604,004)	(95,647)	423,291	(514,549)	(91,258)
Net interest income	$1,435,602	142,426	1,578,028	550,991	31,524	582,515

(1) Change in volume multiplied by yield/rate of prior year.
(2) Change in yield/rate multiplied by volume of prior year.

NOTE: The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Possible Loan Losses. The provision for possible loan losses charged to earnings for the years ended December 31, 2001, 2000, and 1999 totaled $360,000, $246,571, and $145,000, respectively. The provision for loan losses charged for the three and nine months ended September 30, 2002 totaled $94,000 and $300,000, respectively, and for the three and nine months ended September 30, 2001 totaled $110,000 and $235,000, respectively. As a relatively new bank, Reliance Bank has thus far only charged off one loan for $1,571 (in 2000) and has not yet established a charge-off history from which to derive a required reserve level; however, new banks chartered in the State of Missouri are required to maintain a reserve for possible loan losses of at least 1% of net outstanding loans until such time that a history of charge-offs or more finite allocation method can be developed. At December 31, 2001 and 2000, and September 30, 2002, Reliance Bank's reserve for possible loan losses as a percentage of net outstanding loans was 1.05%, 1.02%, and 1.01%, respectively.

Noninterest Income. Total noninterest income for the year ended December 31, 2001, excluding security sale and hedging gains and losses, increased $97,245 (97.70%) to $196,776 from the $99,531 earned for the year ended December 31, 2000, which had increased $37,572 (60.64%) over the $61,959 earned in the year ended December 31, 1999. The most significant component of these increases was the gain on sale of loans sold in the secondary market, as this income increased $67,399 (307.89%) in 2001 from the $21,891 earned on such activities in 2000, which was Reliance Bank's first year of activity in this business. The significant decline in the level of interest rates during 2001 caused a boom in the mortgage refinancing market, as customers sought to significantly lower their monthly payments through the refinancing of their fixed rate mortgage loans. In 2001, a total of $12,660,875 of mortgages were refinanced by Reliance Bank, compared with only $1,704,050 in 2000. Reliance Bank does not retain the servicing on any of these loans sold in the secondary market.

Service charges on deposit accounts increased $19,175 (87.59%) to $41,067 for the year ended December 31, 2001 from the $21,892 earned for the year ended December 31, 2000, which had increased $19,171 from the $2,721 earned in 1999, consistent with the overall growth of Reliance Bank's deposit portfolio.

Reliance Bank recorded net security sale gains of $204,587 in 2001, compared with net security sale losses of $42,125 and $538 in 2000 and 1999, respectively. The bank also recorded net hedging losses of $150,825 in 2001. A more detailed discussion of these investment activities is included in the "*Liquidity and Rate Sensitivity Management*" section within this "RELIANCE BANCSHARES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" section.

Total noninterest income for the nine months ended September 30, 2002, excluding security sale and hedging gains and losses, increased $12,111 (8.66%) to $151,994 from the $139,883 earned for the first nine months of 2001. Secondary mortgage market gains were strong for both periods, as Reliance Bank earned $55,059 and $58,906 for the nine months ended September 30, 2002 and 2001, respectively. Service charges on deposit accounts for the nine months ended September 30, 2002 increased $5,090 (16.84%) to $35,320 from the $30,230 earned during the first nine months of 2001, again consistent with the overall growth of Reliance Bank's deposit portfolio. Other noninterest income for the nine months ended September 30, 2002 increased $10,868 to $61,615 from the $50,747 earned during the first nine months of 2001, resulting from services purchased from new customers at Reliance Bank's northwest St. Louis County facility, which opened in October 2001.

Total noninterest income for the three months ended September 30, 2002 excluding security sale and hedging gains and losses, increased $16,493 (35.34%) to $63,162 from the $46,669 earned during the third quarter of 2001, for the same reasons as highlighted above for the nine-month comparison.

Noninterest Expense. Noninterest expense increased $629,668 (45.21%) for the year ended December 31, 2001 to $2,022,368 from the $1,392,700 incurred for the year ended December 31, 2000, which was a $380,410 (37.58%) increase over expenses incurred for the year ended December 31, 1999. Each of the categories of noninterest expense increased during 2001 due to the addition of a second branch location in northwest St. Louis County in October 2001 and the overall growth of Reliance Bank's customer base. The steady growth in noninterest expenses during 2000 and 1999 reflect the initial growth of Reliance Bank. 1999 also includes developmental stage expenses prior to the bank's opening.

Noninterest expense increased $459,795 (30.49%) for the nine months ended September 30, 2002 to $1,968,054 from the $1,508,259 incurred for the nine months ended September 30, 2001. Noninterest expense for the three months ended September 30, 2002 increased $158,409 (30.09%) to $684,916 from the $526,507 incurred during the third quarter of 2001. For both the nine month and three month comparisons, the increase in noninterest expense was primarily attributable to the opening of the northwest St. Louis County branch in October 2001 and the overall growth of Reliance Bank's customer base.

Income Taxes. Applicable income tax expense (benefit) was $168,709 for the year ended December 31, 2001, compared with $(29,741) and $(145,088) for the years ended December 31, 2000 and 1999, respectively. The effective tax rates for 2001, 2000, and 1999 were 31.48%, 30.68%, and 26.64%. Applicable income tax expense for the nine months ended September 30, 2002 and 2001 were $311,655 and $147,442, respectively, with effective tax rates of 24.52% and 31.44%, respectively. Applicable income tax expense for the three months ended September 30, 2002 and 2001 were $177,155 and $103,492, respectively, with effective tax rates of 31.96% and 33.58%, respectively. The primary reason for the lower effective tax rate for the nine months ended September 30, 2002 is a modification made to certain deferred tax assets to reflect the expected tax rates at which such assets will be realized.

Financial Condition. Total assets of Reliance Bancshares grew $51,306,603 (61.44%) to $134,819,609 at December 31, 2001, from $83,513,006 at December 31, 2000. This growth continued, as Reliance Bancshares' total assets grew an additional $62,716,942 (46.52%) to $197,536,551 at September 30, 2002. This growth resulted from Reliance Bancshares' continued emphasis on growth, a strong capital base, competitive pricing of Reliance Bank products, a resilient St. Louis County economy, and an interest rate and investment environment that has provided increased liquidity to the banking system.

Total deposits of Reliance Bancshares grew $41,944,954 (73.54%) to $98,979,421 at December 31, 2001, from $57,034,467 at December 31, 2000. Total deposits grew an additional $56,554,154 (57.14%) to $155,533,575. The addition of a second branch location in October 2001 and Reliance Bank's competitive pricing of deposits has resulted in this growth.

Short-term borrowings, consisting of Federal funds purchased, sweep repurchase agreements, and the Federal Reserve Bank treasury tax and loan note option, have remained stable over the periods, with balances at September 30, 2002, and December 31, 2001 and 2000 of $10,896,135, $15,333,021, and $11,480,793, respectively. The larger balance at December 31, 2001 resulted from a temporary funding need, with Federal funds purchased incurred of $4.0 million on that day.

Total loans increased $33,352,366 (87.36%) to $71,531,370 at December 31, 2001, from $38,179,004 at December 31, 2000. Loans continued to grow in 2002, as Reliance Bank added $32,061,533 (44.82%) to its loan totals at September 30, 2002. Reliance Bancshares' management has emphasized the need of Reliance Bank to grow its loan portfolio to improve Reliance Bank's net interest margin, without however, sacrificing the quality of Reliance Bank's assets.

Investment securities, all of which are maintained as available for sale, increased $16,935,153 (42.09%) to $57,166,316 at December 31, 2001, from the $40,231,163 maintained at December 31, 2000. Investment securities grew an additional $30,824,101 (53.92%) to $87,990,417 at September 30, 2002. The continued growth of the Reliance Bank deposit portfolio has allowed for the funding of new loan growth along with continued investment in the bond market. The bank has attempted to minimize its investment in short-term investments, given the low interest rates offered thereon, compared with other investment opportunities in the bond market.

The capitalization of Reliance Bancshares has remained extremely strong since its initial capitalization in 1998. Total capital at September 30, 2002, and December 31, 2001 and 2000 was $25,257,659, $15,275,417, and $14,419,182, respectively, with capital-to-asset percentage of 12.79%, 11.33%, and 17.27%, respectively. Since its inception, Reliance Bancshares has had four separate private placement offerings, all of which were oversubscribed. Also increasing the capital base is the net holding gains on available for sale securities, which totaled $1,075,076 at September 30, 2002. Other than the short-term borrowings and Federal Home Loan Bank of Des Moines term debt discussed above, Reliance Bancshares has no debt outstanding at September 30, 2002.

The following tables show the condensed average balance sheets for the periods reported and the percentage of each principal category of assets, liabilities and stockholders' equity to total assets. Also shown is the average yield on each category of interest-earning assets and the average rate paid on each category of interest-bearing liabilities for each of the periods reported.

	Three Months Ended September 30, 2002			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 94,064,670	51.45%	$ 1,556,226	6.56%
Taxable investment securities (3)	80,473,823	44.02	879,795	4.34
Short-term investments	890,391	0.49	3,499	1.56
Total earning assets	175,428,884	95.96	2,439,520	5.52
Nonearning assets:				
Cash and due from banks	1,805,000	0.99		
Reserve for loan losses	(1,014,367)	(0.55)		
Fixed assets	3,763,990	2.06		
Other assets	1,216,809	0.67		
Available-for-sale investment market valuation	1,616,880	0.87		
Total nonearning assets	7,388,312	4.04		
Total assets	$ 182,817,196	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 42,249,317	23.11%	224,801	2.11%
Savings	6,682,699	3.66	36,029	2.14
Time deposits of $100,000 or more	40,593,421	22.20	305,133	2.98
Other time deposits	46,423,262	25.39	495,101	4.23
Long-term borrowings	4,300,000	2.35	53,406	4.93
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	10,549,818	5.78	56,395	2.12
Other short-term borrowings	–	–	–	–
Total interest-bearing liabilities	150,798,517	82.49	1,170,865	3.08
Noninterest-bearing deposits	8,433,873	4.61		
Other liabilities	1,355,264	0.74		
Total liabilities	160,587,654	87.84		
SHAREHOLDERS' EQUITY	22,229,542	12.16		
Total liabilities and equity	$ 182,817,196	100.00%		
Net interest income			$ 1,268,655	
Net yield on earning assets				2.87%

(Continued)

	Three Months Ended September 30, 2001			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 52,228,550	43.24%	$ 1,047,628	7.96%
Taxable investment securities (3)	58,706,888	48.60	868,313	5.87
Short-term investments	4,116,738	3.41	32,322	3.11
Total earning assets	115,052,176	95.25	1,948,263	6.72
Nonearning assets:				
Cash and due from banks	1,455,492	1.20		
Reserve for loan losses	(563,016)	(0.47)		
Fixed assets	3,213,272	2.66		
Other assets	950,243	0.79		
Available-for-sale investment market valuation	682,267	0.57		
Total nonearning assets	5,738,258	4.75		
Total assets	$ 120,790,434	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 19,678,664	16.29%	184,641	3.72%
Savings	3,858,347	3.19	35,513	3.65
Time deposits of $100,000 or more	25,210,192	20.88	321,917	5.07
Other time deposits	39,018,571	32.30	577,279	5.87
Long-term borrowings	4,300,000	3.56	53,438	4.93
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	8,960,909	7.42	88,915	3.94
Other short-term borrowings	58,534	0.05	420	2.85
Total interest-bearing liabilities	101,085,217	83.69	1,262,123	4.95
Noninterest-bearing deposits	4,084,176	3.38		
Other liabilities	775,980	0.64		
Total liabilities	105,945,373	87.71		
SHAREHOLDERS' EQUITY	14,845,061	12.29		
Total liabilities and equity	$ 120,790,434	100.00%		
Net interest income			$ 686,140	
Net yield on earning assets				2.37%

(Continued)

	Nine Months Ended September 30, 2002			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 86,480,570	52.26%	$ 4,283,985	6.62%
Taxable investment securities (3)	69,921,881	42.26	2,468,488	4.72
Short-term investments	2,082,145	1.26	24,822	1.59
Total earning assets	158,484,596	95.78	6,777,295	5.72
Nonearning assets:				
Cash and due from banks	1,899,145	1.15		
Reserve for loan losses	(915,974)	(0.55)		
Fixed assets	3,781,060	2.29		
Other assets	1,076,207	0.65		
Available-for-sale investment market valuation	1,145,083	0.68		
Total nonearning assets	6,985,521	4.22		
Total assets	$ 165,470,117	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 37,175,557	22.47%	617,844	2.22%
Savings	5,632,647	3.40	95,162	2.26
Time deposits of $100,000 or more	37,927,114	22.92	891,508	3.14
Other time deposits	42,019,234	25.39	1,404,807	4.47
Long-term borrowings	4,300,000	2.60	157,942	4.91
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	10,693,491	6.46	171,359	2.14
Other short-term borrowings	15,361	0.01	187	1.63
Total interest-bearing liabilities	137,763,404	83.25	3,338,809	3.24
Noninterest-bearing deposits	6,640,020	4.01		
Other liabilities	1,083,980	0.66		
Total liabilities	145,487,404	87.92		
SHAREHOLDERS' EQUITY	19,982,713	12.08		
Total liabilities and equity	$ 165,470,117	100.00%		
Net interest income			$ 3,438,486	
Net yield on earning assets				2.90%

(Continued)

	Nine Months Ended September 30, 2001			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 46,560,161	45.43%	$ 2,939,707	8.44%
Taxable investment securities (3)	48,144,410	46.97	2,289,274	6.36
Short-term investments	2,491,664	2.43	65,933	3.54
Total earning assets	97,196,235	94.83	5,294,914	7.28
Nonearning assets:				
Cash and due from banks	1,309,649	1.28		
Reserve for loan losses	(490,604)	(0.48)		
Fixed assets	3,039,698	2.97		
Other assets	895,624	0.87		
Available-for-sale investment market valuation	542,097	0.53		
Total nonearning assets	5,296,464	5.17		
Total assets	$ 102,492,699	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 14,668,000	14.31%	471,143	4.29%
Savings	3,136,318	3.06	105,846	4.51
Time deposits of $100,000 or more	20,908,683	20.40	905,280	5.79
Other time deposits	32,587,787	31.80	1,505,941	6.18
Long-term borrowings	1,764,103	1.72	64,468	4.89
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	10,573,959	10.32	380,285	4.81
Other short-term borrowings	54,913	0.05	1,493	3.64
Total interest-bearing liabilities	83,693,763	81.66	3,434,456	5.49
Noninterest-bearing deposits	3,427,438	3.34		
Other liabilities	712,638	0.70		
Total liabilities	87,833,839	85.70		
SHAREHOLDERS' EQUITY	14,658,860	14.30		
Total liabilities and equity	$ 102,492,699	100.00%		
Net interest income			$ 1,860,458	
Net yield on earning assets				2.56%

(Continued)

	Year Ended December 31, 2001			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 51,635,093	46.94%	$ 4,127,508	7.99%
Taxable investment securities (3)	50,766,877	46.15	3,094,070	6.09
Short-term investments	1,867,072	1.69	65,933	3.53
Total earning assets	104,269,042	94.78	7,287,511	6.99
Nonearning assets:				
Cash and due from banks	1,372,671	1.25		
Reserve for loan losses	(541,452)	(0.49)		
Fixed assets	3,225,512	2.93		
Other assets	915,739	0.83		
Available-for-sale investment market valuation	771,037	0.70		
Total nonearning assets	5,743,507	5.22		
Total assets	$ 110,012,549	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 16,370,140	14.88%	613,511	3.75%
Savings	3,337,476	3.03	131,487	3.94
Time deposits of $100,000 or more	21,730,966	19.75	1,185,759	5.46
Other time deposits	35,128,343	31.93	2,079,554	5.92
Long-term borrowings	2,403,288	2.18	117,905	4.91
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	11,163,869	10.16	489,582	4.39
Other short-term borrowings	63,934	0.06	1,916	3.00
Total interest-bearing liabilities	90,198,016	81.99	4,619,714	5.12
Noninterest-bearing deposits	4,250,734	3.86		
Other liabilities	778,420	0.71		
Total liabilities	95,227,170	86.56		
SHAREHOLDERS' EQUITY	14,785,379	13.44		
Total liabilities and equity	$ 110,012,549	100.00%		
Net interest income			$ 2,667,797	
Net yield on earning assets				2.56%

(Continued)

	Year Ended December 31, 2000			
	Average Balance	Percent of Total Assets	Interest Income/ Expense	Average Yield/ Rate
ASSETS				
Loans (1) (2) (3)	$ 24,898,700	40.99%	$ 2,199,224	8.83%
Taxable investment securities (3)	30,088,775	49.53	1,941,070	6.45
Short-term investments	1,842,310	3.03	113,064	6.14
Total earning assets	56,829,785	93.55	4,253,358	7.48
Nonearning assets:				
Cash and due from banks	916,877	1.51		
Reserve for loan losses	(261,456)	(0.43)		
Fixed assets	2,650,810	4.36		
Other assets	886,051	1.46		
Available-for-sale investment market valuation	(271,982)	(0.45)		
Total nonearning assets	3,920,300	6.45		
Total assets	$ 60,750,085	100.00%		
LIABILITIES				
Interest-bearing liabilities:				
Interest-bearing transaction accounts	$ 12,861,724	21.17%	685,121	5.33%
Savings	1,083,940	1.78	61,223	5.65
Time deposits of $100,000 or more	12,512,742	20.60	796,136	6.36
Other time deposits	11,682,907	19.23	735,146	6.29
Long-term borrowings	–	–	–	–
Short-term borrowings:				
Federal funds purchased and securities sold under repurchase agreements	9,142,675	15.06	488,219	5.34
Other short-term borrowings	38,182	0.06	2,576	6.75
Total interest-bearing liabilities	47,322,170	77.90	2,768,421	5.85
Noninterest-bearing deposits	2,551,544	4.20		
Other liabilities	303,453	0.50		
Total liabilities	50,177,167	82.60		
SHAREHOLDERS' EQUITY	10,572,918	17.40		
Total liabilities and equity	$ 60,750,085	100.00%		
Net interest income			$ 1,484,937	
Net yield on earning assets				2.61%

(1) Interest includes loan fees, recorded as discussed in Note 1 to Reliance Bancshares consolidated financial statements.

(2) Reliance Bancshares had no nonaccrual loans during the periods presented.

(3) Interest yields are presented on a tax-equivalent basis, as Reliance Bancshares had no nontaxable interest income in the periods presented.

Risk Management

Management's objective in structuring the balance sheet is to maximize the return on average assets while minimizing the associated risks. The major risks concerning Reliance Bancshares are credit, liquidity and interest rate risks. The following is a discussion concerning Reliance Bancshares' management of these risks.

Credit Risk Management. Managing risks that Reliance Bank assumes in providing credit products to customers is extremely important. Credit risk management includes defining an acceptable level of risk and return, establishing appropriate polices and procedures to govern the credit process and maintaining a thorough portfolio review process.

Of equal importance in the credit risk management process are the ongoing monitoring procedures performed as part of Reliance Bank's loan review process. Credit policies are examined and procedures reviewed for compliance each year. Loan personnel also continually monitor loans after disbursement in an attempt to recognize any deterioration which may occur so that appropriate corrective action can be initiated on a timely basis.

Since its inception, Reliance Bank has never had to place a loan on nonaccrual status, and has incurred only one charge-off (in 2000) for $1,571. The bank had no loans to any foreign countries at September 30, 2002, or at December 31, 2001 and 2000, nor did it have any concentration of loans to any industry on these dates, although a significant portion of Reliance Bank's loan portfolio is secured by real estate in the St. Louis County area. Reliance Bank has also refrained from financing speculative transactions such as highly leveraged corporate buyouts, or thinly-capitalized speculative start-up companies. Additionally, Reliance Bancshares had no other interest-earning assets which were considered to be risk-element assets at September 30, 2002 or December 31, 2001 and 2000.

A summary of loans by type at December 31, 2001 and 2000 is as follows:

	December 31, 2001	December 31, 2000
Commercial:		
Real estate	$ 21,208,810	18,192,582
Other	27,471,182	7,662,336
Real estate:		
Construction	7,816,273	1,540,526
Residential	13,784,522	8,633,248
Consumer	1,250,583	2,150,312
	$ 71,531,370	38,179,004

Commercial real estate loans consist of loans secured by commercial property primarily located in the greater St. Louis Metropolitan Area served by Reliance Bank, and generally represent properties used by the bank's customers in their trade or business.

Other commercial loans primarily include operating, equipment, inventory and accounts receivable financing to small and medium size businesses in the greater St. Louis Metropolitan Area. Such loans are generally secured by the business assets of the entity and are personally guaranteed by the principal owners thereof. While collateral value is an important element of the underwriting process, cash flow analyses and debt service capacity are considered the most critical factors.

Real estate construction loans represent an extension of Reliance Bank's real estate lending activities. These loans are made on local construction projects to reputable construction companies, generally with tenants/owners already in place. The bank does not finance many speculative construction projects and, when done, are with reputable builders with strong track records and adequate net worth. Loan disbursements are typically based on actual material and labor costs incurred, with the loans being collateralized by the actual construction project property.

Residential real estate loans are predominantly made to finance single-family, owner-occupied properties in the greater St. Louis Metropolitan Area. Loan-to-value percentage requirements for collateral are based on the lower of the purchase price or appraisal and are normally limited to 80%, unless credit enhancements are added. Appraisals are required on all owner-occupied residential real estate loans and private mortgage insurance is required if the loan-to-value percentage exceeds 85%. These loans generally have a short duration of three years or less, with some loans repricing more frequently. Long-term, fixed rate mortgages are generally not retained in Reliance Bank's loan portfolio, but rather are sold into the secondary market.

Consumer loans predominantly consist of installment loans made for the purchase of new or used cars. These loans are underwritten by Reliance Bank and are secured by the underlying vehicles. The bank has no involvement with indirect dealer lending arrangements.

As noted above, Reliance Bank has never had to place a loan on nonaccrual status since the bank's inception. Additionally, the bank had no loans that were past due 90 days or more or restructured loans at September 30, 2002, December 31, 2001 and 2000. In the normal course of business, Reliance Bank's practice is to consider and act upon borrowers' requests for renewal of loans at their maturity. Evaluation of such requests includes a review of the borrower's credit history, the collateral securing the loan, and the purpose of such requests. In general, loans which Reliance Bank renews at maturity require payment of accrued interest, a reduction in the loan balance, and/or the pledging of additional collateral and a potential adjustment of the interest rate to reflect changes in the economic conditions.

Potential Problem Loans. As of December 31, 2001, Reliance Bank had one loan with a total principal balance of $299,925 that was identified by management as having possible credit problems that raise doubts as to the ability of the borrower to comply with the current repayment terms. While this borrower was meeting all the terms of the applicable loan agreements, and adequate collateral coverage was maintained, the borrower's financial condition caused management to believe that this loan may result in reclassification at some future time as nonaccrual, past due or restructured.

At September 30, 2002, and December 31, 2001 and 2000, the reserve for possible loan losses was $1,050,000, $750,000, and $390,000, respectively, or 1.01%, 1.05%, and 1.02% of net outstanding loans, respectively. The following table summarizes Reliance Bank's loan loss experience for the years ended December 31, 2001 and 2000. Bank management believes that the strong underwriting process implemented at the bank's inception and consistently applied throughout the bank's existence will allow for continued maintenance of adequate asset quality, requiring only a minimum reserve for exposure therein.

	Year Ended December 31,	
	2001	2000
Average loans outstanding	$ 51,635,093	$ 24,898,700
Reserve at beginning of year	$ 390,000	$ 145,000
Provision for possible loan losses	360,000	246,571
	750,000	391,571
Charge-offs:		
Commercial loans:		
Real estate	–	–
Other	–	–
Real estate:		
Construction	–	–
Residential	–	–
Consumer	–	(1,571)
Total charge-offs	–	(1,571)
Recoveries:		
Commercial loans:		
Real estate	–	–
Other	–	–
Real estate:		
Construction	–	–
Residential	–	–
Consumer	–	–
Total recoveries	–	–
Reserve at end of year	$ 750,000	$ 390,000
Net charge-offs to average loans	– %	0.006%
Ending reserve to net outstanding loans at end of year	1.05%	1.02%

In determining an adequate balance in the reserve for possible loan losses, management places its emphasis as follows: evaluation of the loan portfolio with regard to potential future exposure on loans to specific customers and industries, including an outsourced annual loan review function; reevaluation of each watch list loan or loan classified by supervisory authorities (none to date); and an overall review of the remaining portfolio in light of past loan loss experience. Any problems or loss exposure estimated in these categories would be provided for in the total current period reserve. Given the lack of charge off history experienced by Reliance Bank in its early existence and the lack of loan problems encountered to date, this portfolio analysis has resulted in a computed reserve level much lower than that mandated for new banks by the banking regulators. As noted previously, new banks chartered in Missouri must maintain a reserve for possible loan losses of at least 1% of net outstanding loans for the first several years of their existence.

Management views the reserve for possible loan losses as being available for all potential or presently unidentifiable loan losses which may occur in the future. The risk of future losses that is inherent in the loan portfolio is not precisely attributable to a particular loan or category of loans. Based on its review for adequacy, management has estimated those portions of the reserve that could be attributable to major categories of loans as detailed in the following table at December 31, 2001 and 2000, which equates to a 1% reserve allocation across all loan categories.

	2001		2000	
	Amount	Categories % of Total Loans	Amount	Categories % of Total Loans
Reserve allocation:				
Commercial:				
Real estate	$ 212,088	29.65%	$ 181,926	47.65%
Other	274,712	38.40	76,623	20.07
Real estate:				
Construction	78,163	10.93	15,405	4.04
Residential	137,845	19.27	86,332	22.61
Consumer	12,506	1.75	21,503	5.63
Unallocated	34,686	–	8,211	–
	$ 750,000	100.00%	$ 390,000	100.00%

Allocations estimated for the loan categories do not specifically represent that loan charge-offs of that magnitude will be experienced in each of the respective categories; in fact, the allocation reflects the banking regulators' mandated reserves for new banks. The allocation does not restrict future loan losses attributable to a particular category of loans from being absorbed either by the portion of the reserve attributable to other categories or by an unallocated portion of the reserve. The risk factors considered when determining the overall level of the reserve would be the same when estimating the allocation by major category, as specified in the reserve summary, once Reliance Bank has established a longer history of loan underwriting.

Reliance Bank does not anticipate any significant charge-offs to be incurred in 2002. For the nine months ended September 30, 2002, no charge-offs have been incurred. The bank anticipates continuing to provide for a reserve for possible loan losses of at least 1% of net outstanding loans for the foreseeable future.

Liquidity and Rate Sensitivity Management. Management of rate sensitive interest-earning assets and interest-bearing liabilities remains a key to Reliance Bancshares' profitability. The operations of Reliance Bancshares are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of Reliance Bancshares' interest-earning assets and the amount of interest-bearing liabilities that are prepaid or withdrawn, mature or reprice in specified periods. The principal objective of Reliance Bancshares' asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of Reliance Bancshares. Reliance Bank utilizes gap analyses as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each quarter. Reliance Bank management also monitors, on a quarterly basis the variability of earnings and fair value of equity in various interest rate environments. Bank management evaluates the bank's risk position to determine whether the level of exposure is significant enough to hedge a potential decline in earnings and value or whether the bank can safely increase risk to enhance returns.

Liquidity is a measurement of Reliance Bank's ability to meet the borrowing needs and the deposit withdrawal requirements of its customers. The composition of assets and liabilities is actively managed to maintain the appropriate level of liquidity in the balance sheet. Management is guided by regularly-reviewed policies when determining the appropriate portion of total assets which should be comprised of readily-marketable assets available to meet conditions that are reasonably expected to occur.

Liquidity is primarily provided to Reliance Bank through earning assets, including Federal funds sold and maturities and principal payments in the investment portfolio, all funded through continued deposit growth. Secondary sources of liquidity available to the bank include the sale of securities included in the available-for-sale category (with a carrying value of $87,990,417 at September 30, 2002), and borrowing capabilities through correspondent banks and the Federal Home Loan Bank of Des Moines. Additionally, maturing loans also provide liquidity on an on-going basis. Accordingly, Reliance Bank management believes it has the liquidity necessary to meet unexpected deposit withdrawal requirements or increases in loan demand.

The asset/liability management process, which involves structuring the balance sheet to allow approximately equal amounts of assets and liabilities to reprice at the same time, is a dynamic process essential to minimize the effect of fluctuating interest rates on net interest income. The following table reflects Reliance Bank's interest rate gap (rate-sensitive assets minus rate-sensitive liabilities) analysis as of December 31, 2001, individually and cumulatively, through various time horizons (in thousands of dollars), excluding the derivative contracts outstanding on that date:

	Remaining Maturity if Fixed Rate; Earliest Possible Repricing Interval if Floating Rate				
	3 months or less	Over 3 months through 12 months	Over 1 year through 5 years	Over 5 years	Total
Interest-earning assets:					
Loans	$ 30,683	$ 6,651	$ 34,054	$ 143	$ 71,531
Investment securities, at amortized cost	5,033	1,860	11,071	38,210	56,174
Other interest-earning assets	14	–	–	–	14
Total interest-earnings assets	$ 35,730	$ 8,511	$ 45,125	$ 38,353	$127,719
Interest-bearing liabilities:					
Savings, and interest bearing transaction accounts	$ 27,395	$ –	$ –	$ –	$ 27,395
Time certificates of deposit of $100,000 or more	5,185	15,115	3,837	–	24,137
All other time deposits	10,687	20,153	11,539	–	42,379
Nondeposit interest-bearing liabilities	15,333	–	–	4,300	19,633
Total interest-bearing liabilities	$ 58,600	$ 35,268	$ 15,376	$ 4,300	$113,544
Gap by period	$(22,870)	$ (26,757)	$ 29,749	$ 34,053	$ 14,175
Cumulative gap	$(22,870)	$ (49,627)	$ (19,878)	$ 14,175	$ 14,175
Ratio of interest-sensitive assets to interest-sensitive liabilities	0.61x	0.24x	2.93x	8.92x	1.12x
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	0.61x	0.47x	0.82x	1.12x	1.12x

A gap report is used by Reliance Bank management to review any significant mismatch between the repricing points of the bank's rate sensitive assets and liabilities in certain time horizons. A negative gap indicates that more liabilities reprice in that particular time frame and, if rates rise, these liabilities will reprice faster than the assets. A positive gap would indicate the opposite. Management has set policy limits specifying acceptable levels of interest rate risk as measured by the gap report. Gap reports can be misleading in that they capture only the repricing timing within the balance sheet, and fail to capture other significant risks such as basis risk and embedded options risk. Basis risk involves the potential for the spread relationship between rates to change under different rate environments and embedded options risk related to the potential for the alteration of the level and/or timing of cash flows given changes in rates. As indicated in the above table, Reliance Bank operates on a short-term basis similar to most other financial institutions, as its liabilities, with savings and interest-bearing transaction accounts included, could reprice more quickly than its assets. However, the process of asset/liability management in a financial institution is dynamic. Reliance Bank management believes its current asset/liability management program will allow adequate reaction time for trends in the marketplace as they occur, allowing maintenance of adequate net interest margins.

The following table reflects Reliance Bank's interest rate gap (rate sensitive assets minus rate sensitive liabilities) analysis as of September 30, 2002, individually and cumulatively, through various time horizons (in thousands of dollars):

	Remaining Maturity if Fixed Rate; Earliest Possible Repricing Interval if Floating Rate				
	3 months or less	Over 3 months through 12 months	Over 1 year through 5 years	Over 5 years	Total
Interest-earning assets					
Loans	$ 44,020	$ 7,275	$ 52,181	$ 117	$103,593
Investment securities, at amortized cost	1,675	3,262	24,466	56,838	86,241
Other interest-earning assets	20	–	–	–	20
Total interest-earnings assets	$ 45,715	$ 10,537	$ 76,647	$ 56,955	$189,854
Interest-bearing liabilities					
Savings, and interest bearing transaction accounts	$ 46,791	$ –	$ –	$ –	$ 46,791
Time certificates of deposit of $100,000 or more	14,148	26,055	6,445	–	46,648
All other time deposits	11,344	17,521	22,914	–	51,779
Nondeposit interest-bearing liabilities	10,896	–	–	4,300	15,196
Total interest-bearing liabilities	$ 83,179	$ 43,576	$ 29,359	$ 4,300	$160,414
Gap by period	$(37,464)	$ (33,039)	$ 47,288	$ 52,655	$ 29,440
Cumulative gap	$(37,464)	$ (70,503)	$ (23,215)	$ 29,440	$ 29,440
Ratio of interest-sensitive assets to interest-sensitive liabilities	0.55x	0.24x	2.61x	13.25x	1.18x
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	0.55x	0.44x	0.85x	1.18x	1.18x

Reliance Bank management also uses fair market value of equity analyses to help identify longer-term risk that may be included on the current balance sheet. The fair market value of equity is represented by the present value of all future income streams generated by the current balance sheet. Reliance Bancshares measures the fair market value of equity as the net present value of all asset and liability cash flows discounted at forward rates suggested by the current Treasury curve plus appropriate credit spreads. This representation of the change in the fair market value of equity under different rate scenarios gives insight into the magnitude of risk to future earnings due to rate changes. Management has set policy limits relating to declines in the market value of equity. The results of these analyses at September 30, 2002 indicate that Reliance Bancshares' fair market value of equity would decrease 15.12% from an immediate and sustained parallel decrease in interest rates of 100 basis points and increase 13.25% from a corresponding increase in interest rates.

Beginning in the third quarter of 2001, Reliance Bank had entered into certain interest rate related option contracts to manage the interest rate risk inherent in its available-for-sale security portfolio. The contracts qualified as a hedge of a fair value of a recognized asset (i.e., certain available-for-sale securities). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged items (i.e., certain available-for-sale securities) were recorded in noninterest income in the consolidated statements of income. The bank performed an assessment, both at the inception of the hedge and on a monthly basis thereafter, to determine whether these derivatives were highly effective in offsetting changes in the value of the hedged items. Any changes in fair value resulting from hedge ineffectiveness was immediately recorded in noninterest income.

The combination of approximately $48,000,000 of call options and $43,000,000 of put options used to hedge certain available-for-sale securities was designed such that any hedge ineffectiveness would be limited in an increasing interest rate environment. Reliance Bancshares' overall objective in this hedging strategy was to protect the significant market valuation gain which had accumulated in its available-for-sale security portfolio; however, with the continued decline in interest rates which occurred during the period from August 2001 to September 30, 2002, Reliance Bancshares incurred net hedging losses of $410,787 during the time such hedging activities occurred. Reliance Bancshares allowed the derivative contracts to expire in May 2002, without renewal.

Following is a more detailed analysis of the maturity and interest rate sensitivity of Reliance Bank's loan portfolio at December 31, 2001:

	One Year or Less	Over one through over five years	Five years	Total
Commercial:				
Real estate	$ 1,237,494	$ 19,845,588	$ 125,728	$ 21,208,810
Other	12,091,619	15,219,142	160,421	27,471,182
Real estate:				
Construction	4,166,399	3,649,874	–	7,816,273
Residential	6,521,183	7,165,894	97,445	13,784,522
Consumer	504,955	745,628	–	1,250,583
	$24,521,650	$ 46,626,126	$ 383,594	$ 71,531,370

For all loans maturing or repricing beyond the one year time horizon at December 31, 2001, following is a breakdown of such loans into fixed and floating rates.

	Fixed Rate	Floating Rate	Total
Due after one but within five years	$ 34,053,672	$ 12,572,454	$ 46,626,126
Due after five years	143,219	240,375	383,594
	$ 34,196,891	$ 12,812,829	$ 47,009,720

The investment portfolio is closely monitored to assure that Reliance Bank has no unreasonable concentration of securities in the obligations of any single debtor. Other than U.S. Treasury or government agency securities, the bank maintains no concentration of investments in any one political subdivision greater than 10% of its total portfolio.

The book values and estimated market values of Reliance Bank's debt and equity securities at December 31, 2001, all of which are classified as available-for-sale, are summarized in the following table:

	2001		2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 32,248,685	$33,170,447	$ 39,931,378	$ 40,125,463
Equity securities	215,000	215,000	105,700	105,700
Mortgage-backed securities	23,709,874	23,780,869	–	–
	$ 56,173,559	57,166,316$	40,037,078$	40,231,163

The following tables summarize maturity and yield information on Reliance Bank's investment portfolio at December 31, 2001:

	Amortized Cost	Weighted Average Tax-Equivalent Yield
Available-for-sale		
U.S. Government Treasury issues and obligations of U.S. agencies and corporations:		
0 to 1 year	$ 500,000	5.63%
1 to 5 years	10,284,510	5.49
5 to 10 years	15,375,084	6.14
Over 10 years	6,089,091	5.96
Total	$ 32,248,685	5.89
Equity and mortgage-backed securities:		
0 to 1 year	$ –	–%
1 to 5 years	–	–
5 to 10 years	–	–
Over 10 years	–	–
Mortgage-backed securities	23,709,874	5.72
No stated maturity	215,000	6.00
Total	$ 23,924,874	5.72
Combined:		
0 to 1 year	$ 500,000	5.63%
1 to 5 years	10,284,510	5.49
5 to 10 years	15,375,084	6.14
Over 10 years	6,089,091	5.96
Mortgage-backed securities	23,709,874	5.72
No stated maturity	215,000	6.00
Total	$ 56,173,559	5.82

NOTE: Reliance Bancshares held no nontaxable investment securities at December 31, 2001.

Reliance Bank's primary source of liquidity to fund growth is ultimately the generation of new deposits. The following table shows the average daily amount of deposits and the average rate paid on each type of deposit for the years ended December 31, 2001 and 2000:

	Years Ended December 31,			
	2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	$ 4,250,734	– %	$ 2,551,544	– %
Interest-bearing transaction accounts	16,370,140	3.75	12,861,724	5.33
Savings deposits	3,337,476	3.94	1,083,940	5.65
Time deposits of $100,000 or more	21,730,966	5.46	12,512,742	6.36
All other time deposits	35,128,343	5.92	11,682,907	6.29
	$ 80,817,659	4.96%	$40,692,857	5.60

The following table shows the maturity of time deposits of $100,000 or more at December 31, 2001:

Maturity	Time Certificates of Deposits	Other Time Deposits	Total
Three months or less	$ 5,184,998	$ –	$ 5,184,998
Three to six months	3,839,371	–	3,839,371
Six to twelve months	11,275,089	–	11,275,089
Over twelve months	3,149,243	687,885	3,837,128
	$ 23,448,701	$ 687,885	$ 24,136,586

Capital Adequacy. The Federal Reserve Board established risk-based capital guidelines for bank holding companies, which require bank holding companies to maintain minimum levels of "Tier 1 Capital" and "Total Capital." Tier 1 Capital consists of common and qualifying preferred stockholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% of investments in unconsolidated subsidiaries. Total capital consists of, in addition to Tier 1 Capital, mandatory convertible debt, preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt and a portion of the reserve for possible loan losses, less the remaining 50% of qualifying total capital. Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-and off-balance sheet exposures. The minimum required ratio for qualifying Total Capital is 8%, of which at least 4% must consist of Tier 1 Capital.

In addition, Federal Reserve guidelines require bank holding companies to maintain a minimum ratio of Tier 1 Capital to average total assets (net of goodwill) of 3%. The Federal Reserve guidelines state that all of these capital ratios constitute the minimum requirements for the most highly-rated banking organizations, and other banking organizations are expected to maintain capital at higher levels.

As of December 31, 2001 and September 30, 2002, Reliance Bancshares and Reliance Bank were in compliance with the Tier 1 Capital ratio requirement and all other applicable regulatory capital requirements, as calculated in accordance with risk-based capital guidelines. Reliance Bank's Tier 1, Total Capital, and Leverage Ratios were 15.97%, 16.89%, and 9.81%, respectively, at December 31, 2001, and 13.48%, 14.37%, and 8.68%, respectively, at September 30, 2002.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depend on whether the institution in question is "well capitalized," "adequately capitalized,' "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," which are defined by the regulators as follows:

	Minimum Capital Ratios		
	Total Risk-Based Ratio	Tier 1 Risk-Based Ratio	Tier 2 Leverage Ratio
Well capitalized	10%	6%	5%
Adequately capitalized	8	4	4
Undercapitalized	<8	<4	<4
Significantly undercapitalized	<6	<3	<3
Critically undercapitalized	*	*	*

* A critically undercapitalized institution is defined as having a tangible equity to total assets ratio of 2% or less.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver of the institution. The capital category of an institution also determines in part the amount of the premium assessed against the institution for FDIC insurance. At September 30, 2002 and December 31, 2001, Reliance Bank was considered "well capitalized."

Accounting Pronouncements

Several accounting rule changes that will or have gone into effect recently, as promulgated by the Financial Accounting Standards Board (the FASB), will have an effect on Reliance Bancshares' financial reporting process. These accounting rule changes, issued in the form of Financial Accounting Standards include the following:

- In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which established standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed certain issues causing implementation difficulties. Reliance Bancshares has adopted FAS 133, as amended, effective January 1, 2001. The derivative transactions discussed above were handled in accordance with the new pronouncement.

- In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations (FAS 141)," and No. 142, "Goodwill and Other Intangible Assets (FAS 142)." FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement. FAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment, similar to other long-lived assets. FAS 141 became effective on July 1, 2001 and FAS 142 became effective on January 1, 2002. These statements will become applicable to Reliance Bancshares upon the closing of its planned merger with The Bank of Godfrey.

- In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)." FAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. The provisions of FAS 144 became effective for fiscal years beginning after December 15, 2001, Adoption of FAS 144 resulted in no material effect on Reliance Bancshares' consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of the financial instruments of Reliance Bancshares, *see "Liquidity and Rate Sensitivity Management"* within this "RELIANCE BANCSHARES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" section.

Effects of Inflation

Persistent high rates of inflation can have a significant effect on the reported financial condition and results of operations of all industries. However, the asset and liability structure of a financial institution is substantially different from that of an industrial company, in that virtually all assets and liabilities of a financial institution are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution's performance. Interest rates do not necessarily move in the same direction, or in the same magnitude, as the prices of other goods and services.

Inflation, however, does have an important impact on the growth of total assets in the banking industry, often resulting in a need to increase equity capital at higher than normal rates to maintain an appropriate equity-to-assets ratio. One of the most important effects that inflation has had on the banking industry has been to reduce the proportion of earnings paid out in the form of dividends.

Although it is obvious that inflation affects the growth of total assets, it is difficult to measure the impact precisely. Only new assets acquired each year are directly affected, so a simple adjustment of asset totals by use of an inflation index is not meaningful. The results of operations also have been affected by inflation, but again there is no simple way to measure the effect on the various categories of income and expense.

Interest rates in particular are significantly affected by inflation, but neither the timing nor the magnitude of the changes coincide with changes in the consumer price index. Additionally, changes in interest rates on some types of consumer deposits may be delayed. These factors, in turn, affect the composition of sources of funds by reducing the growth of deposits that are less interest sensitive and increasing the need for funds that are more interest sensitive.

Critical Accounting Policies

Reliance Bancshares has established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of the consolidated financial statements. The significant accounting policies of Reliance Bancshares are described in the footnotes to the consolidated financial statements included elsewhere herein. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of Reliance Bancshares.

Reliance Bancshares believes the maintenance of an adequate reserve for possible loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of its consolidated financial statements. Refer to the section entitled "Credit Risk Management" and Note 1 to Reliance Bancshares' consolidated financial statements for a detailed description of the Reliance Bancshares' estimation process and methodology related to the reserve for possible loan losses.

Forward-Looking Statements

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and throughout this Proxy Statement/Offering Circular that relate to the plans, objectives or future performances of Reliance Bancshares may be deemed to be forward-looking statements. Such statements are based on Reliance Bancshares' current management expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties, including the effect that changes in interest rates and costs of funds may have on Reliance Bancshares' earnings and assets, the level of loan defaults and delinquencies, changes in government regulation, and the degree and nature of competition affecting Reliance Bancshares' business and prospects.

DESCRIPTION OF RELIANCE BANCSHARES' EQUITY SECURITIES

The securities being offered pursuant to this Proxy Statement/Offering Circular are Reliance Bancshares Class A common stock. As of the effective date of this Proxy Statement/Offering Circular, each share of Class A common stock has the rights and benefits outlined below. **The following is a summary description of the material rights and benefits of Reliance Bancshares' capital stock and is subject to the detailed provisions of the Restated Articles of Incorporation and Bylaws of Reliance Bancshares and Missouri law.**

General

Reliance Bancshares' authorized capital stock consists of 4,000,000 shares of Class A common stock with a par value of $1.00 and 400,000 shares of preferred stock with no par value. As of February 28, 2003, there were issued and outstanding 1,944,118 shares of Class A common stock and no shares of preferred stock outstanding.

Voting and Other Rights

The holders of shares of Class A common stock are entitled to one vote per share on each matter submitted to a vote of the shareholders. Holders of Class A common stock have no cumulative voting rights and no preemptive or other rights to subscribe for shares in the event of a subsequent offering. Further, there are no conversion or redemption rights of Class A common stock. Holders of Class A common stock participate equally in dividends, when and as declared by the Board of Directors, and share equal liquidation preferences. In the event of liquidation, holders of Class A common stock are entitled to share equally in the distribution of assets, if any.

Reliance Bancshares has authorized for issuance 400,000 shares of preferred stock with no par value. The preferred shares are termed "blank check" stock, which means the Board of Directors is authorized to designate one or more series of such stock, and establish such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations, and restrictions. Reliance Bancshares has no present plans for the issuance of such preferred stock. The issuance of preferred stock could adversely affect the rights of holders of Class A common stock and, therefore, reduce the value of the stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of the holders of Class A common stock until the Board of Directors of Reliance Bancshares determines the specific rights of the holders of preferred stock. However, these effects might include:

- restricting dividends on the common stock,
- diluting the voting power of the common stock,
- impairing the liquidation rights of the common stock, and
- delaying or preventing a change in control of Reliance Bancshares without any action of the shareholders.

Provisions That May Delay or Prevent a Change of Control

The Restated Articles of Incorporation of Reliance Bancshares require the approval of the holders of not less than seventy-five percent of the outstanding shares entitled to vote before Reliance Bancshares may engage in various transactions involving a Substantial Shareholder. Such transactions include:

- the merger or consolidation of Reliance Bancshares with any Substantial Shareholder,
- the sale of all of the assets of Reliance Bancshares with or to any Substantial Holder, or
- any transaction having the effect of increasing the proportionate share of the outstanding shares of any class of equity of which a Substantial Shareholder is the beneficial owner.

However, if two-thirds of the Board of Directors approve the pending transaction, then it may be approved by the shareholders by the affirmative vote required by law. The Restated Articles of Incorporation define a "Substantial Shareholder" as a beneficial owner in the aggregate of more than five percent of the outstanding shares of Reliance Bancshares entitled to vote.

The Bylaws of Reliance Bancshares provide that directors shall serve staggered terms. The Board of Directors consists of three classes of directors, each serving a three-year term ending in a successive year. This provision could have the effect of delaying, deferring or preventing a change in control of Reliance Bancshares. Under Reliance Bancshares' Bylaws, the staggered terms of directors may only be amended by the affirmative vote of not less than seventy-five percent of the outstanding shares of Reliance Bancshares. A director may be removed without cause by a vote of the holders of a seventy-five percent of the shares. A director may be removed for cause by a vote of the holders of a majority of the shares.

The issuance of preferred stock may have the effect of delaying or preventing a change of control of Reliance Bancshares. The Board of Directors may issue preferred stock with such rights and preferences to create voting or other impediments designed to discourage persons seeking to gain control of Reliance Bancshares. For example, preferred stock may be issued and sold to purchasers favorable to the Board of Directors.

SUPERVISION AND REGULATION

General

As a bank holding company, Reliance Bancshares is subject to regulation under the Bank Holding Company Act of 1956, as amended, (the "BHCA") by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"). Bank holding companies are required to file reports with the Federal Reserve Board and to provide such additional information as the Federal Reserve Board may require. Reliance Bancshares' wholly-owned subsidiary, Reliance Bank is regulated primarily by the

Missouri Division of Finance and the FDIC. The Bank of Godfrey is regulated primarily by the Office of Banks and Real Estate under the Illinois Banking Act and the FDIC.

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may:

- acquire substantially all of the assets of any bank,
- acquire more than five percent of the voting stock of a bank or bank holding company which is not already majority owned, or
- merge or consolidate with another bank holding company.

Under the BHCA, a bank holding company is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in business other than that of banking, managing and controlling banks or performing services for its banking subsidiaries. However, the BHCA authorizes the Federal Reserve Board to permit bank holding companies to engage in activities which are so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Certain Transactions With Affiliates

There are various legal restrictions on the extent to which a bank holding company and certain of its non-bank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and are limited, as to any one of the holding company or non-bank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such non-bank subsidiaries in the aggregate, to 20% of such capital stock and surplus. Any capital loans by Reliance Bancshares to Reliance Bank or to The Bank of Godfrey following the Merger (assuming The Bank of Godfrey shareholders approve the Merger and the Merger is consummated), would be subordinate in right of payment to deposits and certain other indebtedness of the bank. The right of Reliance Bancshares, and the right of Reliance Bancshares' creditors and stockholders, to participate in any distribution of the assets or earnings of Reliance Bank or The Bank of Godfrey after the Merger (assuming The Bank of Godfrey shareholders approve the Merger and the Merger is consummated), is necessarily subject to the prior claims of the respective creditors of Reliance Bank or The Bank of Godfrey after the Merger, except to the extent that claims of Reliance Bancshares in its capacity as creditor may be recognized.

FIRREA and FDICIA

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), enacted primarily to deal with problems in the savings and loan industry, also affected commercial banking organizations. FIRREA mandated public disclosure by commercial banks of their Community Reinvestment Act ratings and mortgage lending records, established enhanced enforcement measures which are available for bank regulators to use against commercial banks and bankers and imposed cross liability on insured institutions under common control with any insured institution to which the FDIC gives financial assistance. FIRREA also permits bank holding companies to acquire thrift institutions, subject to the approval of the Federal Reserve Board.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") increased funding for the FDIC's bank insurance fund, and established standards for, and restrictions on, activities of depository institutions based upon capital status and supervisory evaluation by Federal banking regulators. Under FDICIA, depository institutions are placed in one of five capital categories, for which the Federal banking agencies have established specific capital ratio levels. Pursuant to the agencies' regulation, an institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk based capital ratio of at least 6% and a leverage capital ratio of at least 5%. In addition, regardless of a bank's capital level, a bank is not considered "well capitalized" if it is subject to a cease and desist order, formal agreement, capital directive or prompt corrective action directive that requires it to achieve or maintain a higher level of capital. An institution is considered "adequately capitalized" if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a leverage capital ratio of at least 4%. Institutions with capital levels below those necessary to qualify as "adequately capitalized" are deemed to be either "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," depending on their specific capital levels. During its first three (3) years of operation, the Reliance Bank was required to maintain a Tier 1 leverage capital ratio of at least 8%. The Tier 1 leverage capital ratio of Reliance Bank at September 30, 2002 was 8.68%.

FDICIA, through its prompt corrective action system imposes significant operational and management restrictions on depository institutions that are not considered at least "adequately capitalized." Under FDICIA's prompt corrective action system, a depository institution in the "undercapitalized" category must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under any such guarantee is limited to the lesser of 5% of the depository institution's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. A depository institution in the "undercapitalized" category also is subject to limitations in numerous areas including, but not limited to, asset growth; acquisitions; branching; new business lines; acceptance of brokered deposits; and borrowing from the Federal Reserve. Progressively more burdensome restrictions are applied to institutions in the "undercapitalized" category that fail to submit or implement a capital plan and to institutions that are in the "significantly undercapitalized" or "critically undercapitalized" categories. A depository institution's primary Federal banking agency is authorized to downgrade the institution's capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. The capital category assigned to a depository institution also affects its deposit insurance assessment rate. *See* "— FDIC Assessments" within this section below.

FDICIA and the regulations issued thereunder also have:

- limited the use of brokered deposits to "well capitalized" institutions, and "adequately capitalized" institutions that have received waivers from the FDIC;

- established restrictions on the permissible investments and activities of FDIC-insured state chartered depository institutions and their subsidiaries;
- implemented uniform real estate lending rules;
- prescribed standards to limit the risks posed by credit exposure between depository institutions;
- revised risk-based capital rules to include components for measuring the risk imposed by interest rate changes;
- amended various consumer banking laws;
- increased restrictions on loans to an institution's insiders;
- established standards in a number of areas to assure safety and soundness; and
- implemented additional requirements for institutions that have $500 million or more in total assets with respect to annual independent audits, audit committees and management reports related to financial statements, internal controls and compliance with designated laws and regulations.

Capital Adequacy

The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk- responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for depository institutions that are similar to, but not identical with, the standards for bank holding companies.

In general, the risk-related standards require depository institutions and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, depository institutions and bank holding companies are required to maintain capital to support off-balance sheet activities, such as loan commitments.

Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) required by the Federal Reserve Board for bank holding companies are currently 8% for bank holding companies with total assets of $150 million or more. At least one-half of the total capital must be comprised of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, plus certain items such as goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier 1 Capital and a limited amount of loan and lease loss reserves. At September 30, 2002, the Company's total consolidated assets were in excess of the $150 million threshold for this regulation and the Company's Tier 1 Capital ratio was 20.54%.

In addition to the risk-based capital standard, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies with total assets of $150 million or more. These guidelines provide for a minimum ratio of Tier 1 capital to adjusted average total assets, less goodwill and certain other intangibles (the "Leverage Ratio") of 3% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. Other bank holding companies with total assets of $150 million or more generally are required to maintain a Leverage Ratio of at least 4% to 5%. At September 30, 2002, the Company's total consolidated assets were in excess of the $150 million threshold for this regulation and the Company's Leverage Ratio was 13.24%.

The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

Banking agencies have adopted regulations mandating that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation is made as part of the institution's regular safety and soundness examination. Banking agencies also have adopted regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, these banking agencies intend to propose further regulation to establish an explicit risk-based capital requirement for interest rate risk.

Limitations on Dividends

Reliance Bancshares is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of funds to Reliance Bancshares on a parent company only basis currently consists of dividends from Reliance Bank, but will include dividends, if any, from The Bank of Godfrey after the Merger (assuming The Bank of Godfrey shareholders approve the Merger and the Merger is consummated). Various laws and regulation limit the amount of dividends that a subsidiary bank can pay to a bank holding company without regulatory approval.

The payment of dividends by Reliance Bank (and The Bank of Godfrey after the Merger, assuming The Bank of Godfrey shareholders approve the Merger, and the Merger is consummated) also may be affected by other factors, such as the maintenance of adequate capital for those banks.

In addition to the foregoing, applicable regulatory authorities are authorized to prohibit the payment of dividends when such payment would constitute as unsafe and unsound banking practice. The Federal Reserve Board has indicated that it generally would be an unsafe and unsound banking practice to pay dividends except out of current operating earnings. As previously indicated, Federal regulatory authorities have adopted standards for the maintenance of capital. Adherence to such standards may further limit the ability to pay dividends. FDICIA prohibits the payment of dividends or management fees to parent companies by "undercapitalized" financial institutions and even by "well capitalized" institutions where the payment of dividends and management fees to parent companies would render them "undercapitalized."

Under Federal Reserve Board policy, Reliance Bancshares is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support its subsidiary banks in circumstances where it might not choose to do so absent such policy.

FDIC Assessments

The deposits of Reliance Bank and The Bank of Godfrey are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on the bank's capitalization and supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

FIRREA contains a "cross-guarantee" provision that could result in insured depository institutions being assessed for losses incurred by the FDIC in connection with the failure of, or assistance provided by the FDIC to avert failure of, any other insured depository institution controlled by the same bank holding company. Under FIRREA, failure to meet certain capital guidelines could subject a banking institution to a variety of enforcement remedies available to Federal regulatory authorities, including the termination of deposit insurance by the FDIC.

Supervisory Assessments

All Missouri Banks are required to pay Supervisory Assessments to the Missouri Division of Finance to fund the operations of the Missouri Division of Finance. The amount of the assessment is calculated based on a formula established by the Missouri Division of Finance which takes into account the institution's total assets.

Interstate Banking

In September 1994, legislation was enacted that has had a significant effect in restructuring the banking industry in the United States of America. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting:

- bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,

- national and state banks located in different states to merge across state lines, with the approval of the appropriate federal banking agency, unless the home state of either bank passed legislation prior to June 1, 1997 (the effective date of the Act) that prohibited interstate mergers (and only Texas and Montana did so),

- banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state,

- foreign banks to establish, with approval of the regulators in the United States of America, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and

- banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state.

Overall, this legislation is likely to continue to have the effect of increasing competition and promoting consolidation in the banking industry.

Missouri enacted legislation permitting interstate mergers beginning on June 1, 1997, subject to certain conditions, including a prohibition against interstate mergers involving a Missouri bank that has been in existence and continuous operation for fewer than five years.

Recent Legislation

The Deposit Insurance Funds Act of 1996 contains a variety of regulatory relief measures, which modify or eliminate some of the more onerous requirements imposed under Federal banking laws. Among the measures are provisions reducing certain regulatory burdens imposed on bank holding companies. For example, the Funds Act eliminates the requirement that bank holding companies seeking to acquire control of a thrift file an application with the Office of Thrift Supervision (OTS) and for approval to become a unitary savings and loan holding company as a result of such acquisition. The Funds Act also provides that a bank holding company owning or controlling a thrift will no longer be subject to the supervision and regulation of the OTS. The OTS will continue to supervise and regulate all thrifts acquired in such transactions.

On November 12, 1999 the Graham-Leach-Bliley Financial Services Modernization Act of 1999 was enacted into law. This new law repealed the depression era Glass-Steagall Act and provisions of the BCHA which placed restrictions on banking affiliations involving securities firms and insurance companies and thereby provides a framework for expanded financial activities by a new type of bank holding company called a "financial holding company" or a "FHC." These activities include securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The Federal Reserve Board may approve additional financial activities. In order to become a FHC the subsidiary depository institution must be well managed, well capitalized and have at least a "satisfactory" CRA rating. Numerous restrictions were included in order to maintain safety and soundness standards and regulators are given powers to address the same in a prompt manner. Reliance Bancshares has not applied to become a FHC because it is not presently engaged in such activities.

The bill also requires banks to disclose privacy policies and to give customers the option of blocking the sharing or selling of information concerning them to outside companies. It also provides that state laws with more stringent protection take precedence over privacy provisions in the new federal law.

The other major feature of the bill is to require full disclosure of agreements entered into between banks and non-governmental organizations or persons made in connection with the bank's fulfillment of its CRA requirements. For banks under $250 million, they will be subject to routine examination under CRA only once every 60 months if the bank has received a rating of "outstanding record of meeting community credit needs" and at more frequent intervals for other CRA ratings.

Monetary Policy and Economic Conditions

The earnings of Reliance Bancshares will be affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. The Federal Reserve Board regulates the supply of bank credit in order to influence general economic conditions, primarily through open market operations in U.S. Government obligations, varying the discount rate on bank borrowings, varying reserve requirements against member and insured bank deposits and restricting certain borrowings by such banks and their affiliates.

Regulatory Compliance

The management of Reliance Bancshares and Reliance Bank believe that both entities respectively, are in substantial compliance with the federal and state statutes and regulations to which each is subject. The management of Reliance Bancshares has not been informed by the Federal Reserve Board that in the Federal Reserve Board's view, as a bank holding company, Reliance Bancshares is not in substantial compliance with the statutes and rules that the Federal Reserve Board administers. Reliance Bank has not been informed by the Missouri Division of Finance, the governmental entity that issued Reliance Bank its charter, that in the view of the Missouri Division of Finance, Reliance Bank is not in substantial compliance with the state statutes and regulations that the Missouri Division of Finance administers. Finally, Reliance Bank has not been informed by the Federal Deposit Insurance Corporation, the governmental entity that insures Reliance Bank's deposits, that, in the view of the FDIC, Reliance Bank is not in substantial compliance with the federal statutes and regulations that the FDIC administers.

INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Article Eleven of the Restated Articles of Incorporation of Reliance Bancshares provides for the indemnification of its officers and directors to the full extent permitted under Section 351.355 of The General and Business Corporation Law of Missouri. The indemnification provisions set forth in Reliance Bancshares' Bylaws are not drafted as broadly but provide specifics regarding payment of expenses related to indemnification claims. Neither the indemnification provisions in the Restated Articles of Incorporation nor the Bylaws specifically provide for indemnification against liability under the Securities Act of 1933. Nevertheless, the provisions could be interpreted to provide indemnification for Securities Act liabilities.

Both the Restated Articles of Incorporation and the Bylaws of Reliance Bancshares authorize the maintenance of insurance for its officers and directors for liabilities which they may incur in their capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the shares of Reliance Bancshares Class A common stock to be issued in this offering has been passed upon by the law firm of Anderson & Gilbert of St. Louis, Missouri. Mr. Lawder, director and secretary of Reliance Bancshares, Inc. and director and secretary of Reliance Bank, is a partner of Anderson & Gilbert.

EXPERTS

The annual consolidated financial statements of Reliance Bancshares and subsidiary and annual financial statements of The Bank of Godfrey included in this Proxy Statement/Offering Circular, to the extent and for the periods indicated in their reports, have been audited by Cummings, Oberkfell & Ristau, P.C. The interim condensed consolidated financial statements of Reliance Bancshares and subsidiary and interim condensed financial statements of The Bank of Godfrey included in this Proxy Statement/Offering Circular, to the extent and for the periods indicated in their reports, have been reviewed by Cummings, Oberkfell & Ristau, P.C. These financial statements and the information derived from the report referenced therein are included in this Proxy Statement/Offering Circular in reliance upon the authority of Cummings, Oberkfell & Ristau, P.C., as an expert in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Reliance Bancshares, Inc. and Subsidiary

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors
Reliance Bancshares, Inc.:

We have reviewed the accompanying interim condensed consolidated balance sheets of Reliance Bancshares, Inc. and subsidiary as of September 30, 2002 and 2001, and the related interim condensed consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three and nine-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Cummings, Oberkfell & Ristau, P.C.

CUMMINGS, OBERKFELL & RISTAU, P.C.

St. Louis, Missouri
December 11, 2002

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Balance Sheets

September 30, 2002 and 2001

ASSETS		2002	2001
Cash and due from banks	$	1,781,542	1,396,608
Interest-earning deposits in other financial institutions		19,915	12,182
Investments in available-for-sale debt and equity securities, at fair value		87,990,417	67,976,508
Loans		103,592,903	62,152,311
Less - Deferred loan fees/costs		4,927	(3,983)
Reserve for possible loan losses		(1,050,000)	(625,000)
Net loans		102,547,830	61,523,328
Bank premises and equipment, net		3,767,376	3,367,904
Accrued interest receivable		1,371,711	919,284
Other assets		57,760	65,390
	$	197,536,551	135,261,204
LIABILITIES AND STOCKHOLDERS' EQUITY			
Non-interest-bearing deposits	$	10,315,727	4,560,047
Interest-bearing deposits		145,217,848	98,511,280
Total deposits		155,533,575	103,071,327
Short-term borrowings		10,896,135	11,733,313
Long-term borrowings		4,300,000	4,300,000
Accrued interest payable		458,595	565,947
Other liabilities		1,090,587	362,612
Total liabilities		172,278,892	120,033,199
Commitments and contingencies			
Stockholders' equity:			
Common stock, $1 par value; 4,000,000 shares authorized, 1,823,596 and 1,342,618 shares issued and outstanding at September 30, 2002 and 2001, respectively		1,823,596	1,342,618
Surplus		21,461,915	13,405,876
Retained earnings (accumulated deficit)		897,072	(108,105)
Treasury stock, at cost - 5,000 shares		-	(60,000)
Accumulated other comprehensive income - net unrealized holding gains on available-for-sale debt securities		1,075,076	647,616
Total stockholders' equity		25,257,659	15,228,005
	$	197,536,551	135,261,204

See accompanying notes to interim condensed consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Income

Three and Nine Months Ended September 30, 2002 and 2001

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Interest income:				
Interest and fees on loans	$ 1,556,226	1,047,628	4,283,985	2,939,707
Interest on taxable debt and equity securities	879,795	868,313	2,468,488	2,289,274
Interest on short-term investments	3,499	32,322	24,822	65,933
Total interest income	2,439,520	1,948,263	6,777,295	5,294,914
Interest expense:				
Interest on deposits	1,061,064	1,119,350	3,009,321	2,988,210
Interest on short-term borrowings	56,395	89,335	171,546	381,778
Interest on long-term borrowings	53,406	53,438	157,942	64,468
Total interest expense	1,170,865	1,262,123	3,338,809	3,434,456
Net interest income	1,268,655	686,140	3,438,486	1,860,458
Provision for possible loan losses	94,000	110,000	300,000	235,000
Net interest income after provision for possible loan losses	1,174,655	576,140	3,138,486	1,625,458
Noninterest income:				
Mortgage banking revenues	30,710	18,072	55,059	58,906
Service charges on deposit accounts	13,003	13,301	35,320	30,230
Net gains on sales of debt securities	1,378	203,670	208,553	203,566
Hedging gains and losses, net	-	8,237	(259,962)	8,237
Other noninterest income	19,449	15,296	61,615	50,747
Total noninterest income	64,540	258,576	100,585	351,686
Noninterest expense:				
Salaries and employee benefits	370,561	271,119	1,016,601	786,568
Occupancy and equipment expense	84,830	80,031	261,721	202,583
Postage, printing and supplies	14,523	12,101	43,269	42,784
Professional fees	26,111	28,639	66,580	83,455
Data processing	56,683	47,813	175,799	135,591
Miscellaneous taxes and license fees	20,725	26,911	82,649	47,271
Advertising	30,637	23,327	78,204	53,295
Other noninterest operating expenses	80,846	36,566	243,231	156,712
Total noninterest expense	684,916	526,507	1,968,054	1,508,259
Income before applicable income taxes	554,279	308,209	1,271,017	468,885
Applicable income tax expense	177,155	103,492	311,655	147,442
Net income	$ 377,124	204,717	959,362	321,443
Average common shares outstanding:				
Basic	1,758,218	1,337,618	1,609,315	1,340,450
Diluted	1,791,665	1,352,404	1,637,582	1,355,009
Earnings per share:				
Basic	$ 0.21	0.15	0.60	0.24
Diluted	0.21	0.15	0.59	0.24

See accompanying notes to interim condensed consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Comprehensive Income

Nine Months Ended September 30, 2002 and 2001

	2002	2001
Net income	$ 959,362	321,443
Other comprehensive income before tax:		
Net unrealized gains on available-for-sale securities	853,800	990,718
Reclassification adjustment for gains included in net income	(208,553)	(203,566)
Other comprehensive income before tax	645,247	787,152
Income tax related to items of other comprehensive income	219,384	267,632
Other comprehensive income, net of tax	425,863	519,520
Total comprehensive income	$ 1,385,225	840,963

See accompanying notes to interim condensed consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Stockholders' Equity

Nine Months Ended September 30, 2002 and 2001

	Common stock	Surplus	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income - net unrealized holding gains (losses) on available-for-sale securities	Total stock-holders' equity
Balance at December 31, 2000	$ 1,340,618	13,380,016	(429,548)	—	128,096	14,419,182
Net income	—	—	321,443	—	—	321,443
Issuance of 2,000 shares of common stock	2,000	25,860	—	—	—	27,860
Purchase of 5,000 shares of common stock for treasury	—	—	—	(60,000)	—	(60,000)
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	519,520	519,520
Balance at September 30, 2001	$ 1,342,618	13,405,876	(108,105)	(60,000)	647,616	15,228,005
Balance at December 31, 2001	$ 1,342,618	13,405,876	(62,290)	(60,000)	649,213	15,275,417
Net income	—	—	959,362	—	—	959,362
Issuance of 480,978 shares of common stock	480,978	8,011,135	—	—	—	8,492,113
Stock issuance costs	—	(21,346)	—	—	—	(21,346)
Purchase of 10,000 shares of common stock for treasury	—	—	—	(155,000)	—	(155,000)
Sale of 15,000 shares of common stock from treasury	—	66,250	—	215,000	—	281,250
Change in valuation of available-for-sale securities, net of related tax effect	—	—	—	—	425,863	425,863
Balance at September 30, 2002	$ 1,823,596	21,461,915	897,072	—	1,075,076	25,257,659

See accompanying notes to interim condensed consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 959,362	321,443
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	594,091	149,066
Provision for possible loan losses	300,000	235,000
Gains on sale of debt securities	(208,553)	(203,566)
Net hedging losses	259,962	(8,237)
Increase in accrued interest receivable	(456,087)	(196,526)
Decrease in accrued interest payable	(122,051)	(2,006)
Other operating activities, net	143,554	(157,037)
Net cash provided by operating activities	1,470,278	138,137
Cash flows from investing activities:		
Purchase of available-for-sale debt and equity securities	(60,548,884)	(78,505,754)
Proceeds from maturities and calls of available-for-sale debt securities	22,993,286	31,125,047
Proceeds from sales of available-for-sale debt securities	7,217,377	20,978,421
Net increase in loans	(32,036,068)	(23,969,038)
Purchase of bank premises and equipment	(104,465)	(602,077)
Net cash used in investing activities	(62,478,754)	(50,973,401)
Cash flows from financing activities:		
Net increase in deposits	56,554,154	46,036,860
Increase (decrease) in short-term borrowings	(4,436,886)	4,552,520
Issuance of common stock	8,492,113	27,860
Purchase of treasury stock	(155,000)	(60,000)
Sale of treasury stock	281,250	—
Payment of stock issuance costs	(21,346)	—
Net cash provided by financing activities	60,714,285	50,557,240
Net decrease in cash and cash equivalents	(294,191)	(278,024)
Cash and cash equivalents at beginning of period	2,095,648	1,686,814
Cash and cash equivalents at end of period	$ 1,801,457	1,408,790
Supplemental information - cash paid for interest	$ 3,460,860	3,436,462

See accompanying notes to interim condensed consolidated financial statements.

NOTE 1 - BASIS OF PRESENTATION

Reliance Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout St. Louis County, Missouri through the three locations (including a loan production office opened in South St. Louis County in 2002) of its wholly-owned subsidiary, Reliance Bank (the Bank). The Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis County, Missouri area. Additionally, the Company and Bank are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accompanying consolidated financial statements as of and for the three and nine months ended September 30, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions outlined in Rule 10-01 of Regulation S-X of the Securities and Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation, have been included. Operating results for the three and nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the Company's consolidated financial statements and footnotes thereto for the year ended December 31, 2001, included elsewhere herein.

NOTE 2 - IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which established standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed certain issues causing implementation difficulties. The Company has adopted FAS 133, as amended, effective January 1, 2001. See Note 4 below for further discussion of the Company's investment activities.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations (FAS 141)," and No. 142, "Goodwill and Other Intangible Assets (FAS 142)." FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement. FAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment, similar to other long-lived assets. FAS 141 became effective on July 1, 2001 and FAS 142 became effective on January 1, 2002. These statements will become applicable to the Company upon the closing of its planned merger with The Bank of Godfrey, which is discussed further in Note 5 below.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)." FAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. The provisions of FAS 144 became effective for fiscal years beginning after December 15, 2001. Adoption of FAS 144 resulted in no material effect on the Company's consolidated financial position or results of operations.

NOTE 3 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share gives effect to the weighted average shares outstanding and average dilutive common share equivalents. Following are the components of the Company's earnings per share calculations for the three and nine months ended September 30, 2002 and 2001:

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2002	2001	2002	2001
Basic earnings per share:					
Net income	$	377,124	204,717	959,362	321,443
Weighted average common shares outstanding		1,758,218	1,337,618	1,609,315	1,340,450
Income per share	$	0.21	0.15	0.60	0.24
Diluted earnings per share:					
Net income	$	377,124	204,717	959,362	321,443
Weighted average common share outstanding		1,758,218	1,337,618	1,609,315	1,340,450
Average common stock equivalents of options outstanding - based on the treasury stock method using market value		33,447	14,786	28,267	14,559
		1,791,665	1,352,404	1,637,582	1,355,009
Income per share	$	0.21	0.15	0.59	0.24

NOTE 4 - INVESTMENT ACTIVITIES

Beginning in the third quarter of 2001, the Bank had entered into certain interest rate related option contracts to manage the interest rate risk inherent in its available-for-sale security portfolio. The contracts qualified as a hedge of a fair value of a recognized asset (i.e., certain available-for-sale securities). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged items (i.e., certain available-for-sale securities) were recorded in noninterest income in the consolidated statements of income. The Bank performed an assessment, both at the inception of the hedge and on a monthly basis thereafter, to determine whether these derivatives were highly effective in offsetting changes in the value of the hedged items. Any changes in fair value resulting from hedge ineffectiveness were immediately recorded in noninterest income.

The combination of $48,000,000 of call options and $43,000,000 of put options used to hedge certain available-for-sale securities was designed such that any hedge ineffectiveness would be limited in an increasing interest rate environment. The Bank's overall objective in this hedging strategy was to protect the significant market valuation gain which had accumulated in its available-for-sale security portfolio; however, with the continued decline in interest rates which occurred during the period from August 2001 to September 30, 2002, the Bank incurred net hedging losses of $410,787 during the time such hedging activities occurred. The Bank allowed the derivative contracts to expire in May 2002, without renewal.

NOTE 5 - PENDING MERGER

On October 17, 2002, the Company entered into a definitive merger agreement to acquire all of the outstanding capital stock of The Bank of Godfrey, Godfrey, Illinois, which had total assets of $26,612,381 at September 30, 2002. The merger transaction will involve the exchange of $1,850,000 of cash and 96,104 shares of Company common stock for 100% of the outstanding common shares of The Bank of Godfrey. At September 30, 2002, the valuation of the consideration to be given to The Bank of Godfrey was $3,700,000. The transaction will be accounted for as a purchase and is expected to close in the second quarter of 2003, pending the approval of The Bank of Godfrey shareholders and Federal and state banking regulators.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Reliance Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Reliance Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Oberkfell & Ristau, P.C.

CUMMINGS, OBERKFELL & RISTAU, P.C.

St. Louis, Missouri
February 22, 2002

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

ASSETS		2001	2000
Cash and due from banks (note 2)	$	2,081,363	827,827
Interest - earning deposits in other financial institutions		14,285	11,477
Federal funds sold		–	847,510
Investments in available-for-sale debt and equity securities, at fair value (note 3)		57,166,316	40,231,163
Loans (note 4)		71,531,370	38,179,004
Less - Deferred loan fees/costs		(3,343)	286
Reserve for possible loan losses		(750,000)	(390,000)
Net loans		70,778,027	37,789,290
Bank premises and equipment, net (note 5)		3,811,150	2,884,344
Accrued interest receivable		915,624	722,758
Other assets (note 7)		52,844	198,637
	$	134,819,609	83,513,006
LIABILITIES AND STOCKHOLDERS' EQUITY			
Non-interest-bearing deposits	$	5,068,736	4,083,353
Interest-bearing deposits (note 6)		93,910,685	52,951,114
Total deposits		98,979,421	57,034,467
Short-term borrowings (note 8)		15,333,021	11,480,793
Long-term borrowings (note 9)		4,300,000	–
Accrued interest payable		580,646	567,953
Other liabilities (note 7)		351,104	10,611
Total liabilities		119,544,192	69,093,824
Commitments and contingencies (notes 13 and 14)			
Stockholders' equity (notes 11, 12, and 15):			
Common stock, $1 par value; 4,000,000 shares authorized, 1,342,618 and 1,340,618 shares issued and outstanding at December 31, 2001 and 2000, respectively		1,342,618	1,340,618
Surplus		13,405,876	13,380,016
Accumulated deficit		(62,290)	(429,548)
Treasury stock, at cost - 5,000 shares at December 31, 2001		(60,000)	–
Accumulated other comprehensive income - unrealized net holding gains on available-for-sale debt securities, net of related tax		649,213	128,096
Total stockholders' equity		15,275,417	14,419,182
	$	134,819,609	83,513,006

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Years Ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Interest income:				
Interest and fees on loans	$	4,127,508	2,199,224	275,718
Interest on taxable debt and equity securities		3,094,070	1,941,070	802,184
Interest on short-term investments		65,933	113,064	253,512
Total interest income		7,287,511	4,253,358	1,331,414
Interest expense:				
Interest on deposits (note 6)		4,010,311	2,277,626	633,750
Interest on short-term borrowings (note 8)		491,498	490,795	146,437
Interest on long-term borrowings (note 9)		117,905	–	–
Total interest expense		4,619,714	2,768,421	780,187
Net interest income		2,667,797	1,484,937	551,227
Provision for possible loan losses (note 4)		360,000	246,571	145,000
Net interest income after provision for possible loan losses		2,307,797	1,238,366	406,227
Noninterest income:				
Service charges on deposit accounts		41,067	21,892	2,721
Net gains (losses) on sale of debt securities (note 3)		204,587	(42,125)	(538)
Hedging gains and losses (note 3)		(150,825)	–	–
Other noninterest income (note 5)		155,709	77,639	59,238
Total noninterest income		250,538	57,406	61,421
Noninterest expense:				
Salaries and employee benefits (note 10)		1,075,158	757,872	465,847
Occupancy and equipment expense (note 5)		246,370	219,069	185,155
Postage, printing and supplies		59,054	26,391	50,112
Professional fees		99,376	66,773	112,804
Data processing		208,602	96,127	34,675
Miscellaneous taxes and license fees		37,853	8,724	11,252
Advertising		74,278	60,365	86,716
Other noninterest operating expenses		221,677	157,379	65,729
Total noninterest expense		2,022,368	1,392,700	1,012,290
Income (loss) before applicable income taxes		535,967	(96,928)	(544,642)
Applicable income tax expense (benefit) (note 7)		168,709	(29,741)	(145,088)
Net income (loss)	$	367,258	(67,187)	(399,554)
Average common shares outstanding:				
Basic		1,338,248	1,047,082	952,210
Diluted		1,353,034	1,060,194	952,210
Earnings (loss) per share (note 16):				
Basic	$	0.27	(0.06)	(0.42)
Diluted		0.27	(0.06)	(0.42)

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Net income (loss)	$	367,258	(67,187)	(399,554)
Other comprehensive income (loss) before tax:				
Net unrealized gains (losses) on available-for-sale securities		994,158	453,466	(302,045)
Reclassification adjustment for (gains) losses included in net income (loss)		(204,587)	42,125	538
Other comprehensive income (loss) before tax		789,571	495,591	(301,507)
Income tax related to items of other comprehensive income (loss)		268,454	168,501	(102,513)
Other comprehensive income (loss), net of tax		521,117	327,090	(198,994)
Total comprehensive income	$	888,375	259,903	(598,548)

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000, and 1999

	Common stock	Surplus	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income - net unrealized holding gains (losses) on available-for-sale securities	Total stock-holders' equity
Balance at December 31, 1998	$ 952,210	8,542,034	37,193	–	–	9,531,437
Net loss	–	–	(399,554)	–	–	(399,554)
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	–	(198,994)	(198,994)
Balance at December 31, 1999	952,210	8,542,034	(362,361)	–	(198,994)	8,932,889
Net loss	–	–	(67,187)	–	–	(67,187)
Issuance of 388,408 shares of common stock	388,408	4,856,459	–	–	–	5,244,867
Stock issuance costs	–	(18,477)	–	–	–	(18,477)
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	–	327,090	327,090
Balance at December 31, 2000	1,340,618	13,380,016	(429,548)	–	128,096	14,419,182
Net income	–	–	367,258	–	–	367,258
Issuance of 2,000 shares of common stock	2,000	25,860	–	–	–	27,860
Purchase of 5,000 shares of common stock for treasury	–	–	–	(60,000)	–	(60,000)
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	–	521,117	521,117
Balance at December 31, 2001	$ 1,342,618	13,405,876	(62,290)	(60,000)	649,213	15,275,417

See accompanying notes to consolidated financial statements.

RELIANCE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 367,258	(67,187)	(399,554)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	302,203	90,697	95,669
Provision for possible loan losses	360,000	246,571	145,000
Deferred income tax expense (benefit)	145,441	(28,015)	(123,407)
Net losses (gains) on sale of debt securities	(204,587)	42,125	538
Net hedging losses	150,825	–	–
Increase in accrued interest receivable	(192,866)	(336,007)	(386,751)
Increase in accrued interest payable	12,693	434,997	132,956
Mortgage loans originated for sale in secondary market	(12,660,875)	(1,704,050)	–
Mortgage loans sold in secondary market	12,660,875	1,704,050	–
Other operating activities, net	(87,535)	(18,838)	(136,571)
Net cash provided by (used in) operating activities	853,432	364,343	(672,120)
Cash flows from investing activities:			
Purchase of available-for-sale debt and equity securities	(81,005,754)	(21,264,668)	(31,661,666)
Proceeds from maturities and calls of available-for-sale debt securities	43,955,567	5,650,000	250,000
Proceeds from sales of available-for-sale debt securities	20,979,442	4,207,875	2,794,400
Net increase in loans	(33,348,737)	(25,856,163)	(12,324,698)
Purchase of bank premises and equipment	(1,090,158)	(330,205)	(700,538)
Net cash used in investing activities	(50,509,640)	(37,593,161)	(41,642,502)
Cash flows from financing activities:			
Net increase in deposits	41,944,954	26,778,260	30,256,207
Net increase in short-term borrowings	3,852,228	5,476,416	6,004,377
Proceeds from long-term borrowings	4,300,000	–	–
Issuance of common stock	27,860	5,244,867	–
Purchase of treasury stock	(60,000)	–	–
Payment of stock issuance costs	–	(18,477)	–
Net cash provided by financing activities	50,065,042	37,481,066	36,260,584
Net increase (decrease) in cash and cash equivalents	408,834	252,248	(6,054,038)
Cash and cash equivalents at beginning of period	1,686,814	1,434,566	7,488,604
Cash and cash equivalents at end of period	$ 2,095,648	1,686,814	1,434,566
Supplemental information - cash paid for:			
Interest	$ 4,607,021	2,333,424	647,231
Income taxes	–	–	21,681

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reliance Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout St. Louis County, Missouri through the two locations of its wholly-owned subsidiary, Reliance Bank (the Bank). The Company was incorporated and began its development stage activities on July 24, 1998. Such development stage activities (i.e., applying for a banking charter, raising capital, acquiring property, and developing policies and procedures, etc.) led to the opening of the Bank (upon receipt of all regulatory approvals) on April 16, 1999. The Bank opened a second branch location in Northwest St. Louis County in 2001.

The Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis County, Missouri area. Additionally, the Company and Bank are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company and Bank conform to generally accepted accounting principles within the banking industry. The accompanying financial statements include the development stage period (July 24, 1998 to April 16, 1999), referred to above. During the development stage period, the Company had cumulative net expenses over revenues of $66,506.

In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses and valuation of deferred tax assets. Actual results could differ from those estimates.

Following is a description of the more significant of the accounting policies of the Company and Bank:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company and Bank utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Company is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners.

Cash Flow Information

For purposes of the consolidated statements of cash flows, cash equivalents include due from banks, interest-earning deposits in banks, and Federal funds sold.

Earnings Per Share
Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share gives effect to the increase in the weighted average number of dilutive common share equivalents.

Investments in Debt and Equity Securities
The Bank classifies its debt securities into one of three categories at the time of purchase: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near-term. Held-to-maturity securities are those debt securities which the Bank has the ability and intent to hold until maturity. All other debt securities not included in trading or held-to-maturity, and all equity securities, are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities (for which no such securities were so designated at December 31, 2001 and 2000) would be recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. Holding gains and losses on trading securities (for which no securities were so designated at December 31, 2001 and 2000) would be included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities not subject to hedging transactions are excluded from earnings and reported as a component of other comprehensive income in stockholders' equity until realized. Hedging gains and losses on available-for-sale securities subject to hedging transactions are included in earnings. Transfers of securities between categories would be recorded at fair value at the date of transfer. Unrealized holding gains and losses would be recognized in earnings for transfers into the trading category.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary would result in a charge to earnings and the establishment of a new cost basis for the security.

For securities in the available-for-sale and held-to-maturity categories, premiums and discounts are amortized or accreted over the lives of the respective securities, with consideration of historical and estimated prepayment rates, as an adjustment to yield using the interest method. Interest income is recognized when earned. Realized gains and losses from the sale of any securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Interest Rate Risk Management
The operations of the Company are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-earning assets and the amount of interest-bearing liabilities that are prepaid or withdrawn, mature or reprice in specified periods. The principal objective of the Company's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. During the second half of 2001, the Company used certain interest rate related option contracts to manage its overall interest rate exposure for asset-liability management purposes. The Company used these interest rate related option contracts to synthetically manage the interest rate characteristics of a portion of the available-for-sale debt security portfolio to limit the Company's exposure to changing interest rates.

Loans

Interest on loans is credited to income based on the principal amount outstanding. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business. Subsequent payments received on such loans are applied to principal if any doubt exists as to the collectibility of such principal; otherwise, such receipts are recorded as interest income. Loans are returned to accrual status when management believes full collectibility of principal and interest is expected. The Bank considers a loan impaired when all amounts due - both principal and interest - will not be collected in accordance with the contractual terms of the loan agreement. When measuring impairment for such loans, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan; however, the Bank would measure impairment based on the fair value of the collateral, if foreclosure was probable. At December 31, 2001 and 2000, the Bank had no impaired loans or other loans which had been placed on nonaccrual status.

Loan origination fees and certain direct loan origination costs are deferred and recognized as an adjustment to interest income over the lives of the related loans using the interest method.

The reserve for possible loan losses is available to absorb loan charge-offs. The reserve is increased by provisions charged to operations and is reduced by loan charge-offs less recoveries. The provision charged to operations each year is that amount which management believes is sufficient to bring the balance of the reserve to a level adequate to absorb potential loan losses, based on their knowledge and evaluation of past losses, the current loan portfolio, and the current economic environment in which the borrowers of the Bank operate.

Management believes the reserve for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the reserve may be necessary based on changes in economic conditions. Additionally, various regulatory agencies, as an integral part of the examination process, periodically review the Bank's reserve for possible loan losses. Such agencies may require the Bank to add to the reserve for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation of premises and equipment are computed over the expected lives of the assets, using the straight-line method. Estimated useful lives are 40 years for bank buildings and three to ten years for furniture, fixtures, and equipment. Expenditures for major renewals and betterments of bank premises and equipment (including related interest expense, which was $17,107 for the year ended December 31, 2001) are capitalized, and those for maintenance and repairs are expensed as incurred.

Although the Company has been in existence for only a short period of time, certain long-lived assets, such as bank premises and equipment, and certain identifiable intangible assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of would be reported at the lower of the carrying amount or estimated fair value, less estimated selling costs.

Other Real Estate Owned
Other real estate owned represents property acquired through foreclosure, or deeded to the Bank in lieu of foreclosure, for loans on which borrowers have defaulted as to payment of principal and interest. Although the Bank, in its early existence, has not yet had to foreclose on any loans, the Bank's policies in such situations would require the properties acquired to be initially recorded at the lower of the Bank's carrying amount or fair value (less estimated selling costs), and carried in other assets in the consolidated balance sheets. Valuations would be performed periodically by management, and an allowance for losses would be established by means of a charge to noninterest expense if the carrying value of a property exceeded its fair value, less estimated selling costs. Subsequent increases in the fair value (less estimated selling costs) would be recorded through a reversal of the allowance, but not below zero. Costs related to development and improvement of property would be capitalized, while costs relating to holding the property would be expensed.

Income Taxes
The Company and Bank file consolidated Federal and state income tax returns. Applicable income tax expense (benefit) is computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company and Bank use the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Mortgage Banking Operations
The Bank maintains a mortgage banking operation that originates mortgage loans for sale to the secondary market. Servicing rights are not retained on the loans originated and sold. Mortgage loans held for sale (for which no specific loans were held at December 31, 2001 and 2000) are valued at the lower of cost or market, as determined by outstanding commitments from investors. Gains and losses and the effects of market adjustments are included in noninterest income in the statements of operations.

Stock Issuance Costs
The Company incurred certain costs associated with the issuance of its common stock. Such costs were recorded as a reduction of equity capital.

Start-Up Costs
All start-up costs incurred during the development stage, with the exception of stock issuance costs discussed in the preceding paragraph, were expensed as incurred.

Financial Instruments
For purposes of information included in note 14 regarding disclosures about financial instruments, financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that both:

(a) Imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity, and

(b) Conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. FAS 133 defines a derivative instrument as a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. These terms determine the amount of the settlement or settlements and, in some cases, whether or not a settlement is required. An underlying is a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable. An underlying may be a price or rate of an asset or liability but is not the asset or liability itself. A notional amount is a number of currency units specified in the contract. The settlement of a derivative instrument with a notional amount is determined by interaction of that notional amount with the underlying. A payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner.

b. It requires no initial net investment or an initial net investment that would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different than net settlement.

FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

The accounting for changes in the fair value of a derivative (that is, the gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. For derivatives designed as fair value hedging instruments, the gains and losses resulting from changes in the fair value of the hedging instruments and the hedged items are recognized in earnings in the period of change.

FAS 133 became effective during the year ended December 31, 2001. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addresses certain implementation issues of FAS 133. At December 31, 2001 and 2000, except for the interest rate related option contracts discussed in the following paragraph, the only financial instruments meeting the above definition of a derivative instrument were fixed rate loan commitments and standby letters of credit. The fair values of commitments to extend credit and standby letters credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present credit worthiness of such counterparties. The Company believes such commitments have been made on terms that are competitive in the market in which it operates and are relatively short-term in nature; however, no premium or discount is offered thereon and, accordingly, the Company has not assigned a value to such instruments.

At December 31, 2001 and during the year then ended, the Company has entered into certain interest rate related option contracts to manage the interest rate risk inherent in its available-for-sale security portfolio. The derivative instruments qualified as a hedge of the fair value of a recognized asset. Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged items (i.e., certain available-for-sale securities) were recorded in noninterest income in the consolidated statements of operations. The Company has performed an assessment, both at the inception of the hedge and on a monthly basis thereafter, to determine whether these derivatives were highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness was immediately recorded in noninterest income. Hedge effectiveness was determined by the net market value change of the hedged items and interest rate related option contracts (which was included in noninterest income) and the extent of market value gains remaining in the available-for-sale portfolio, which Company management considered as future positive interest rate spread over rates currently available for investments.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statement amounts to conform to the 2001 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

Included in the Company's cash and due from banks at December 31, 2001 is an investment margin account in the amount of $275,073, which is maintained with a nationally-recognized investment broker. This account is maintained at fair value and includes $48,000,000 of sold call options and $43,000,000 of purchased put options of five-year U.S. Treasury notes, which are used to hedge the market value of approximately $48,000,000 of available-for-sale debt securities.

The Bank is required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. The reserve balance maintained in accordance with such requirements at December 31, 2001 was approximately $11,000. No daily reserve was required at December 31, 2000.

NOTE 3 - INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair values of the Bank's available-for-sale debt and equity securities at December 31, 2001 and 2000 are as follows:

2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Obligations of U.S. Government agencies and corporations	$ 32,248,685	921,762	–	33,170,447
Mortgage-backed securities	23,709,874	102,826	(31,831)	23,780,869
Equity securities	215,000	–	–	215,000
	$ 56,173,559	1,024,588	(31,831)	57,166,316

2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 39,931,378	242,158	(48,073)	40,125,463
Equity securities	105,700	–	–	105,700
	$ 40,037,078	242,158	(48,073)	40,231,163

Included in available-for-sale securities at December 31, 2001 and 2000 are equity securities totaling $215,000 and $105,700, respectively, representing common stock of the Federal Home Loan Bank of Des Moines, which is administered by the Federal Housing Finance Board. As a member of the Federal Home Loan Bank System, the Bank must maintain an investment in the capital stock of the Federal Home Loan Bank of Des Moines in an amount equal to the greater of 1% of the aggregate outstanding balance of loans secured by dwelling units at the beginning of each year or 0.3% of the total assets of the Bank. The stock is recorded at cost, which represents redemption value. The Bank's membership in the Federal Home Loan Bank of Des Moines provides the availability of borrowings therefrom, which are secured by residential real estate mortgage loans included in the Bank's loan portfolio. At December 31, 2001, the Bank had borrowed $4,300,000 from the Federal Home Loan Bank of Des Moines under this line of credit.

The amortized cost and estimated fair values of debt and equity securities classified as available-for-sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

	Amortized cost	Estimated fair value
Due one year or less	$ 500,000	514,690
Due one year through five years	10,284,510	10,551,156
Due five years through ten years	15,375,084	15,924,536
Due over ten years	6,089,091	6,180,065
Mortgage-backed securities	23,709,874	23,780,869
Equity securities	215,000	215,000
	$ 56,173,559	57,166,316

The carrying value of debt securities pledged to secure public funds, securities sold under repurchase agreements, and for other purposes amounted to approximately $33,018,000 and $23,931,000 at December 31, 2001 and 2000, respectively.

During the years ended December 31, 2001, 2000, and 1999, certain available-for-sale securities were sold for proceeds totaling $20,979,442, $4,207,875, and $2,794,400, respectively, resulting in gross gains of $205,404 and gross losses of $817 in 2001, gross losses of $42,125 in 2000, and gross gains of $269 and gross losses of $807 in 1999.

At December 31, 2001 and for the year then ended, the Company has entered into certain interest rate related option contracts to manage the interest rate risk inherent in its available-for-sale security portfolio. The contracts qualified as a hedge of a fair value of a recognized asset (i.e., certain available for sale securities). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged items (i.e., certain available-for-sale securities) were recorded in noninterest income in the consolidated statements of operations. The Company has performed an assessment, both at the inception of the hedge and on a monthly basis thereafter, to determine whether these derivatives were highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness was immediately recorded in noninterest income. For the year ended December 31, 2001, the Company recognized net fair value losses on the contracts of $159,927, and net fair value gains on the hedged available-for-sale securities of $9,102.

NOTE 4 - LOANS

The composition of the loan portfolio at December 31, 2001 and 2000 is as follows:

	2001	2000
Commercial:		
Real estate	$ 21,208,810	18,192,582
Other	27,471,182	7,662,336
Real estate:		
Construction	7,816,273	1,540,526
Residential	13,784,522	8,633,248
Consumer	1,250,583	2,150,312
	$ 71,531,370	38,179,004

The Bank grants commercial, industrial, residential, and consumer loans throughout the St. Louis County, Missouri area. The Bank does not have any particular concentration of credit in any one economic sector; however, a substantial portion of the portfolio is concentrated in and secured by real estate in the St. Louis County area. The ability of the Bank's borrowers to honor their contractual obligations is dependent upon the local economy and its effect on the real estate market.

The aggregate amount of loans to executive officers and directors and loans made for the benefit of executive officers and directors was $6,439,219 and $4,622,706 at December 31, 2001 and 2000, respectively. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility. A summary of activity for loans to executive officers and directors for the year ended December 31, 2001 is as follows:

Balance, December 31, 2000	$	4,622,706
New loans made		3,945,865
Payments received		(2,541,258)
Other changes		411,906
Balance, December 31, 2001	$	6,439,219

Other changes represent changes in the composition of executive officers and directors and the repurchase of participations sold to unaffiliated financial institutions.

Transactions in the reserve for possible loan losses for the years ended December 31, 2001, 2000, and 1999 are summarized as follows:

		2001	2000	1999
Balance, January 1	$	390,000	145,000	–
Provision charged to operations		360,000	246,571	145,000
Loans charged off		–	(1,571)	–
Balance, December 31	$	750,000	390,000	145,000

NOTE 5 - BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2001 and 2000 is as follows:

		2001	2000
Land	$	653,252	613,252
Buildings and improvements		2,833,567	2,012,652
Furniture, fixtures, and equipment		736,778	507,535
		4,223,597	3,133,439
Less accumulated depreciation		412,447	249,095
	$	3,811,150	2,884,344

Amounts charged to noninterest expense for depreciation aggregated $163,352, $145,372, and $96,703 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Bank leases a portion of its building to an unaffiliated party under an operating lease which expires in January 2003. Minimum rental income under this lease at December 31, 2001, for each of the next two years and in the aggregate are as follows:

Year ending December 31:		
2002	$	51,600
2003		4,300
Total minimum rentals	$	55,900

Total rental income included in noninterest income for the years ended December 31, 2001, 2000, and 1999 was $57,551, $50,184, and $50,300, respectively.

NOTE 6 - INTEREST-BEARING DEPOSITS

A summary of interest-bearing deposits at December 31, 2001 and 2000 is as follows:

	2001	2000
Interest-bearing transaction accounts	$ 23,476,163	9,401,362
Savings	3,918,452	2,339,170
Other time deposits:		
Less than $100,000	42,379,484	22,043,888
$100,000 and over	24,136,586	19,166,694
	$ 93,910,685	52,951,114

Interest expense on deposits for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	2001	2000	1999
Interest-bearing transaction accounts	$ 613,511	685,121	484,208
Savings	131,487	61,223	910
Other time deposits:			
Less than $100,000	2,079,554	735,146	98,177
$100,000 and over	1,185,759	796,136	50,455
	$ 4,010,311	2,277,626	633,750

Following are the maturities of time deposits for each of the next five years and in the aggregate at December 31, 2001:

Year ending December 31:	
2002	$ 51,139,909
2003	4,272,982
2004	1,479,970
2005	5,435,126
2006	4,188,083
	$ 66,516,070

NOTE 7 - INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2001, 2000, and 1999, respectively, are as follows:

	2001	2000	1999
Current Federal income taxes	$ 23,268	(1,726)	(16,937)
Current state income taxes	–	–	(4,744)
Deferred Federal income taxes	145,441	(28,015)	(123,407)
	$ 168,709	(29,741)	(145,088)

A reconciliation of expected income tax expense (benefit) computed by applying the Federal statutory rate of 34% to income (loss) before applicable income tax expense for the years ended December 31, 2001, 2000, and 1999, respectively, is as follows:

		2001	2000	1999
Expected statutory Federal income tax expense (benefit)	$	**182,229**	(32,956)	(185,178)
Nondeductible expenses		**8,910**	8,699	7,685
State tax, net of related Federal benefit		**–**	–	(3,131)
Rate differential		**(22,430)**	(5,484)	35,536
	$	**168,709**	(29,741)	(145,088)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2001, 2000, and 1999 are presented below:

		2001	2000	1999
Deferred tax assets:				
Amortization of start-up costs for tax purposes	$	**28,920**	41,947	54,989
Reserve for possible loan losses		**230,516**	108,116	46,795
Net operating loss carryforward		**–**	167,211	154,168
Unrealized net holding losses on available-for-sale debt securities		**–**	–	102,512
Other, net		**3,628**	4,022	873
Total deferred tax assets		**263,064**	321,296	359,337
Deferred tax liabilities:				
Bank premises and equipment		**(88,248)**	(66,352)	(8,921)
Accrual basis of accounting used for financial reporting purposes and cash basis of accounting used for tax reporting purposes		**(112,779)**	(70,118)	(93,872)
Unrealized net holding gains on available-for-sale debt securities		**(343,544)**	(65,989)	–
Other, net		**(28,159)**	(5,507)	(2,728)
Total deferred tax liabilities		**(572,730)**	(207,966)	(105,521)
Net deferred tax assets (liabilities)	$	**(309,666)**	113,330	253,816

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation reserve at December 31, 2001 and 2000, due to management's belief that future income levels will be sufficient to realize the net deferred tax assets recorded. At December 31, 2001, the Company had a cumulative net operating loss carryforward for tax reporting purposes of $167,430, which expires in 2019, 2020, and 2021 and a charitable contribution carryforward of $10,671, which expires in 2004, 2005, and 2006.

NOTE 8 - SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings at December 31, 2001 and 2000:

	2001	2000
Federal funds purchased	$ 4,007,976	–
Securities sold under repurchase agreements	11,237,422	11,416,678
Treasury, tax and loan note option	87,623	64,115
	$ 15,333,021	11,480,793

The average balances, maximum month-end amounts outstanding, average rates paid during the year, and average rates at year end for securities sold under repurchase agreements and Federal funds purchased, and total short-term borrowings as of and for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Securities sold under repurchase agreements and Federal funds purchased:			
Average balance	$ 11,163,869	9,142,675	3,037,569
Maximum amount outstanding at any month-end	15,378,210	12,550,217	6,206,344
Average rate paid during the year	4.39%	5.34%	4.78%
Average rate at end of year	2.33%	5.88%	4.92%
Total short-term borrowings:			
Average balance	$ 11,227,803	9,180,857	3,049,761
Maximum amount outstanding at any month-end	15,536,724	12,552,155	6,283,391
Average rate paid during the year	4.38%	5.35%	4.80%
Average rate at end of year	2.33%	5.88%	4.91%

NOTE 9 - LONG-TERM BORROWINGS

Long-term borrowings consist of one note payable to the Federal Home Loan Bank of Des Moines in the amount of $4,300,000, due June 13, 2011 (callable at par on June 14, 2004), bearing interest on a monthly basis at a fixed rate of 4.86%. This note payable is secured by the Bank's residential real estate mortgage loans.

NOTE 10 - EMPLOYEE BENEFITS

The Bank sponsors a contributory 401(k) savings plan to provide retirement benefits to eligible employees. Contributions made by the Bank in 2001, 2000, and 1999 totaled $21,587, $13,391, and $1,533, respectively.

NOTE 11 - CAPITAL STOCK

The Company has authorized 4,000,000 shares of common stock with a par value of $1.00 per share. At December 31, 2001, 1,342,618 shares were issued and outstanding, with 305,000 shares reserved for issuance under the Company's stock option programs. Holders of the Company's common stock are entitled to one vote per share on all matters submitted to a shareholder vote. Holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors. In the event of liquidation of the Company, the holders of the Company's common stock are entitled to share ratably in the remaining assets after payment of all liabilities.

The Company has authorized 400,000 shares of no par preferred stock, none of which has been issued at December 31, 2001. Preferred stock may be issued by the Company's Board of Directors from time to time, in series, at which time the terms of such series (par value per share, dividend rates and dates, cumulative or noncumulative, liquidation preferences, etc.) shall be fixed by the Board of Directors.

Incentive Stock Option Plans

The Company's shareholders approved an incentive stock option plan in 1999 (the 1999 Plan), under which options to purchase 60,000 shares of Company common stock were authorized for grants to key officers of the Company and Bank. Options to purchase 49,500 shares under the 1999 Plan were granted in 1999, at an exercise price of $10.00 per share, the current market value of one share of common stock on the grant date. 10,000 of such options were forfeited in 2000, while options to purchase an additional 15,500 shares of Company common stock under the 1999 Plan were granted at an exercise price of $11.00 per share, the current market value of one share of Company common stock on the grant date. In January 2001, the Company granted the remaining options under the 1999 Plan to purchase 5,000 shares of Company common stock at an exercise price of $13.50 per share, the current market value of one share of Company common stock on the grant date. Under the 1999 Plan, selected officers of the Company and Bank are granted options to purchase the Company's common stock at an exercise price equal to the stock's fair value at the grant date. Options granted under the 1999 Plan will expire if not exercised by April 30, 2009. Options granted under the 1999 Plan to all officers other than the Company's Chairman (totaling 5,000 and 7,500 shares in 2001 and 2000, respectively) vest ratably over a three-year period. Options to purchase 30,000 shares granted under the 1999 Plan to the Company's Chairman in 1999 vest over a five-year period in increments of 1,000 shares in the first year, 4,000 shares in the second year, 5,000 shares in the third year, and 10,000 shares each in the fourth and fifth year. Options to purchase 8,000 shares granted under the 1999 Plan to the Company's Chairman in 2000 vest 50% in the fourth year and 50% in the fifth year of the option period. However, no shares will vest to the holders of the options until such time that the Company achieves certain financial thresholds outlined in the 1999 Plan.

The Company's shareholders approved an incentive stock option plan in 2001 (the 2001 Plan), under which options to purchase 200,000 shares of Company common stock were authorized for grants to key officers of the Company and Bank. In May 2001, the Company granted options to purchase 75,000 shares of Company common stock under the 2001 Plan at $20.00 per share to the Company's Chairman. The fair value of a share of Company common stock on the grant date was $13.93 per share. In October 2001, the Company granted additional options under the 2001 Plan to purchase 11,000 shares of Company common stock at $14.00 per share, the fair value of a share of Company common stock on the grant date, to key officers of the Bank. Options granted under the 2001 Plan vest one-third each year for the first three years of the option period, based on the applicable officer's length of service with the Company, and expire in ten years. The 2001 Plan also provides the Company's Board of Directors the ability, at its sole discretion, to grant to key officers of the Company and Bank, the right to surrender their options held to the Company, in whole or in part, and to receive in exchange therefore, payment by the Company of an amount equal to the excess of the fair value of the shares subject to such options over the exercise price to acquire such options. Such payment may be made in cash, shares of Company common stock, or a combination thereof.

The weighted average option price for the 146,000 and 55,000 options outstanding at December 31, 2001 and 2000, respectively, was $ 15.66 and $10.28, respectively. At December 31, 2001, options to purchase an additional 114,000 shares of Company common stock were available for future grants under the 2001 Plan.

Nonqualified Stock Option Plan

On October 17, 2001, the Company's Board of Directors established a nonqualified stock option plan under which options to purchase 45,000 shares of Company common stock were authorized for grants to directors of the Company and Bank. In October 2001, options to purchase 45,000 shares of Company common stock under the nonqualified plan were granted at $17.00 per share to Company and Bank legal and advisory directors. The fair value of a share of Company common stock on the grant date was $14.00 per share. Options granted under the nonqualified plan may be exercised immediately, provided the director has served in such capacity for a minimum of two years, and the director holds at least an equal number of shares of Company common stock. The nonqualified options expire in ten years, if not exercised.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123)." This standard defined a fair value-based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 (APB 25), the former standard. If the former method for measurement is elected, FAS 123 requires supplemental disclosure to show the effects of using the new measurement criteria. This Statement became effective in 1996; however, the Company intends to use the measurement method prescribed by APB 25 and, accordingly, the pronouncement had no effect on the Company's financial position or results of operations.

Had compensation cost been determined based on the estimated fair value of the options on the grant date for stock options awarded in 2001, 2000, and 1999, the Company would have recorded additional compensation expense of $298,025, $30,330, and $21,204 in 2001, 2000, and 1999, respectively, which would have resulted in a decrease in the Company's consolidated net income for 2001 of $187,458, and an increase in the Company's consolidated net loss for 2000 and 1999 of $19,077 and $13,338, respectively.

The fair values of options granted in 2001 were estimated to range from $5.91 to $7.30, for an option to purchase one share of Company common stock. The fair value of options granted in 2000 and 1999 was estimated to be $6.10 and $5.65, respectively, for an option to purchase one share of Company common stock; however, the Company has only been in existence since July 24, 1998, and the Company's common stock is not actively traded on any exchange. Accordingly, the availability of fair value information for the Company's common stock is limited. Several assumptions have been made in arriving at the estimated fair value of the options outstanding at the end of each of the three years presented, including no dividends paid on the common stock, an expected weighted average option life of 9.92, 9.00, and 10.00 years for options granted in 2001, 2000, and 1999, respectively, a risk-free interest rate ranging from 4.50% to 6.00% in 2001, 6.50% in 2000, and 6.00% in 1999, and the Company achieving the financial thresholds for vesting as outlined in the 1999 Plan. Any change in these assumptions could have a significant impact on the pro forma effects of determining compensation costs under FAS 123, as disclosed herein. Actual results may differ significantly from the assumptions utilized in these disclosures.

NOTE 12 - PARENT COMPANY FINANCIAL INFORMATION

Subsidiary bank dividends are the principal source of funds for the payment of dividends by the Company to its stockholders and for debt servicing. The Bank is subject to regulations by regulatory authorities that require the maintenance of minimum capital requirements. As of December 31, 2001, there are no regulatory restrictions, other than maintenance of minimum capital standards (as discussed in Note 15), as to the amount of dividends the Bank may pay.

Following are condensed balance sheets as of December 31, 2001 and 2000, and the related condensed schedules of income and cash flows for each of the years in the three-year period ended December 31, 2001 of the Company (parent company only):

	2001	2000
Condensed Balance Sheets		
Assets:		
Cash	$ 1,533,660	1,572,992
Investment in subsidiary bank	13,631,051	12,757,279
Other assets	110,706	88,911
Total assets	$ 15,275,417	14,419,182
Total stockholders' equity	$ 15,275,417	14,419,182

	2001	2000	1999
Condensed Schedules of Income			
Revenue:			
Interest on interest-earning deposits in financial institutions	$ 56,910	34,449	83,558
Other income	–	–	16,400
Total revenues	56,910	34,449	99,958
Expenses:			
Postage, printing and supplies	1,349	757	4,678
Professional fees	44,401	31,993	99,337
Miscellaneous taxes and licenses	171	37	5,480
Advertising	594	1,155	21,765
Other expenses	17,587	20,400	96,012
Total expenses	64,102	54,342	227,272
Loss before income tax benefit and equity in undistributed income (loss) of subsidiary bank	(7,192)	(19,893)	(127,314)
Income tax benefit	21,795	10,458	40,826
	14,603	(9,435)	(86,488)
Equity in undistributed income (loss) of subsidiary bank	352,655	(57,752)	(313,066)
Net income (loss)	$ 367,258	(67,187)	(399,554)

Condensed Schedules of Cash Flows	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 367,258	(67,187)	(399,554)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Undistributed income (loss) of subsidiary bank	(352,655)	57,752	313,066
Other, net	(21,795)	(20,962)	(125,117)
Net cash used in operating activities	(7,192)	(30,397)	(211,605)
Cash flows from investing activities-capital injections into subsidiary bank	–	(4,000,000)	(6,900,000)
Cash flows from financing activities:			
Purchase of treasury stock	(60,000)	–	–
Sale of common stock	27,860	5,244,867	–
Payment of stock issuance costs	–	(18,477)	–
Net cash provided by (used in) financing activities	(32,140)	5,226,390	–
Net increase (decrease) in cash	(39,332)	1,195,993	(7,111,605)
Cash at beginning of year	1,572,992	376,999	7,488,604
Cash at end of year	$ 1,533,660	1,572,992	376,999

NOTE 13 - LITIGATION

During the normal course of business, various legal claims have arisen which, in the opinion of management, will not result in any material liability to the Company.

NOTE 14 - DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Bank issues financial instruments with off-balance-sheet risk in the normal course of the business of meeting the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of these financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for financial instruments included on the balance sheet. Following is a summary of the Bank's off-balance-sheet financing financial instruments at December 31, 2001 and 2000:

	2001	2000
Financial instruments for which contractual amounts represent:		
Commitments to extend credit	$ 7,088,286	6,668,475
Standby letters of credit	172,136	–
	$ 7,260,422	6,668,475

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Of the total commitments to extend credit at December 31, 2001, $1,380,076 were made at fixed rates of interest. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property or equipment, on which the Bank generally has a superior lien.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

As more fully discussed in Notes 1 and 3, at December 31, 2001, the Company maintained interest rate related off-balance-sheet derivative option contracts of $48,000,000 of sold call options and $43,000,000 of purchased put options as a fair value hedge against interest rate fluctuations in approximately $48,000,000 of the Company's available-for sale debt security portfolio. The changes in fair values of the interest rate related off-balance-sheet derivative option contracts were recorded as hedging gains and losses in the Company's consolidated statements of operations, and were included in a margin account maintained with a reputable national brokerage firm.

Following is a summary of the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000:

		2001	
		Carrying amount	Estimated fair value
Balance sheet assets:			
Cash and due from banks	$	2,095,648	2,095,648
Investments in debt and equity securities		57,166,316	57,166,316
Loans, net		70,778,027	72,040,683
Accrued interest receivable		915,624	915,624
	$	130,955,615	132,218,271
Balance sheet liabilities:			
Deposits	$	98,979,421	99,938,490
Short-term borrowings		15,333,021	15,333,021
Long-term borrowings		4,300,000	3,897,326
Accrued interest payable		580,646	580,646
	$	119,193,088	119,749,483

		2000	
		Carrying amount	Estimated fair value
Balance sheet assets:			
Cash and due from banks	$	839,304	839,304
Federal funds sold		847,510	847,510
Investments in debt and equity securities		40,231,163	40,231,163
Loans, net		37,789,290	38,113,392
Accrued interest receivable		722,758	722,758
	$	80,430,025	80,754,127
Balance sheet liabilities:			
Deposits	$	57,034,467	57,153,674
Short-term borrowings		11,480,793	11,480,793
Accrued interest payable		567,953	567,953
	$	69,083,213	69,202,420

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and Other Short-Term Instruments
For cash and due from banks (including interest-earning deposits in other financial institutions), Federal funds sold, accrued interest receivable (payable), and short-term borrowings, the carrying amount is a reasonable estimate of fair value, as such instruments are due on demand and/or reprice in a short time period. Included in cash and due from banks at December 31, 2001 is a margin account, which is maintained at fair value, that contains interest rate related derivative option contracts of $48,000,000 of sold call options and $43,000,000 of purchased put options.

Investments in Debt and Equity Securities
Fair values are based on quoted market prices or dealer quotes.

Loans
For certain homogeneous categories of loans, such as residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and with the same remaining maturities.

Deposits
The fair value of demand deposits, savings accounts, and interest-bearing transaction account deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings
Rates currently available to the Company with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present creditworthiness of such counterparties. The Company believes such commitments have been made on terms that are competitive in the markets in which it operates.

NOTE 15 - REGULATORY MATTERS

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). By regulation, the capital adequacy guidelines for bank holding companies with total consolidated assets of less than $150 million, are applied on a bank-only basis. Accordingly, the Company's consolidated capital levels were not subject to such guidelines at December 31, 2001; however, such guidelines will become applicable should the Company's consolidated total assets grow to over $150 million. Company management believes, as of December 31, 2001, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the applicable regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Bank management believes have changed the Bank's risk category.

The Bank's actual capital amounts and ratios at December 31, 2001, 2000, and 1999 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
2001	**$ 13,731,838**	**16.89%**	**$ 6,502,480**	**≥8.0%**	**$ 8,128,100**	**≥10.0%**
2000	13,019,182	27.26%	3,820,640	≥8.0%	4,775,800	≥10.0%
1999	8,831,934	42.20%	1,674,480	≥8.0%	2,093,100	≥10.0%
Tier 1 capital (to risk-weighted assets)						
2001	**$ 12,981,838**	**15.97%**	**$ 3,251,240**	**≥4.0%**	**$ 4,876,860**	**≥6.0%**
2000	12,629,182	26.44%	1,910,320	≥4.0%	2,865,480	≥6.0%
1999	8,686,934	41.50%	837,240	≥4.0%	1,255,860	≥6.0%
Tier 1 capital (to average assets)						
2001	**$ 12,981,838**	**9.81%**	**$ 5,292,680**	**≥4.0%**	**$ 6,615,850**	**≥5.0%**
2000	12,629,182	16.44%	3,073,480	≥4.0%	3,841,850	≥5.0%
1999	8,686,934	20.32%	1,710,120	≥4.0%	2,137,650	≥5.0%

NOTE 16 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share gives effect to the weighted average shares outstanding and average dilutive common share equivalents. Following are the components of the Company's earnings per share calculations for the years ended December 31, 2001, 2000, and 1999:

	Year Ended December 31,		
	2001	2000	1999
Basic earnings per share:			
Net income (loss)	$ 367,258	(67,187)	(399,554)
Weighted average common shares outstanding	1,338,248	1,047,082	952,210
Income (loss) per share	$ 0.27	(0.06)	(0.42)
Diluted earnings per share:			
Net income (loss)	$ 367,258	(67,187)	(399,554)
Weighted average common shares outstanding	1,338,248	1,047,082	952,210
Average common stock equivalents of options outstanding - based on the treasury stock method using market value	14,786	13,112	-
	1,353,034	1,060,194	952,210
Income (loss) per share	$ 0.27	(0.06)	(0.42)

INDEX TO FINANCIAL STATEMENTS

The Bank of Godfrey

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors
The Bank of Godfrey:

We have reviewed the accompanying interim condensed balance sheets of The Bank of Godfrey as of September 30, 2002 and 2001, and the related interim condensed statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the three and nine-month periods then ended. These financial statements are the responsibility of the Bank's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Cummings, Oberkfell & Ristau, P.C.

CUMMINGS, OBERKFELL & RISTAU, P.C.

St. Louis, Missouri
December 11, 2002

THE BANK OF GODFREY

Interim Condensed Balance Sheets

September 30, 2002 and 2001

ASSETS		2002	2001
Cash and due from banks	$	903,071	1,083,346
Interest-earning deposits in other financial institutions		409	324
Federal funds sold		436,000	4,249,036
Investments in debt and equity securities:			
Available-for-sale, at fair value		5,892,458	7,196,582
Held-to-maturity, at amortized cost (approximate fair value of $556,469 and $1,333,514 at September 30, 2002 and 2001, respectively)		548,517	1,292,343
Loans		17,438,289	8,162,407
Less - reserve for possible loan losses		(242,720)	(114,531)
Net loans		17,195,569	8,047,876
Bank premises and equipment, net		1,161,056	1,207,634
Accrued interest receivable		165,964	174,924
Other assets		309,337	276,954
	$	26,612,381	23,529,019

LIABILITIES AND STOCKHOLDERS' EQUITY		2002	2001
Noninterest-bearing deposits	$	1,144,922	1,003,810
Interest-bearing deposits		21,276,143	18,050,060
Total deposits		22,421,065	19,053,870
Short-term borrowings		1,425,209	1,661,070
Accrued interest payable		56,101	66,205
Other liabilities		100,183	120,608
Total liabilities		24,002,558	20,901,753
Commitments and contingencies			
Stockholders' equity:			
Common stock, $5 par value; 354,726 shares authorized, issued and outstanding		1,773,630	1,773,630
Surplus		1,589,572	1,589,572
Accumulated deficit		(878,378)	(865,879)
Accumulated other comprehensive income - net unrealized holding gains on available-for-sale debt and equity securities		124,999	129,943
Total stockholders' equity		2,609,823	2,627,266
	$	26,612,381	23,529,019

See accompanying notes to interim condensed financial statements.

THE BANK OF GODFREY

Interim Condensed Statements of Operations

Three and Nine Months Ended September 30, 2002 and 2001

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
Interest income:				
Interest and fees on loans	$ 319,731	171,759	823,482	517,237
Interest and dividends on taxable debt and equity securities	76,602	111,415	278,720	282,277
Interest on short-term investments	3,076	34,733	5,060	120,619
Total interest income	399,409	317,907	1,107,262	920,133
Interest expense:				
Interest on deposits	161,888	209,244	449,433	641,614
Interest on short-term borrowings	10,703	12,469	36,990	30,242
Total interest expense	172,591	221,713	486,423	671,856
Net interest income	226,818	96,194	620,839	248,277
Provision for possible loan losses	-	2,645	113,471	41,857
Net interest income after provision for possible loan losses	226,818	93,549	507,368	206,420
Noninterest income:				
Service charges on deposit accounts	4,969	2,385	12,387	7,801
Net gains on sale of debt securities	-	-	24,257	-
Net gains on sales of mortgage loans	8,014	7,274	29,900	49,679
Other noninterest income	623	688	11,030	2,454
Total noninterest income	13,606	10,347	77,574	59,934
Noninterest expense:				
Salaries and employee benefits	87,091	77,842	256,907	252,482
Occupancy and equipment expense	36,800	27,584	102,623	96,370
Postage, printing and supplies	5,683	5,357	18,833	20,287
Professional fees	12,022	19,800	43,772	35,693
Data processing	19,180	14,729	55,397	42,712
Advertising	6,452	4,835	21,033	18,177
Other noninterest operating expenses	18,239	24,280	48,971	77,915
Total noninterest expense	185,467	174,427	547,536	543,636
Income (loss) before applicable income tax benefit	54,957	(70,531)	37,406	(277,282)
Applicable income tax benefit	-	(18,120)	-	(63,855)
Net income (loss)	$ 54,957	(52,411)	37,406	(213,427)
Average common shares outstanding	354,726	354,726	354,726	354,729
Income (loss) per common share	$ 0.15	(0.15)	0.11	(0.60)

See accompanying notes to interim condensed financial statements.

THE BANK OF GODFREY

Interim Condensed Statements of Comprehensive Income (Loss)

Nine Months Ended September 30, 2002 and 2001

		2002	2001
Net income (loss)	$	37,406	(213,427)
Other comprehensive income before tax:			
Net unrealized gains on available-for-sale securities		41,281	173,500
Reclassification adjustment for gains included in net income		(24,257)	-
Other comprehensive income before tax		17,024	173,500
Income tax related to items of other comprehensive income		5,788	58,990
Other comprehensive income, net of tax		11,236	114,510
Total comprehensive income (loss)	$	48,642	(98,917)

See accompanying notes to interim condensed financial statements.

THE BANK OF GODFREY

Interim Condensed Statements of Stockholders' Equity

Nine Months Ended September 30, 2002 and 2001

	Common stock	Surplus	Accumulated deficit	Accumulated other comprehensive income - net unrealized holding gains on available-for-sale securities	Total stock-holders' equity
Balance at December 31, 2000	$ 1,773,630	1,589,572	(652,452)	15,433	2,726,183
Net loss	–	–	(213,427)	–	(213,427)
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	114,510	114,510
Balance at September 30, 2001	1,773,630	1,589,572	(865,879)	129,943	2,627,266
Balance at December 31, 2001	$ 1,773,630	1,589,572	(915,784)	113,763	2,561,181
Net income	–	–	37,406	–	37,406
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	11,236	11,236
Balance at September 30, 2002	$ 1,773,630	1,589,572	(878,378)	124,999	2,609,823

See accompanying notes to interim condensed financial statements.

THE BANK OF GODFREY

Interim Condensed Statements of Cash Flows

Nine Months Ended September 30, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income (loss)	$	37,406	(213,427)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		97,254	60,552
Provision for possible loan losses		113,471	41,857
Gain on sale of debt securities		(24,257)	-
Decrease (increase) in accrued interest receivable		24,995	(69,265)
Increase (decrease) in accrued interest payable		404	(7,852)
Other operating activities, net		(42,468)	(43,477)
Net cash provided by (used in) operating activities		206,805	(231,612)
Cash flows from investing activities:			
Purchase of available-for-sale debt and equity securities		(516,167)	(5,278,196)
Proceeds from maturities and calls of held-to-maturity debt securities		750,000	500,000
Proceeds from maturities and calls of available-for-sale debt securities		745,733	1,050,000
Proceeds from sale of available-for-sale debt securities		2,709,767	-
Net increase in loans		(8,146,413)	(764,867)
Purchase of bank premises and equipment, net		(40,702)	(13,373)
Net cash used in investing activities		(4,497,782)	(4,506,436)
Cash flows from financing activities:			
Net increase in deposits		2,994,637	6,038,603
Net increase in short-term borrowings		395,614	1,114,499
Net cash provided by financing activities		3,390,251	7,153,102
Net increase (decrease) in cash and cash equivalents		(900,726)	2,415,054
Cash and cash equivalents at beginning of year		2,240,206	2,917,652
Cash and cash equivalents at end of year	$	1,339,480	5,332,706
Supplemental information - cash paid for interest	$	486,019	679,708

See accompanying notes to interim condensed financial statements.

THE BANK OF GODFREY

Notes to Interim Condensed Financial Statements

September 30, 2002 and 2001

NOTE 1 - BASIS OF PRESENTATION

The Bank of Godfrey (the Bank) provides a full range of banking services to individual and corporate customers in the "Riverbend" area in Madison and Jersey counties in Illinois, a part of the metropolitan St. Louis market, through its one location in Godrey, Illinois. The Bank is subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis metropolitan area, with many such competitors located in the Riverbend area. Additionally, the Bank is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory agencies.

The accompanying financial statements as of and for the three and nine months ended September 30, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions outlined in Rule 10-01 of Regulation S-X of the Securities and Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation, have been included. Operating results for the three and nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the Bank's financial statements and footnotes thereto for the year ended December 31, 2001, included elsewhere herein.

NOTE 2 - IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standard Board (the FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which established standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addressed certain issues causing implementation difficulties. The Bank has adopted FAS 133, as amended, effective January 1, 2001; however, the only financial instruments maintained by the Bank meeting the definition of a derivative contract are fixed rate loan commitments and standby letters of credit. The fair values of commitments to extend credit and standby letters credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present credit worthiness of such counterparties. The Bank believes such commitments have been made on terms which are competitive in the market in which it operates and are relatively short-term in nature; however, no premium or discount is offered thereon and, accordingly, the Bank has not assigned a value to such instruments.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations (FAS 141)," and No. 142, "Goodwill and Other Intangible Assets (FAS 142)." FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement. FAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment, similar to other long-lived assets. FAS 141 became effective on July 1, 2001 and FAS 142 became effective on January 1, 2002. These statements will become applicable to the Bank upon the closing of its planned merger with Reliance Bancshares, Inc., which is discussed further in Note 5 below.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)." FAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. The provisions of FAS 144 became effective for fiscal years beginning after December 15, 2001. Adoption of FAS 144 resulted in no material effect on the Bank's financial position or results of operations.

NOTE 3 - INCOME TAXES

At December 31, 2001, the Bank maintained net deferred tax assets on its balance sheet totaling $278,524, after excluding the deferred tax effect of the valuation of the Bank's available-for-sale securities. No valuation reserve was provided on the deferred tax assets, based on Bank management's belief that the Bank would eventually become profitable in 2002 to allow for the utilization of such net deferred tax assets. However, beginning on January 1, 2002, the Bank began providing a valuation reserve on any deferred tax assets (other than those assets which may arise from the valuation of the Bank's available-for-sale securities) arising from 2002 transactions, until such time that profitability was indeed achieved. During the three months ended September 30, 2002, the Bank recorded its first profitable quarter in the Bank's young history, with $54,957 earned for the quarter. No tax expense was recorded thereon however, due to Bank management's belief that the expenses relating to the merger with Reliance Bancshares, Inc. to be incurred in the fourth quarter of 2002 will offset any income earned thusfar in 2002.

NOTE 4 - REGULATORY MATTERS

On June 1, 2001, the Bank's Board of Directors entered into a Memorandum of Understanding with the Federal Deposit Insurance Corporation (the FDIC) and the Commissioner of Banks and Trust Companies of Illinois (the Illinois Bank Commissioner) to (a) adopt a written plan of action to reduce the level of problem loans; (b) establish and maintain an internal watch list for problem loans; (c) establish a written policy addressing the Bank's secondary market activities; (d) formulate and implement a comprehensive written three-year strategic plan; (e) adopt a written plan of action to improve the earnings level of the Bank; (f) revise the funds management policy to address the methodology used to identify, measure, monitor, and manage the Bank's interest rate position; (g) reduce the Bank's interest rate risk to within the Bank's written guidelines; (h) obtain a written review of the Bank's staffing requirements, particularly in the loan administration area; and (i) maintain the Bank's reserve for possible loan losses at an adequate level. The FDIC and Illinois Bank Commissioner requested the Memorandum of Understanding as a result of the FDIC's examination of the Bank as of December 31, 2000.

On May 21, 2002, after the completion of a March 2002 regulatory examination by the FDIC and the Illinois Bank Commissioner, the Bank's Board of Directors entered into an updated Memorandum of Understanding, which added the requirement to hire a bank president that met the approval of the regulators.

While no absolute assurance can be given, Bank management believes the necessary actions have been taken toward complying with the provisions of the Memorandum of Understanding. No bank president has yet been hired; however, the regulators have agreed to extend the time period initially established for this action to allow for Reliance Bancshares, Inc. involvement in the process. It is not presently determinable what actions, if any, bank regulatory authorities might take if the provisions of the Memorandum of Understanding are not complied with in the specific time periods required.

NOTE 5 - PENDING MERGER

On October 17, 2002, the Bank entered into a definitive merger agreement with Reliance Bancshares, Inc. in which 100% of the outstanding common stock of the Bank will be purchased for $1,850,000 of cash and 96,104 shares of Reliance Bancshares, Inc. common stock. The merger transaction is subject to the approval of the Bank's shareholders and Federal and state regulatory agencies, and is expected to close in the second quarter of 2003, at which time the Bank will become a wholly-owned subsidiary of Reliance Bancshares, Inc.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Bank of Godfrey:

We have audited the accompanying balance sheets of The Bank of Godfrey as of December 31, 2001 and 2000, and the related statements of operations, comprehensive loss, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of Godfrey as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Oberkfell & Ristau, P.C.

CUMMINGS, OBERKFELL & RISTAU, P.C.

St. Louis, Missouri
March 18, 2002

THE BANK OF GODFREY

Balance Sheets

December 31, 2001 and 2000

ASSETS		2001	2000
Cash and due from banks	$	968,797	674,518
Interest-earning deposits in other financial institutions		409	134
Federal funds sold		1,271,000	2,243,000
Investments in debt and equity securities (note 2):			
Available-for-sale, at fair value		8,826,510	2,696,845
Held-to-maturity, at amortized cost (approximate fair value of $1,329,438 and $1,896,769 at December 31, 2001 and 2000, respectively)		1,294,466	1,884,525
Loans (note 3)		9,286,370	7,411,446
Less - reserve for possible loan losses		(123,743)	(86,580)
Net loans		9,162,627	7,324,866
Bank premises and equipment, net (note 4)		1,185,854	1,260,680
Accrued interest receivable		190,959	105,659
Deferred tax assets, net (note 6)		221,618	183,885
Other assets		21,248	30,021
	$	23,143,488	16,404,133

LIABILITIES AND STOCKHOLDERS' EQUITY		2001	2000
Noninterest-bearing deposits	$	877,957	499,930
Interest-bearing deposits (note 5)		18,548,471	12,515,337
Total deposits		19,426,428	13,015,267
Short-term borrowings (note 7)		1,029,595	546,571
Accrued interest payable		55,697	74,057
Other liabilities		70,587	42,055
Total liabilities		20,582,307	13,677,950
Commitments and contingencies (notes 9 and 10)			
Stockholders' equity (notes 8 and 11):			
Common stock, $5 par value; 354,726 shares authorized, issued and outstanding		1,773,630	1,773,630
Surplus		1,589,572	1,589,572
Accumulated deficit		(915,784)	(652,452)
Accumulated other comprehensive income - net unrealized holding gains on available-for-sale debt and equity securities		113,763	15,433
Total stockholders' equity		2,561,181	2,726,183
	$	23,143,488	16,404,133

See accompanying notes to financial statements.

THE BANK OF GODFREY

Statements of Operations

Years Ended December 31, 2001 and 2000

	2001	2000
Interest income:		
Interest and fees on loans (note 3)	$ 697,222	497,463
Interest and dividends on taxable debt and equity securities	403,589	202,202
Interest on short-term investments	137,938	74,493
Total interest income	1,238,749	774,158
Interest expense:		
Interest on deposits (note 5)	839,088	422,060
Interest on short-term borrowings (note 7)	46,540	24,123
Total interest expense	885,628	446,183
Net interest income	353,121	327,975
Provision for possible loan losses (note 3)	47,169	78,107
Net interest income after provision for possible loan losses	305,952	249,868
Noninterest income:		
Service charges on deposit accounts	11,366	7,183
Net gains on sales of mortgage loans	60,120	78,219
Other noninterest income	3,941	2,727
Total noninterest income	75,427	88,129
Noninterest expense:		
Salaries and employee benefits	363,202	387,199
Occupancy and equipment expense (note 4)	130,230	130,876
Postage, printing and supplies	25,492	22,507
Professional fees	59,693	17,926
Data processing	60,702	46,717
Advertising	22,848	30,240
Other noninterest operating expenses	69,224	48,002
Total noninterest expense	731,391	683,467
Loss before applicable income tax benefit	(350,012)	(345,470)
Applicable income tax benefit (note 6)	86,680	90,647
Net loss	$ (263,332)	(254,823)
Average common shares outstanding	354,726	354,726
Loss per common share	$ (0.74)	(0.72)

See accompanying notes to financial statements.

THE BANK OF GODFREY

Statements of Comprehensive Loss

Years Ended December 31, 2001 and 2000

		2001	2000
Net loss	$	(263,332)	(254,823)
Other comprehensive income before tax - net unrealized gains on available-for-sale securities		148,985	26,312
Income taxes related to items of other comprehensive income		50,655	8,946
Other comprehensive income, net of tax		98,330	17,366
Total comprehensive loss	$	(165,002)	(237,457)

See accompanying notes to financial statements.

THE BANK OF GODFREY

Statements of Stockholders' Equity

Years Ended December 31, 2001 and 2000

	Common stock	Surplus	Accumulated deficit	Accumulated other comprehensive income - net unrealized holding gains (losses) on available-for-sale securities	Total stock-holders' equity
Balance at December 31, 1999	$ 1,773,630	1,589,572	(397,629)	(1,933)	2,963,640
Net loss	–	–	(254,823)	–	(254,823)
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	17,366	17,366
Balance at December 31, 2000	1,773,630	1,589,572	(652,452)	15,433	2,726,183
Net loss	–	–	**(263,332)**	–	**(263,332)**
Change in valuation of available-for-sale securities, net of related tax effect	–	–	–	**98,330**	**98,330**
Balance at December 31, 2001	**$ 1,773,630**	**1,589,572**	**(915,784)**	**113,763**	**2,561,181**

See accompanying notes to financial statements.

240

THE BANK OF GODFREY

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net loss	$	(263,332)	(254,823)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		97,690	75,154
Provision for possible loan losses		47,169	78,107
Deferred income tax benefit		(86,680)	(90,647)
Increase in accrued interest receivable		(85,300)	(55,556)
Increase (decrease) in accrued interest payable		(18,360)	50,945
Mortgage loans originated for sale in secondary market		(3,470,077)	(3,525,006)
Mortgage loans sold in secondary market		3,470,077	3,525,006
Other operating activities, net		37,305	(43,128)
Net cash used in operating activities		(271,508)	(239,948)
Cash flows from investing activities:			
Purchase of available-for-sale debt and equity securities		(7,200,961)	(2,167,622)
Purchase of held-to-maturity debt securities		–	(384,805)
Proceeds from maturities and calls of held-to-maturity debt securities		500,000	1,000,000
Proceeds from maturities and calls of available-for-sale debt securities		1,300,000	–
Net increase in loans		(1,884,930)	(5,858,227)
Purchase of bank premises and equipment, net		(14,232)	(71,324)
Net cash used in investing activities		(7,300,123)	(7,481,978)
Cash flows from financing activities:			
Net increase in deposits		6,411,161	8,199,865
Net increase in short-term borrowings		483,024	546,571
Net cash provided by financing activities		6,894,185	8,746,436
Net increase (decrease) in cash and cash equivalents		(677,446)	1,024,510
Cash and cash equivalents at beginning of year		2,917,652	1,893,142
Cash and cash equivalents at end of year	$	2,240,206	2,917,652
Supplemental information - cash paid for interest	$	903,988	395,238

See accompanying notes to financial statements.

THE BANK OF GODFREY

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank of Godfrey (the Bank) provides a full range of banking services to individual and corporate customers in the "Riverbend" area in Madison and Jersey counties in Illinois, a part of the metropolitan St. Louis market, through its one location in Godfrey, Illinois. The Bank was incorporated and began its development stage activities on January 21, 1997. Such development stage activities (i.e., applying for a banking charter, raising capital, acquiring property, and developing policies and procedures, etc.) led to the opening of the Bank (upon receipt of all regulatory approvals) on June 17, 1999.

The Bank is subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis metropolitan area, with many such competitors located in the Riverbend area. Additionally, the Bank is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Bank conform to generally accepted accounting principles within the banking industry. In compiling the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates which are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses and valuation of net deferred tax assets. Actual results could differ from those estimates.

Following is a description of the more significant of the accounting policies of the Bank:

Basis of Accounting

The Bank utilizes the accrual basis of accounting, which includes in the total of net income or loss all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Bank is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners.

Cash Flow Information

For purposes of the statements of cash flows, cash equivalents include due from banks, Federal funds sold, and interest-earning deposits in financial institutions.

Earnings Per Common Share

Earnings (loss) per common share is based on the weighted average number of common shares outstanding each year.

Investments in Debt and Equity Securities

The Bank classifies its debt securities into one of three categories at the time of purchase: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near-term. Held-to-maturity securities are those debt securities which the Bank has the ability and intent to hold until maturity. All other debt securities not included in trading or held-to-maturity, and all equity securities, are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. Holding gains and losses on trading securities (for which no securities were so designated at December 31, 2001 and 2000) would be included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income in stockholders' equity until realized. Transfers of securities between categories would be recorded at fair value at the date of transfer. Unrealized holding gains and losses would be recognized in earnings for transfers into the trading category.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary would result in a charge to earnings and the establishment of a new cost basis for the security.

For securities in the available-to-sale and held-to-maturity categories, premiums and discounts are amortized or accreted over the lives of the respective securities, with consideration of historical and estimated prepayment rates, as an adjustment to yield using the interest method. Interest income is recognized when earned. Realized gains and losses from the sale of any securities classified as available-for-sale would be included in earnings, derived using the specific identification method for determining the cost of securities sold.

Loans

Interest on loans is credited to income based on the principal amount outstanding. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business. Subsequent payments received on such loans are applied to principal if any doubt exists as to the collectibility of such principal; otherwise, such receipts are recorded as interest income. Loans are returned to accrual status when management believes full collectibility of principal and interest is expected. The Bank considers a loan impaired when all amounts due - both principal and interest - will not be collected in accordance with the contractual terms of the loan agreement. When measuring impairment for such loans, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan; however, the Bank would measure impairment based on the fair value of the collateral, if foreclosure was probable.

Loan origination fees and related expenses are recognized when received and when incurred, respectively, the results of which do not differ materially from generally accepted accounting principles.

The reserve for possible loan losses is available to absorb loan charge-offs. The reserve is increased by provisions charged to operations and is reduced by loan charge-offs less recoveries. The provision charged to operations each year is that amount which management believes is sufficient to bring the balance of the reserve to a level adequate to absorb potential loan losses, based on their knowledge and evaluation of past losses, the current loan portfolio, and the current economic environment in which the borrowers of the Bank operate.

Management believes the reserve for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the reserve may be necessary based on changes in economic conditions. Additionally, various regulatory agencies, as an integral part of the examination process, periodically review the Bank's reserve for possible loan losses. Such agencies may require the Bank to add to the reserve for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation of premises and equipment are computed over the expected lives of the assets, using the straight-line method. Estimated useful lives are 40 years for the Bank's building and three to ten years for furniture, fixtures, and equipment. Expenditures for major renewals and betterments of bank premises and equipment (including interest expense incurred thereon) are capitalized, and those for maintenance and repairs are expensed as incurred.

Although the Bank has been operational for a short period of time, certain long-lived assets, such as bank premises and equipment, and certain identifiable intangible assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of would be reported at the lower of the carrying amount or estimated fair value, less estimated selling costs.

Other Real Estate Owned

Other real estate owned represents property acquired through foreclosure, or deeded to the Bank in lieu of foreclosure, for loans on which borrowers have defaulted as to payment of principal and interest. Although the Bank, in its early existence, has not yet had to foreclose on any loans, the Bank's policies in such situations would require the properties acquired to be initially recorded at the lower of the Bank's carrying amount or fair value (less estimated selling costs), and carried in other assets in the balance sheet. Valuations would be periodically performed by management, and an allowance for losses would be established by means of a charge to noninterest expense if the carrying value of a property exceeded its fair value, less estimated selling costs. Subsequent increases in the fair value (less estimated selling costs) would be recorded through a reversal of the allowance, but not below zero. Costs related to development and improvement of property would be capitalized, while costs relating to holding the property would be expensed.

Income Taxes
Applicable income tax expense (benefit) is computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Bank uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Mortgage Banking Operations
The Bank maintains a mortgage banking operation which originates mortgage loans for sale to the secondary market. Servicing rights are not retained on the loans originated and sold. Mortgage loans held for sale (for which no specific loans were held at December 31, 2001 and 2000) are valued at the lower of cost or market, as determined by outstanding commitments from investors. Gains and losses on the sale of these loans and the effects of market adjustments are included in noninterest income in the statements of operations.

Financial Instruments
For purposes of information included in note 10 regarding disclosures about financial instruments, financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that both:

(a) Imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity, and

(b) Conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (FAS 133)," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. FAS 133 defines a derivative instrument as a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. These terms determine the amount of the settlement or settlements and, in some cases, whether or not a settlement is required. An underlying is a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable. An underlying may be a price or rate of an asset or liability but is not the asset or liability itself. A notional amount is a number of currency units specified in the contract. The settlement of a derivative instrument with a notional amount is determined by interaction of that notional amount with the underlying. A payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner.

b. It requires no initial net investment or an initial net investment that would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different than net settlement.

FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

The accounting for changes in the fair value of a derivative (that is, the gains and losses) depends on the intended use of the derivative and the resulting designation. The Bank has not engaged in any hedging activities since its inception. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

FAS 133 became effective during the year ended December 31, 2001. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which addresses certain implementation issues of FAS 133. At December 31, 2001 and 2000, the only financial instruments of the Bank meeting the above definition of a derivative instrument are fixed rate loan commitments and standby letters of credit. The fair values of commitments to extend credit and standby letters credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present credit worthiness of such counterparties. The Bank believes such commitments have been made on terms which are competitive in the market in which it operates and are relatively short-term in nature; however, no premium or discount is offered thereon and, accordingly, the Bank has not assigned a value to such instruments.

Reclassifications
Certain reclassifications have been made to the 2000 financial statement amounts to conform to the 2001 presentation.

NOTE 2 - INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair values of debt and equity securities classified as available-for-sale at December 31, 2001 and 2000 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
2001				
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 8,604,441	186,091	(15,422)	8,775,110
Equity securities	51,400	–	–	51,400
	$ 8,655,841	186,091	(15,422)	8,826,510

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
2000				
U.S. Treasury issues and obligations of U.S. Government agencies and corporations	$ 2,660,453	27,686	(4,294)	2,683,845
Equity securities	13,000	–	–	13,000
	$ 2,673,453	27,686	(4,294)	2,696,845

The equity securities included above represent common stock of the Federal Home Loan Bank of Chicago, which is administered by the Federal Housing Finance Board. As a member of the Federal Home Loan Bank System, the Bank must maintain an investment in the capital stock of the Federal Home Loan Bank of Chicago in an amount equal to the greater of 1% of the aggregate outstanding balance of loans secured by dwelling units at the beginning of each year or 0.3% of the total assets of the Bank. The stock is recorded at cost, which represents redemption value. The Bank's membership in the Federal Home Loan Bank of Chicago provides the availability of borrowings therefrom, which would be secured by residential real estate mortgage loans included in the Bank's loan portfolio. At December 31, 2001, The Bank had not yet borrowed any funds from the Federal Home Loan Bank of Chicago.

The amortized cost and estimated fair values of debt and equity securities classified as available-for-sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Estimated fair value
Due one year or less	$	2,169,512	2,202,795
Due one year through five years		5,792,529	5,930,801
Due five years through ten years		642,400	641,514
Equity securities		51,400	51,400
	$	8,655,841	8,826,510

The amortized cost, gross unrealized gains and losses, and estimated fair values of debt securities classified as held-to-maturity at December 31, 2001 and 2000 are as follows:

		2001	2000
U.S. Treasury issues and obligations of U.S. Government agencies and corporations:			
Amortized cost	$	1,294,466	1,884,525
Gross unrealized gains		34,972	12,832
Gross unrealized losses		–	(588)
Estimated fair value	$	1,329,438	1,896,769

The amortized cost and estimated fair values of debt securities classified as held-to-maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Estimated fair value
Due one year or less	$	998,732	1,019,220
Due one year through five years		295,734	310,218
	$	1,294,466	1,329,438

The carrying value of debt securities pledged to secure public funds and securities sold under repurchase agreements amounted to approximately $1,431,000 and $797,000 at December 31, 2001 and 2000, respectively.

NOTE 3 - LOANS

The composition of the loan portfolio at December 31, 2001 and 2000 is as follows:

		2001	2000
Commercial:			
Real estate	$	745,758	762,413
Other		3,070,626	851,784
Real estate:			
Construction		942,221	1,311,261
Residential		3,764,519	3,744,230
Consumer		763,246	741,758
	$	9,286,370	7,411,446

The Bank grants commercial, industrial, residential, and consumer loans throughout the Riverbend area. The Bank does not have any particular concentration of credit in any one economic sector; however, a substantial portion of the portfolio is concentrated in and secured by real estate in the Riverbend area. The ability of the Bank's borrowers to honor their contractual obligations is dependent upon the local economy and its effect on the real estate market.

The aggregate amount of loans to executive officers and directors and loans made for the benefit of executive offices and directors was $127,775 and $182,565 at December 31, 2001 and 2000, respectively. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than the normal risk of collectibility. A summary of activity for loans to executive officers and directors for the year ended December 31, 2001 is as follows:

Balance, December 31, 2000	$	182,565
New loans made		–
Payments received		(54,790)
Balance, December 31, 2001	$	127,775

At December 31, 2001, the Bank had a total of $385,397 of loans that were considered impaired, all of which had the accrual of interest discontinued. The Bank had allocated $57,810 of the reserve for possible loan losses for these impaired loans at December 31, 2001. Had these loans continued to accrue interest, the Bank would have earned $33,447 for the year ended December 31, 2001, rather than the $20,705 that the Bank earned thereon on a cash basis. The average balance of these impaired loans for the year ended December 31, 2001 was $397,280. The Bank had no loans which were considered impaired at December 31, 2000 or for the year then ended.

Transactions in the reserve for possible loan losses for the years ended December 31, 2001 and 2000 are summarized as follows:

		2001	2000
Balance, January 1	$	86,580	10,143
Provision charged to operations		47,169	78,107
Loans charged off		(15,575)	(1,670)
Recoveries of loans previously charged off		5,569	–
Balance, December 31	$	123,743	86,580

NOTE 4 - BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment at December 31, 2001 and 2000 is as follows:

		2001	2000
Land	$	290,508	290,508
Building and improvements		806,843	806,843
Furniture, fixtures, and equipment		292,485	278,253
		1,389,836	1,375,604
Less accumulated depreciation		203,982	114,924
	$	1,185,854	1,260,680

Amounts charged to noninterest expense for depreciation aggregated $89,058 and $83,214 for the years ended December 31, 2001 and 2000, respectively.

NOTE 5 - INTEREST-BEARING DEPOSITS

A summary of interest-bearing deposits at December 31, 2001 and 2000 is as follows:

	2001	2000
Interest-bearing transaction accounts	$ 6,213,229	2,044,007
Savings	1,123,442	602,327
Other time deposits:		
Less than $100,000	8,144,878	7,123,420
$100,000 and over	3,066,922	2,745,583
	$ 18,548,471	12,515,337

Interest expense on deposits for the years ended December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Interest-bearing transaction accounts	$ 158,196	73,457
Savings	22,174	11,614
Other time deposits:		
Less than $100,000	487,340	227,445
$100,000 and over	171,378	109,544
	$ 839,088	422,060

Following are the maturities of time deposits for each of the next five years and in the aggregate at December 31, 2001:

Year ending December 31:	
2002	$ 8,984,891
2003	758,322
2004	634,047
2005	652,289
2006	182,251
	$ 11,211,800

NOTE 6 - INCOME TAXES

The income tax benefits for the years ended December 31, 2001 and 2000 consist entirely of deferred tax benefits of $86,680 and $90,647, respectively. The benefits recorded by the Bank for the years ended December 31, 2001 and 2000 differ from the amounts that would result from multiplying the Federal statutory rate of 34% times the Bank's net loss before income tax benefits, primarily due to the differential in rates at which the Bank expects such benefits will be realized for tax reporting purposes.

The tax effects of temporary differences which give rise to significant portions of deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ 251,074	159,537
Amortization of start-up costs for tax reporting purposes	49,709	31,005
Reserve for possible loan losses	37,931	26,186
Other, net	300	–
Total deferred tax assets	339,014	216,728
Deferred tax liabilities:		
Bank premises and equipment	(17,432)	(14,982)
Accrual basis of accounting used for financial reporting purposes and cash basis of accounting used for tax reporting purposes	(30,933)	(4,522)
Unrealized net holding gains on available-for-sale securities	(56,906)	(7,959)
Other, net	(12,125)	(5,380)
Total deferred tax liabilities	(117,396)	(32,843)
Net deferred tax assets	$ 221,618	183,885

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. No valuation reserve has been established at December 31, 2001 and 2000, due to management's belief that it will become profitable in the near future to allow for the utilization of such net deferred assets. At December 31, 2001, the Bank had a cumulative net operating loss carryforward for tax reporting purposes of $1,133,427, which expires in 2019, 2020, and 2021.

NOTE 7 - SHORT-TERM BORROWINGS

The current and average balances, maximum month-end amounts outstanding, current average rate, and weighted average interest rate paid on the Bank's securities sold under repurchase agreements as of and for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Balance at end of year	$ 1,029,595	546,571
Average balance	1,061,772	502,159
Maximum amount outstanding at any month-end	1,986,912	1,106,783
Average rate at end of year	2.60%	4.80%
Weighted average interest rate paid during the year	4.38%	4.80%

NOTE 8 - CAPITAL STOCK

The Bank has authorized 354,726 shares of common stock with a par value of $5.00 per share. At December 31, 2001 and 2000, 354,726 shares were issued and outstanding. Holders of each share of common stock have the same rights, privileges and preferences as the holders of every other share of common stock, and share equally in dividends declared, as well as upon liquidation, dissolution, or winding up of the affairs of the Bank. Each holder of common stock is entitled to one vote for each share on all matters submitted to shareholders, except that shareholders have cumulative rights when voting to elect directors. The common stock does not entitle the holder thereof to any redemption right, sinking fund provision, or right of conversion in existence with respect to the common stock. Holders of common stock have a pre-emptive right to acquire capital stock of the Bank when and if issued by the Bank, with the exception of shares issued pursuant to any stock option plans which the Bank may establish.

NOTE 9 - LITIGATION

During the normal course of business, various legal claims have arisen which, in the opinion of management, will not result in any material liability to the Bank.

NOTE 10 - DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Bank issues financial instruments with off-balance-sheet risk in the normal course of the business of meeting the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for financial instruments included on the balance sheet. Following is a summary of the Bank's off-balance-sheet financial instruments at December 31, 2001 and 2000:

	2001	2000
Financial instruments for which contractual amounts represent:		
Commitments to extend credit	$ 323,112	599,765
Standby letters of credit	52,500	52,500
	$ 375,612	652,265

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Of the total commitments to extend credit at December 31, 2001, $253,102 are at fixed rates. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property or equipment, on which the Bank generally maintains a superior lien.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Following is a summary of the carrying amounts and estimated fair values of the Bank's financial instruments at December 31, 2001 and 2000:

		2001	
		Carrying amount	Estimated fair value
Balance sheet assets:			
Cash and due from banks	$	969,206	969,206
Federal funds sold		1,271,000	1,271,000
Investments in debt and equity securities		10,120,976	10,155,948
Loans, net		9,162,627	9,280,887
Accrued interest receivable		190,959	190,959
	$	21,714,768	21,868,000
Balance sheet liabilities:			
Deposits	$	19,426,428	19,587,413
Short-term borrowings		1,029,595	1,029,595
Accrued interest payable		55,697	55,697
	$	20,511,720	20,672,705

		2000	
		Carrying amount	Estimated fair value
Balance sheet assets:			
Cash and due from banks	$	674,652	674,652
Federal funds sold		2,243,000	2,243,000
Investments in debt and equity securities		4,581,370	4,593,614
Loans, net		7,324,866	7,401,761
Accrued interest receivable		105,659	105,659
	$	14,929,547	15,018,686
Balance sheet liabilities:			
Deposits	$	13,015,267	13,065,087
Short-term borrowings		546,571	546,571
Accrued interest payable		74,057	74,057
	$	13,635,895	13,685,715

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and Other Short-Term Instruments

For cash and due from banks (including interest-earning deposits in other financial institutions), Federal funds sold, accrued interest receivable (payable), and short-term borrowings, the carrying amount is a reasonable estimate of fair value, as such instruments are due on demand and/or reprice in a short time period.

Investments in Debt and Equity Securities

Fair values are based on quoted market prices or dealer quotes.

Loans
For certain homogeneous categories of loans, such as residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and with the same remaining maturities.

Deposits
The fair value of demand deposits, savings accounts, and interest-bearing transaction account deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present creditworthiness of such counterparties. The Bank believes such commitments have been made on terms that are competitive in the markets in which it operates.

NOTE 11 - REGULATORY MATTERS
On June 1, 2001, the Bank's Board of Directors entered into a Memorandum of Understanding with the Federal Deposit Insurance Corporation (the FDIC) and the Commissioner of Banks and Trust Companies of Illinois (the Illinois Bank Commissioner) to (a) adopt a written plan of action to reduce the level of problem loans; (b) establish and maintain an internal watch list for problem loans; (c) establish a written policy addressing the Bank's secondary market activities; (d) formulate and implement a comprehensive written three-year strategic plan; (e) adopt a written plan of action to improve the earnings level of the Bank; (f) revise the funds management policy to address the methodology used to identify, measure, monitor, and manage the Bank's interest rate position; (g) reduce the Bank's interest rate risk to within the Bank's written guidelines; (h) obtain a written review of the Bank's staffing requirements, particularly in the loan administration area; and (i) maintain the Bank's reserve for possible loan losses at an adequate level. The FDIC and Illinois Bank Commissioner requested the Memorandum of Understanding as a result of the FDIC's examination of the Bank as of December 31, 2000.

While no absolute assurance can be given, Bank management believes the necessary actions have been taken toward complying with the provisions of the Memorandum of Understanding. It is not presently determinable what actions, if any, bank regulatory authorities might take if the provisions of the Memorandum of Understanding are not complied with in the specific time periods required.

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Bank management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the applicable regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Bank management believes have changed the Bank's risk category.

The Bank's actual capital amounts and ratios at December 31, 2001 and 2000 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
2001	**$ 2,349,543**	**20.38%**	**$ 923,360**	**≥8.0%**	**$ 1,154,200**	**≥10.0%**
2000	2,613,445	19.66%	1,063,440	≥8.0%	1,329,300	≥10.0%
Tier 1 capital (to risk-weighted assets)						
2001	**$ 2,225,800**	**19.31%**	**$ 461,680**	**≥4.0%**	**$ 692,520**	**≥6.0%**
2000	2,526,865	19.01%	531,720	≥4.0%	797,580	≥6.0%
Tier 1 capital (to average assets)						
2001	**$ 2,225,800**	**9.70%**	**$ 919,140**	**≥4.0%**	**$ 1,148,925**	**≥5.0%**
2000	2,526,865	21.96%	460,165	≥4.0%	575,206	≥5.0%

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidating balance sheet as of September 30, 2002, gives effect to the Merger as if the Merger had been effective on September 30, 2002. The following unaudited pro forma condensed consolidating statements of income for the year ended December 31, 2001 and the nine months ended September 30, 2002 and 2001, present the consolidated operations of Reliance Bancshares, Inc. combined with the operations of The Bank of Godfrey for the periods presented as if the Merger had been effective on January 1, 2001. The Merger will be accounted for under the purchase method of accounting, and includes the adjustments set forth in the accompanying notes to the pro forma condensed consolidating financial statements.

These pro forma condensed consolidating financial statements have been prepared by Reliance Bancshares, Inc. management based upon the historical consolidated financial statements of Reliance Bancshares, Inc. and The Bank of Godfrey. The pro forma consolidating information is not necessarily indicative of the actual results that would have occurred had the Merger been consummated prior to the periods indicated, or of the future operations of the combined entity. This information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Reliance Bancshares, Inc. and The Bank of Godfrey, including the respective notes thereto, which are included elsewhere herein, and the comparative per common share data, including the notes thereto, appearing elsewhere in this Offering Circular. Reliance Bancshares, Inc. and The Bank of Godfrey Stockholders are urged to read such information carefully. *See* "COMPARATIVE PER COMMON SHARE DATA."

RELIANCE BANCSHARES, INC.

Pro Forma Condensed Consolidating Balance Sheet of Reliance Bancshares, Inc. and Subsidiary and The Bank of Godfrey

September 30, 2002
(unaudited)

		Historical				
		Reliance Bancshares, Inc.	The Bank of Godfrey	Combined	Adjustments	Pro Forma Consolidated
Assets						
Cash and due from banks	$	1,781,542	903,071	2,684,613	-	2,684,613
Short-term investments		19,915	436,409	456,324	-	456,324
Investment securities		87,990,417	6,440,975	94,431,392	7,952	94,439,344
Loans, net of deferred loan fees/costs		103,597,830	17,438,289	121,036,119	200,000	121,236,119
Reserve for possible loan losses		(1,050,000)	(242,720)	(1,292,720)	-	(1,292,720)
Net loans		102,547,830	17,195,569	119,743,399	200,000	119,943,399
Bank premises and equipment		3,767,376	1,161,056	4,928,432	300,000	5,228,432
Identifiable intangible assets		-	-	-	150,000	150,000
Goodwill		-	-	-	626,408	626,408
Other assets		1,429,471	475,301	1,904,772	-	1,904,772
	$	197,536,551	26,612,381	224,148,932	1,284,360	225,433,292
Liabilities and Stockholders' Equity						
Noninterest-bearing deposits	$	10,315,727	1,144,922	11,460,649	-	11,460,649
Interest-bearing deposits		145,217,848	21,276,143	166,493,991	1,950,000	168,443,991
Total deposits		155,533,575	22,421,065	177,954,640	1,950,000	179,904,640
Short-term borrowings		10,896,135	1,425,209	12,321,344	-	12,321,344
Long-term borrowings		4,300,000	-	4,300,000	-	4,300,000
Other liabilities		1,549,182	156,284	1,705,466	94,181	1,799,647
Total liabilities		172,278,892	24,002,558	196,281,450	2,044,181	198,325,631
Stockholders' equity:						
Common stock		1,823,596	1,773,630	3,597,226	(1,677,526)	1,919,700
Surplus		21,461,915	1,589,572	23,051,487	164,326	23,215,813
Retained earnings (accumulated deficit)		897,072	(878,378)	18,694	878,378	897,072
Accumulated other comprehensive income - unrealized net holding gains on available-for-sale securities, net of tax		1,075,076	124,999	1,200,075	(124,999)	1,075,076
Total stockholders' equity		25,257,659	2,609,823	27,867,482	(759,821)	27,107,661
	$	197,536,551	26,612,381	224,148,932	1,284,360	225,433,292

See accompanying notes to pro forma condensed consolidating financial statements.

RELIANCE BANCSHARES, INC.

Pro Forma Condensed Consolidating Statement of Income of Reliance Bancshares, Inc. and Subsidiary and The Bank of Godfrey

Year Ended December 31, 2001
(unaudited)

		Historical				
		Reliance Bancshares, Inc.	The Bank of Godfrey	Combined	Adjustments	Pro Forma Consolidated
Interest income	$	7,287,511	1,238,749	8,526,260	(185,766)	8,340,494
Interest expense		4,619,714	885,628	5,505,342	-	5,505,342
Net interest income		2,667,797	353,121	3,020,918	(185,766)	2,835,152
Provision for possible loan losses		360,000	47,169	407,169	-	407,169
Noninterest income		250,538	75,427	325,965	-	325,965
Noninterest expense		2,022,368	731,391	2,753,759	17,500	2,771,259
Income (loss) before income taxes		535,967	(350,012)	185,955	(203,266)	(17,311)
Income tax expense (benefit)		168,709	(86,680)	82,029	(81,306)	723
Net income (loss)	$	367,258	(263,332)	103,926	(121,960)	(18,034)
Pro forma per share data:						
Weighted average number of shares outstanding:						
Basic	$	1,338,248	354,726		96,104	1,434,352
Diluted		1,353,034	354,726		96,104	1,449,138
Earnings per share:						
Basic	$	0.27	(0.74)			(0.01)
Diluted		0.27	(0.74)			(0.01)

See accompanying notes to pro forma condensed consolidating financial statements.

RELIANCE BANCSHARES, INC.

Pro Forma Condensed Consolidating Statement of Income of Reliance Bancshares, Inc. and Subsidiary and The Bank of Godfrey

Nine Months Ended September 30, 2002
(unaudited)

		Historical				
		Reliance Bancshares, Inc.	The Bank of Godfrey	Combined	Adjustments	Pro Forma Consolidated
Interest income	$	6,777,295	1,107,262	7,884,557	(84,434)	7,800,123
Interest expense		3,338,809	486,423	3,825,232	-	3,825,232
Net interest income		3,438,486	620,839	4,059,325	(84,434)	3,974,891
Provision for possible loan losses		300,000	113,471	413,471	-	413,471
Noninterest income		100,585	77,574	178,159	-	178,159
Noninterest expense		1,968,054	547,536	2,515,590	13,125	2,528,715
Income before income taxes		1,271,017	37,406	1,308,423	(97,559)	1,210,864
Income tax expense (benefit)		311,655	-	311,655	(26,306)	285,349
Net income	$	959,362	37,406	996,768	(71,253)	925,515
Pro forma per share data:						
Weighted average number of shares outstanding:						
Basic	$	1,609,315	354,726		96,104	1,705,419
Diluted		1,637,582	354,726		96,104	1,733,686
Earnings per share:						
Basic	$	0.60	0.11			0.54
Diluted		0.59	0.11			0.53

See accompanying notes to pro forma condensed consolidating financial statements.

RELIANCE BANCSHARES, INC.

Pro Forma Condensed Consolidating Statement of Income of Reliance Bancshares, Inc. and Subsidiary and The Bank of Godfrey

Nine Months Ended September 30, 2001
(unaudited)

		Historical				
		Reliance Bancshares, Inc.	The Bank of Godfrey	Combined	Adjustments	Pro Forma Consolidated
Interest income	$	5,294,914	920,133	6,215,047	(141,312)	6,073,735
Interest expense		3,434,456	671,856	4,106,312	-	4,106,312
Net interest income		1,860,458	248,277	2,108,735	(141,312)	1,967,423
Provision for possible loan losses		235,000	41,857	276,857	-	276,857
Noninterest income		351,686	59,934	411,620	-	411,620
Noninterest expense		1,508,259	543,636	2,051,895	13,125	2,065,020
Income (loss) before income taxes		468,885	(277,282)	191,603	(154,437)	37,166
Income tax expense (benefit)		147,442	(63,855)	83,587	(61,775)	21,812
Net income (loss)	$	321,443	(213,427)	108,016	(92,662)	15,354
Pro forma per share data:						
Weighted average number of shares outstanding:						
Basic	$	1,340,450	354,726		96,104	1,436,554
Diluted		1,355,009	354,726		96,104	1,451,113
Earnings per share:						
Basic	$	0.24	(0.60)			0.01
Diluted		0.24	(0.60)			0.01

See accompanying notes to pro forma condensed consolidating financial statements.

RELIANCE BANCSHARES, INC.

Notes to Pro Forma Condensed Consolidating Financial Statements
December 31, 2001 and September 30, 2002 and 2001

(unaudited)

Background

Reliance Bancshares, Inc. proposes to merge with The Bank of Godfrey in a transaction wherein Reliance Bancshares, Inc. will exchange 96,104 shares of Reliance Bancshares, Inc. Common Stock and cash of $1,850,000, for the 354,726 outstanding shares of The Bank of Godfrey Common Stock. The value used to record the issuance of Reliance Bancshares, Inc. Common Stock is $19.25 per share, the price at which Reliance Bancshares, Inc. stock was valued at September 30, 2002.

Assumptions

1. The pro forma condensed consolidating balance sheet of Reliance Bancshares, Inc. and its subsidiary and The Bank of Godfrey as of September 30, 2002 has been prepared in accordance with the following financial assumptions:

   a. The transaction referred to above occurs on September 30, 2002.

   b. The transaction will be accounted for using the purchase method of accounting, in which 100% of the outstanding common shares of The Bank of Godfrey will be acquired by Reliance Bancshares, Inc. for 96,104 shares of Reliance Bancshares, Inc. common stock and $1,850,000 of cash. Accordingly, the net assets of The Bank of Godfrey are adjusted to their fair market value and no minority interest is considered. The components of the merger transaction are outlined as follows:

Reliance Bancshares, Inc. consideration:		
Cash	$	1,850,000
96,104 shares of Reliance Bancshares, Inc. common stock		1,850,002
Estimated merger costs incurred by Reliance Bancshares, Inc.		100,000
		3,800,002
Historical book value of The Bank of Godfrey at September 30, 2002		2,609,823
Adjustments to reflect fair value of The Bank of Godfrey net assets:		
Held-to-maturity investment securities		7,952
Loans		200,000
Bank building		300,000
Core deposit intangible asset		150,000
Estimated acquisition costs		(100,000)
Deferred taxes		5,819
		3,173,594
Goodwill	$	626,408

The amounts above for investments, loans and the bank building reflect the adjustments required to increase The Bank of Godfrey's carrying value of such assets to their estimated fair value. The write up of the core deposit intangible asset reflects the estimated identifiable intangible asst relating to The Bank of Godfrey's deposit portfolio. The acquisition costs to be incurred include an estimate of merger costs to be incurred by both Reliance Bancshares, Inc. and The Bank of Godfrey, both before and after the merger. Deferred taxes represent the estimated taxes to be incurred on these valuation adjustments, net of a write up of The Bank of Godfrey's deferred tax assets to their expected net realizable value. In the opinion of Reliance Bancshares, Inc. management, the net book value of all other net assets of The Bank of Godfrey does not differ materially with the appropriate fair value thereof. The cash portion of the purchase price will be paid from available funds on hand of Reliance Bancshares, Inc. Such funds are presently deposited in a money market deposit account at Reliance Bank.

2. The pro forma condensed consolidating statements of income presented herein have been prepared in accordance with the following financial assumptions:

   a. The Merger occurs at the beginning of the earliest period presented, i.e., January 1, 2001, and is accounted for using the purchase method of accounting. Accordingly, the results of operations of Reliance Bancshares, Inc. and The Bank of Godfrey are included in the Reliance Bancshares, Inc. consolidated results of operations from January 1, 2001 forward.

   b. The effects of the pro forma purchase accounting adjustments outlined in (1)(b) above on the individual balance sheet captions and in total for each of the next five years and thereafter are as follows:

	Investment Securities					
	Held-to-maturity	Available-for-sale	Loans	Bank building	Core deposit intangible	Total
2001	$ 7,952	111,147	66,667	7,500	10,000	203,266
2002	-	59,245	53,333	7,500	10,000	130,078
2003	-	13,370	40,000	7,500	10,000	70,870
2004	-	2,628	26,667	7,500	10,000	46,795
2005	-	1,108	13,333	7,500	10,000	31,941
After 5 years	-	-	-	262,500	100,000	362,500
	$ 7,952	187,498	200,000	300,000	150,000	845,450

   Available-for-sale securities are maintained on the books of The Bank of Godfrey at fair value; however, in purchase accounting the net write up is in effect transferred from accumulated other comprehensive income to capital surplus, resulting in a new cost amount for which the unamortized premium must be amortized into interest income over the lives of the respective securities.

   For the years ending December 31, 2006 through December 31, 2016, the net effect of the amortization of purchase adjustments per year will be $17,500, and thereafter, will be $7,500 through December 31, 2030.

   c. The adjustments to reflect amortization of the purchase adjustments in the pro forma condensed consolidating statements of income included herein are as follows:

	Year ended December 31, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Reduction of interest income from amortization of write up of:			
Investment securities	$ 119,099	44,434	91,312
Loans	66,667	40,000	50,000
Increase in noninterest expense for the amortization of:			
Bank building write up	7,500	5,625	5,625
Core deposit intangible asset	10,000	7,500	7,500

The premium on loans is amortized over the expected lives of the related loans (five years) using a method which approximates the level effective rate on the loans included therein.

d. The combined effective Federal and state income tax rate used in the pro forma condensed consolidating statements of income is 40%. Additionally, the income tax expense for The Bank of Godfrey for the nine months ended September 30, 2002 was adjusted to reflect a 34% effective rate on the Bank's unadjusted income, as the Bank had not recorded a tax expense for this time period (i.e., had recorded a 100% valuation reserve for deferred taxes relating to 2002 taxable income).

Appendix A

AGREEMENT AND PLAN OF MERGER BETWEEN RELIANCE BANCSHARES, INC. AND THE BANK OF GODFREY DATED OCTOBER 17, 2002 AND FIRST AMENDMENT THERETO DATED NOVEMBER 19, 2002

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered this 17th day of October, 2002, by and between RELIANCE BANCSHARES, INC., a Missouri corporation ("Company") and THE BANK OF GODFREY, an Illinois bank ("Bank").

RECITALS

WHEREAS, the respective Boards of Directors of Company and Bank have approved the merger of an interim Illinois bank (to be chartered upon the application of the Company made to the Illinois Commissioner of Banks and Real Estate) with and into the Bank (the "Merger"); and

WHEREAS, the respective Boards of Directors of Company and Bank have determined that the Merger and other transactions as described herein are desirable and in the best interests of their respective shareholders and that the same are consistent with, and in furtherance of, their business strategies and goals; and

WHEREAS, the parties desire to provide certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

NOW THEREFORE, in consideration of the promises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows:

ARTICLE ONE
TERMS OF THE MERGER AND CLOSING

Section 1.1. The Merger. Company will organize an Illinois bank as an interim subsidiary bank to be called Godfrey Interim Bank (herein "GIB") and pursuant to the terms and provisions of this Agreement and the Illinois Banking Act, (205 ILCS § 5/1 et seq.) (the "Illinois Statute") the parties agree to effect the merger of Godfrey Interim Bank with and into Bank. Company and Bank agree to cause GIB and Bank to enter into an interim bank merger pursuant to Sections 13.5 and 22 of the Illinois Statute which will be consummated as the Merger hereunder.

Section 1.2. Merged Bank. Godfrey Interim Bank shall be the merged bank in the Merger and its corporate identity and existence, separate and apart from Company and Bank, shall cease on consummation of the Merger.

Section 1.3. Continuing Bank in the Merger. Bank shall be the continuing bank in the Merger (sometimes called the "Continuing Bank" or the "resulting bank"). At the Effective Time (as defined in Section 1.18 hereof) the Charter of Bank shall be amended to the extent necessary to make the capital stock of GIB the capital and outstanding stock of Bank.

Section 1.4. Merger Procedure. The following merger procedure will control the merger of GIB with and into Bank as provided by Section 22 of the Illinois Statute:

(a) The name and location of each merging bank are: Godfrey Interim Bank, 2810 Godfrey Road, Godfrey, Illinois 62035; and The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035. The sole stockholder of GIB is or will be Company and the stockholders of Bank are listed on Exhibit A attached hereto.

(b) With respect to the resulting bank in the Merger, the following information is provided:

(i) the resulting bank will be The Bank of Godfrey and the location of its main banking premises will be 2810 Godfrey Road, Godfrey, Illinois 62035;

(ii) the amount of Tier 1 capital of the resulting bank is shown on Exhibit B attached hereto;

(iii) the resulting bank will have outstanding upon completion of the Merger 354,726 shares of capital stock, with a par value of $5.00 for each share, all of which will be owned by Company;

(iv) the Continuing Bank is to be The Bank of Godfrey and the charter of the said Bank is to be the charter of the resulting bank; and the by-laws of Bank will be the by-laws of the Continuing Bank; and

(v) a detailed financial statement showing the assets and liabilities and the increased capital of the Continuing Bank after the proposed merger is detailed on Exhibit B attached hereto.

(c) Provisions stating the method, terms and conditions of carrying the Merger into effect, including the manner of converting the shares of the Bank into cash and shares of Class A common stock of the Company are detailed in Sections 1.5, 1.6, 1.7, 1.8, 1.9, 1.10, 1.12 and 1.13 of this Agreement.

(d) This Merger Agreement is subject to approval by the Illinois Commissioner of Banks and Real Estate (the "Commissioner") and by the stockholders of each merging bank and whether approved or disapproved the merging banks will pay the Commissioner's expenses of examination.

(e) Provisions governing the manner of disposition of shares of the resulting bank not taken by the dissenting stockholders of the merging banks are covered by Sections 1.7 (d) and 1.11 of this Agreement.

(f) The parties to this Agreement agree to provide additional information and data to the Commissioner as requested, to enable that person to discharge his duties with respect to the Merger.

Section 1.5. Effect of the Merger. The Merger shall have all of the effects provided by the Illinois Statute. If, at any time after the Effective Time, the Continuing Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Continuing Bank its right, title or interest in, to or under any of the rights, properties or assets of Bank or GIB, or (b) otherwise carry out the purposes of this Agreement, Company, Bank and GIB and their respective officers and directors shall be deemed to have granted to the Continuing Bank an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Bank and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Bank are authorized in the name of Company, Bank or GIB or otherwise to take any and all such action to conform to the provisions of this Agreement.

Section 1.6. Board of Directors and Officers. At the Effective Time, the directors and officers of Bank immediately prior to the Effective Time, as modified by this Agreement, shall be the directors and officers, respectively, of the Continuing Bank following the Merger, and such directors and officers shall hold office in accordance with the Continuing Bank's Charter and Bylaws and applicable law at the Effective Time. The names of the directors and officers of the Continuing Bank are listed on Exhibit C attached hereto.

Section 1.7. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Bank or GIB or the holder of any of the following securities:

(a) Subject to Sections 1.8, 1.9, 1.10, 1.11 and 1.13 hereof, each share of capital stock, $5.00 par value, of Bank (the "Bank Capital Stock") issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and become the following:

(i) the right to receive an amount in cash equal to $10.44 (the "Cash Distribution"); or

(ii) the right to receive .5418 shares of Class A common stock, $1.00 par value, of Company (the "Company Common Stock") (the "Stock Distribution"); or

(iii) the right to receive a combination of the Cash Distribution and the Stock Distribution (the "Combined Distribution");

as the holder thereof shall be deemed to have elected pursuant to Section 1.8 of this Agreement (the aggregate of the Cash Distributions, Stock Distributions and the Combined Distributions payable and/or issuable upon conversion of the Bank Capital Stock pursuant to this Agreement at the Effective Time is referred to as the "Bank Merger Consideration"); and

(b) The outstanding shares of capital stock, $5.00 par value of GIB shall be converted into an equal number of shares of Bank Capital Stock, so that immediately following the Effective Time, the number of outstanding shares of Bank Capital Stock of Bank shall be equal to the number of outstanding shares of common stock of GIB immediately prior to the Merger, and all such shares shall be owned by Company.

(c) All of the shares of Bank Capital Stock outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of any certificate or certificates immediately prior to the Effective Time which represented outstanding shares of Bank Capital Stock (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except for the right of such holders to receive, without interest, the Bank Merger Consideration to which such holder is entitled upon surrender of such Certificate or Certificates in accordance with Section 1.9 hereof or the dissenters rights described in Sections 1.7 (d) and 1.11 below, if applicable.

(d) If holders of Bank Capital Stock are entitled to and do object to the Merger and demand payment of the fair value of their shares under Section 29 of the Illinois Statute (the "Dissenting Shares"), any issued and outstanding shares of Bank Capital Stock held by an objecting holder shall not be converted as described in these Sections 1.7 (a), 1.8 and 1.9 but from and after the Effective Time shall represent only the right to receive such value as may be determined to be due to such Dissenting Shares pursuant to the Illinois Statute.

Section 1.8. Conversion Election Procedures.

(a) Concurrently with the mailing to the shareholders of the Bank of the Proxy Statement/Prospectus, including the prospectus contained in the Registration Statement or, at the option of the Company, an Offering Statement to be filed with the U. S. Securities and Exchange Commission (the "SEC") by Company for the purpose of registering or exempting the shares of Company Common Stock to be exchanged for Bank Capital Stock pursuant to the provisions of this Agreement (the "Registration Statement"), Company shall cause the Exchange Agent to mail to each holder of record of Bank Capital Stock a form of election (an "Election Form") on which such holder shall make the election as provided for in Section 1.8(b) of this Agreement. Company also shall cause an Election Form and other appropriate materials for the purpose of making the election provided for in Section 1.8(b) of this Agreement to be sent to each holder of Bank Capital Stock who Bank advises Company (pursuant to Section 1.12(b)) has become a holder of Bank Capital Stock after the record date of the meeting of shareholders of Bank called pursuant to Section 4.3. "Exchange Agent" shall mean Independent Bankers Bank of Springfield, Illinois or such other bank or trust company or affiliate thereof selected by Company and reasonably acceptable to Bank to effect exchange of certificates formerly representing shares of Bank Capital Stock (the "Certificates") for the Bank Merger Consideration.

(b) Each Election Form shall specify the amount of each type of Bank Merger Consideration elected by each holder of Bank Capital Stock in the form of either the Cash Distribution, the Stock Distribution or the Combined Distribution and shall permit each such holder to propose to receive, as provided in Section 1.7 of this Agreement, (i) the Cash Distribution (in which case, such holder's shares of Bank Capital Stock shall be deemed to be and shall be referred to herein as "Cash Election Shares"), (ii) the Stock Distribution (in which case, such holder's shares of Bank Capital Stock shall be deemed to be and shall be referred to herein as "Stock Election Shares"), or (iii) the Combined Distribution (in which case, such holder's shares of Bank Capital Stock shall be deemed to be and shall be referred to herein as "Combined Election Shares"). If a holder chooses a Combined Distribution, then the holder shall specify on the Election Form the percentage of the Combined Distribution requested to be received as a Cash Distribution and the percentage of the Combined Distribution to be received as a Stock Distribution.

(c) Any shares of Bank Capital Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election to receive either the Cash Distribution, the Stock Distribution or the Combined Distribution (such holder's shares being deemed to be and shall be referred to herein as "No Election Shares") by submitting to the Exchange Agent an effective, properly completed Election Form, shall be deemed to be Stock Election Shares, except as set forth in Section 1.8(f) of this Agreement. "Election Deadline" shall mean 5:00 P.M., local time, on the date of the special meeting of shareholders of Bank called to vote upon this Agreement, the Merger and the transactions contemplated thereby.

(d) For purposes of Section 1.8(f) of this Agreement, any Bank Dissenting Shares shall be deemed to be Cash Election Shares; *provided, however,* that such Bank Dissenting Shares shall in all cases be payable in cash and shall not be subject to pro rata reduction, if required, of the Cash Distribution payable in conversion of the other Cash Election Shares as set forth in Section 1.8(f) of this Agreement.

(e) Any election for purposes of Section 1.8(b) of this Agreement shall be effective only if the Exchange Agent shall have received the properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form or any other person to whom the shares that are the subject of an Election Form are subsequently transferred. Such revocation or change shall be effected by written notice by such person to the Exchange Agent; *provided* such notice is received by the Exchange Agent at or prior to the Election Deadline. All Election Forms shall be deemed to be revoked if the Exchange Agent is notified in writing by either Company or Bank that this Agreement has been terminated in accordance with its terms. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received or whether any such election, modification or revocation is effective, consistent with the duty of the Exchange Agent to give effect to such elections, modifications or revocations to the maximum extent possible.

(f) As soon as practicable after the Election Deadline, Company, after consulting with Bank, shall cause the Exchange Agent to allocate among the holders of Bank Capital Stock the rights to receive the Cash Distribution, the Stock Distribution and/or the Combined Distribution, pursuant to the Merger after the Effective Time, under the circumstances set forth below (provided, if there is no reallocation of any form of Bank Merger Consideration resulting from the following, then the holder shall receive that form of Bank Merger Consideration designated in such holder's Election Form):

(i) If the number of shares of Company Common Stock issuable in respect of the Stock Election Shares (including No Election Shares) and the Stock Distribution portion of the Combined Election Shares is less than the Stock

Conversion Number, then:

(A) First, all of the Stock Election Shares (including No Election Shares) and the portion of the Stock Distribution specified or deemed specified on the Election Forms by holders of Combined Election Shares shall be converted into the right to receive the number of shares of Company Common Stock elected pursuant to the applicable Election Forms; and

(B) Second, the Exchange Agent shall reallocate the portion of the Cash Distribution specified or deemed specified in the Election Forms by holders of Combined Election Shares such that all of the holders of Combined Election Shares will receive in the aggregate the lesser of (a) the total number of shares of Company Common Stock into which all Combined Election Shares are convertible, and (b) the number of shares of Company Common Stock which will equal the number of shares by which the Stock Election Shares and Combined Election Shares are less than the Stock Conversion Number, to be allocated among each holder based upon the total amount of Cash Distribution requested to be received by such holder of Combined Election Shares as compared with the total amount of Cash Distribution requested to be received by all such holders. Such holders shall receive the balance of the Bank Merger Consideration, if any, to which each such holder is entitled to receive pursuant to the Merger in cash (determined by (x) dividing the total Stock Distribution to be received by such holder after giving effect to the reallocation described in this Section 1.8 (f) by .5418, (y) subtracting the result in (x) from the number of shares of Bank Capital Stock owned by such holder at the Effective Time, and (z) multiplying the difference determined in (y) by $10.44 per share); and

(C) Third, if any portion of the Stock Distribution remains unallocated pursuant to clauses (A) and (B), the Exchange Agent shall reallocate the portion of the Bank Merger Consideration payable to each holder of Cash Election Shares (other than Dissenting Shares) (based upon the number of Cash Election Shares (other than Dissenting Shares) owned by such holder as compared with the total number of Cash Election Shares (other than Dissenting Shares) owned by all such holders), such that all of the holders of Cash Election Shares will receive in the aggregate the number of shares of Company Common Stock which will equal the number of shares by which the Stock Election Shares and the Combined Election Shares (including the Combined Election Shares converted pursuant to clause (B) above) are less than the Stock Conversion Number, and such holders shall receive the balance of the Bank Merger Consideration, if any, to which each such holder is entitled to receive pursuant to the Merger in cash (determined by (x) dividing the total Stock Distribution to be received by such holder after giving effect to the reallocation described in this Section 1.8 (f) by .5418, (y) subtracting the result in (x) from the number of shares of Bank Capital Stock owned by such holder at the Effective Time, and (z) multiplying the difference determined in (y) by $10.44 per share).

(ii) If the number of shares of Company Common Stock issuable in respect of the Stock Election Shares (including No Election Shares) and the Stock Distribution portion of the Combined Election Shares is greater than the Stock Conversion Number, then the Exchange Agent shall determine the aggregate number of shares of Company Common Stock issuable pursuant to the Stock Distribution portion of the Combined Distribution and to the Stock Distribution and shall subtract from such number the Stock Conversion Number (the difference is hereinafter referred to as the "Excess Shares"), and then:

(A) First, all of the Cash Election Shares and the portion of the Cash Distribution specified or deemed specified on the Election Forms by holders of Combined Election Shares shall be converted into the right to receive the Cash Distribution elected pursuant to the applicable Election Forms; and

(B) Second, the Exchange Agent shall reallocate the Bank Merger Consideration payable to the holders of the No Election Shares so as to reduce the number of Excess Shares to zero, or as close as possible to zero. The number of shares of Company Common Stock to be received by each such holder shall be reduced by the lesser of the total number of shares of Company Common Stock issuable to such holder as Bank Merger Consideration, and a number determined by (x) multiplying the number of Excess Shares outstanding by (y) the holder's pro rata percentage of the aggregate No Election Shares (based upon the number of No Election Shares owned by such holder as compared with the total number of No Election Shares). In lieu of the issuance of such shares of Company Common Stock, the holders of No Election Shares shall receive a cash payment equal to $10.44 for each such share of Bank Capital Stock not so converted into the right to receive Company Common Stock; and

(C) Third, if the reallocation set forth in clause (B) immediately above is not sufficient to reduce the number of Excess Shares to zero, then the Exchange Agent shall thereafter reallocate the Bank Merger Consideration payable to each holder of Combined Election Shares so as to reduce the number of Excess Shares to zero, or as close as possible to zero. The number of shares of Company Common Stock to be received by each such holder shall be reduced by the lesser of the total number of shares of Company Common Stock issuable to such holder as Bank Merger Consideration, and a number determined by (x) multiplying the number of Excess Shares deemed outstanding after giving effect to the reallocation set forth in clause (B) immediately above by (y) the holder's

pro rata percentage of the aggregate Stock Distribution requested by all of the holders of the Combined Election Shares (based upon the total amount of Stock Distribution requested to be received by such holder of Combined Election Shares as compared with the total amount of Stock Distribution requested to be received by all holders of Combined Election Shares). In lieu of the issuance of such shares of Company Common Stock, the holders of Combined Election Shares shall receive a cash payment equal to $10.44 for each such share of Bank Capital Stock not converted into the right to receive Company Common Stock; and

(D) Fourth, if the reallocation set forth in clause (C) immediately above is not sufficient to reduce the number of Excess Shares to zero, then the Exchange Agent shall thereafter reallocate the Bank Merger Consideration payable to the holders of the Stock Election Shares so as to reduce the number of Excess Shares to zero. The number of shares of Company Common Stock to be received by each such holder shall be reduced by a number determined by (x) multiplying the number of Excess Shares deemed outstanding after giving effect to the reallocation described in clauses (B) and (C) immediately above by (y) the holder's pro rata percentage of the aggregate Stock Election Shares (not including the No Election Shares) (based upon the number of Stock Election Shares (not including the No Election Shares) owned by such holder as compared with the total number of Stock Election Shares (not including the No Election Shares) owned by all holders). In lieu of the issuance of such shares of Company Common Stock, the holders of Stock Election Shares shall receive a cash payment equal to $10.44 for each such share of Bank Capital Stock not converted into the right to receive Company Common Stock.

The term "Stock Conversion Number" shall mean a number of shares of Company Common Stock determined by dividing the number of shares of Bank Capital Stock outstanding immediately prior to the Effective Time by two, and multiplying the resulting number by .5418485.

(g) The computation of Excess Shares, the pro rata computations utilized in the reallocations and the reallocated payments of the Bank Merger Consideration contemplated by Section 1.8(f) of this Agreement shall be made by the Exchange Agent in the reasonable exercise of its discretion.

(h) Each separate entry on the Bank Shareholder List shall be presumed to represent a separate and distinct holder of record of Bank Capital Stock. Shares held of record by a bank, trust company, broker, dealer or other recognized nominee shall be deemed to be held by a single holder unless the nominee advises the Exchange Agent otherwise in writing. In such case, each of the beneficial owners will be treated as a separate holder and either directly or through such nominee may submit a separate Election Form for shares of Bank Capital Stock that are beneficially owned.

(i) Any provisions of the preceding clauses of this Section 1.8 to the contrary notwithstanding, if a holder of Bank Capital Stock in two or more different names so certifies in writing on or before the Election Deadline, such shareholder may submit a single Election Form for all such shares subject to the certification and shall be treated for purposes of this Section 1.8 as a single holder.

Section 1.9. Exchange Procedures.

(a) Independent Bankers Bank, Springfield, Illinois, shall act as Exchange Agent in the Merger (the "Exchange Agent").

(b) Immediately prior to the Effective Time, (i) Company shall deliver to the Exchange Agent cash, in immediately available funds, equal to the aggregate Cash Distribution; and (ii) Company shall deliver to the Exchange Agent irrevocable instructions consistent with this Agreement to issue shares of Company Common Stock equal to the aggregate Stock Distribution. Such cash shall be held in trust by the Exchange Agent in an interest bearing account for disbursement to holders of Bank Capital Stock or return to the Company or Surviving Bank as set forth herein.

(c) At the Effective Time, Bank and Company shall be deemed to have granted the Exchange Agent the requisite power and authority to effect for Bank and Company the issuance of the number of shares of Company to be issued in the Merger and the payment of the amount of cash to be paid in the Merger.

(d) Within five (5) business days after the Effective Time, Company shall cause the Exchange Agent to mail or cause to be mailed to holders of Certificates, as identified on the Bank Shareholder List, letters advising such holders of the effectiveness of the Merger and instructing such holders to tender such Certificates to the Exchange Agent, or in lieu thereof, such evidence of lost, stolen or mutilated Certificates and such surety bond or other security as the Exchange Agent may reasonably require (the "Required Documentation").

(e) Subject to Section 1.12, after the Effective Time, each holder of a Certificate that surrenders such Certificate or in lieu thereof, the Required Documentation, to the Exchange Agent, with a properly completed and executed letter of transmittal with respect to such Certificate (in form reasonably satisfactory to Bank and Company[)], will be entitled to a certificate or certificates representing the stock component of the Bank Merger Consideration and a payment representing the cash component of the Bank Merger Consideration as set forth in Section 1.7.

(f) After the Effective Time, each outstanding Certificate, until duly surrendered to the Exchange Agent, shall be deemed to evidence ownership of the Bank Merger Consideration into which the stock previously represented by such Certificate shall have been converted pursuant to this Agreement.

(g) After the Effective Time, holders of Certificates shall cease to have rights with respect to the stock previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the Bank Merger Consideration to which the shareholder may be entitled pursuant to the provisions of Section 1.7 hereof. After the closing of the transfer books as described in Section 1.12 (a) hereof, there shall be no further transfer on the records of Bank of Certificates, and if such Certificates are presented to Bank for transfer, they shall be canceled against delivery of the Bank Merger Consideration. Neither Company, Surviving Bank nor the Exchange Agent shall be obligated to deliver the Bank Merger Consideration until such holder surrenders the Certificates or furnishes the Required Documentation as provided herein. Company and Surviving Bank shall have the right to withhold any applicable taxes. No interest shall accrue on Cash Distribution specified in Section 1.7. No dividends or distributions declared after the Effective Time on the Company Common Stock will be remitted to any person entitled to receive Company Common Stock under this Agreement until such person surrenders the Certificate representing the right to receive such Company Common Stock or furnishes the Required Documentation, at which time such dividends or distributions shall be remitted to such person, without interest and less any taxes that may have been imposed thereon.

(h) At any time following the sixth (6th) month after the Effective Time, Company shall be entitled to require the Exchange Agent to deliver to it any portion of the funds which had been made available to the Exchange Agent pursuant to Section 1.9(b) and not disbursed to holders of shares of Bank Capital Stock (including, without limitation, all interest and other income received by the Exchange Agent in respect of all amounts of funds made available to it), and thereafter each such holder shall be entitled to look only to the Company (subject to abandoned property, escheat and other similar laws), and only as general creditors thereof, with respect to any Bank Merger Consideration that may be payable upon due surrender of the Certificates held by such holder (or the Required Documentation). If any Certificates (or the Required Documentation) shall not have been surrendered immediately prior to such date on which the Bank Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Regulatory Authority, any such cash, shares, dividends or distributions payable in respect of such Certificate shall, to the extent permitted by applicable law or regulation, become the property of the Company, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, neither the Surviving Bank nor the Company nor the Exchange Agent shall be liable to any holder of a share of Bank Capital Stock for any Bank Merger Consideration delivered in respect of such share of Bank Capital Stock to a public official pursuant to any abandoned property, escheat or other similar laws.

(i) Company and Surviving Bank will pay to the applicable taxing authority in strict accordance with applicable laws all taxes withheld by Company or Surviving Bank in accordance with this Agreement.

Section 1.10. No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Company Common Stock shall be issued in the Merger. Each holder of Bank Capital Stock who otherwise would have been entitled to a fraction of a share of Company Common Stock (after taking into account all shares of Bank Capital Stock held by such holder) shall receive (by check from the Exchange Agent, mailed to the shareholder with the certificate(s) for Company Common Stock which such holder is to receive pursuant to the Merger) in lieu thereof, cash (without interest and subject to the payment of any applicable withholding taxes) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $19.25. No such holder shall be entitled to dividends, voting rights or any other rights in respect to any fractional share.

Section 1.11. Dissenting Shares.

(a) "Dissenting Shares" means any shares of Bank Capital Stock held by any holder who becomes entitled to payment of the fair value of such shares under Section 29 of the Illinois Statute. Any holders of Dissenting Shares shall be entitled to payment for such shares only to the extent permitted by and in accordance with the provisions of Section 29 of the Illinois Statute; *provided, however,* that if, in accordance with the Illinois Statute, any holder of Dissenting Shares shall forfeit such right to payment of the fair value of such Dissenting Shares, each such share which represented Bank Capital Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Bank Merger Consideration.

(b) Bank shall give to Company (i) prompt notice of any written objections to the Merger and/or any written demands for the payment of the fair value of any shares of Bank Capital Stock, withdrawals of such demands, and any other instruments served pursuant to Section 29 of the Illinois Statute received by Bank, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands under the Illinois Statute. Bank shall not voluntarily make any payment with respect to demands for payment of reasonable value and shall not, except with the prior consent of Company (which shall not be unreasonably withheld, delayed or conditioned), settle or offer to settle any such demands.

Section 1.12. Closing of Stock Transfer Books.

(a) The stock transfer books of Bank shall be closed at the end of business on the business day immediately preceding the Closing Date. In the event of a transfer of ownership of Bank Capital Stock that is not registered in the transfer records prior to the closing of such record books, the Bank Merger Consideration issuable or payable with respect to such stock may be delivered to the transferee, if the Certificate or Certificates representing such stock (or the Required Documentation) is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and all applicable stock transfer taxes are paid.

(b) At the Effective Time, Bank shall cause its transfer agent to provide Company and the Exchange Agent with a complete and verified list of registered holders of Bank Capital Stock based upon its stock transfer books or corporate records as of the closing of said transfer books, including the names, addresses, certificate numbers and taxpayer identification numbers of such holders (the "Bank Shareholder List"). Company and the Exchange Agent shall be entitled to rely upon the Bank Shareholder List to establish the identity of those persons entitled to receive the Bank Merger Consideration, which list shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, the

Exchange Agent shall be entitled to deposit any Bank Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 1.13. Anti-Dilution. If between the date of this Agreement and the Effective Time a share of Company Common Stock shall be changed into a different number of shares of Company Common Stock or a different class of shares (or if a record date is established within such period for such purpose) by reason of reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then appropriate and proportionate adjustment or adjustments will be made to the Stock Distribution and the Company Common Stock portion of the Stock Distributions as specified herein so that each holder of Bank Capital Stock shall be entitled to receive such number of shares of Company Common Stock as such shareholder would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares or readjustment or as a result of such stock dividend if such had been declared by the Company and had the record date therefore been immediately following the Effective Time.

Section 1.14. Tax Consequences. It is intended that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that this Agreement shall constitute a "plan of reorganization" for purposes of Section 368 of the Code. Each of Bank and Company hereby agree to file any and all tax returns in a manner consistent with the qualification as such.

Section 1.15. Material Adverse Effect. As used in this Agreement, the term "Material Adverse Effect" with respect to Bank or the Company, as the case may be, means any condition, event, change or occurrence that has a material adverse effect on the condition (financial or otherwise), properties, business or results of operations, of such entity and its Subsidiaries, taken as a whole, as reflected, respectively, in the Bank Statements or the Company Statements, as the case may be; it being understood that a Material Adverse Effect shall not include: (i) a change with respect to, or effect on, such entity and its Subsidiaries resulting from a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles; (ii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from any other matter affecting depository institutions generally including, without limitation, changes in general economic conditions and changes in prevailing interest and deposit rates; or (iii) a change disclosed in, respectively, the Bank Statements or the Company Statements, as the case may be.

Section 1.16. Knowledge. As used in this Agreement, the term "knowledge" or "best knowledge" shall mean those facts known by the executive officers of Company or Bank, as the case may be.

Section 1.17. Disclosure Schedules; Standard.

(a) Bank has delivered to Company a confidential schedule and Company has delivered to Bank a confidential schedule (respectively, its "Disclosure Schedule"), executed by Bank and Company concurrently with the delivery and execution hereof, setting forth, among other things, items the disclosures of which shall be necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article Two hereof, in the case of Bank, or Article Three hereof, in the case or Company; *provided* that (i) no such item shall be required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 1.17(b) hereof, and (ii) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Bank or Company, as the case may be, that such item represents a material exception or a fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

(b) No representation or warranty of Bank contained in Article Two hereof or Company contained in Article Three hereof shall be deemed untrue or incorrect, and Bank and Company, as the case may be, shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all the other facts, events or circumstances inconsistent with any representation or warranty contained in Article Two hereof, in the case of Bank, or Article Three hereof, in the case of Company, has had a Material Adverse Effect on the party making such representation or warranty.

(c) Bank and Company shall be permitted to update and supplement their respective Disclosure Schedules so as to disclose exceptions to one or more representations or warranties contained in Article Two hereof in the case of Bank and Article Three hereof in the case of Company which are a result of events which occur after the date hereof; *provided, however,* that, anything herein to the contrary notwithstanding, (i) no exceptions or other information set forth on any such updated or supplemented Disclosure Schedule shall be deemed to cure any representation or warranty which was not true and correct as of the date of this Agreement, and (ii) the exceptions and other information set forth on any such updated Disclosure Schedule shall not be taken into consideration in determining, for purposes of this Agreement, whether the conditions set forth in Section 6.1 in the case of Company, and Section 6.2 hereof in the case of Bank shall have been satisfied, and (iii) this Section 1.17(c) shall not relieve any party of its obligations under any covenant set forth herein.

Section 1.18. The Closing. The closing of the Merger (the "Closing") shall take place at the main office of Bank at 10:00 A.M. Central Time on the Closing Date described in Section 1.19 of this Agreement.

Section 1.19. Closing Date. The Closing shall take place at the close of business on the tenth business day after the last of the conditions in Section 6.1, and Section 6.2 is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as Bank and Company may agree (the "Closing Date"). The Merger shall be effective upon the date of approval of the Illinois Commissioner of Banks and Real Estate of the merger agreement executed by GIB and Bank and this Merger Agreement and the issuance of a certificate of merger to the Surviving Bank, or any later date specified in the Merger Agreement, (the

"Effective Time"), which the parties shall use their best efforts to cause to occur on the Closing Date.

Section 1.20. Actions At Closing.

(a) At the Closing, Bank shall deliver to Company:

(i) a certified copy of the Charter and Bylaws (or their equivalent) of Bank and any direct or indirect subsidiary of Bank; and

(ii) a Certificate signed by an appropriate officer of Bank stating that, to the best knowledge and belief of such officer after due inquiry, (A) each of the representations and warranties contained in Article Two hereof (subject to the standard in Section 1.17 hereof) is true and correct at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.1 (b) hereof have been satisfied or waived as provided therein; and

(iii) a certified copy of the resolutions of Bank's Board of Directors and shareholders as required for valid approval of the execution of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement; and

(iv) a Certificate of the Illinois Commissioner of Banks and Real Estate, dated a recent date, stating that Bank is in good standing; and

(v) a Certificate of Merger issued by the Illinois Commissioner of Banks and Real Estate, approving the Merger of GIB with and into Bank; and

(vi) a legal opinion from counsel for Bank in form reasonably acceptable to Company's counsel, opining with respect to the matters listed in Section 6.1 (i) hereto; and

(vii) the Exchange Agreement duly executed by Bank and by two persons who have agreed to act as "Co-Representatives" under the Exchange Agreement. Each such person shall either (A) beneficially own at least 500 shares of Bank Capital Stock, or (B) be a director of Bank immediately prior to Closing.

(b) At the Closing, Company shall deliver to Bank:

(i) a Certificate signed by an appropriate officer of Company and GIB stating that, to the best knowledge and belief of such officer after due inquiry, (A) each of the representations and warranties contained in Article Three hereof (subject to the standard in Section 1.17 hereof) is true and correct at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) all of the conditions set forth in Section 6.2 (b) and Section 6.2 (c) hereof have been satisfied or waived as provided therein; and

(ii) a certified copy of the resolutions of Company's Board of Directors and GIB's Board of Directors and sole shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement; and

(iii) a legal opinion from counsel for Company and GIB, in form reasonably acceptable to Bank's counsel, opining with respect to the matters listed in Sections 6.2 (d) , 6.2 (e) and 6.2 (f) hereto; and

(iv) a certified copy of the Amended Articles of Incorporation and Bylaws of Company; and

(v) a certificate from the Secretary of the State of Missouri, dated a recent date, stating that the Company is in good standing; and

(vi) a Certificate of Merger issued by the Illinois Commissioner of Banks and Real Estate approving the Merger of GIB with and into Bank; and

(vii) evidence of the receipt of all required consents and approvals from federal and state regulatory agencies and other governmental bodies, if any, with respect to the consummation of the Merger and each of the transactions contemplated herein; and

(viii) the Escrow Agreement duly executed by Company and Independent Bankers Bank which shall have agreed to act as "Exchange Agent" under the Escrow Agreement.

ARTICLE TWO
REPRESENTATIONS OF BANK

Bank hereby makes the following representations and warranties (except where the context specifically relates only to Bank as a corporate entity, all references in this Article Two to Bank shall be deemed to mean Bank and all of its Subsidiaries taken as a whole).

Section 2.1. Organization and Capital Stock.

(a) Bank is an Illinois banking corporation, duly incorporated, validly existing and in good standing under the laws of the State of Illinois and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. True and complete copies of the Charter and Bylaws of Bank, as amended and copies of similar documents of each Bank Subsidiary, if any, each as in effect as the date of this Agreement, are attached hereto as Schedule 2.1 (a).

(b) The authorized capital stock of Bank consists of (i) 450,000 shares of Bank Capital Stock, of which, as of the date hereof, 354,726 shares are issued and outstanding. All of the issued and outstanding shares of the Bank Capital Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of the Bank Capital Stock has been issued in violation of any preemptive rights of the current or past stockholders of Bank. As of the date hereof, Bank had outstanding no stock options representing the right to acquire shares of Bank Capital Stock pursuant to any stock option plan.

(c) Except as set forth in Section 2.1(b) of the Disclosure Schedule, there are no shares of Bank Capital Stock or any other capital stock or equity securities of Bank outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Bank or contracts, commitments, understandings or arrangements by which Bank is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

Section 2.2. Authorization; No Defaults. Except as disclosed in Section 2.2 of the Disclosure Schedule: (i) Bank's Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and (subject to the receipt of all governmental and stockholder approvals) the performance by Bank of its obligations hereunder; (ii) nothing in the Charter or Bylaws of Bank, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject would prohibit or inhibit Bank from consummating this Agreement and the Merger on the terms and conditions herein contained; (iii) this Agreement has been duly and validly executed and delivered by Bank and constitutes a legal, valid and binding obligation of Bank, enforceable against Bank in accordance with its terms, subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion; and (iv) Bank and its Subsidiaries are not in default under or in violation of any provision of their charter or articles of incorporation (as the case may be), bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefore, lease, contract, purchase or other commitment or any other agreement that is material to Bank.

Section 2.3. Subsidiaries. Each subsidiary, if any, and the name and jurisdiction of its incorporation or organization and ownership interest, is listed in Section 2.3 of the Disclosure Schedule (the "Subsidiaries"). Except as described in Section 2.3 of the Disclosure Schedule, Bank has no subsidiaries and is not a party to any partnership or joint venture.

Section 2.4. Financial Information. The audited balance sheets of Bank as of December 31, 2001 and 2000 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows, for the three years ended December 31, 2001, together with the notes thereto and the year-end and quarterly Reports of Condition and Reports of Income of the Subsidiary Banks for 2001 and the quarters ended March 31 and June 30, 2002, as currently on file with the Federal Deposit Insurance Corporation ("FDIC") and unaudited balance sheets and income statements for the nine (9) months and quarter ended September 30, 2002 (together, the "Bank Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required) and fairly present in all material respects the financial position and the results of operations, changes in shareholders' equity and cash flows of Bank as of the dates and for the periods indicated. The Bank Statements are provided Company as a part of this Agreement on a confidential basis as Section 2.4 of the Disclosure Schedule.

Section 2.5. Absence of Changes. Since December 31, 2001, there has been no material adverse change in the financial condition, the results of operations or the business of Bank, nor have there been any events or transactions that could have such a Material Adverse Effect (other than events or conditions generally applicable to banks and bank holding companies including changes in laws, accounting practices and economic conditions), except as disclosed in Section 2.5 of the Disclosure Schedule or in Bank's unaudited Bank Statements.

Section 2.6. Regulatory Enforcement Matters. Except as may be disclosed in Section 2.6 of the Disclosure Schedule, Bank is not subject to, nor has received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of savings associations or engaged in the insurance of deposits or any other governmental agency having supervisory or regulatory authority with respect to Bank.

Section 2.7. Tax Matters. Bank and any Subsidiary have filed all federal, state and material local tax returns due in respect of its business or properties in a timely fashion and has paid or made provision for all amounts due shown on such returns other than amounts being contested in good faith as disclosed in Section 2.7 of the Disclosure Schedule. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Bank Statements were made in accordance with generally accepted accounting principles and in the aggregate, do not materially fail to provide for potential tax liabilities.

Section 2.8. Litigation. Except as may be disclosed in Section 2.8 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Bank, threatened against Bank or any Subsidiary, or of which the property of Bank or any Subsidiary is or would be subject.

Section 2.9. Employment Agreements. Except as may be disclosed in Section 2.9 of the Disclosure Schedule, Bank is not a party to or bound by any contract for the employment, retention or engagement of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by Bank on thirty (30) days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such agreement disclosed in Section 2.9 of the Disclosure Schedule and any and all amendments or supplements thereto is included as an attachment to Section 2.9 of the Disclosure Schedule.

Section 2.10. Reports. Bank and any Subsidiary have filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the Federal Deposit Insurance Corporation, (ii) the Illinois Commissioner of Banks and Real Estate, (iii) any other governmental authority with jurisdiction over Bank, except as may be disclosed in Section 2.10 of the Disclosure Schedule. To the best knowledge of Bank, as of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied as to form in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 2.11. Loan Portfolio. Except as may be disclosed in Section 2.11 of the Disclosure Schedule, (i) all loans and discounts shown on the Bank Financial Statements as of September 30, 2002 or which were entered into after September 30, 2002 but before the Closing Date were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Bank and its Subsidiaries, in accordance in all material respects with its customary banking practices, and are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; and (iii) Bank has complied and will prior to the Closing Date comply with all laws and regulations to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan.

Section 2.12. Employee Matters and ERISA.

(a) Bank has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Bank or any of its Subsidiaries, and to the knowledge of Bank there is no present effort nor existing proposal to attempt to unionize any group of employees of Bank or any of its Subsidiaries.

(b) Except as may be disclosed in Section 2.12(b) of the Disclosure Schedule and for matters that arise solely on account of consummation of the Merger (i) Bank is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and Bank is not engaged in any unfair labor practice; (ii) there is not material unfair labor practice complaint against Bank pending or, to the knowledge of Bank, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Bank, threatened against or directly affecting Bank; and (iv) Bank has not experienced any material work stoppage or other material labor difficulty during the past three years.

(c) Except as may be disclosed in Section 2.12(c) of the Disclosure Schedule and for matters that arise solely on account of consummation of the Merger, neither Bank nor any Subsidiary maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of Bank or any Subsidiary (the "Employee Plans"). A true, accurate and complete copy of each such plan was disclosed in Section 2.12(c) of the Disclosure Schedule and any, all amendments or supplements thereto, the summary plan description, of any, for each such plan, the most recent determination letter from the Internal Revenue Service, if any, relating to the qualified status of each such plan, and the most recent annual report filed with the Internal Revenue Service, if any, for each such plan are included as attachments to Section 2.12(c) of the Disclosure Schedule. To the knowledge of Bank, no present or former employee of Bank or any Subsidiary has been charged with breaching nor has breached a fiduciary duty under any of the Employee Plans. Neither Bank nor any of its Subsidiaries participates in, nor has it in the past five years participated in, nor has it any present or future obligation or liability under, any multi-employer plan (as defined at Section 3(37) of ERISA). Except as may be disclosed in Section 2.12 of the Disclosure Schedule, Bank does not maintain, contribute to or participate in, any plan that provides health, major medical, disability or life insurance benefits to former employees of Bank or any Subsidiary except as provided in Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code").

(d) All liabilities of the Employee Plans have been funded on the basis of consistent methods in accordance with reasonable actuarial assumptions and practices, and no material actuarial assumptions have been changed, except to the extent necessary under the circumstances to reflect changes of facts, since the last written report of actuaries on such Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guarantee Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as may be noted on the Bank Financial Statements or as may result from the transactions contemplated by this Agreement, Bank and its Subsidiaries have no contingent or actual liabilities under Title IV of ERISA as of the date hereof. As of the end of the last plan year and at the date hereof, no accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code) has been incurred with respect to any of the Employee Plans, whether or not waived. No reportable event (as defined in Section 4043 of ERISA) has incurred with respect to any of the Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guarantee Corporation. No claim is pending, or to the knowledge of Bank threatened or imminent, with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Bank or any of its Subsidiaries would be liable after the date hereof except as is reflected on the Bank Statements. As of the date hereof, Bank and its Subsidiaries have no liability for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plans. Except as disclosed in Section 2.12(d) of the Disclosure Schedule, all Employee Plans have been operated, administered and maintained materially in accordance with the terms thereof and in material compliance with the requirements of all applicable laws, including, without limitation, ERISA.

Section 2.13. Title to Properties, Insurance. Except with respect to real estate disposed of for adequate consideration and except for real estate accounted for as foreclosed in substance, Bank has marketable title free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Bank Statements and easements, rights-of-way, and other restrictions which are not material and further excepting in the case of Other Real Estate Owned ("O.R.E.O."), as such real estate is internally classified on the books of Bank, rights of redemption under applicable law) to all real properties used by Bank in its banking operations (other than space in retail and similar establishments leased by Bank for automatic teller machines) and all other material real properties reflected on the Bank Statements as being owned by it. All material leasehold interests used by Bank in its banking operations are held pursuant to lease agreements which are valid and enforceable by Bank in accordance with their terms. All such properties, other than O.R.E.O., comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or to the knowledge of Bank, threatened with respect to such properties. Bank has valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by Bank in its business, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property. All material insurable properties owned or held by Bank are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with financial institutions of the same size.

Section 2.14. Environmental Matters. As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Bank has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

Except as disclosed in Section 2.14 of the Disclosure Schedule, neither the conduct nor operation of Bank's business nor any condition of any property every owned, leased or operated by it violates or violated Environmental Laws in any respect material to the business of Bank, and no condition exists or event has occurred with respect to Bank or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of Bank of Environmental Laws or obligate (or potentially obligate) Bank or its Subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to Bank. Bank has not received any notice from any person or entity that Bank or the operation of any facilities or any property ever owned, leased or operated by Bank are or were in violation of any Environmental Laws or that it is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

Section 2.15. Compliance with Law. Bank has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business in all material respects and is in compliance in all material respects with all applicable laws and regulations.

Section 2.16. Brokerage. Except as may be disclosed in Section 2.16 of the Disclosure Schedule, there are no existing claims or agreements for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement payable by Bank or its Subsidiaries.

Section 2.17. Statements True and Correct. None of the information supplied or to be supplied by Bank for inclusion in (i) any application or other document to be filed with the Illinois Office of Banks and Real Estate ("IOBRE"), the Board of Governors of the Federal Reserve System ("Federal Reserve Board"), the FDIC or any other banking or regulatory authority in connection with the transactions contemplated hereby; (ii) the Registration Statement or Offering Statement (as defined in Section 5.8 (a)); or (iii) the Proxy Statement/Prospectus (as defined in Section 4.3) will, at the respective times such documents are filed with any Regulatory Authority and, with respect to the Registration Statement, when it becomes effective, or when an Offering Statement becomes qualified, and with respect to the Proxy Statement/Prospectus when first mailed to the shareholders of Bank, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting (as defined in Section 4.3), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Bank is responsible for filing with the IOBRE, the Federal Reserve Board, the FDIC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

Section 2.18. Tax and Regulatory Matters. Neither Bank nor any of the Bank Subsidiaries has taken, agreed to take or will take any action or has any knowledge of any fact or circumstance that would (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 6.1 (d) or the consummation of the transactions contemplated by this Agreement.

ARTICLE THREE
REPRESENTATIONS OF COMPANY

Company hereby makes the following representations and warranties: (except where the context specifically relates only to Company as a corporate entity, all references in this Article Three to Company shall be deemed to mean Company and all of its Subsidiaries taken as a whole).

Section 3.1. Organization and Capital Stock.

(a) Company is a corporation, duly incorporated, validly existing, and in good standing under the laws of the State of Missouri and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. Company is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). True and complete copies of the Articles of Incorporation, Charter and Bylaws of Company are attached as Schedule 3.1 (a).

(b) The authorized capital stock of Company consists of (i) 4,000,000 shares of Company Common Stock, of which, as of the date hereof, 1,820,296 shares are issued and outstanding; and (ii) 400,000 shares of preferred stock none of which is issued and outstanding. All of the issued and outstanding shares of the Company Common Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of the Company Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of Company. As of the date hereof, Company had outstanding stock options representing the right to acquire shares of Company Common Stock pursuant to stock option plans, as set forth in Section 3.1 (b) of the Disclosure Schedule.

(c) Except as set forth in Section 3.1 (b) of the Disclosure Schedule, there are no shares of Company Common Stock or any other capital or preferred stock or equity securities of Company outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to securities or rights convertible into or exchangeable for, shares of the common or preferred stock of Company or contracts, commitments, understandings or arrangement by which Company is or may be obligated to issue additional shares of its common or preferred stock or options, warrants or rights to purchase or acquire any additional shares of its common or preferred stock.

Section 3.2. Subsidiaries.

(a) Schedule 3.2 of the Disclosure Schedule sets forth a complete and correct list of all of Company's Subsidiaries, and all outstanding equity securities of each Company Subsidiary, all of which are owned directly or indirectly by Company. All of the outstanding shares of capital stock of the Company Subsidiaries owned directly or indirectly by Company are validly issued, fully paid and nonassessable and are owned free and clear of any lien with respect thereto. Each of the Company Subsidiaries is a corporation or a bank duly incorporated or organized and validly existing under the laws of its jurisdiction of incorporation or organization, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Company Subsidiaries is duly qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(b) Reliance Bank ("RB") is a banking corporation duly organized and validly existing under the laws of the State of Missouri and wholly owned by Company. The deposits of RB are insured by the FDIC under the FDI Act.

(c) Godfrey Interim Bank ("GIB") will be organized and funded by Company for the purpose of completing the Merger with Bank as described herein.

Section 3.3. Authorization. The Board of Directors of Company has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance of its obligations hereunder, including the incorporation and funding of GIB. Nothing in the Articles of Incorporation of Company, as amended, or its Bylaws, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject would prohibit or inhibit Company from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, and no other corporate acts or proceedings are required to be taken by Company to authorize the execution delivery and performance of this Agreement. Neither the execution or performance of this Agreement, nor the consummation of the Merger or the other transactions contemplated hereby nor the compliance with Company with any of the provisions hereof, will (i) violate its Articles of Incorporation or Bylaws or (ii) subject to receipt of required regulatory approvals described below, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Company or any of its subsidiaries or any of their respective properties or assets. Except for compliance with the Illinois Statute, the Securities Act of 1933, the Exchange Act of 1934, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Illinois Statute, the BHCA, the FDIC Act or any required approvals of any other Regulatory Authority, no notice to, filing with, authorization by, or consent or approval of, any federal or state Regulatory Authority is necessary for the execution and delivery of this Agreement or consummation of the Merger or the other transactions contemplated hereby by Company. Company is not aware of any reason why all consents and approvals shall not be procured from regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for consummation of the transactions contemplated by this Agreement.

Section 3.4. Financial Information. The audited balance sheets of Company as of December 31, 2001 and 2000 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows, for the three years ended December 31, 2001, together with the notes thereto and the quarterly Compiled Reports of Company for the quarters ended March 31 and June 30, 2002 and the unaudited report for the quarter ended September 30, 2002, (together, the "Company Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required) and fairly present in all material respects the financial position and the results of operations, changes in shareholders' equity and cash flows of Company as of the dates and for the periods indicated. The Company Statements are provided the Bank as a part of this Agreement on a confidential basis as Section 3.4 of the Disclosure Schedule.

Section 3.5. Absence of Changes. Since December 31, 2001, there has been no material adverse change in the financial condition, the results of operations or the business of

Company, nor have there been any events or transactions that could have such a Material Adverse Effect (other than events or conditions generally applicable to banks and bank holding companies including changes in laws, accounting practices and economic conditions), except as disclosed in Section 3.5 of the Disclosure Schedule or in Company's unaudited Company Statements.

Section 3.6. Regulatory Enforcement Matters. Except as may be disclosed in Section 3.6 of the Disclosure Schedule, Company and its Subsidiary RB are not subject to, nor has either received any notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of savings associations or engaged in the insurance of deposits or any other governmental agency having supervisory or regulatory authority with respect to Company or RB.

Section 3.7. Tax Matters. Company and its Subsidiary RB have filed all federal, state and material local tax returns due in respect of its business or properties in a timely fashion and has paid or made provision for all amounts due shown on such returns other than amounts being contested in good faith as disclosed in Section 3.7 of the Disclosure Schedule. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Company Statements were made in accordance with generally accepted accounting principles and in the aggregate, do not materially fail to provide for potential tax liabilities.

Section 3.8. Litigation. Except as may be disclosed in Section 3.8 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Company, threatened against Company or any Subsidiary, or of which the property of Company or any Subsidiary is or would be subject.

Section 3.9. Reports. Company and its subsidiary RB have filed all reports and statements, together with any amendments required to be made with respect thereto, that either was required to file with (i) the Federal Reserve, (ii) the Federal Deposit Insurance Corporation, (iii) the Missouri Division of Finance, (iv) any other governmental authority with jurisdiction over Company and its Subsidiaries, except as may be disclosed in Section 3.9 of the Disclosure Schedule. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied as to form in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10. Available Funding. At the Closing Date, Company will have available cash resources sufficient to pay the cash portion of the Merger Consideration to the shareholders of Bank and will have Company Common Stock in an amount sufficient for the stock portion of the Merger Consideration for the shareholders of Bank.

Section 3.11. Material Adverse Change. No material adverse change in the financial condition or business of Company or its Subsidiaries has occurred since December 31, 2001 that would prevent Company from consummating this Agreement.

Section 3.12. Proxy Statement/Prospectus. None of the information regarding Company or any of the Company Subsidiaries to be supplied by Company for inclusion or included in (i) the Registration Statement or Offering Statement, (ii) the Proxy Statement/Prospectus, or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, with respect to the Registration Statement, when it becomes effective, or when the Offering Statement becomes qualified, and, with respect to the Proxy Statement/Prospectus, when mailed to the shareholders of Bank, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein (in the case of the Proxy Statement/Prospectus, in light of the circumstances under which such statements were made) not misleading or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the meeting of Bank's shareholders referred to in Section 4.3, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting (in the case of the Proxy Statement/Prospectus, in light of the circumstances under which such statements were made). All documents which Bank is responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

Section 3.13. Tax and Regulatory Matters. Neither Company nor any of the Company Subsidiaries has taken, agreed to take or will take any action or has any knowledge of any fact or circumstance that would (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 6.1 (d) or the consummation of the transactions contemplated by this Agreement.

ARTICLE FOUR
AGREEMENTS OF BANK

Section 4.1. Business in Ordinary Course.

(a) Bank shall not declare, set a record date or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of this Agreement.

(b) Bank shall continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Bank will not, without the prior written consent of Company which consent will not be unreasonably withheld or delayed:

(i) issue any Bank Capital Stock or any options, warrants, or other rights to subscribe for or purchase Bank Stock or any other capital stock or preferred stock or any securities convertible into or exchangeable for any capital stock or preferred stock; or

(ii) directly or indirectly redeem, purchase or otherwise acquire any Bank Capital Stock or any other capital stock of Bank; or

(iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

(iv) change its charter or bylaws; or

(v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law or is required in the opinion of counsel to maintain the tax qualified status of an Employee Plan, enter into or to amend any employment agreement, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, payment or arrangement made to, for or with any of such officers or employees; or

(vi) except in the ordinary course of business, borrow or agree to borrow any amount of funds or directly or indirectly guarantee or agree to guarantee any obligations of others; or

(vii) make or commit to make any new loan (exclusive of loans pursuant to contractual commitments and loans legally binding as of the date hereof) or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts (net of participations to, or firm commitments to participate on the part of other lenders) in excess of $100,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $200,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of Company; or

(viii) purchase or otherwise acquire any investment security for its own account that is a derivative security or that has an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Small Business Administration without first consulting with Company; or

(ix) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in the ordinary course of business; or

(x) enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business and annual maintenance contracts for the Bank's facilities made in the ordinary course of business; or

(xi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

(xii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to Bank or any claims that Bank may possess or waive any material rights of substantial value; or

(xiii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property or property acquired in foreclosure or by deed in lieu of foreclosure or otherwise in the ordinary collection of indebtedness to Bank and its Subsidiaries; or

(xiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials within the meaning of the Environmental Laws; provided, however, that Bank and its Subsidiaries shall not be required to obtain such a report with respect to one-to-four family, non-agricultural residential property foreclosed upon unless there is reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

(xv) commit any act or fail to do any act which will cause a breach of any agreement, contract or legally binding commitment and which will have a material adverse effect on Bank's business, financial condition, or earnings; or

(xvi) violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on Bank's business, financial condition, or earnings; or

(xvii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefore is in excess of $25,000.

(c) Bank shall not, without the prior written consent of Company, which consent will not be unreasonably withheld or delayed, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Bank contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

(d) Bank shall promptly notify Company in writing of the occurrence of any matter or event known to and directly involving Bank, which would not include any changes in conditions that affect the banking or thrift industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of Bank and its Subsidiaries taken as a whole.

(e) Bank shall not, and shall not authorize or permit any of its respective officers, directors, employees or agents to, on or before the earlier of the Closing Date or the date of termination of this Agreement, directly or indirectly solicit, initiate, facilitate or encourage, or, (subject to the fiduciary duties of its directors as advised in writing by its outside counsel) or as required pursuant to a judicial order, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, more than 1% of the outstanding shares of Bank Capital Stock or other securities of Bank convertible into more than 1% of the outstanding shares of Bank Capital Stock or enter into any agreement with respect thereto; provided, however, that nothing herein shall be deemed to prohibit Bank from permitting any shareholder of Bank access to books, records and other information regarding Bank as is required by the Illinois Statute. Bank shall promptly (within 24 hours) advise Company of its receipt of any such proposal or inquiry concerning any possible such proposal, and the substance of such proposal or inquiry.

Section 4.2. Breaches. Bank shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Company and use its best efforts to prevent or promptly remedy the same.

Section 4.3. Submission to Shareholders. Bank shall cause to be duly called and held, on a date mutually selected by Bank and Company, a meeting of its shareholders (the "Stockholders' Meeting") for submission of this Agreement, the Merger Agreement and the Merger including the merger by GIB with Bank for approval of such shareholders as required by the Illinois Statute. In connection with the Stockholders' Meeting, (i) Company shall cooperate and assist Bank in preparing a Proxy Statement/Prospectus (the "Proxy Statement"), which Bank shall mail to its shareholders, (ii) Company shall furnish Bank all information concerning itself that Bank may reasonably require in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of Bank shall (subject to compliance with its fiduciary duties as advised in writing by outside counsel) recommend to its shareholders the approval of this Agreement and the Merger contemplated hereby and use its best efforts to obtain such stockholder approval. Promptly after the Stockholders' Meeting, if the Merger is approved by the shareholders, Bank shall deliver to Company a true and correct list of the names and address of, and the number of shares of Bank Capital Stock owned by any Bank shareholder who has notified Bank of an intent to assert dissenter's rights pursuant to the Illinois Statute.

Section 4.4. Consents to Contracts and Leases. Bank shall use its best efforts to obtain all necessary consents with respect to all interests of Bank in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

Section 4.5. Consummation of Agreement. Bank shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and provisions hereof. Bank shall furnish to Company in a timely manner all information, data and documents in the possession of Bank requested by Company as may be required to obtain any necessary regulatory or other approvals of the Merger and shall otherwise cooperate fully with the Company to carry our the purpose and intent of this Agreement.

Section 4.6. Access to Information. Bank shall permit Company reasonable access in a manner which will avoid undue disruption or interference with Bank's normal operations to its properties and shall disclose and make available to Company, to the extent permitted by applicable state and federal law and regulations, all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligation and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, loan reviews by consultants, filings with any regulatory authority, accountants' work papers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and another business activities or prospects in which Company may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Company will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.1 hereof.

Section 4.7. Agreements of Affiliates. Bank shall use its best efforts to cause each person who is determined to be an "affiliate" of Bank for purposes of Rule 145 under the Securities Act to deliver to Company, as of the date hereof, or as soon as practicable hereafter and prior to the Closing Date, a written agreement in substantially the form set forth as Exhibit D to this Agreement providing that each such person will agree not to sell, pledge, transfer or otherwise dispose of the shares of Company Common Stock to be received by such person in the Merger during the period designated in such letter and thereafter in compliance with the applicable provisions of the Securities Act.

ARTICLE FIVE
AGREEMENTS OF COMPANY

Section 5.1. Regulatory Approvals. Company shall file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the IOBRE, FDIC and the Federal Reserve Board within 60 days after the date of this Agreement. Company shall keep Bank reasonably informed as to the status of such applications and, a reasonable time after the filing thereof, make available to Bank copies of such applications and any supplemental materials for its review and comment.

Section 5.2. Breaches. Company shall, in the event it has knowledge of the occurrence or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) or any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Bank and use its best efforts to prevent or promptly remedy the same.

Section 5.3. Consummation of Agreement. Company shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

Section 5.4. Employees and Employee Benefits. Company shall, with respect to each person who remains an employee of Bank or its Subsidiaries following the Closing Date (each a "Continued Employee"), provide the benefits described in this Section 5.4. Subject to the right of subsequent amendment or termination of such plans in Company's discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary of Company, to participate in whatever employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, employment contracts or other employee benefit or fringe benefit programs that may be in effect generally for all employees of Company subsidiaries from time to time (the "Company Plans"), if a Continued Employee shall be eligible or selected for participation therein (as the case may be) and otherwise shall not be participating in a similar plan maintained by the survivor of the Merger following the Effective Time (the "Surviving Corporation") after the Effective Time. Bank employees will be eligible to participate on the same basis as similarly situated new employees of other Company subsidiaries. All such participation shall be subject to such terms of such plans as may be in effect from time to time, and this Section 5.4 is not intended to give Continued Employees any rights or privileges superior to those of other employees of Company subsidiaries. Company may terminate or modify all Employee Plans except insofar as benefits thereunder shall have vested on the Effective Time and cannot be modified, and Company obligation under this Section 5.4 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, Company shall, for purposes of vesting and eligibility to begin participation with respect to any Company Plans in which Continued Employees may participate, credit each Continued Employee with his or her term of service with Bank and its Subsidiaries, provided, however, that if any assets of an Employee Plan attributable to Bank's participation therein exceed the amount necessary to provide current accrued benefits under such Employee's Plan upon termination thereof as of the Closing Date, any such excess shall be used to increase benefits under such plan for employees of Bank, as determined by the Continuing Directors, and, to the extent permitted by applicable law, to satisfy administrative expenses. In addition, Company shall honor and comply with the Employment Agreements of John L. McDonald and Duane P. Loots, as previously disclosed to Company and included in Section 2.9 of the Disclosure Schedule.

Section 5.5. Access to Information. Company shall permit Bank reasonable access in a manner which will avoid undue disruption or interference with Company's normal operations to its properties and shall disclose and make available to Bank all books, documents, papers and records relating to its assets, stock, ownership; properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' work papers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which Bank may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Bank will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.1 hereof.

Section 5.6. Directors and Officers' Liability Insurance and Indemnification.

(a) Following the Effective Time, Company will provide the directors and officers of Bank and its Subsidiaries with the same directors' and officers' liability insurance coverage that Company provides to directors and officers of its other banking subsidiaries generally and will use its best efforts to obtain and maintain in force and effect following the Effective Time directors' and officers' liability insurance "tail" coverage equal to that in effect as of the date hereof for the benefit of directors and officers of Bank for acts and omissions occurring prior to the Effective Time, for a period of coverage that shall continue at least through the third anniversary of the Closing Date.

(b) The parties acknowledge and agree that an effect of the Merger under the Illinois Statute will be that the Surviving Bank will continue to have the duties and obligations of Bank to indemnify, defend and hold harmless (the "Indemnification Obligation") the present and former officers, directors, employees and agents of Bank and its subsidiaries (each an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Illinois Statute and by Bank's Charter and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit. Such Indemnification Obligation shall continue at least through the sixth anniversary of the Closing Date.

(c) If after the Effective Time the Surviving Bank or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank shall assume any remaining obligations set forth in this Section 5.6. If the Surviving Bank shall liquidate, dissolve or otherwise wind up its business, then Company shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that the Surviving Bank was so obliged pursuant to this Section 5.6.

Section 5.7. Year End Audit. In the event that the Effective Time of the Merger shall occur within 30 days after December 31, 2002, the Company shall have the option to determine whether a separate year-end audit shall be performed on the books and records of Bank and to name the accounting firm which will conduct the same as well as the timing of the audit.

Section 5.8. Regulatory Matters.

(a) Within sixty (60) days after the date hereof and so long as Bank and its accountants and advisors have cooperated with the preparation of the Registration Statement, Company shall prepare and, subject to the review and consent of Bank, Company shall file with the U. S. Securities and Exchange Commission (the "SEC") the Registration Statement or, at the option of the Company, an Offering Statement filed under Regulation A of the SEC (or the equivalent in the form of preliminary proxy materials) with respect to the shares of Company Common Stock to be issued in the Merger and shall use its best efforts to cause the Registration Statement to become effective. Within sixty (60) days after the date hereof and so long as Bank and its accountants and advisors have cooperated with the preparation of such applications, Company shall prepare and, subject to the review and consent of Bank, file an application for approval of the Merger with the IOBRE and the FDIC and file an application with the Federal Reserve Board for approval of its acquisition of Bank, and such additional Regulatory Authorities as may require an application. Company shall take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares and Bank shall furnish Company all information concerning Bank and the shareholders thereof as Company may reasonably request in connection with any such action.

(b) Bank and Company shall cooperate and use their respective best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement.

Section 5.9. Company and its subsidiaries shall not, and shall not authorize or permit any of its respective officers, directors, employees or agents to, on or before the earlier of the Closing Date or the date of termination of this Agreement, directly or indirectly solicit, initiate, facilitate or encourage, or, (subject to the fiduciary duties of its directors as advised in writing by its outside counsel) or as required pursuant to a judicial order, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, more than 5% of the outstanding shares of Company Capital Stock or other securities of Company convertible into more than 5% of the outstanding shares of Company Capital Stock or enter into any agreement with respect thereto; provided, however, that nothing herein shall be deemed to prohibit Company from permitting any shareholder of Company access to books, records and other information regarding Company as is required by applicable law. Company shall promptly (within 24 hours) advise Bank of its receipt of any such proposal or inquiry concerning any possible such proposal, and the substance of such proposal or inquiry.

ARTICLE SIX
CONDITIONS PRECEDENT TO THE MERGER

Section 6.1. *Conditions to Company's Obligations*. Company's obligations to effect the Merger shall be subject to the satisfaction (or waiver by Company) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by Bank in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to any earlier date) and except for breaches of representations or warranties which in the aggregate would not have a material adverse effect on the financial condition of Bank and its Subsidiaries, taken as a whole;

(b) Bank shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

(c) The approval of this Agreement, the Merger and the transactions contemplated thereby shall have received the requisite vote of shareholders of Bank at the special meetings of shareholders or any adjournment thereof called pursuant to Section 4.3 hereof;

(d) This Agreement and the transactions contemplated hereby shall have been approved by the Federal Reserve Board, IOBRE, FDIC and any other Regulatory Agencies whose approval is required for consummation of the transactions contemplated hereby and all requisite waiting periods imposed by the foregoing shall have expired;

(e) The Registration Statement shall have been declared effective or the Offering Statement shall have become qualified and shall not be subject to a stop order or any threatened stop order;

(f) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other public official seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

(g) Holders of not more than 10% of Bank Capital Stock shall have taken such steps as shall have been necessary under the Illinois Statute to dissent from the Merger;

(h) Company shall be satisfied, in its sole discretion, with its due diligence examination of the financial conditions, results of operations, and review of the assets, books and records of Bank and its subsidiaries and shall not have notified Bank of its dissatisfaction with the results of such examination on or before 45 days after the date of this Agreement; and

(i) Company shall have received all documents required to be received from Bank on or prior to the Closing Date, all in form and substance reasonably satisfactory to Company including a legal opinion from a legal representative satisfactory to Company and its counsel which states in effect:

(i) Bank is a corporation that is duly organized, validly existing and in good standing under the laws of the State of Illinois and authorized to conduct business in the State of Illinois and has full power and authority to own and operate its business and properties and to carry on its business as presently conducted by it;

(ii) The authorized and issued Capital Stock of Bank consists of 354,726 shares of Bank Capital Stock, $5.00 par value. To the best of such counsel's knowledge, after inquiry, all such outstanding stock is validly issued, fully paid and nonassessable;

(iii) Each of the Bank Subsidiary Corporations, if any, is duly incorporated, validly existing and in good standing under the laws of its state or jurisdiction of incorporation;

(iv) To the best of such counsel's knowledge after inquiry, Bank is the lawful owner of 100% of the outstanding stock of each of the Bank Subsidiary corporations, if any;

(v) Bank has full power and authority to make, execute and deliver this Agreement and Plan of Merger and it has been duly authorized and approved by all necessary action of Bank and has been duly executed and delivered and is its valid and binding obligation subject, however, to bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally and to the availability of equitable remedies in general;

(vi) The transactions contemplated by this Agreement will not violate the Charter or Bylaws of Bank;

(vii) The meetings of the Board of Directors of Bank authorizing this Agreement and Plan of Merger and calling the Bank Shareholders' Meeting, and the Bank Shareholders' Meeting where this Agreement and Plan of Merger were submitted, were duly called and validly held and the resolutions there adopted are in full force and effect and have not been amended or repealed; and

(viii) To the best of such counsel's knowledge after inquiry, there is no litigation or proceeding pending or threatened against Bank or any of the Bank's Subsidiaries relating to the participation in or consummation of this Agreement by Bank or any of the Bank's Subsidiaries.

In rendering the foregoing opinion such counsel may rely on certificates of corporate officers or governmental officials as to factual matters.

Section 6.2. Conditions to Bank's Obligations. Bank's obligation to effect the Merger shall be subject to the satisfaction (or waiver by Bank) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by Company in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

(b) Company and GIB shall have performed and complied in all material respects with all of their obligation and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

(c) Company shall have deposited with the Exchange Agent an amount of immediately available funds equal to the aggregate cash portion of the Merger Consideration to be paid to shareholders of Bank pursuant to Section 1.7 of this Agreement and shares of Company Common Stock in an amount sufficient to cover the stock portion of the Merger Consideration to be issued to the shareholders of the Bank pursuant to Section 1.7 hereof.

(d) No injunction preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

(e) All necessary regulatory approvals, consents, authorizations and other approvals including the requisite approval of this Agreement and the Merger by the shareholders of Bank and Regulatory Authorities, required by law for consummation of the Merger, shall have been obtained and all waiting periods required by law shall have expired; and

(f) Bank shall have received all documents required to be received from Company on or prior to the Closing Date, all in form and substance reasonably satisfactory to Bank including a legal opinion from a legal representative satisfactory to Bank and its counsel which states in effect:

> (i) Company is a corporation that is duly organized, validly existing and in good standing under the laws of the State of Missouri and authorized to conduct business in the State of Illinois and has full power and authority to own and operate its business and properties and to carry on its business as presently conducted by it;
>
> (ii) The authorized, issued, and outstanding Capital Stock of Company is as set forth in the Registration Statement or Offering Statement, and all such outstanding stock has been duly authorized, is validly issued, fully paid, non-assessable, and free from preemptive rights;
>
> (iii) Each of the Company's subsidiaries, if any, is duly incorporated, validly existing and in good standing under the laws of its state or jurisdiction of incorporation;

(iv) Company has full power and authority to make, execute and deliver this Agreement and Plan of Merger and it has been duly authorized and approved by all necessary action of Company and has been duly executed and delivered and is its valid and binding obligation subject, however, to bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally and to the availability of equitable remedies in general;

(v) The transactions contemplated by this Agreement will not violate the Charter or Bylaws of Company or any of its subsidiaries;

(vi) To the best of such counsel's knowledge, the shares of Company Common Stock to be issued pursuant to this Agreement have been duly authorized, will be validly issued and fully paid and non-assessable and free from preemptive rights;

(vii) The shares of Company Common Stock to be issued pursuant to this Agreement conform to the description thereof contained in the Registration Statement or Offering Statement;

(viii) The Registration Statement has become effective or the Offering Statement has become qualified and, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or Offering Statement has been issued and no proceedings for that purpose have been instituted or threatened; and;

(ix) To the best of such counsel's knowledge after inquiry, there is no litigation or proceeding pending or threatened against Company or any of the Company's subsidiaries relating to the participation in or consummation of the Merger contemplated by this Agreement by Company or any of the Company's subsidiaries.

In rendering the foregoing opinion such counsel may rely on certificates of corporate officers or governmental officials as to factual matters; and

(g) Bank shall be satisfied, in its sole discretion, with its due diligence examination of the financial conditions, results of operations, and review of the assets, books and records of Company and its subsidiaries and shall not have notified Company of its dissatisfaction with the results of such examination on or before 45 days after the date of this Agreement.

(h) Bank shall have received an opinion of Southard Financial, Memphis, Tennessee, or such other reputable financial advisory firm with experience in the financial services industry deemed acceptable by Bank, as to the fairness of the Merger to the Bank's shareholders from a financial point of view ("Fairness Opinion"), which Fairness Opinion shall be reasonably satisfactory to Bank in form and substance, and which Fairness Opinion shall not have been withdrawn prior to consummation of the Merger.

ARTICLE SEVEN
TERMINATION OR ABANDONMENT

Section 7.1. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Effective Time, regardless of whether approval of this Agreement and the Merger by the shareholders of Bank shall have been previously obtained.

Section 7.2. Breach of Agreements. In the event that there is a material breach in any of the representations and warranties or agreements of Company or Bank, which breach is not cured within 45 days after notice of such breach is given in writing by the non-breaching party, and which breach of a representation or warranty, individually or in the aggregate, if by Bank would materially adversely affect the financial condition of Bank or, if by Company, would materially adversely affect the Merger, then the non-breaching party, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

Section 7.3. Failure of Conditions. In the event any of the conditions to the obligations of either party are not satisfied or waived (to the extent such condition may be waived) on or prior to the Closing Date, and if any applicable cure period provided in Section 7.2 hereof has lapsed, then such party may, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

Section 7.4. Approval Denial. If any regulatory application filed pursuant to Section 5.1 hereof should be denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled. However, it is understood that a request for additional information or undertaking by Company, as a condition for approval, shall not be deemed to be a denial or disapproval so long as Company diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review, or similar such act on the part of Company (hereinafter referred to as the "appeal") then the application will be deemed denied unless Company prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval.

Section 7.5. Shareholder Approval Denial. If the Merger is not approved by the requisite vote of two-thirds of the stockholders of Bank entitled to vote at the Stockholders' Meeting, then Company may terminate this Agreement by giving written notice to Bank.

Section 7.6. Breach by Bank. The Company may terminate this Agreement, if the Board of Directors of Bank shall have (i) approved the execution of a definitive agreement with respect to a merger, consolidation, tender or exchange offer or other business combination with a third party, (ii) withdrawn or modified in a manner adverse to Company its approval or recommendation of this Agreement as set forth in Section 4.3 of this Agreement; (iii) breached its obligation to mail the Proxy Statement/Prospectus to its shareholders or failed to include in such Proxy Statement/Prospectus the recommendation that the shareholders of Bank vote to approve the Merger, (iv) taken any public position inconsistent with such recommendation, or (iv) resolved to do any of the foregoing. In event of termination for any of said reasons, Bank shall promptly pay the Company the sum of $250,000 as a termination fee.

Section 7.7. Regulatory Enforcement Matters. In the event that Bank shall become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of this Agreement, which would have a Material Adverse Effect on Bank, then Company may terminate this Agreement.

Section 7.8. Automatic Termination. If the Closing Date does not occur on or prior to the date that is 9 months after the date of this Agreement, then this Agreement may be terminated by either party by giving written notice to the other unless the failure of the Closing Date to occur on or prior to such date is due to the breach of a representation, warranty or agreement contained in this Agreement by the party seeking to terminate.

ARTICLE EIGHT
GENERAL

Section 8.1. Confidential Information. The parties acknowledge the confidential and proprietary nature of the "Information" (as hereinafter described) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of disclosure by a party or its representatives in violation of this Agreement. The parties agree that the information will be used solely for the purposes contemplated by this Agreement and that such information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

Section 8.2. Publicity. Company and Bank shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosures without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall consult with each other in advance of any such responsive public disclosure.

Section 8.3. Return of Documents. Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the other originals and all copies of all

Information made available to such party and will not retain any copies, extracts or other reproductions in whole, or in part of such Information.

Section 8.4. Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile, telecopy or any other means, addressed (in any case) as follows:

(a) if to Bank:

The Bank of Godfrey
2810 Godfrey Road
P. O. Box 5007
Godfrey, Illinois 62035
Attention: John L. McDonald, Jr.
Facsimile: 618-466-0921

With a copy to:

Suelthaus & Walsh, P.C.
7733 Forsyth Boulevard, Suite 1200
St. Louis, Missouri 63105
Attention: Mark B. Weinheimer, Esq.
Facsimile: 314-727-7166

and

(b) if to Company:

Reliance Bancshares, Inc.
11781 Manchester Road
Des Peres, Missouri 63131
Attention: Jerry S. Von Rohr
Facsimile: 314-965-0321

with a copy to:

Anderson & Gilbert
200 S. Hanley Road, Suite 710
St. Louis, Missouri 63105
Attention: Fortis M. Lawder, Esq.
Facsimile: 314-721-3515

or to such other address as any party may from time to time designate by notice to the others.

Section 8.5. Expenses and Liabilities. Except as specifically set forth herein, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial advisors, accountants and counsel. In the event that this Agreement is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 7.2 hereof on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the willfully breaching party.

Company specifically agrees that, notwithstanding any other provision contained in this Agreement, in the event Company fails to close on the transactions contemplated herein for a reason other than the failure of any of the conditions expressly set forth in Section 6.1 of this Agreement (except any such condition that fails due primarily to Company's actions or failure to act, other than Section 6.1(h) which condition may result from Company's actions or failure to act for a period of 45 days after the date of this Agreement), Company shall promptly pay Bank a sum equal to the actual amount of expenses and costs incurred and paid by Bank in connection with the transactions contemplated by this Agreement, including but not limited to any fees, expenses, or costs of Bank's financial advisors (including in connection with a Fairness Opinion), accountants, and legal counsel, but not more than Fifty Thousand Dollars ($50,000.00).

Section 8.6. Nonsurvival of Representations and Warranties. No representation, warranty or agreement contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the earlier termination of this Agreement, except for those representation, warranties and agreements contained herein and therein that by their terms apply or are to be performed in whole or part after the Effective Time; provided, however, that no such representation, warranty or covenant shall be deemed to be terminated or extinguished so as to deprive Company or Bank (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Company or Bank, the aforesaid representations, warranties and covenants being material inducements to the consummation by Company and Bank of the transactions contemplated herein.

Section 8.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supercedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof.

Section 8.8. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

Section 8.9. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by notice to the other party waiving such condition.

The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto: provided, however, that the provisions of this Agreement relating to the amount of Merger Consideration to be received by the shareholders of Bank shall not be amended [after the Stockholders' Meeting] without the requisite approval of the holders of the issued and outstanding shares of Bank Capital Stock entitled to vote thereon.

Section 8.10. Rules of Construction. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

Section 8.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument. For purposes of executing this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopy document is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature on an original document. At the request of any party, any facsimile or telecopy document shall be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the issue of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 8.11.

Section 8.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof, except that the directors and officers of Bank and its Subsidiaries shall be third party beneficiaries of the provisions of Section 5.6 of this Agreement that pertain to them.

Section 8.13. Governing Law, No Assignment. This Agreement shall be governed by the laws of the State of Illinois and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

Section 8.14. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction and such right shall be in addition to any other remedy to which they shall be entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.

(Signatures on next page)

THE BANK OF GODFREY

By:________________________________
Name: Samuel H. Roberts
Title: Chairman of the Board

RELIANCE BANCSHARES, INC.

By:________________________________
Name: Jerry S. Von Rohr
Title: Chairman and President

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into November 19, 2002 by and between RELIANCE BANCSHARES, INC., a Missouri corporation ("Company") and THE BANK OF GODFREY, an Illinois bank ("Bank").

RECITALS

A. Company and Bank are parties to a certain Agreement and Plan of Merger, dated October 17, 2002, pursuant to which, among other things, an interim subsidiary bank of Company will merge with and into Bank (the "Merger Agreement").

B. Pursuant to Section 8.9 of the Merger Agreement, Company and Bank desire to amend the Merger Agreement as set forth below to provide that the Election Forms will be sent to the Bank shareholders upon completion of the Merger rather than in connection with the mailing of the Proxy Statement/Prospectus.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements contained herein and the Merger Agreement, Company and Bank agree as follows:

1. Capitalized Terms. Except as otherwise defined in this Amendment, capitalized terms used herein shall have the meanings ascribed thereto in the Merger Agreement.

2. Section 1.8(a). Section 1.8(a) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

> (a) There shall be mailed to the shareholders of the Bank for the Stockholders Meeting called pursuant to Section 4.3 hereof, a Proxy Statement/Prospectus, including the prospectus contained in the Registration Statement or, at the option of the Company, an Offering Statement to be filed with the U.S. Securities and Exchange Commission (the "SEC") by Company for the purpose of registering or exempting the shares of the Company Common Stock to be exchanged for Bank Capital Stock pursuant to the provisions of this Agreement (the "Registration Statement"). Within five (5) business days after the Effective Time, and concurrently with the mailing of the Merger Letter of Transmittal (as defined in Section 1.9(d) hereof) to the shareholders of Bank, Company shall cause the Exchange Agent to mail each holder of Bank Capital Stock, as identified on the Bank Shareholder List, a form of election (an "Election Form") on which such holder shall make the election as

provided for in Section 1.8(b) of this Agreement. "Exchange Agent" shall mean Independent Bankers Bank of Springfield, Illinois or such other bank or trust company of affiliate thereof selected by Company and reasonably acceptable to Bank to effect the exchange of certificates formerly representing shares of Bank Capital Stock (the "Certificates") for Bank Merger Consideration.

3. Section 1.8(c). The last sentence of Section 1.8(c) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

"Election Deadline" shall mean 5:00 P.M., local time, on the date that is the thirtieth (30th) day after the Closing Date.

4. Section 1.8(h). Section 1.8(h) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

(h) Each separate entry on the Bank Shareholder List shall be presumed to represent a separate and district holder of record of Bank Capital Stock; provided, however, that each of the beneficial owners of shares held of record by a bank, trust company, broker, dealer or other recognized nominee will be treated as a separate holder and either directly or through such nominee may submit a separate Election Form for shares of Bank Capital Stock that are beneficially owned.

5. Section 1.9(d). Section 1.9(d) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

(d) Within five (5) business days after the Effective Time, Company shall cause the Exchange Agent to mail or cause to be mailed to holders of Certificates, as identified on the Bank Shareholder List, letters (each such letter, a "Merger Letter of Transmittal") advising such holders of the effectiveness of the Merger and instructing such holders to tender such Certificates to the Exchange Agent, or in lieu thereof such evidence of lost, stolen or mutilated Certificates and such surety bond or other security as the Exchange Agent may reasonably require (the "Required Documentation"). Within ten (10) business days after the latter to occur of (i) the Election Deadline and (ii) the Exchange Agent's receipt of a Certificate, together with the Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefore the Bank Merger Consideration, plus dividends paid with respect to the portion of the Bank Merger Consideration that constitutes Company Common Stock having a record date after the Effective Time as provided in Section 1.9 (g) hereof.

6. Merger Agreement. Except as specifically set forth herein, all of the terms and conditions of the Merger Agreement remain in full force and effect and shall be binding upon the parties hereto and thereto.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

THE BANK OF GODFREY

By: [signature]
Name: Samuel H. Roberts
Title: Chairman of the Board

RELIANCE BANCSHARES, INC.

By: [signature]
Name: Jerry S. Von Rohr
Title: Chairman and President

Appendix B

Illinois Banking Act

205 ILCS 5/29. Dissenting stockholders

§29. Dissenting stockholders. If a stockholder of a state bank which is a party to a merger other than a merger which is to result in a national bank, shall file with such bank prior to or at the meeting of stockholders at which the plan of merger is submitted to a vote, a written objection to such plan or merger, and shall not vote in favor thereof, and such stockholder, within 20 days after receiving written notice of the date the merger became effective, shall make written demand on the continuing bank for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger, the continuing bank shall pay to such stockholder, upon surrender of his certificate or certificates representing said stock, the fair value thereof. Such demand shall state the number of the shares owned by such dissenting stockholder. The continuing bank shall provide written notice of the effective date of the merger to all shareholders who have filed written objections in order that such dissenting shareholders may know when they must file written demand if they choose to do so. Any stockholder failing to make demand within the 20-day period shall be conclusively presumed to have consented to the merger and shall be bound by the terms thereof. If within 30 days after the date on which such merger was effected the value of such shares is agreed upon between the dissenting stockholders and the continuing bank, payment therefor shall be made within 90 days after the date on which such merger was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting stockholder shall cease to have any interest in such shares or in the continuing bank. If within such period of 30 days the stockholder and the continuing bank do not so agree, then the dissenting stockholder may, within 60 days after the expiration of the 30-day period, file a complaint in the circuit court asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the continuing bank for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger with interest thereon to the date of such judgment. The practice, procedure and judgment shall be governed by the Civil Practice Law of this State.[1] The judgment shall be payable only upon and simultaneously with the surrender to the continuing bank of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting stockholder shall cease to have any interest in such shares or in the continuing bank. Such shares of stock may be held and disposed of by the continuing bank. Unless the dissenting stockholder shall file such compliant within the time herein limited, such stockholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger, and shall be bound by the terms thereof. The right of a dissenting stockholder to be paid the fair value of his shares of stock as herein provided shall cease if and when the continuing bank shall abandon the merger.

[1] 735 ILCS 5/2-101 et seq.

Appendix C

SOUTHARD FINANCIAL RESTATED FAIRNESS OPINION

SOUTHARD FINANCIAL

December 9, 2002

Board of Directors
The Bank of Godfrey
Godfrey, Illinois

RE: Restated Fairness Opinion Relative to Agreement and Plan of Merger, as Amended, Between The Bank of Godfrey, Godfrey, Illinois, and Reliance Bancshares, Inc., Des Peres, Missouri.

Directors:

The Board of Directors of The Bank of Godfrey ("Godfrey") retained Southard Financial, in its capacity as a financial valuation and consulting firm, to render its opinion of the fairness, from a financial viewpoint, of the acquisition of Godfrey by Reliance Bancshares, Inc. ("Reliance"). Southard Financial and its principals have no past, present, or future contemplated financial, equity, or other interest in either Godfrey or Reliance. This opinion is issued based upon financial data as of September 30, 2002.

Southard Financial is a financial valuation consulting firm specializing in the valuation of closely-held companies and financial institutions. Since its founding in 1987, Southard Financial has provided over 2,000 valuation opinions for clients in 43 states. Further, Southard Financial provides valuation services for approximately 130 financial institutions annually. Southard Financial is independent of the parties to the merger.

Approach to Assignment

The key consideration in this fairness opinion is the adequacy of the total price paid by Reliance. Under the terms of the merger, Godfrey shareholders may elect to (1) receive cash of $10.44 per share (the "cash election"), (2) 0.5418 shares of Reliance common stock for each Godfrey share exchanged (the "stock election"), or (3) a combination of cash and stock (the "combined election"). In the aggregate, the transaction is intended to consist of approximately $1,850,000 in cash and 96,104 shares of Reliance common stock (valued at $19.25 per share), for a total purchase price of $3,700,000. Depending on the elections made by the Godfrey shareholders, the form of consideration elected to be received by a shareholder of Godfrey may be reallocated by the exchange agent to achieve these terms. The approach to this assignment was to consider the following factors:

- A review of the financial performance and position of Godfrey and the value of its common stock;
- A review of the financial performance and position of Reliance and the value of its common stock;
- A review of recent bank merger transactions;
- A review of the current and historical market prices of banks and bank holding companies in Illinois and surrounding states;
- A review of the investment characteristics of the common stock of Godfrey and Reliance;
- A review of the Agreement and Plan of Merger between Reliance and Godfrey and any amendments thereto;
- An evaluation of the impact of the merger on the expected return to the current shareholders of Godfrey; and,
- An evaluation of other factors as was considered necessary to render this opinion.

It is Southard Financial's understanding that the merger and resulting exchange of the stock of Godfrey for either cash or the outstanding common stock of Reliance will not qualify as a tax-free exchange for federal income tax purposes. Accordingly, the transaction may have tax consequences for all shareholders of Godfrey, depending on the individual circumstances related to the acquisition and ownership of the stock of Godfrey.

665 OAKLEAF OFFICE LANE
MEMPHIS, TENNESSEE 38117
(901) 761-7500 ■ FAX (901) 761-6045
doug@southardfinancial.com ■ dave@southardfinancial.com

DUE DILIGENCE REVIEW PROCESS

Review of The Bank of Godfrey

Southard Financial reviewed the following information pertaining to Godfrey:

1. Consolidated Report of Condition and Income ("Call Report") of The Bank of Godfrey for the period ended September 30, 2002.
2. Uniform Bank Performance Report ("UBPR") of The Bank of Godfrey for the periods ended December 31, 1999-2001 and June 30, 2002.
3. Budget Summary of The Bank of Godfrey for the periods ending December 31, 2002-04.
4. Amended and Restated Offering Circular of The Bank of Godfrey, dated August 28, 1998.
5. Memorandum of Understanding among The Bank of Godfrey, the FDIC, and the banking commissioner of the State of Illinois, dated May 21, 2002.
6. Additional pertinent information deemed necessary to render this opinion.

Southard Financial visited with the management of Godfrey in Godfrey, Illinois. Discussions included questions regarding the current and historical financial position and performance of Godfrey, its outlook for the future, and other pertinent factors. Details pertaining to Godfrey are contained in Southard Financial's files.

Review of Reliance Bancshares, Inc.

Southard Financial reviewed the following information pertaining to Reliance:

1. Consolidated Report of Condition and Income ("Call Report") of Reliance Bank for the period ended September 30, 2002.
2. Uniform Bank Performance Report ("UBPR") of Reliance Bank for the period ended June 30, 2002.
3. Compiled financial statements of Reliance Bancshares, Inc. for the period ended September 30, 2002.
4. Audited financial statements of Reliance Bancshares, Inc. for the periods ended December 31, 1998-2001.
5. Parent only financial statements of Reliance Bancshares, Inc. (FR Y-9SP) for the years ended December 31, 1999-2001.
6. Budgeted financial statements of Reliance Bank for the years ending December 31, 2002 and 2003.
7. Private Offering Memorandum of Reliance Bancshares, Inc. dated July 30, 1998 and June 1, 2002, and a supplement dated August 1, 2002.
8. Additional pertinent information deemed necessary to render this opinion.

Southard Financial visited with the management of Reliance in Des Peres, Missouri. Discussions included questions regarding the current and historical financial position and performance of Reliance, its outlook for the future, and other pertinent factors. Details pertaining to Reliance are contained in Southard Financial's files.

Merger Documentation

Southard Financial reviewed the Agreement and Plan of Merger (the "Agreement") dated October 17, 2002 and, for purposes of this Restated Fairness Opinion, the First Amendment to Agreement and Plan of Merger dated November 19, 2002 (the "First Amendment"). Appropriate aspects of the Agreement and First Amendment were discussed with the management of Godfrey and Reliance.

Limitations of Analysis

Although discussions with management and supporting documentation give Southard Financial comfort that its due diligence efforts were appropriate, Southard Financial has not conducted a physical examination of all Godfrey's properties or facilities and have not obtained or been provided with any independent formal evaluation of such properties and facilities. Southard Financial has reviewed the financial information and other internal data provided, as well as other publicly available information, and while unable to verify the accuracy and completeness of such data and information, Southard Financial has judged the reasonableness thereof and made certain judgments thereto. The opinion is necessarily based upon market, economic and other considerations as they exist on, and can be evaluated as of the date of this letter.

Further, Southard Financial is not expressing any opinion as to the actual value of the common stock of Reliance when issued to Godfrey's shareholders pursuant to the merger or the price at which shares of Reliance will trade subsequent to the merger.

MAJOR CONSIDERATIONS

Numerous factors were considered in the overall review of the proposed merger. The review process included considerations regarding Godfrey, Reliance, and the proposed merger. The major considerations are as follows:

The Bank of Godfrey

- Historical earnings and dividend payments;
- Outlook for future performance, earnings, and dividends;
- Economic conditions and outlook in Godfrey's market;
- The competitive environment in Godfrey's market;
- Comparisons with peer banks and bank holding companies;
- Potential risks in the loan and securities portfolios;
- Recent minority stock transactions in Godfrey's common stock; and,
- Other such factors as were deemed appropriate in rendering this opinion.

Reliance Bancshares, Inc.

- Historical earnings and dividend payments;
- Outlook for future performance, earnings, and dividends;
- Economic conditions and outlook in Reliance's market;
- The competitive environment in Reliance's market;
- Comparisons with peer banks and bank holding companies;
- Potential risks in the loan and securities portfolios;
- Recent minority stock transactions in Reliance's common stock; and,
- Other such factors as were deemed appropriate in rendering this opinion.

Common Factors

- Historical and current bank merger pricing; and,
- Current market prices for minority blocks of common stocks of banks and bank holding companies in Illinois and surrounding states.

The Proposed Merger

- The terms of the Agreement and Plan of Merger, including the First Amendment thereto, and the pricing of the merger;
- Adequacy of the consideration paid to the shareholders of Godfrey;
- The fact that the merger will not be treated as a tax-free exchange with respect to the cash or Reliance shares received;
- The impact on Reliance's capital and liquidity positions;
- The historical dividend payments of Reliance and the likely impact on the dividend income of the current shareholders of Godfrey (equivalency of cash dividends);
- Pro-forma combined income statements for Reliance post merger and the expected returns to Godfrey shareholders;
- The market for minority blocks of Reliance common stock; and,
- Other such factors as deemed appropriate.

OVERVIEW OF FAIRNESS ANALYSIS

In connection with rendering its opinion, Southard Financial performed a variety of financial analyses. Southard Financial believes that its analyses must be considered as a whole and that considering only selected factors could create an incomplete view of the analyses and the process underlying the opinion. The preparation of a fairness opinion is a complex process involving subjective judgment and is not susceptible to partial analyses. In its analyses, Southard Financial made numerous assumptions, many of which are beyond the control of Godfrey and Reliance. Any estimates contained in the analyses prepared by Southard Financial are not necessarily indicative of future results or values, which may vary significantly from such estimates. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. None of the analyses performed by Southard Financial was assigned greater significance than any other.

FAIRNESS OPINION

Based upon the analyses of the foregoing and such matters as were considered relevant, it is the opinion of Southard Financial that the terms of the offer for the acquisition of The Bank of Godfrey by Reliance Bancshares, Inc. pursuant to the Agreement and Plan of Merger, as amended by the First Amendment, are fair, from a financial viewpoint, to the shareholders of The Bank of Godfrey.

Except for inclusion in proxy materials to be sent to shareholders of Godfrey, any summary of or reference to the opinion or any other reference to Southard Financial by Godfrey in connection with the merger will be subject to Southard Financial's prior review and written approval, which shall not be unreasonably withheld. The opinion will not be included in summarized form, or referred to in any manner in materials distributed to the public or potential investors of Godfrey without Southard Financial's prior written consent, which shall not be unreasonably withheld.

In accordance with recognized professional ethics, Southard Financial's professional fees for this service are not contingent upon the opinion expressed herein. Thank you for this opportunity to be of service to The Bank of Godfrey.

Sincerely yours,

SOUTHARD FINANCIAL

Southard Financial

Dealer Offering Circular Delivery Obligation

Until June 29, 2003 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver an Offering Circular. This is in addition to the dealer's obligation to deliver an Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART III

EXHIBIT INDEX

These exhibits are numbered in accordance with Item 2 of Part III of Form 1-A.

Exhibit Number	**Description**	Sequential Page No.
1	Not Applicable	
2		
(i)*	Restated Articles of Incorporation of Reliance Bancshares, Inc.	
(ii)*	Bylaws of Reliance Bancshares, Inc.	
3(a)	Reference is made to the Restated Articles of Incorporation of Reliance Bancshares, Inc. and to the Bylaws of Reliance Bancshares, Inc. provided as Exhibits 2(i) and 2(ii).	
3(b)	Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of the long term note payable to the Federal Home Loan Bank Board in the amount of $4,300,000 due June 13, 2011.	
4	Not Applicable	
5	Not Applicable	
6(b)		
(i)*	Contract of Sale by and between Increasing Properties, LLC and Reliance Bank, and the first addendum attached thereto (Fenton branch)	
(ii)*	Contract of Sale between Jon P. Hendricks and Theresa Hendricks and Reliance Bank, and all addenda attached thereto (Oakville branch)	
(iii)*	Contract of Sale between Rising Phoenix Development, L.L.C. and Reliance Bank, and all addenda attached thereto (Chesterfield branch)	
(iv)*	Shopping Center Lease between Chestnut Park Plaza, L.L.C. and Reliance Bank (Oakville Loan Production Office)	
6(c)		
(i)*	Reliance Bancshares Non-Qualified Stock Option Plan dated October 17, 2001	
(ii)*	Non-Qualified Stock Option Agreement dated November 14, 2001 between Jerry Von Rohr and Reliance Bancshares, Inc.	
(iii)*	Reliance Bancshares 2001 Incentive Stock Option Plan	

(iv)*	2001 Incentive Stock Option Agreement dated May 1, 2002 between Jerry Von Rohr and Reliance Bancshares, Inc.
(v)*	2001 Incentive Stock Option Agreement dated May 3, 2001 between Jerry Von Rohr and Reliance Bancshares, Inc.
(vi)*	Reliance Bancshares Incentive Stock Option Plan dated April 30, 1999
(vii)*	Incentive Stock Option Agreement dated May 31, 2000 between Jerry Von Rohr and Reliance Bancshares, Inc.
(viii)*	Incentive Stock Option Agreement dated July 23, 1999 between Jerry Von Rohr and Reliance Bancshares, Inc., and First Amendment thereto dated May 1, 2002
(ix)*	Employment Agreement between Jerry Von Rohr and Reliance Bancshares, as amended
(x)*	Employment Agreement between John McDonald, Jr. and The Bank of Godfrey
(xi)*	Employment Agreement between Duane P. Loots and The Bank of Godfrey
(xii)*	Reliance Bancshares Directors' Business Development Contest
7	Not Applicable
8	
(i)	Agreement and Plan of Merger between Reliance Bancshares, Inc. and The Bank of Godfrey dated October 17, 2002 and First Amendment thereto dated November 19, 2002 (incorporated by reference to Appendix A to the Proxy Statement/Offering Circular included as part of Reliance Bancshares, Inc.'s Form 1-A and filed with the Securities and Exchange Commission on January 28, 2003).
(ii)*	List of Exhibits to Agreement and Plan of Merger, as amended
9	Not Applicable
10(a)	
(i)*	Consents of Cummings, Oberkfell, and Ristau, P.C.
(ii)*	Consents of Southard Financial
(iii)	Southard Financial Restated Fairness Opinion (incorporated by reference to Appendix C to the Proxy Statement/Offering Circular

included as part of Reliance Bancshares, Inc.'s Form 1-A and filed with the Securities and Exchange Commission on January 28, 2003).

(iv)	Consent of Anderson & Gilbert contained in Exhibit 11 hereto	
10(b)	Not Applicable	
11	Opinion of Anderson & Gilbert	329
12	Not Applicable	
13	Not Applicable	
14	Not Applicable	
99	Form of Proxy for the Special Meeting of Shareholders of The Bank of Godfrey	335

*Previously filed.

SIGNATURES

The issuer has duly caused this Amendment No. 2 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Des Peres, State of Missouri, on March 25, 2003.

RELIANCE BANCSHARES, INC.

By: /s/ Jerry S. Von Rohr
Jerry S. Von Rohr
Chairman, Chief Executive Officer and President

This Amendment No. 2 to the Offering Statement (File No. 24-10038) has been signed by the following persons in the capacities and on the date indicated.

/s/ Jerry S. Von Rohr Jerry S. Von Rohr, Chairman, Chief Executive Officer and President (Principal Financial Officer)	)	
RALPH W. CASAZZONE* Ralph W. Casazzone, Director	)	
PATRICK R. GIDEON* Patrick R. Gideon, Director	)	
BARRY D. KOENEMANN* Barry D. Koenemann, Director	)	March 25, 2003
FORTIS M. LAWDER* Fortis M. Lawder, Director	)	
EARL G. LINDENBERG* Earl G. Lindenberg, Director	)	
GARY R. PARKER* Gary R. Parker, Director	)	
JAMES E. SANFILIPPO* James E. SanFilippo, Director	)	

*By: /s/ Jerry S. Von Rohr
Jerry S. Von Rohr, Attorney-in-Fact

EXHIBIT 11

Opinion of Anderson & Gilbert

ANDERSON & GILBERT

ATTORNEYS AT LAW

200 SOUTH HANLEY

SUITE 710

ST. LOUIS (CLAYTON), MISSOURI, 63105

(314) 721-2777

FAX (314) 721-3515

E-MAIL aglawfirm@brick.net

ROBERT G. BURRIDGE
FRANCIS X. DUDA •
FORTIS M. LAWDER •
JOEL D. MONSON
D. PAUL MYRE •

STACY G. JACKSON •
MARY JO E. VARGO ••

• MISSOURI AND ILLINOIS
•• ILLINOIS

ROSCOE ANDERSON
(1884-1951)
WILLIAM R. GILBERT
(1886-1963)
JESSE A. WOLFORT
(1882-1967)
NORRIS H. ALLEN
(1904-1991)
NORMAN BIERMAN
(1907-1987)

March 24, 2003

Reliance Bancshares, Inc.
11781 Manchester Road
Des Peres, MO 63131

RE: Form 1-A Regulation A Offering Statement

We are counsel for Reliance Bancshares, Inc., a Missouri corporation (the "Company"), in connection with the qualification under Regulation A promulgated under the Securities Act of 1933, as amended, of 96,104 shares of Class A common stock, $1.00 per share par value, of the Company (the "Shares"), to be issued pursuant to the Agreement and Plan of Merger by and between the Company and The Bank of Godfrey, an Illinois chartered bank (the "Bank") and dated as of October 17, 2002 (the "Agreement and Plan of Merger") as amended by the First Amendment to Agreement and Plan of Merger by and among the Company and the Bank and dated November 19, 2002 (the "First Amendment" and the Agreement and Plan of Merger as amended by the First Amendment being referred to collectively hereinafter as the "Agreement and Plan of Merger as Amended"). A Regulation A Offering Statement on Form 1-A (the "Offering Statement") with respect to such Shares is being filed concurrently herewith with the Securities and Exchange Commission.

As counsel, we have reviewed the organizational documents of the Company, including the Restated Articles of Incorporation as certified by the Secretary of State of Missouri on January 17, 2003 and the Bylaws as amended to date and we have reviewed the Agreement and Plan of Merger as Amended. We have also examined copies of resolutions certified by the Secretary of the Company and adopted at: (i) a meeting of the Board of Directors of the Company (the "Board") held on October 16, 2002; and (ii) a meeting of the Board held on January 15, 2003. We have also relied on a Certificate issued by the Missouri Secretary of State and dated March 11, 2003, certifying as to the incorporation of the Company and to the Company's good standing on that date (the "Missouri Good Standing Certificate"). We have assumed the genuineness of all signatures and the authenticity of all items submitted to us as

originals and the conformity with the originals of all items submitted to us as copies. In rendering our opinions set forth in Paragraph 1 below, we have relied solely upon the information contained in the Public Document.

Based upon the foregoing, we are of the opinion that:

1. The Shares to be issued pursuant to the Agreement and Plan of Merger as Amended are duly and validly authorized.

2. When the Shares are issued by the Company in accordance with the provisions set forth in the Agreement and Plan of Merger as Amended, such Shares will be duly and validly issued, fully paid and nonassessable.

This opinion is based on the laws of the State of Missouri.

We understand that this opinion is to be used in connection with the Offering Statement. We consent to the filing of this opinion as Exhibit 10(a)(iv) of the Offering Statement and also consent to the reference to Anderson & Gilbert wherever it appears in the Offering Statement.

Anderson & Gilbert

ANDERSON & GILBERT

334

EXHIBIT 99

Form of Proxy for the Special Meeting of Shareholders of The Bank of Godfrey

THE BANK OF GODFREY
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
For Special Meeting of Shareholders on May 9, 2003

The undersigned hereby appoints John L. McDonald, Jr., Samuel H. Roberts, and Barry B. Seiler, and each of them, each with power of substitution, as proxies of the undersigned, to attend the Special Meeting of Shareholders of THE BANK OF GODFREY, to be held at the Lobby of The Bank of Godfrey, 2810 Godfrey Road, Godfrey, Illinois 62035, on Friday, May 9, 2003 at 6:00 p.m. local time, and all adjournments thereof, and to vote, as indicated below, the shares of the common stock of The Bank of Godfrey which the undersigned is entitled to vote with all the powers the undersigned would possess if present at the meeting.

APPROVAL OF THE MERGER OF GODFREY INTERIM BANK, A WHOLLY-OWNED SUBSIDIARY OF RELIANCE BANCSHARES, INC., WITH AND INTO THE BANK OF GODFREY SUCH THAT THE BANK OF GODFREY BECOMES THE WHOLLY-OWNED SUBSIDIARY OF RELIANCE BANCSHARES, INC., AND THE IMPLEMENTING AGREEMENT AND PLAN OF MERGER BY AND BETWEEN RELIANCE BANCSHARES, INC. AND THE BANK OF GODFREY DATED OCTOBER 17, 2002, AS AMENDED NOVEMBER 19, 2002.

☐ **FOR** APPROVAL OF THE MERGER AND THE AGREEMENT AND PLAN OF MERGER, AS AMENDED.

☐ **AGAINST** APPROVAL OF THE MERGER AND THE AGREEMENT AND PLAN OF MERGER, AS AMENDED.

☐ **ABSTAIN** FROM VOTING ON THE MERGER AND THE AGREEMENT AND PLAN OF MERGER, AS AMENDED.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this proxy will be voted **FOR** the Merger and the Agreement and Plan of Merger, as amended.

The undersigned hereby revokes all proxies previously given by the undersigned for said meeting. This proxy may be revoked prior to its exercise.

Dated:____________________

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Signature

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Signature

Note: Please sign exactly as your name or names appear hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

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